As filed with the Securities and Exchange Commission on October 11, 2019.

Registration No. 333-233867

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BellRing Brands, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2000	83-4096323
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2503 S. Hanley Road

St. Louis, Missouri 63144

(314) 644-7600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Darcy Horn Davenport

President and Chief Executive Officer

BellRing Brands, Inc.

2503 S. Hanley Road

St. Louis, Missouri 63144

Telephone: (314) 644-7600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tom W. Zook Lewis Rice LLC 600 Washington Avenue, Suite 2500 St. Louis, Missouri 63101 Telephone: (314) 444-7671 Fax: (314) 612-7671	Diedre J. Gray Post Holdings, Inc. 2503 S. Hanley Road St. Louis, Missouri 63144 Telephone: (314) 644-7600 Fax: (314) 646-3367	Ian D. Schuman Benjamin D. Stern Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 Telephone: (212) 906-1200

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	34,500,000	19.00	$655,500,000.00	$85,084

(1)

Includes 4,500,000 shares of Class A common stock that may be sold if the underwriters’ option to purchase additional shares granted by the Registrant is exercised. See “Underwriting (Conflicts of Interest).”

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 11, 2019

PRELIMINARY PROSPECTUS

30,000,000 Shares

Class A common stock

This is the initial public offering of shares of our Class A common stock. We are offering 30,000,000 shares of our Class A common stock.

Before this offering, there has been no public market for our Class A common stock. We estimate the initial public offering price for our Class A common stock will be between $16.00 and $19.00 per share. We have received approval to list our Class A common stock on the New York Stock Exchange (the “NYSE”), under the symbol “BRBR”.

Following this offering, we will have two classes of common stock outstanding: Class A common stock and Class B common stock (our Class A common stock and our Class B common stock are collectively referred to as “common stock”). On matters presented to our stockholders, each share of our Class A common stock entitles its holder to one vote. For so long as Post Holdings, Inc. (“Post”) or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, the share of Class B common stock entitles its holder to a number of votes equal to 67% of the combined voting power of our common stock and, in the aggregate, the holders of our Class A common stock will have 33% of the combined voting power of our common stock. Holders of our shares of Class A common stock will be eligible for dividends and distributions upon liquidation. The holder of our share of Class B common stock will have no economic rights, including no rights to dividends or distributions upon liquidation. See “Description of Capital Stock.”

Following this offering, Post will own a majority of the combined voting power of our common stock, and we will be a “controlled company” under the corporate governance standards of the NYSE; however, we do not currently expect to rely on the “controlled company” exemptions. See “Management—Corporate Governance—Controlled Company Exemptions.”

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, have elected to comply with reduced public company reporting requirements and may elect to comply with reduced public company reporting requirements in future filings. See “Business—Emerging Growth Company Status.”

See “Risk Factors,” beginning on page 28, to read about factors you should consider before buying our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to BellRing Brands, Inc. Before Expenses
Per share	$	$	$
Total	$	$	$

(1)	See “Underwriting (Conflicts of Interest)” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 30,000,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 4,500,000 shares of Class A common stock from us at the initial public offering price less the underwriting discount. See “Underwriting (Conflicts of Interest).”

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2019.

Morgan Stanley	Citigroup	J.P. Morgan	Goldman Sachs & Co. LLC

BofA Merrill Lynch	Barclays	BMO Capital Markets	Credit Suisse	Evercore ISI	Stifel	SunTrust Robinson Humphrey	Wells Fargo Securities

HSBC	Nomura	PNC Capital Markets LLC	Rabo Securities	UBS Investment Bank

Prospectus dated                 , 2019.

brands
bellring™

Premier Protein Dymatize PowerBar

Premier Protein
Creamy Layered Bar
20g PROTEIN
1g SUGAR
Chocolate Peanut Butter
NEW
Premier Protein
160
30g PROTEIN
1g
LOW FAT
Chocolate
Premier Protein

Dymatize
25g
5.5g
2.7g
ISO100
Dymatize

PowerBar
PROTEIN PLUS
20g
FIBER-GLUTEN FREE
VANILLA
PowerBar
PROTEIN NUT2
LOW IN SUGARS

A COMPANY BUILT ON A SIMPLE IDEA: DELIVER NUTRITION THAT PEOPLE CAN’T WAIT TO HAVE.

-CHRISTOPHER

Premier Protein
30g

Premier Protein
30g

Premier Protein
100% Whey Protein Powder
30g 150 1g

Caramel
Premier Protein
30g PROTEIN

Premier Protein
Chocolate Peanut Butter
20g 1g
Premier Protein
Vanilla Almond
20g

“THE FLAVORS ARE    TO DIE FOR. I AM    SO HAPPY I FOUND    PREMIER PROTEIN.” -CHRISTOPHER

"FOUND A NEW FAVORITE. DYMATIZE DOES NOT DISAPPOINT."

-TIFFANY

Dymatize

"BOMB DIGGITY!!!"

-JEFF

PowerBar

PowerBar

“FOUND A NEW                FAVORITE. DYMATIZE    DOES NOT DISAPPOINT.” -TIFFANY “BOMB DIGGITY!!!” -JEFF

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). None of BellRing Brands, Inc., Post or the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC. We, Post and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States (the “U.S.”): We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. Persons outside of the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of our Class A common stock and the distribution of this prospectus outside of the U.S.

GLOSSARY

Unless we otherwise indicate, or unless the context requires otherwise, any references in this prospectus to:

•

“A Blocker” refers to TA/DEI-A Acquisition Corp., a Delaware corporation, which, prior to the completion of the formation transactions, is an indirect wholly-owned subsidiary of Post and, after completion of the formation transactions, will be a direct wholly-owned subsidiary of BellRing Brands, LLC.

•

“Active Nutrition International” refers to Active Nutrition International GmbH, formerly known as PowerBar Europe GmbH, which, prior to the completion of the formation transactions, is a wholly-owned subsidiary of Post Acquisition Sub IV, LLC (which is a wholly-owned subsidiary of Post) and,

i

after the completion of the formation transactions, will be an indirect wholly-owned subsidiary of BellRing Brands, LLC.

•

the “amended and restated limited liability company agreement” refers to the amended and restated limited liability company agreement of BellRing Brands, LLC to be entered into among BellRing Brands, LLC, BellRing Brands, Inc. and Post in connection with the formation transactions and this offering.

•

“B Blockers” refers to, collectively, (i) TA/DEI-B1 Acquisition Corp., a Delaware corporation, (ii) TA/DEI-B2 Acquisition Corp., a Delaware corporation and (iii) TA/DEI-B3 Acquisition Corp., a Delaware corporation, each of which, prior to the completion of the formation transactions, is an indirect wholly-owned subsidiary of Post and, as part of the formation transactions, will be merged with and into the A Blocker.

•

the “ancillary agreements” refers to all agreements to be entered into by Post, BellRing Brands, Inc., BellRing Brands, LLC and/or their respective subsidiaries in connection with the formation transactions and this offering, including the employee matters agreement, the investor rights agreement, the amended and restated limited liability company agreement, the tax matters agreement, the tax receivable agreement and the master services agreement.

•	“BellRing Brands, LLC” refers to BellRing Brands, LLC (currently known as Dymatize Holdings, LLC), a Delaware limited liability company.

•	“BellRing Brands, LLC Units” refers to the non-voting membership units of BellRing Brands, LLC as described in the amended and restated limited liability company agreement of BellRing Brands, LLC.

•	“Board of Directors” refers to the board of directors of BellRing Brands, Inc.

•	“Board of Managers” refers to the board of managers of BellRing Brands, LLC.

•	“buy rate” refers to the average amount of product purchased by one buying household during the specified time period.

•

“CAGR” refers to compounded annual growth rate and represents the rate of increase or decrease required for a number to get from its initial value to its ending value, assuming the increase or decrease occurred steadily and was compounded over the referenced time period.

•

“Dymatize Enterprises” refers to Dymatize Enterprises, LLC, a Delaware limited liability company, which, prior to the completion of the formation transactions, is an indirect wholly-owned subsidiary of Post and, after completion of the formation transactions, will be a direct and indirect wholly-owned subsidiary of BellRing Brands, LLC.

•

the “employee matters agreement” refers to the employee matters agreement to be entered into between Post and BellRing Brands, Inc. or their respective subsidiaries in connection with the formation transactions and this offering.

•

“Euromonitor data” refers to data for the convenient nutrition category from Euromonitor International Limited (“Euromonitor”), which is defined by Euromonitor to include the sports nutrition, meal replacement, supplement nutrition drinks, fruit and nut bar and energy bar categories.

•

“fiscal 2013” refers to the fiscal year ended September 30, 2013; “fiscal 2014” refers to the fiscal year ended September 30, 2014; “fiscal 2015” refers to the fiscal year ended September 30, 2015; “fiscal 2016” refers to the fiscal year ended September 30, 2016; “fiscal 2017” refers to the fiscal year ended September 30, 2017; “fiscal 2018” refers to the fiscal year ended September 30, 2018; “fiscal 2019” refers to the fiscal year ending September 30, 2019; and “fiscal 2019, 2020, 2021, 2022 and 2023” refers to the fiscal years ending September 30 for each of 2019, 2020, 2021, 2022 and 2023, respectively.

•

the “formation transactions” refer to the series of transactions to be completed in connection with this offering pursuant to the master transaction agreement and as described under “Prospectus Summary—Formation Transactions.”

•	“household penetration” refers to the percentage of U.S. households that purchased a specified item at least once during a specified time period.

•	the “investor rights agreement” refers to the investor rights agreement to be entered into between Post and BellRing Brands, Inc. in connection with the formation transactions and this offering.

•

the “master services agreement” refers to the master services agreement to be entered into among BellRing Brands, Inc., BellRing Brands, LLC and Post in connection with the formation transactions and this offering.

•	the “master transaction agreement” refers to the master transaction agreement to be entered into prior to the completion of this offering among Post, BellRing Brands, Inc. and BellRing Brands, LLC.

•	“media impressions” refers to the number of people who were exposed to brand messaging at any point during the specified time period.

•

“Post’s Active Nutrition business” refers to the Active Nutrition business of Post which, effective as of the fiscal quarter ended June 30, 2015, has been comprised of the operations and business of Premier Nutrition, Dymatize Enterprises and the PowerBar brand and also includes Active Nutrition International.

•

the “Post bridge loan” refers to the $1,225.0 million unsecured bridge loan to be obtained by Post from various financial institutions in connection with the formation transactions and prior to the completion of this offering, as described under “Prospectus Summary—Debt Financing Arrangements—Post Bridge Loan” and “Description of Certain Indebtedness.”

•	“PowerBar” refers to the PowerBar brand, which is owned by Premier Nutrition.

•

“Premier Nutrition,” prior to the completion of the formation transactions, refers to Premier Nutrition Corporation, a Delaware corporation and wholly-owned subsidiary of Post, and, after the completion of the formation transactions, refers to Premier Nutrition Company, LLC, a Delaware limited liability company and wholly-owned subsidiary of Dymatize Enterprises, LLC.

•	“purchase size” refers to the average amount in dollars of product purchased by one buying household on a single shopping trip.

•	“repeat rate” refers to the percentage of buyers of a particular product who purchase that product at least twice during a specified time period.

•	“share of requirements” refers to the percentage of category dollars households spend on the brand in question.

•	“share of shelf” refers to a metric that compares the number of unique items of a given brand to the total number of shelved items in a category.

•	“SKU” refers to stock keeping unit.

•	“Supreme Protein” refers to Supreme Protein, LLC, a Delaware limited liability company and wholly-owned subsidiary of Dymatize Enterprises, LLC.

•

the “tax matters agreement” refers to the tax matters agreement to be entered into among BellRing Brands, Inc., BellRing Brands, LLC and Post in connection with the formation transactions and this offering.

•

the “tax receivable agreement” refers to the tax receivable agreement to be entered into among BellRing Brands, Inc., BellRing Brands, LLC and Post in connection with the formation transactions and this offering.

•	“Total US xAOC” refers to data from Nielsen tracked channels for the food, drug, mass, Walmart, club, dollar and military channels.

•	“Total US xAOC including Convenience” refers to data from Nielsen tracked channels for Total US xAOC plus the convenience channel.

•

“tracked channels” refers to stores and other outlets within channels in which a third party industry source collects and reports sales data on an ongoing basis with SKU level detail. In the convenient nutrition category, tracked channels include food, drug and mass, or FDM, and convenience.

•

“untracked channels” refers to stores and other outlets within channels in which no third party industry source collects and reports sales data on an ongoing basis with SKU level detail. In the convenient nutrition category, untracked channels include club retailers that do not participate in Nielsen tracking (e.g., Costco) and channels such as eCommerce, foodservice, specialty, vending and dollar.

•	“velocity” refers to the speed at which products move off retail shelves to the end consumer for brands or products with sales greater than or equal to one million dollars.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “our,” “us,” “the Company” and “our Company” refer to (1) after the completion of the formation transactions, BellRing Brands, Inc. and its subsidiaries, including BellRing Brands, LLC, Premier Nutrition, Dymatize Enterprises, Supreme Protein and Active Nutrition International, and (2) prior to the completion of the formation transactions, Post’s Active Nutrition business, and all references in this prospectus to BellRing Brands, Inc. or BellRing Brands, LLC refer only to such particular entity.

INDUSTRY AND MARKET DATA

This prospectus includes estimates, projections and other information concerning the convenient nutrition category, including data regarding the estimated size of the market, projected growth rates and perceptions and preferences of customers, that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other independent sources, each of which is either publicly available without charge or available on a subscription fee basis. None of such information was prepared specifically for us in connection with this offering. Some data also is based on our good faith estimates, which are derived from management’s knowledge of the industry and from independent sources. These third party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable, but that the publications and surveys can give no assurance as to the accuracy or completeness of such information. Market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Although we are responsible for all of the disclosures contained in this prospectus and we believe the industry and market data included in this prospectus is reliable, we have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions on which such data is based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources. The industry and market data included in this prospectus involve a number of assumptions and limitations, and before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters. Market share data is based on information from Nielsen, Euromonitor and other industry publications, surveys and forecasts.

This prospectus also presents metrics related to visitors to our brand websites and to our presence on third party social media sites, such as the number of “likes” on our brand Facebook pages and the number of followers of our brand Instagram pages. These metrics contain certain limitations. The number of visitors to our websites has not been independently verified, and there are inherent challenges in measuring our unique visitors accurately. Further, we have relied on the calculations and analysis conducted by the social media sites and our use of third party analytics tools to present metrics that, as closely as possible, reflect genuine users and legitimate user activity on the respective platforms. Data from such sources, however, may include information relating to fraudulent accounts and interactions with our sites and social media accounts or the social media accounts of our influencers (including as a result of the use of bots, or other automated or manual mechanisms to generate false impressions), as well as persons with multiple accounts on one service, deactivated or inactive accounts or multiple views, “likes” or similar actions by the same user. We have only a limited ability to independently verify the metrics provided by social media sites and tools. Investors should not place undue reliance or emphasis on website visits or social media measures given these limitations and the fact that they do not bear any direct relationship to our financial condition or results of operations.

TRADEMARKS AND SERVICE MARKS

The name and mark Post®, and other trademarks, trade names and service marks containing Post appearing in this prospectus, are the property of Post or one of its subsidiaries (excluding us). Other logos, trademarks, trade names and service marks mentioned in this prospectus, including Premier Protein®, Dymatize®, PowerBar®, Premier Protein Clear®, ISO.100®, Elite Mass®, Elite Whey Protein®, Elite 100% Whey®, Super Mass Gainer®, All9 Amino®, PowerBar Clean Whey®, PowerBar Protein Plus®, Joint Juice® and Supreme Protein®, are currently the property of, or are under license by, us, and we have submitted an application for the trademark BellRing Brands. We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this prospectus may be registered in the U.S. and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this prospectus is owned or used under license by such company.

v

NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented herein and discussed below do not comply with generally accepted accounting principles (“GAAP”) because they are adjusted to exclude (include) certain cash and non-cash income and expenses that would otherwise be included in (excluded from) the most directly comparable GAAP measure in the statement of operations and comprehensive income. These non-GAAP financial measures, which are not necessarily comparable to similarly titled captions of other companies because of differences in the methods of calculation, should not be considered an alternative to, or more meaningful than, related measures determined in accordance with GAAP. As further discussed below, these non-GAAP financial measures supplement other metrics used by management to internally evaluate our business and facilitate the comparison of operations over time.

“Adjusted net earnings” represents a supplemental measure of our operating performance. We believe that Adjusted net earnings is useful to investors in evaluating our operating performance because it excludes items that affect the comparability of our financial results and could potentially distort an understanding of the trends in our business performance. This financial measure is not calculated in accordance with GAAP and should be considered in addition to, and not a substitute for or superior to, measures of our financial position prepared in accordance with GAAP. Our calculation of Adjusted net earnings may not be comparable to similarly titled measures utilized by other companies since such companies may not calculate it in the same manner as we do. In addition, in evaluating Adjusted net earnings, you should be aware that in the future we may incur expenses similar to the adjustments used in deriving these measures and our presentation of Adjusted net earnings should not be construed as implying that our future results will be unaffected by unusual or non-recurring items.

“Adjusted EBITDA” represents a further supplemental measure of our operating performance and ability to service debt. We believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because (i) we believe it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, (ii) it presents a measure of corporate performance exclusive of capital structure and the method by which the assets were acquired, and (iii) it is a financial indicator of a company’s ability to service its debt, as we will be required to comply with certain covenants and limitations that are based on variations of EBITDA in our financing documents. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect our future requirements for capital expenditures;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and such measures do not reflect any cash requirements for such replacements.

Because of these and other limitations, you should rely primarily on our GAAP results and use Adjusted net earnings and Adjusted EBITDA only supplementally. In addition, in evaluating Adjusted net earnings and Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments used in deriving Adjusted net earnings and Adjusted EBITDA, and our presentation of Adjusted net earnings and Adjusted EBITDA should not be construed as implying that our future results will be unaffected by unusual or non-recurring items. Our calculation of Adjusted net earnings and Adjusted EBITDA may not be comparable to similarly titled measures utilized by other companies since such companies may not calculate them in the same manner as we do.

For a reconciliation of Adjusted net earnings and Adjusted EBITDA to the most directly comparable GAAP measure, see “Explanation and Reconciliation of Non-GAAP Measures.”

PROSPECTUS SUMMARY

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before deciding whether to purchase shares of our Class A common stock. You should read the entire prospectus carefully before making your investment decision. You should carefully consider, among other information, Post’s Active Nutrition business’s combined financial statements and the accompanying notes and the information under “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Some of the statements in this summary contain forward-looking statements, as discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

We describe in this prospectus Post’s Active Nutrition business that will be transferred to BellRing Brands, LLC as part of the formation transactions described below as if it was our business for all historical periods described. Our historical financial results as part of Post contained in this prospectus may not reflect our financial results in the future as a publicly-traded company no longer wholly-owned by Post or what our financial results would have been had we been such a company during the periods presented.

Our Company: Bringing Good Energy to the World

We are a rapidly growing leader in the global convenient nutrition category, aiming to enhance the lives of our consumers by providing them with highly nutritious, great-tasting products they can enjoy throughout the day. Our primary brands, Premier Protein, Dymatize and PowerBar, target a broad range of consumers and compete in all major product forms, including ready-to-drink (“RTD”) protein shakes, powders and nutrition bars. Our products are distributed across a diverse network of channels including club, food, drug and mass (“FDM”), eCommerce, convenience and specialty. Our vision is to create a healthier world where EVERYONE actively seeks and has access to great-tasting nutrition. Our commitment to consumers is to strive to make highly effective products that deliver best-in-class nutritionals and superior taste. Our Company is guided by the following core values:

•	We Are Builders. We challenge the status quo, constantly striving for better, smarter ways to do things while maintaining our entrepreneurial agility to quickly seize opportunities.

•

We Are Champions of Great-Tasting Nutrition. We believe nutrition sits at the core of a healthy and active lifestyle; however, we know that it is not always easy (or enjoyable) to be healthy. This is why we never compromise on our commitment to strive to make highly effective products that deliver best-in-class nutritionals and superior taste.

•

We Are Better Together. We value each member of our team and know that success is only achievable through our collective efforts. We coach rather than tell and work hard to build people up through encouragement and empowerment.

•	We Ring the Bell. We celebrate the small victories, as well as the big wins. We are a low-ego group—inspiring and appreciating each other, happily sharing credit—all to Ring the Bell.

We believe our largest brand, Premier Protein, is one of the top growth brands in the U.S. convenient nutrition category based on Nielsen data for Total US xAOC including Convenience for the 52 week period ended August 3, 2019 and is positioned to appeal to mainstream consumers focused on healthy nutrition. Our Premier Protein brand holds the #1 share position in the convenient nutrition category and RTD protein shakes as measured by Nielsen household panel data for all outlets for the 52 week period ended July 27, 2019. Net sales of our Premier Protein RTD shakes grew at a CAGR of 42% from fiscal 2016 to fiscal 2018. Our Dymatize brand is a market leader targeting fitness enthusiasts, who value the brand for its science-based product development and athletic performance focus. Our PowerBar brand is one of the most well-known brands in the convenient nutrition category based on a survey powered by Qualtrics performed in June 2019 and targets a range of consumers from committed athletes to active individuals.

Our diverse product portfolio includes:

Three product forms have accounted for the majority of our net sales over the last three fiscal years. In fiscal 2018, RTD protein shakes accounted for 71% of net sales, powders accounted for 14% of net sales and nutrition bars accounted for 11% of net sales. In fiscal 2017, RTD protein shakes accounted for 63% of net sales, powders accounted for 16% of net sales and nutrition bars accounted for 16% of net sales. In fiscal 2016, RTD protein shakes accounted for 51% of net sales, powders accounted for 22% of net sales and nutrition bars accounted for 22% of net sales.

Our net sales by brand and product form are reflected below:

Fiscal 2018 Net Sales by Brand	Fiscal 2018 Net Sales by Product Form(1)

(1) Numbers do not add to 100% due to rounding.

Fiscal 2018 Net Sales By Channel

We have benefited from the consumer trends driving the rapid growth in the convenient nutrition category. Mainstream consumers are increasingly focused on consuming healthier food and beverage alternatives, and specifically on increasing protein in their diets. Consumers also are eating more frequently throughout the day. These category tailwinds support our convenient, protein-enriched food and beverage products that can be consumed on-the-go as nutritious snacks or meal replacements. We believe the convenient nutrition category consists of four key consumer need states as defined by management based on a category study performed by Seurat Group in May 2018: everyday nutrition, adult nutrition, sports nutrition and weight management. We believe most brands in the convenient nutrition category are positioned to appeal primarily to one consumer need state, but we have developed brand equities and product value propositions to appeal to a broad range of need states. Everyday nutrition, the need state where we have our largest presence, is the fastest-growing need state in the category based on Nielsen data for Total US xAOC including Convenience for the 52 week period ended August 8, 2015 and the comparable period in 2019 and spans a range of consumption occasions, including breakfast, snack, meal replacement and treat. In the U.S., management estimates that the everyday nutrition need state accounted for $3.2 billion in sales for the 52 week period ended August 3, 2019 and grew at a 17% CAGR from 2015 to 2019, based on data from Nielsen for Total US xAOC including Convenience. Premier Protein is positioned to satisfy not only the everyday nutrition consumer need state, but also to appeal to the adult nutrition, sports nutrition and weight management need states, while Dymatize and PowerBar are primarily focused on the sports nutrition need state.

Consumers in the U.S. and internationally purchase our products through several channels including club, FDM, eCommerce (such as Amazon), convenience (such as 7-Eleven) and specialty (such as The Vitamin Shoppe). We maintain a strong leadership position in the club channel based on Nielsen household panel data for the 52 week period ended July 27, 2019 and have developed deep, long-standing relationships with customers such as Costco (which is not included in Nielsen tracked channels) and Sam’s Club. Continued expansion in FDM represents an exciting opportunity to leverage existing relationships with key retail partners such as Walmart, Target, Kroger and Walgreens to grow our presence. Expansion in FDM and eCommerce increases consumer exposure to and trial of our products, which we believe will drive repeat purchases and increase our penetration across all channels.

We have organically grown our net sales from $574.7 million in fiscal 2016 to $827.5 million in fiscal 2018, representing a CAGR of 20%. Over the same period, net income grew from $19.9 million in fiscal 2016 to $96.1 million in fiscal 2018, representing a CAGR of 120%, Adjusted net earnings grew from $29.3 million in fiscal 2016 to $93.3 million in fiscal 2018, representing a CAGR of 78% and Adjusted EBITDA grew from $72.0 million in fiscal 2016 to $156.5 million in fiscal 2018, representing a CAGR of 47%. Our attractive financial profile includes high margins, modest capital expenditures and limited working capital requirements, which enables us to generate significant free cash flow. These attributes provide us with the financial flexibility to continue to invest in brand marketing, research and development and people development and to pursue value-enhancing acquisition opportunities as they arise. See “Explanation and Reconciliation of Non-GAAP Measures” for a reconciliation of Adjusted net earnings and Adjusted EBITDA, each a non-GAAP measure, to the most directly comparable GAAP measure.

Our Strengths

We believe the following strengths enabled us to develop a competitive advantage and maintain a leading market position and are critical to our continued success.

Well-Positioned in Growing and On-trend Category Driven by Positive Consumer Trends

We operate in the $32.7 billion global convenient nutrition category according to Euromonitor data for 2018, a rapidly-growing and on-trend category within food and beverage. Based on Euromonitor data, at $17.1 billion for 2018, the U.S. market is the largest and most developed market in the world and grew at a CAGR of 9% between 2014 and 2018, and is expected to grow to $21.2 billion by 2021.

We believe growth in the category is driven by consumers’ increased desire and dedication to pursue active lifestyles and growing interest in high quality nutrition and health and wellness. In addition, consumers have become more aware of the numerous benefits of protein consumption, including sustained energy, muscle recovery and satiety. This awareness is evidenced by a Nielsen 2018 Consumer Insights article showing U.S. consumers have a growing appetite for protein with 55% of U.S. households indicating that protein is now an important attribute to consider when buying food for their households. Nevertheless, research published in 2018 found that roughly 40% of participants still did not meet current daily protein recommendations according to U.S. News & World Report. Furthermore, approximately one in three U.S. adults are obese and more than 100 million Americans have diabetes or are pre-diabetic according to the Center for Disease Control and Prevention, and 90% of Americans eat more sodium than is recommended according to the American Heart Association, Inc. Additionally, as the IRI 2019 State of the Snack Food Industry report highlights, consumers are increasingly eating more frequently throughout the day, with 47% of consumers snacking more than three times a day. In fact, according to Mintel’s 2019 report, Snacking Motivations and Attitudes, 95% of U.S. adults snack daily. These statistics reflect the broader trend that mainstream consumers, not just fitness enthusiasts, are looking for convenient, protein-enriched food and beverage products that can be consumed on-the-go as nutritious snacks or as meal replacements. New consumer consumption and increasing consumption from existing consumers are fueling growth in the category. Household penetration for liquids and powders are at only 24% and 11%, respectively, versus 43% for bars for the 52 week period ended July 27, 2019 according to Nielsen household panel data for all outlets. These statistics, together with a modest household penetration of just 5% for our RTD protein shakes for the 52 week period ended July 27, 2019 according to Nielsen household panel data for all outlets, demonstrate our significant room for further growth.

Our product portfolio is designed to appeal to these consumer preferences for great-tasting, nutritious and convenient products. The majority of our products that we sell are high in protein, meaning that at least 20% of the recommended amount of protein per day (Recommended Daily Value) comes from the product, while maintaining a superior taste profile. We believe this category will continue to be propelled by positive consumer trends and offer attractive growth opportunities for our Company.

Flagship Brand Supported by Other Well-Recognized Brands with Growth Potential

Premier Protein is our flagship brand and is supported by a portfolio of other well-recognized brands with growth potential. Premier Protein is positioned to appeal to mainstream consumers seeking convenient, delicious protein products they can enjoy throughout the day. Our 11 ounce Premier Protein RTD shake epitomizes this brand commitment, providing a great-tasting, on-the-go beverage with 30 grams of protein and only one gram of sugar. The combination of taste, leading nutritionals and portability makes drinking shakes an everyday occurrence for many of our consumers. Our brands have strong loyalty because our products help our consumers achieve their desired results, which vary by consumer but include satiety, sustained energy or muscle recovery. We believe the combination of leading nutritionals, superior taste and highly effective results creates strong bonds between our consumers and our brands which will continue to fuel our growth. Our consumer advocates are the cornerstone of our marketing efforts, and we believe no other brand in the category inspires brand love similar to that of Premier Protein. The brand has achieved category-leading share requirements and repeat purchase frequencies for liquid brands with sales greater than $2.0 million based on Nielsen household panel data for all outlets for the 52 week period ended July 27, 2019. In addition, we believe Premier Protein has some of the highest product velocity rates in the convenient nutrition RTD category in the FDM channel based on Nielsen tracked channels data for the 52 week period ended August 3, 2019. Premier Protein holds the #1 share in the convenient nutrition category and the convenient nutrition RTD category based on Nielsen household panel data for all outlets for the 52 week period ended July 27, 2019.

Dymatize is a high-quality sports nutrition brand that targets fitness enthusiasts, who trust the brand for its science-based product development, athletic performance focus and third party validation that its products are free of banned substances. Dymatize’s award-winning product portfolio spans protein powders, protein bars and nutritional supplements. We believe our ISO100 product is the best-selling hydrolyzed 100% whey protein isolate in the specialty channel and is known for its superior quality and exceptional taste. The brand has a loyal following among consumers who use sports nutrition to support athletic training regimens and has a strong presence in the domestic specialty and eCommerce channels, as well as internationally. Recently, the brand has demonstrated its ability to expand into new channels through its entry into club and mass, which remain large growth opportunities.

PowerBar is one of the most well-known brands in the convenient nutrition category based on a survey powered by Qualtrics performed in June 2019. The brand aims to deliver nutrient dense products to fuel consumers with ambitious, athletic lifestyles. Its product portfolio ranges from great-tasting protein and energy snacks for lifestyle athletes to highly functional and technical energy products for competitive athletes’ in-game usage. PowerBar is positioned as a high-quality brand both in the U.S. and internationally and has a notable presence in Western Europe.

Superior Products with Leading Nutritional Attributes and Taste

Premier Protein delivers products with high protein and superior taste. The brand’s RTD protein shakes are formulated to deliver leading levels of protein while maintaining one of the leanest nutritional profiles (as measured by sugar and calorie content) in the convenient nutrition category. Our RTD protein shakes are gluten- and soy-free, low fat and fortified with 24 vitamins and minerals while maintaining a superior taste profile and certain of our RTD protein shake flavors were awarded the American Masters of Taste Gold Medal for 2015, 2016, 2017, 2018 and 2019. We recently have accelerated our efforts to expand our Premier Protein portfolio to include new flavors, powders and nutrition bars.

Dymatize is built on a foundation of science-based product development and athletic performance focus. Dymatize products are formulated based on the latest scientific research and are rigorously tested in university studies and at elite professional training facilities. The brand’s flagship product, ISO100, is a fast absorbing, easily digestible and easily soluble powder. ISO100 won the “Isolate Protein of the Year” award for 2013 through 2017 as part of the annual Bodybuilding.com Supplement Awards. It also is known for its exceptional taste which, combined with its leading nutritional attributes, has allowed the brand to develop a large and loyal consumer following. As of July 2019, Dymatize has more than one million followers across Facebook and Instagram, growing more than 30% over the last twelve months.

PowerBar products deliver concentrated energy and protein in convenient formats that can be consumed by competitive athletes and fitness enthusiasts to help reach peak performance. The brand’s performance and endurance products, targeted at endurance athletes, delivers carbohydrates in different product forms such as nutrition bars, gels, chews and powders for in-game usage. To adapt to evolving consumer trends, PowerBar has expanded its product portfolio to include a natural vegan protein bar and protein bars fortified with calcium and magnesium.

Proven Track Record Across Channels Based on Strong Customer Relationships

Our products are sold across a variety of channels in the U.S. and internationally. Our largest brand, Premier Protein, originated in the club channel and we have deep, long-standing relationships with our club customers. We have organically grown our sales in the club channel, and we have progressively introduced new flavors and product extensions with great success. Our sales in the club channel grew at a 31% CAGR from fiscal 2016 to fiscal 2018. We also have effectively leveraged our strong customer relationships to cross-sell our brands within different channels. For example, we recently secured national distribution of several Dymatize products with our club, mass and drug customers as well as several regional grocery customers.

We have demonstrated an ability to organically grow in other distribution channels, including expanding our presence in FDM with significant growth across key national retail partners. Our sales in the FDM channel grew at a 38% CAGR from fiscal 2016 to fiscal 2018. Further, we have experienced sizeable organic growth in the eCommerce channel, where our strong brand recognition drives high conversion rates among consumers who view our products online. Our sales in the eCommerce channel grew at a 52% CAGR from fiscal 2016 to fiscal 2018. In convenience and dollar, we recently gained distribution for additional products. Expansion in FDM and eCommerce increases consumer exposure to and trial of our products, which we believe will drive repeat purchases and further our growth across all channels.

Asset-Light Platform

We utilize a largely outsourced manufacturing network consisting of co-manufacturers and third party logistics providers. Partnering with a diversified group of co-manufacturers enables our Company to focus on our core in-house capabilities, including sales and marketing, brand management, customer service and research and development, allowing management to drive profitable growth.

Utilizing our four research and development facilities, we also have built a highly dynamic research and development platform that leverages input from our customers and sales force to enhance our speed-to-market with new products and flavors.

Attractive Organic Growth and Financial Profile

We have an attractive financial profile with a track record of significant organic growth. Net sales have grown organically from $574.7 million in fiscal 2016 to $827.5 million in fiscal 2018, representing a CAGR of 20%. Similarly, net income grew from $19.9 million in fiscal 2016 to $96.1 million in fiscal 2018, representing a CAGR of 120%, Adjusted net earnings grew from $29.3 million in fiscal 2016 to $93.3 million in fiscal 2018, representing a CAGR of 78% and Adjusted EBITDA grew from $72.0 million in fiscal 2016 to $156.5 million in fiscal 2018, representing a CAGR of 47%. See “Explanation and Reconciliation of Non-GAAP Measures” for a reconciliation of Adjusted net earnings and Adjusted EBITDA, each a non-GAAP measure, to the most directly comparable GAAP measure. In addition, our operating margin profile benefits from the quality of our brand portfolio and our lean organization structure. Our asset-light business model requires modest capital expenditures, with annual capital expenditures averaging less than 1% of net sales over the last three years. Our margin profile, along with our capital expenditure-light model and limited working capital requirements, drive consistently high cash flow generation, providing significant financial flexibility to continue to reinvest in our business and pursue value enhancing acquisition opportunities as they arise.

Experienced and Talented Management Team

We have assembled an experienced and talented management team led by our President and Chief Executive Officer, Darcy Horn Davenport, who has over twenty years of experience in the consumer packaged goods industry, including nearly ten years with Premier Nutrition and predecessor companies. Our talented management team has an average of eighteen years of experience in the consumer packaged goods industry. This team has demonstrated its ability to enhance the business through active portfolio management, including focused innovation, marketing, expansion of customer relationships and entering new sales channels. Our management team has presided over significant organic growth in the business and has successfully integrated multiple acquisitions.

The strength of our management team is further enhanced by the significant industry experience of the leadership team at our parent company, Post. In particular, Robert V. Vitale, our Executive Chairman and the President and Chief Executive Officer of Post, brings more than thirty years of financial and consumer packaged goods experience to our team.

Our Growth Strategies

We believe our presence across consumer segments, channels, product forms and geographies is unmatched by any of our competitors. This presence provides us with multiple avenues to drive continued growth in our business at a rate that outpaces the rapidly expanding convenient nutrition category.

In addition, as a publicly traded and separately capitalized company, we will be better positioned to reach our full potential, with greater financial and managerial flexibility to pursue our distinct operational priorities.

Drive Increased Household Penetration and Love for Our Brands

Premier Protein, our largest brand, holds the #1 share position in the convenient nutrition category and RTD protein shakes as measured by Nielsen household panel data for all outlets for the 52 week period ended July 27, 2019. However, household penetration for Premier Protein RTD shakes is 5% (compared to 24% for liquids in the convenient nutrition category) for the 52 week period ended July 27, 2019 according to Nielsen household panel data for all outlets, which we believe provides significant opportunity for further expansion. We believe Premier Protein is well-positioned to increase household penetration given its mainstream relevance and approachable positioning with the everyday consumer; it has demonstrated this ability by contributing to the overall growth of the category. Based on data from Nielsen for Total US xAOC including Convenience for the 52 week period ended January 26, 2019, 53% of the convenient nutrition RTD category’s growth was driven by the Premier Protein brand through new category buyers and incremental consumption by existing buyers. We believe we can continue to increase household penetration and bring in new category buyers by increasing consumer awareness of the role Premier Protein can play in healthy and active lifestyles. We plan to continue investing in comprehensive marketing plans that include national advertising, social media, sampling and grassroots efforts to introduce consumers to the superior taste and nutritional benefits of our products. We will leverage our fans’ enthusiasm for the brand to spread the word about the exceptional taste and benefits of our products. The strategic theme of our marketing for the last several years has been “Showcasing Our Fan Love,” which is centered around letting fans tell others about our differentiated portfolio. We believe this marketing approach increases relevance, credibility and memorability among our consumers, positioning Premier Protein as a leading brand that delivers a differentiated offering of nutritional products. We believe these efforts drive new household participation as well as deeper loyalty and consumer love for the brand.

Historically, Dymatize has been sold predominantly in the specialty channel and PowerBar internationally in the sports specialty channel. As both brands continue to expand in channels, such as eCommerce and FDM, in the U.S. for Dymatize and in Europe for PowerBar, we believe household penetration also will increase through incremental brand exposure. We also plan to deepen consumer love of our Dymatize and PowerBar brands among fitness enthusiasts via our global network of athlete brand ambassadors, along with increased advertising to enhance consumer connection via digital channels and our social media outlets.

Deepen Existing Customer Relationships and Continue To Expand Across Channels

We believe there are significant growth opportunities in our existing club, FDM, eCommerce and convenience channels across our brand portfolio. We have proven our ability to generate leading velocity rates, even in channels where we currently have a small presence. For example, based on Nielsen tracked channels data for the 52 week period ended August 3, 2019, Premier Protein maintains only a 4% share of shelf space within the convenient nutrition RTD category in the FDM channel, but is generating 9% of the sales and, we believe, has some of the highest product velocity rates in the category in the FDM channel. We believe Dymatize, which recently entered into the club and mass channels, also is already experiencing strong initial dollar velocities versus its competitors based on data from Nielsen for Total US xAOC including Convenience for the 13 week period ended July 27, 2019. Given this strong performance, we are excited about the opportunity to introduce additional product forms. We plan to work in partnership with our key customers to introduce incremental product forms and flavor extensions to establish a larger share of shelf and to leverage our relationships to cross-sell all of our brands. We also believe there is a growth opportunity by migrating our products to the center-of-store where there is more foot traffic. We intend to test center-of-store placements in partnerships with our key customers.

eCommerce remains a large opportunity for us across all of our brands. Our net sales have grown 52% annually in this channel from fiscal 2016 to fiscal 2018. We already have established a dedicated team to drive sales and deepen our customer relationships in this channel. In the long term, we also believe the foodservice and dollar channels are attractive markets where our brands are positioned for success.

Rapidly Innovate Across Brands to Meet Evolving Consumer Needs

Innovating to deliver delicious tasting products with quality nutrition is a key growth driver of our brands. We are an insights-driven organization and our innovation pipeline is guided by meeting unmet or underserved consumer needs. We employ a dual path innovation strategy with line extensions combined with category disrupting innovation.

For our line extension strategy, we expanded our 30 gram RTD protein shake business from three flavors in 2015 to seven flavors in 2018. The additional flavors contributed 38% of the net sales increase of Premier Protein RTD shakes since the end of fiscal 2015 and accounted for 25% of fiscal 2018 net sales of our Premier

Protein RTD shakes. We expect to introduce two additional flavors in the fall of 2019. We also have improved the taste of our Premier Protein powder and nutrition bar formulations to ensure we continue to delight consumers. We believe our new Premier Protein powder offering has achieved top 10% category velocities in FDM since its launch in December 2017 based on Nielsen tracked channels data for the 52 week period ended August 3, 2019. Premier Protein nutrition bars have achieved the first, second and third highest velocities for branded sports protein bars according to German Nielsen MarketTrack data for the grocery and drug channels for June 2019 and, we believe, continue to have strong growth in Germany. We also have experienced success with our category disrupting innovation strategy. As a recent example, we believe our clear RTD protein beverages have one of the broadest distribution levels for products of this type based on Nielsen data for Total US xAOC including Convenience for the four week period ended August 10, 2019. We launched this platform across both Premier Protein and Dymatize. The Premier Protein Clear RTD product is now distributed nationwide in Costco and other key retailers. Dymatize continues to be a leader in disruptive product innovation with several leading products for its core enthusiasts, the most recent being All9 Amino, a supplement that provides the nine essential amino acids for optimal muscle protein synthesis.

We maintain a robust three-year insight-driven pipeline that is tailored to a broad range of consumers covering a variety of need states and consumption occasions. We intend to continue to improve and expand our product offerings with new flavors and forms, innovative ingredients and unique packaging options, while maintaining our commitment to delivering the nutrition and taste profiles demanded by our consumers. Our commitment to this objective is demonstrated by our investment in four research and development facilities in Emeryville, California; Dallas, Texas; Boise, Idaho and Voerde, Germany.

Expand Our Presence in International Markets

While the U.S. convenient nutrition market accounts for the largest portion of our business, we are uniquely positioned to take advantage of the rapidly growing international market. Based on Euromonitor data, the international convenient nutrition category is expected to grow from sales of $15.6 billion in 2018 to sales of $21.1 billion in 2021, representing a CAGR of 11%.

We have an established and growing international business for Dymatize and PowerBar in several attractive markets, including Western Europe, South America and the Middle East, and for Premier Protein in Canada. From fiscal 2016 to fiscal 2018, net sales in our international business grew at a CAGR of 9%. In the short-term, we plan to leverage our existing country presence and strong distributor partnerships to rapidly expand Premier Protein and continue distribution momentum for PowerBar and Dymatize. We are seeking to expand our wholesale and direct-to-consumer Dymatize brand business with specific emphasis on growing sales of our ISO100 product. We are focused on leveraging recent marketing investments to accelerate FDM expansion of PowerBar in Western Europe, while continuing to maintain a strong presence in the specialty channel, which drives brand awareness. In addition, we intend to drive the expansion of our Premier Protein brand by offering a wider range of products in the FDM channel and investing behind our existing eCommerce platform.

We have near and longer-term aspirations to grow our brands through further international expansion in the largest opportunity international markets. We believe our brands have significant growth potential in both large emerging markets such as China and India and established markets such as the United Kingdom (the “U.K.”), Japan and Australia.

Pursue Value-Accretive Acquisitions

Food and beverage is a highly fragmented industry with many opportunities to pursue value-enhancing acquisitions. We intend to pursue acquisition opportunities that would yield synergistic, accretive and profitable long-term growth. We plan to use our platform to consider all attractive acquisition opportunities within the convenient nutrition category, as well as the food and beverage industry more broadly. Our management depth and integration expertise can be leveraged, along with our access to capital and Post’s expertise, to make value-accretive acquisitions. The combination of consolidating selling, general and administrative functions, leveraging our scale and optimizing our supply chain will enable us to drive acquisition synergies in future transactions we may pursue.

Our Risks

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks summarized in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

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A substantial amount of our net sales comes from our RTD protein shakes, and a decrease in sales of our RTD protein shakes would adversely affect our business, financial condition, results of operations and cash flows.

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We are currently dependent on a limited number of third party contract manufacturers and suppliers for the manufacturing of most of our products, including one manufacturer for the substantial majority of our RTD protein shakes. Our business could suffer as a result of a third party contract manufacturer’s inability to produce our products for us in the quantities required, on time or to our specifications or to obtain the supplies and equipment necessary for such production. For example, due to a combination of better than expected volume growth for our Premier Protein RTD shakes in the second half of fiscal 2018 and delays in planned incremental production capacity by our third party contract manufacturer network, our customer demand exceeded our available capacity and resulted in inventory below acceptable levels at September 30, 2018. These factors resulted in volume increases of our RTD protein shakes for the nine months ended June 30, 2019 being below growth trends experienced in fiscal 2018 and 2017.

•	We operate in a category with strong competition.

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Our reliance on a limited number of suppliers for certain ingredients and packaging materials, the price and availability of ingredients and packaging materials, higher freight costs and higher energy costs could negatively impact profits.

•	Disruption of our supply chain and changes in weather conditions could have an adverse effect on our business, financial condition, results of operations and cash flows.

•	Consolidation in our distribution channels, and competitive, economic and other pressures facing our customers, may hurt our profit margins.

•	We must identify changing consumer and customer preferences and develop and offer products to meet these preferences.

•	Our results may be adversely impacted if consumers do not maintain favorable perceptions of our brands.

•	Our sales and profit growth are dependent upon our ability to expand existing market penetration and enter into new markets.

•	BellRing Brands, LLC will have significant debt and high leverage, which could have a negative impact on our financing options and liquidity position and which could adversely affect our business.

•	Post controls our Company and will have the ability to control the direction of our business.

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Post’s interests may conflict with our interests and the interests of our other stockholders. Conflicts of interest or disputes between Post and our Company could be resolved in a manner unfavorable to our Company and our other stockholders.

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We have no operating history as a separate public company, and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate public company and may not be a reliable indicator of our future results.

If we are unable to adequately address these and other risks we face, our business, financial condition, results of operations and prospects may be adversely affected.

Formation Transactions

Summary of Formation Transactions

In connection with this offering, and pursuant to the master transaction agreement, we and Post will complete a series of formation transactions whereby Post’s Active Nutrition business will be transferred to BellRing Brands, LLC and the other transactions described below and in the master transaction agreement will be completed, which collectively are referred to herein as the “formation transactions.” The formation transactions include, or will include, the following:

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On March 20, 2019, Post formed BellRing Brands, Inc. as a Delaware corporation for this offering. The initial certificate of incorporation of BellRing Brands, Inc. authorized 1,000 shares of common stock, par value $0.01 per share, all of which were issued to Post for $10.00 in the aggregate.

•	Prior to completion of this offering:

•	the B Blockers merged with and into the A Blocker, with the A Blocker as the sole surviving corporation;

•	Premier Nutrition converted from a Delaware corporation to a Delaware limited liability company;

•	each of Premier Nutrition and Dymatize Enterprises distributed to Post their respective intercompany receivables due from Post, in cancellation of such intercompany balances;

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Post Acquisition Sub IV, LLC merged with and into BellRing Brands, LLC, with BellRing Brands, LLC as the surviving entity and, as a result, Active Nutrition International is a direct subsidiary of BellRing Brands, LLC;

•	Post contributed all of the equity interests in Premier Nutrition to BellRing Brands, LLC, such that BellRing Brands, LLC is the direct holder of such equity interests; and

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Post will borrow $1,225.0 million under the Post bridge loan, and certain of its subsidiaries will be guarantors of the Post bridge loan (other than BellRing Brands, Inc., but including BellRing Brands, LLC and its domestic subsidiaries) as described under “—Debt Financing Arrangements—Post Bridge Loan” and “Description of Certain Indebtedness.” We will not receive any of the proceeds of the Post bridge loan.

•	On the same day this offering is completed, but prior to the completion of this offering:

•	BellRing Brands, Inc. will amend and restate its certificate of incorporation and bylaws to provide for two classes of common stock:

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Class A common stock, par value $0.01 per share, which will have economic interests, including eligibility for dividends and distributions upon liquidation, and will have one vote per share and, so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units, will, in the aggregate, represent 33% of the combined voting power of the common stock of BellRing Brands, Inc., as described under “Description of Capital Stock;” and

•	Class B common stock, par value $0.01 per share, which will have no economic interests and, so long as Post or its affiliates (other than us) directly own more than 50% of the

BellRing Brands, LLC Units, will represent 67% of the combined voting power of the common stock of BellRing Brands, Inc., as described under “Description of Capital Stock;”

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BellRing Brands, Inc. will issue to Post (in exchange for the 1,000 shares of common stock initially issued to Post in connection with its incorporation, which shares will be cancelled as part of the exchange) one share of Class B common stock, which share of Class B common stock cannot be transferred by Post except to its affiliates (other than us).

•	On the same day this offering is completed:

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BellRing Brands, LLC will become the borrower under the Post bridge loan and the domestic subsidiaries of BellRing Brands, LLC will continue to guarantee the obligations under the Post bridge loan, and Post and its subsidiaries (other than BellRing Brands, LLC and its domestic subsidiaries) will be released from all of their obligations under the Post bridge loan (and Post will retain all of the net proceeds of the Post bridge loan) as described under “—Debt Financing Arrangements—Post Bridge Loan” and “Description of Certain Indebtedness;”

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BellRing Brands, Inc. and BellRing Brands, LLC and its subsidiaries will be designated “unrestricted subsidiaries” under Post’s senior note indentures and secured credit facility, as described under “—Debt Financing Arrangements” and “Description of Certain Indebtedness;”

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BellRing Brands, LLC, BellRing Brands, Inc. and Post will amend and restate the BellRing Brands, LLC limited liability company agreement to provide, among other things, that BellRing Brands, LLC will be manager managed and governed by a Board of Managers and will have two classes of membership units:

•	a voting membership unit, which will represent no economic interests and will have the power to appoint all of the Board of Managers of BellRing Brands, LLC; and

•	BellRing Brands, LLC Units, which will be non-voting membership units and which will represent economic interests in BellRing Brands, LLC;

•	Post’s membership interests in BellRing Brands, LLC will be reclassified as 97,474,179 BellRing Brands, LLC Units;

•	BellRing Brands, LLC will issue the voting membership unit to BellRing Brands, Inc., and BellRing Brands, Inc. will appoint the Board of Managers of BellRing Brands, LLC;

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BellRing Brands, Inc. will contribute the net proceeds it receives in this offering to BellRing Brands, LLC, in exchange for 30,000,000 BellRing Brands, LLC Units (which is equal to the number of shares of Class A common stock sold in this offering or 34,500,000 BellRing Brands, LLC Units if the underwriters exercise their over-allotment option in full);

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Post, BellRing Brands, Inc., BellRing Brands, LLC and/or their respective subsidiaries will enter into (i) the employee matters agreement, (ii) the investor rights agreement, (iii) the tax matters agreement, (iv) the tax receivable agreement and (v) the master services agreement, each as described under “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post;” and

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BellRing Brands, LLC will contribute all of the equity interests in Active Nutrition International and Premier Nutrition to Dymatize Enterprises, such that Dymatize Enterprises will be the direct holder of such equity interests.

In this offering, BellRing Brands, Inc. will issue 30,000,000 shares of Class A common stock (or 34,500,000 shares if the underwriters exercise their over-allotment option in full) in exchange for net proceeds of approximately $486.8 million (or approximately $561.0 million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $17.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and offering expenses payable by us. In connection with this offering, BellRing Brands, Inc. will use all of the net proceeds from this offering to acquire a number of newly issued BellRing Brands, LLC Units from BellRing Brands, LLC equal to the number of shares of Class A common stock sold in this offering.

Organizational Structure Following Formation Transactions and Offering

Immediately following the consummation of the formation transactions and this offering:

•	The entities comprising Post’s Active Nutrition business will be direct or indirect subsidiaries of BellRing Brands, LLC.

•

BellRing Brands, Inc. will be a holding company, will have no material assets other than BellRing Brands, Inc.’s ownership of BellRing Brands, LLC Units and its indirect interests in the subsidiaries of BellRing Brands, LLC and will have no independent means of generating revenue or cash flow.

•	The members of BellRing Brands, LLC will consist of Post and BellRing Brands, Inc.

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BellRing Brands, LLC will be treated as a partnership for U.S. federal income tax purposes immediately after BellRing Brands, Inc.’s purchase of BellRing Brands, LLC Units in connection with this offering and, as such, will not itself generally be subject to U.S. federal income tax under current U.S. tax laws. Each member of BellRing Brands, LLC will be required to take into account for U.S. federal income tax purposes its distributive share of the items of income, gain, loss and deduction of BellRing Brands, LLC.

•

Post will hold 97,474,179 BellRing Brands, LLC Units, equal to 76.5% of the economic interest in BellRing Brands, LLC (or 73.9% if the underwriters exercise their over-allotment option in full) and one share of BellRing Brands, Inc. Class B common stock, which, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units, will represent 67% of the combined voting power of the common stock of BellRing Brands, Inc. as described in this prospectus. Subject to the terms of the amended and restated limited liability company agreement, Post may redeem BellRing Brands, LLC Units for, at BellRing Brands, LLC’s option (as determined by its Board of Managers), (i) shares of BellRing Brands, Inc. Class A common stock or (ii) cash (based on the market price of the shares of BellRing Brands, Inc. Class A common stock). The redemption of BellRing Brands, LLC Units for shares of Class A common stock will be at an initial redemption rate of one share of Class A common stock for one BellRing Brands, LLC Unit, subject to customary redemption rate adjustments for stock splits, stock dividends and reclassifications. The share of BellRing Brands, Inc. Class B common stock will be initially owned by Post and cannot be transferred except to affiliates of Post (other than us). We do not intend to list our Class B common stock on any stock exchange. See “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement.”

•

The purchasers in this offering (i) will own 30,000,000 shares of our Class A common stock (or 34,500,000 shares if the underwriters exercise their over-allotment option in full), which, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units, will represent 33% of the combined voting power of our common stock and 100% of the economic interest in BellRing Brands, Inc., and (ii) through BellRing Brands, Inc.’s ownership of BellRing Brands, LLC Units, indirectly will hold 23.5% of the economic interest in BellRing Brands, LLC (or 26.1% if the underwriters exercise their over-allotment option in full).

•	BellRing Brands, Inc. and BellRing Brands, LLC will at all times maintain, subject to certain exceptions, a one-to-one ratio between the number of shares of Class A common stock issued by

BellRing Brands, Inc. and the number of BellRing Brands, LLC Units owned by BellRing Brands, Inc. See “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement.”

•

BellRing Brands, Inc. will hold the voting membership unit of BellRing Brands, LLC (which represents the power to appoint and remove the members of the Board of Managers of, and no economic interest in, BellRing Brands, LLC). BellRing Brands, Inc. will appoint the members of the BellRing Brands, LLC Board of Managers, and therefore, will control BellRing Brands, LLC. The Board of Managers will be responsible for the oversight of BellRing Brands, LLC’s operations and overall performance and strategy, while the management of the day-to-day operations of the business of BellRing Brands, LLC and the execution of business strategy will be the responsibility of the officers and employees of BellRing Brands, LLC and its subsidiaries. Post, in its capacity as a member of BellRing Brands, LLC, will have no power to appoint any members of the Board of Managers or voting rights with respect to BellRing Brands, LLC. Post will control BellRing Brands, Inc. through its ownership of the Class B common stock of BellRing Brands, Inc.

•

The financial results of BellRing Brands, LLC and its subsidiaries will be consolidated with BellRing Brands, Inc., and a portion of the consolidated net income (loss) will be allocated to the noncontrolling interest to reflect the entitlement of Post to a portion of the consolidated net income (loss). See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

The following diagram shows our corporate structure immediately after completion of the formation transactions, this offering and the expected borrowings under the debt facilities described under “—Debt Financing Arrangements—Debt Facilities” and the application of the net proceeds of the offering and the debt facilities for the purposes described under “Use of Proceeds” (assuming an initial public offering price at the midpoint of the estimated offering price range set forth on the cover page of this prospectus and no exercise of the underwriters’ over-allotment option):

Post Holdings, Inc. Investors in this Offering BellRing Brands, Inc. (Delaware Corporation) Public Company Class B common stock 67% voting power of BellRing Brands, Inc. No economic interest in BellRing Brands, Inc. Class A common stock 33% voting power of BellRing Brands, Inc. 100% economic interest in BellRing Brands, Inc. Non-voting membership units representing % economic interest in BellRing Brands, LLC Voting membership unit representing power to appoint Board of Managers of BellRing Brands, LLC Non-voting membership units representing % economic interest in BellRing Brands, LLC redeemable for Class A common stock or cash at option of Board of Managers of BellRing Brands, LLC TA/DEI-A Acquisition BellRing Brands, LLC (Delaware LLC) Dymatize Enterprises, LLC Premier Nutrition company, LLC Supreme Protein, LLC Active Nutrition International GmbH Lenders $ external debt

Debt Financing Arrangements

Unrestricted Subsidiary Designation

As part of the formation transactions and this offering, BellRing Brands, Inc. and its subsidiaries will be designated “unrestricted subsidiaries” under Post’s senior note indentures and secured credit facility (meaning that they will not be guarantors of Post’s senior notes or secured credit facility or subject to the covenants under Post’s senior note indentures or secured credit facility), and any of such entities that are guarantors under Post’s secured credit facility will be released, as guarantors, the liens on their assets also will be released and the liens on any of their shares or other equity interests will be released. Thereafter, none of the assets of any such entities or their equity interests, including equity interests in their subsidiaries, will be pledged to secure Post’s debt, and they will not guarantee any of Post’s debt.

Post Bridge Loan

Prior to the completion of this offering, Post will borrow $1,225.0 million under an unsecured bridge loan (which we refer to as the “Post bridge loan”) pursuant to a bridge facility agreement that Post and certain of its subsidiaries as guarantors (other than BellRing Brands, Inc., but including BellRing Brands, LLC and its domestic subsidiaries) will enter into with various financial institutions, including certain affiliates of the underwriters in this offering. The Post bridge loan will bear interest at a rate per annum equal to (i) for the period from and including October 11, 2019 to but excluding October 21, 2019, the Eurodollar Rate (as such term is defined in the bridge facility agreement) plus 450 basis points, (ii) for the period from and including October 21, 2019 to but excluding October 25, 2019, the Eurodollar Rate plus 500 basis points, (iii) for the period from and including October 25, 2019 to but excluding February 8, 2020, 12.00% and (iv) for the period from and including February 8, 2020 to but excluding the maturity date, 12.25%. Payments of interest on the Post bridge loan are due on October 21, 2019, October 25, 2019, December 31, 2019 and the last day of each quarter thereafter. The Post bridge loan will mature on August 23, 2024.

On the same day this offering is completed, BellRing Brands, LLC will enter into an assignment and assumption agreement with Post and the administrative agent (on behalf of the lenders) under the Post bridge loan pursuant to which (i) BellRing Brands, LLC will become the borrower under the Post bridge loan, and Post and its subsidiary guarantors (which will not include BellRing Brands, LLC or its domestic subsidiaries) will be released from their respective obligations thereunder, (ii) the domestic subsidiaries of BellRing Brands, LLC will continue to guarantee the Post bridge loan and (iii) BellRing Brands, LLC’s obligations under the Post bridge loan will become secured by a first priority security interest in substantially all of the assets of BellRing Brands, LLC and in substantially all of the assets of its subsidiary guarantors. Post will retain the net cash proceeds of the Post bridge loan. It is expected that the Post bridge loan will be repaid in full with the proceeds of this offering and the net proceeds of BellRing Brands, LLC’s borrowings under the debt facilities described below under “—Debt Facilities.” See “Description of Certain Indebtedness.”

Debt Facilities

Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into debt facilities consisting of a $200.0 million revolving credit facility and an approximately $700.0 million term loan facility (which we refer to collectively as the “debt facilities”), and use the proceeds of the borrowings thereunder to repay the remaining balance of the Post bridge loan and all interest thereunder, and for the other purposes described under “Use of Proceeds.” A final determination as to whether to enter into any such debt facilities will be made by the BellRing Brands, LLC Board of Managers after completion of this offering. While we expect that the Board of Managers will determine to enter into the debt facilities and borrow funds under the debt facilities, we can provide no assurance that the Board of Managers will make such a determination. We anticipate that BellRing Brands, LLC, if its Board of Managers determines to borrow under the debt facilities, will borrow the full amount available under the term loan facility and approximately $73.0 million under the revolving credit facility (based upon the midpoint of the estimated offering price range set forth on the cover page of this prospectus), resulting in net proceeds to BellRing Brands, LLC of approximately $6.1 million, after deducting fees and expenses (including original issue discount with respect to the term loan facility), repayment of the remaining portion of the Post bridge loan and related interest and repayment of cash and cash equivalents to Post.

We expect that the revolving credit facility also will be available for working capital and for general corporate purposes (including acquisitions) and that a portion of the revolving credit facility will be available for up to approximately $20.0 million in letter of credit issuances. The debt facilities also may include incremental revolving and term loan facilities at our request and at the discretion of the lenders, on terms to be agreed upon with such lenders.

We expect that the BellRing Brands, LLC obligations under the debt facilities will be unconditionally guaranteed by its existing and subsequently acquired or organized domestic subsidiaries (other than immaterial subsidiaries) and that the debt facilities will be secured by security interests on substantially all of the assets of BellRing Brands, LLC and the assets of its subsidiary guarantors, subject to limited exceptions. BellRing Brands, Inc. will not be an obligor or guarantor under the debt facilities, nor will BellRing Brands, Inc. pledge its BellRing Brands, LLC Units as collateral. See “Description of Certain Indebtedness.”

Our Relationship with Post

BellRing Brands, Inc. is currently a wholly-owned subsidiary of Post. After the consummation of the formation transactions and this offering, Post will own one share of our Class B common stock and, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will control 67% of the combined voting power of our outstanding common stock. Post will control any action requiring the general approval of our stockholders, including the election of our Board of Directors, the adoption of certain amendments to our amended and restated certificate of incorporation and our amended and restated bylaws and the approval of any merger or sale of substantially all of our assets. We do not currently expect to rely on the “controlled company” exemptions of the NYSE.

Post will receive the net proceeds of the Post bridge loan, estimated to be approximately $1,221.9 million after deducting fees and expenses, which it expects to use to repay a portion of its existing debt. Neither BellRing Brands, Inc. nor BellRing Brands, LLC will receive any of the proceeds of the Post bridge loan.

On the same date that this offering is completed, Post, BellRing Brands, Inc., BellRing Brands, LLC and/or their respective subsidiaries will enter into (i) the employee matters agreement, (ii) the investor rights agreement, (iii) the tax receivable agreement, (iv) the tax matters agreement, (v) the amended and restated limited liability company agreement and (vi) the master services agreement, each as described under “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post.”

Recent Developments—Preliminary Fourth Quarter Net Sales

Our preliminary estimate of net sales for our fiscal quarter and fiscal year ended September 30, 2019 is between $211.0 million and $217.0 million and between $850.9 million and $856.9 million, respectively.

Net sales trends for the quarter ended September 30, 2019 are expected to be impacted by the following:

•

The fourth quarter of fiscal 2019 was negatively impacted by approximately $15 million of net sales associated with the request for early delivery of product made by a large customer to support promotional activity in the third quarter of fiscal 2019, as compared to comparable delivery in the fourth quarter of fiscal 2018.

•	Net sales of nutrition bars in North America are estimated to be lower primarily driven by distribution losses and strategic sales reductions of low performing products within our portfolio.

•

The reclassification of certain payments to customers from selling expenses to net sales in the three months ended September 30, 2019, in connection with the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606).”

Based on Nielsen Total US xAOC including Convenience data for the 13 week period ended August 24, 2019, dollar consumption of our Premier Protein RTD shakes increased 13% compared to the same period a year ago.

We have provided a range for our current preliminary unaudited estimates of net sales because they are subject to the completion of financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for our fiscal quarter and fiscal year ended September 30, 2019 are finalized. Actual net sales may differ materially from these estimates, and the preliminary estimates are subject to change. While we are currently unaware of any items that would require us to make adjustments to the ranges of net sales set forth above, it is possible that we or our independent registered public accounting firm may identify such items as we complete our financial statements for our fiscal quarter and fiscal year ended September 30, 2019. In addition, the presentation of our preliminary unaudited estimates set forth above is not intended to imply that actual results could not fall outside of the estimated ranges, and our preliminary unaudited estimates of net sales are not necessarily indicative of similar operating results for any future periods. Further, our preliminary unaudited estimates of net sales for our fiscal quarter and fiscal year ended September 30, 2019 have been prepared by our management based only upon information available to them as of the date hereof.

The preliminary financial data included in this registration statement has been prepared by, and is the responsibility of, BellRing Brands, Inc.’s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Accordingly, undue reliance should not be placed on the preliminary estimates set forth above. The preliminary estimates set forth above should be read together with “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

EMERGING GROWTH COMPANY STATUS

As a company with less than $1.07 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will continue to be an emerging growth company until the earliest to occur of:

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the last day of the fiscal year in which we have more than $1.07 billion in annual gross revenue;

•

the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior March 31 and we have been publicly reporting for at least 12 months; or

•	the date on which we have issued more than $1.0 billion of non-convertible debt during the prior three-year period.

For so long as we remain an emerging growth company, we are permitted and currently intend to rely on various provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. These JOBS Act provisions:

•	permit us to include less than five years of selected financial data in this prospectus;

•	permit us to include reduced disclosure regarding our executive compensation in this prospectus and our SEC filings as a public company;

•

provide an exemption from the independent public accountant attestation requirement in the assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•

provide an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements; and

•	provide an exemption from the requirement to hold non-binding stockholder advisory votes on executive compensation and on golden parachute arrangements not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and the registration statement of which this prospectus is a part, and we may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than they might receive from other public reporting companies in which they hold equity interests.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised financial accounting standards applicable to public companies. This provision of the JOBS Act allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to not take advantage of the extended transition period, which means that the financial statements included in this prospectus, as well as financial statements we file in the future, will be subject to all new or revised financial accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

CORPORATE INFORMATION

BellRing Brands, Inc. was incorporated in the State of Delaware on March 20, 2019 for the purpose of completing this offering and to date has engaged only in activities in contemplation of this offering. BellRing Brands, Inc.’s principal executive offices are at 2503 S. Hanley Road, St. Louis, Missouri 63144, and its telephone number is (314) 644-7600. BellRing Brands, Inc.’s website is www.bellring.com. The information and other content contained on BellRing Brands, Inc.’s website are not part of (or incorporated by reference in) this prospectus. You should not rely on any information contained or included on BellRing Brands, Inc.’s website in making your decision whether to purchase our Class A common stock.

THE OFFERING

Issuer	BellRing Brands, Inc.

Class A common stock offered

30,000,000 shares (or 34,500,000 shares if the underwriters exercise their over-allotment option in full). Each share of our Class A common stock will be eligible for dividends and distributions upon liquidation.

Class A common stock to be outstanding after this offering	30,000,000 shares (or 34,500,000 shares if the underwriters exercise their over-allotment option in full).

Over-allotment option

We have granted to the underwriters an option to purchase up to 4,500,000 additional shares of our Class A common stock from us at the initial public offering price (less underwriting discounts and commissions) to cover over-allotments, if any, for a period of thirty days from the date of this prospectus.

Class B common stock to be outstanding after this offering	One share, which will be issued to Post. The share of our Class B common stock will have no economic rights and cannot be transferred by Post except to its affiliates (other than us).

Voting rights

One vote per share for Class A common stock; Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders. See “Description of Capital Stock.” For so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units, the aggregate voting power of the share of our Class B common stock will represent 67% of the combined voting power of the common stock of BellRing Brands, Inc. and, in the aggregate, the holders of the Class A common stock will have 33% of the combined voting power of the common stock of BellRing Brands, Inc. In the event that Post and its affiliates (other than us) hold 50% or less of the BellRing Brands, LLC Units, the holder of the share of Class B common stock shall be entitled to a number of votes equal to the number of BellRing Brands, LLC Units held by all persons other than us; provided, that (i) Post, or its applicable affiliate, as the holder of the share of our Class B common stock, will only be entitled to cast a number of votes on its own behalf and at its own discretion equal to the number of BellRing Brands, LLC

Units held by Post and its affiliates (other than us), and (ii) in the event that any BellRing Brands, LLC Units are held by persons other than us or Post and its affiliates, then Post, or its applicable affiliate, as the holder of the share of our Class B common stock, will cast the remainder of the votes to which the share of our Class B common stock is entitled only in accordance with instructions and directions from such other holders of the BellRing Brands, LLC Units in accordance with proxies granted by Post to, or voting agreements or other voting arrangements entered into by Post with, such other holders pursuant to the amended and restated limited liability company agreement.

Redemption Rights of the BellRing Brands, LLC Units

Subject to the terms of the amended and restated limited liability company agreement, BellRing Brands, LLC Units may be redeemed at any time for, at BellRing Brands, LLC’s option (as determined by its Board of Managers), (i) shares of our Class A common stock or (ii) cash (based on the market price of the shares of our Class A common stock). The redemption of BellRing Brands, LLC Units for shares of Class A common stock will be at an initial redemption rate of one share of Class A common stock for one BellRing Brands, LLC Unit, subject to customary redemption rate adjustments for stock splits, stock dividends and reclassifications.

Listing	We have received approval to list our Class A common stock on the NYSE under the trading symbol “BRBR”.

Controlled company

As a result of Post’s ownership of our share of Class B common stock following this offering, Post will beneficially own more than 50% of the combined voting power of our outstanding common stock, and we will be a “controlled company” within the meaning of the NYSE corporate governance standards; however, we do not currently expect to rely on the “controlled company” exemptions.

Use of proceeds

We estimate that the net proceeds from the sale of our Class A common stock in this offering, after deducting the underwriting discount and expenses of this offering, will be approximately $486.8 million (or $561.0 million if the underwriters exercise their over-allotment option in full) based on an assumed initial public offering price of $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

BellRing Brands, Inc. will contribute the net proceeds of this offering to BellRing Brands, LLC in exchange for BellRing Brands, LLC Units as described under “Prospectus Summary—Formation Transactions.” BellRing Brands, LLC, in turn, will use the net proceeds of this offering that it receives from BellRing Brands, Inc. to repay a portion of the Post bridge loan and related interest. Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into the debt facilities and use the proceeds of such borrowing under the term loan facility and the revolving credit facility (i) to repay the remaining balance of the Post bridge loan and all interest thereunder, (ii) to pay directly, or reimburse Post for, as applicable, all fees and expenses incurred by us or Post in connection with this offering and the formation transactions (including the debt facilities but excluding the Post bridge loan), (iii) to reimburse Post for the amount of cash on our balance sheet immediately prior to the completion of this offering, and (iv) to the extent there are any remaining proceeds, for general corporate purposes, including, for example, to redeem for cash any BellRing Brands, LLC Units that Post may elect in the future to redeem. Post has advised us that it may determine to redeem a portion of its BellRing Brands, LLC Units in the event the proceeds of this offering together with the proceeds of the borrowings under the debt facilities as described in this prospectus result in net proceeds to BellRing Brands, LLC that exceed the amount of funds required to satisfy the uses described under clauses (i) through (iii) above. See “Use of Proceeds” and “Description of Certain Indebtedness—Debt Facilities.”

Conflicts of Interest

Affiliates of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Credit Suisse Securities (USA) LLC, each of which is an underwriter in this offering, are lenders under the Post bridge loan. The proceeds received by BellRing Brands, LLC from its sale of BellRing Brands, LLC Units will be used to repay a portion of the Post bridge loan and related interest. Because of the manner in which the proceeds will be used, this offering will be conducted in accordance with

Financial Industry Regulatory Authority, Inc., or FINRA, Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of ‘‘due diligence’’ with respect to, this prospectus and the registration statement of which this prospectus forms a part. Barclays Capital Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We will agree to indemnify Barclays Capital Inc. against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Moreover, none of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Credit Suisse Securities (USA) LLC, is permitted to sell Class A common stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

Dividend Policy

We do not intend to pay dividends on our Class A common stock or to cause BellRing Brands, LLC to make distributions to its members (other than to make certain distributions as described under “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement”). We anticipate that we will retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to pay dividends on our Class A common stock will be made by our Board of Directors.

Tax Receivable Agreement

We intend to enter into a tax receivable agreement with Post and BellRing Brands, LLC that will provide for the payment by us to Post (or certain of its transferees or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal income tax, as well as state and local income tax and franchise tax (using an assumed tax rate on a base equal to the U.S. federal taxable income of BellRing Brands, Inc.), that we actually realize (or, in some circumstances, we are deemed to realize)

as a result of (a) the increase in the tax basis of assets of BellRing Brands, LLC attributable to (i) the redemption of BellRing Brands, LLC Units by Post (or certain of its transferees or assignees) pursuant to the amended and restated limited liability company agreement, (ii) deemed sales by Post (or certain of its transferees or assignees) of BellRing Brands, LLC Units or assets to BellRing Brands, Inc., (iii) certain actual or deemed distributions from BellRing Brands, LLC to Post (or certain of its transferees or assignees) and (iv) certain formation transactions, (b) disproportionate allocations of tax benefits to BellRing Brands, Inc. as a result of Section 704(c) of the Internal Revenue Code of 1986, as amended (the “Code”) and (c) certain tax benefits (e.g., basis adjustments, deductions, etc.) attributable to payments under the tax receivable agreement. See “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Tax Receivable Agreement.”

Unless otherwise noted, references in this prospectus to the number of shares of our common stock outstanding after this offering exclude shares of our Class A common stock that may be granted under the BellRing Brands, Inc. 2019 Long-Term Incentive Plan (the “2019 LTIP”), which was adopted prior to this offering. We have reserved 2,000,000 shares of our Class A common stock for issuance under the 2019 LTIP. See “Executive Compensation—BellRing Brands, Inc. 2019 Long-Term Incentive Plan” for additional information regarding our equity incentive plan.

Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover page of this prospectus and assumes:

•	the completion of the formation transactions as described elsewhere in this prospectus;

•	an initial public offering price of $17.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•	that BellRing Brands, LLC has entered into debt facilities on the terms described in this prospectus; and

•	that the underwriters’ over-allotment option to purchase from us additional shares of Class A common stock is not exercised.

SUMMARY HISTORICAL CONDENSED COMBINED FINANCIAL AND OTHER INFORMATION

The following tables set forth certain summary historical condensed combined financial data for Post’s Active Nutrition business as of September 30, 2018 and 2017 and for each of the fiscal years in the three-year period ended September 30, 2018, and as of June 30, 2019 and for the nine months ended June 30, 2019 and 2018. Post’s Active Nutrition business is the predecessor of BellRing Brands, Inc. for financial reporting purposes. The summary historical financial data set forth below should be read in conjunction with: (i) the sections entitled “Use of Proceeds,” “Capitalization” and “Unaudited Pro Forma Condensed Consolidated Financial Information,” (ii) Post’s Active Nutrition business’s audited combined financial statements and the notes thereto as of and for the three fiscal years ended September 30, 2018, (iii) Post’s Active Nutrition business’s unaudited condensed combined financial statements and the notes thereto as of and for the nine months ended June 30, 2019 and 2018 and (iv) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is contained elsewhere in this prospectus.

The summary historical condensed combined financial data as of September 30, 2018 and 2017 and as of each of the fiscal years in the three-year period ended September 30, 2018 have been derived from the audited combined financial statements of Post’s Active Nutrition business. The summary unaudited historical condensed combined financial data as of June 30, 2019 and for the nine months ended June 30, 2019 and 2018 have been derived from Post’s Active Nutrition business’s unaudited condensed combined financial statements, and include, in the opinion of management, all adjustments, consisting of only normal, recurring adjustments, necessary for a fair statement of such information. The financial data presented for the interim periods are not necessarily indicative of the results for the full fiscal year.

The summary historical consolidated financial and other data of BellRing Brands, Inc. has not been presented as BellRing Brands, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Active Nutrition
	Nine Months Ended June 30, (unaudited)		Year Ended September 30,
	2019	2018	2018	2017	2016
($ in millions)
Statements of Operations Data
Net sales	$639.9	$607.6	$827.5	$713.2	$574.7
Cost of goods sold	404.8	403.6	549.8	467.4	395.5

Gross profit	235.1	204.0	277.7	245.8	179.2
Selling, general and administrative expenses	92.0	104.1	135.1	131.0	119.8
Amortization of intangible assets	16.6	17.1	22.8	22.8	22.8
Impairment of goodwill	—	—	—	26.5	—
Other operating expenses, net	—	—	—	(0.1)	4.9

Earnings before income taxes	126.5	82.8	119.8	65.6	31.7
Income tax expense	30.1	13.1	23.7	30.4	11.8

Net earnings	$96.4	$69.7	$96.1	$35.2	$19.9

Statements of Cash Flows Data
Depreciation and amortization	$19.0	$19.4	$25.9	$25.3	$25.0
Cash provided by (used in):
Operating activities	$59.4	$100.5	$141.2	$80.4	$40.8
Investing activities	(1.8)	(2.2)	(5.0)	2.1	(2.6)
Financing activities	(65.0)	(99.5)	(133.0)	(84.0)	(34.8)

Other Financial Data
Adjusted net earnings(1)	$99.4	$66.9	$93.3	$51.7	$29.3
Adjusted EBITDA(1)	151.8	112.5	156.5	118.5	72.0

	Active Nutrition
	June 30, 2019 (unaudited)	September 30,
		2018	2017
Balance Sheet Data
Cash and cash equivalents	$3.4	$10.9	$7.8
Total assets	597.6	560.4	583.2
Other liabilities	1.8	0.8	—
Total parent company equity	491.0	451.7	484.4

(1)	See “Explanation and Reconciliation of Non-GAAP Measures” for a reconciliation of Adjusted net earnings and Adjusted EBITDA to the most directly comparable GAAP measure.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information in this prospectus, including Post’s Active Nutrition business’s combined financial statements and the accompanying notes, before deciding whether to purchase shares of our Class A common stock. The occurrence of any of the risks described below could materially and adversely affect our business, financial condition, results of operations and cash flows. As a result, the market price of our Class A common stock could decline, and you could lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to “Cautionary Statement Regarding Forward-Looking Statements” for more information regarding forward-looking statements.

Risks Related to Our Business

A substantial amount of our net sales comes from our RTD protein shakes, and a decrease in sales of our RTD protein shakes would adversely affect our business, financial condition, results of operations and cash flows.

A substantial amount of our net sales is derived from our RTD protein shakes. Sales of our RTD protein shakes represented approximately 71% of our net sales in fiscal 2018. We believe that sales of our RTD protein shakes will continue to constitute a substantial amount of our net sales for the foreseeable future. Our business, financial condition, results of operations and cash flows would be harmed by a decline in the market for our RTD protein shakes, increased competition in the market for those products, disruptions in our ability to produce those products, whether due to manufacturer inability, supply chain failures or otherwise, or our failure or inability to provide sufficient investment to support and market those products as needed to maintain or grow their competitive position or to achieve more widespread market acceptance.

We are currently dependent on a limited number of third party contract manufacturers and suppliers for the manufacturing of most of our products, including one manufacturer for the substantial majority of our RTD protein shakes. Our business could suffer as a result of a third party contract manufacturer’s inability to produce our products for us in the quantities required, on time or to our specifications or to obtain the supplies and equipment necessary for such production.

All of our RTD protein shakes and most of our other products are manufactured by a limited number of independent third party contract manufacturers. For the last twelve months ended June 30, 2019, approximately 84% of our Premier Protein RTD shake supply came from a single supplier and approximately 57% from a single facility of that manufacturer. In addition, production of the RTD protein shakes in the 11 ounce size by our third party contract manufacturers requires packaging that we currently are sourcing from only one supplier and equipment that our third party contract manufacturers are currently sourcing from the same supplier. Although we have added additional contract manufacturers of our Premier Protein RTD shakes to our third party contract manufacturing network, our number of third party contract manufacturers is still limited and if one or more of our third party contract manufacturers is unable to meet our supply requirements, it could have a material adverse impact on our business, financial condition, results of operations and cash flows. Although there are alternative suppliers if this current sole supplier can no longer supply us and our third party contract manufacturers with equipment or sufficient packaging, a change in supplier could delay the production of our RTD protein shakes in the 11 ounce size by our third party contract manufacturers. Also, if we experience significant increases in demand for our products, we and these third party contract manufacturers may not be able to obtain in a timely manner the equipment or packaging materials required to manufacture our products (including, in particular, the RTD protein shakes in the 11 ounce size) and allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our quality standards. Further, we may experience operational difficulties with any of these third party contract manufacturers, such as limitations on production capacity, failure to meet our quantity requirements, increases in manufacturing costs, errors in complying with product specifications, insufficient quality control and failure to meet production deadlines. We are currently in a dispute with one of our former third party contract manufacturers, which we had expected to produce less than 10% of our RTD protein shakes for fiscal year 2019, that has resulted in our termination of our agreement with them and related litigation. In addition, we rely in part on our independent third party contract manufacturers to maintain the quality of our products. The failure or inability of our independent third party contract manufacturers to comply with the specifications and requirements of our products could result in product withdrawal or recall, which could materially and adversely affect our reputation and subject us to significant liability should the consumption of any of our products cause or be claimed to cause illness or physical harm. Additionally, our business could be adversely affected if we fail to develop or maintain our relationships with any of these third parties, including the packaging and equipment supplier for our RTD protein shakes in the 11 ounce size, if any of these third parties fail to comply with governmental regulations applicable to the manufacturing of our products or if any of these third parties cease doing business with us or go out of business. The inability of third party contract manufacturers to ship orders in a timely manner, in desirable quantities or to meet our safety, quality and social compliance standards or regulatory requirements could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Certain of our relationships with these third parties are subject to minimum volume commitments, whereby the third party contract manufacturer has committed to produce, and we have committed to purchase, a minimum quantity of product, and we or the contract manufacturer may alternatively pay the other a mostly fixed amount rather than produce or purchase the minimum quantities. Despite the minimum volume commitments, we may nonetheless experience situations where such manufacturers are unable to fulfill their minimum volume obligations under our agreements or cannot produce sufficient amount of product to meet consumer demand. For example, due to a combination of better than expected volume growth for our Premier Protein RTD shakes in the second half of fiscal 2018 and delays in planned incremental production capacity by our third party contract manufacturer network, our customer demand exceeded our available capacity and resulted in inventory below acceptable levels at September 30, 2018. These factors resulted in volume increases of our RTD protein shakes for the nine months ended June 30, 2019 being below growth trends experienced in fiscal 2018 and 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” If we need to replace an existing third party contract manufacturer, our products may not be available when required on acceptable terms, or at all.

We operate in a category with strong competition.

The convenient nutrition category, which we believe includes the everyday nutrition, adult nutrition, sports nutrition and weight management consumer need states, is highly competitive. We compete with other brands in the convenient nutrition category and with many nutritional food and beverage players, as well as manufacturers of private label products. Many of our competitors offer products similar to our products, or a wider range of products than we offer, and may offer their products at more competitive prices than we do. Competition in our industry is based on product quality, taste, functional benefits, convenience, brand loyalty and positioning, product variety, product packaging, shelf space, price, promotional efforts and ingredients.

Some of our principal competitors have substantially more financial, marketing and other resources than we have. Our category also includes a number of smaller competitors, many of whom offer products similar to ours and may have unique ties to retailers. A strong competitive response from one or more of our competitors to our marketplace efforts, or a shift in consumer preferences to competitors’ products, could result in us reducing pricing, increasing marketing or other expenditures or losing market share. Competitive pressures also may restrict our ability to increase our prices, including in response to cost increases. Our profits could decrease if a reduction in prices or increased costs are not counterbalanced with increased sales volume. In addition, our competitors are increasingly using social media networks to advertise products. If we are unable to use social media effectively to advertise our products, it could adversely affect our business, financial condition, results of operations and cash flows.

Our reliance on a limited number of suppliers for certain ingredients and packaging materials, the price and availability of ingredients and packaging materials, higher freight costs and higher energy costs could negatively impact profits.

We rely on a limited number of third party suppliers to provide certain ingredients used in our business. The primary ingredients used in our business include milk-based, whey-based and soy-based proteins and protein blends, and one supplier provides the majority of our milk-based protein. The supply and price of these ingredients are subject to market conditions and are influenced by many factors beyond our control, including animal feed costs, weather patterns affecting ingredient production, governmental programs and regulations, insects, plant diseases and inflation. Our primary packaging materials include aseptic foil and plastic lined cardboard cartons, aseptic plastic bottles, plastic jars and lids, flexible film, cartons and corrugate. We utilize a sole supplier for the aseptic packaging for our Premier Protein RTD shakes in the 11 ounce size. Although we maintain relationships with suppliers with the objective of ensuring that we have adequate sources for the supply of such ingredients and packaging materials, increases in demand for such items, both within our industry and in general, can result in shortages and higher costs. Our suppliers may not be able to meet our delivery schedules, we may lose a significant or sole supplier, a supplier may not be able to meet performance and quality specifications and we may not be able to purchase such items at a competitive cost. Further, the cost of ingredients and packaging materials may fluctuate widely, and we may experience shortages in certain items as a result of limited availability, increased demand, weather conditions and natural disasters, as well as other factors outside of our control. Our freight costs may increase due to factors such as limited carrier availability, increased fuel costs, increased compliance costs associated with new or changing government regulations and inflation. Higher prices for natural gas, propane, electricity and fuel also may increase our ingredient, production and delivery costs. The prices charged for our products may not reflect changes in our ingredient, packaging material, freight, tariff and energy costs at the time they occur, or at all.

The loss of key supply sources, for any reason, our inability to obtain necessary quantities of ingredients and packaging materials or changes in freight or energy costs may limit our ability to maintain existing margins and may have a material adverse effect on our business, financial condition, results of operations and cash flows. If we fail, or are unable, to hedge and prices subsequently increase, or if we institute a hedge and prices subsequently decrease, our costs may be greater than anticipated or greater than our competitors’ costs, and our business, financial condition, results of operations and cash flows could be adversely affected.

Disruption of our supply chain and changes in weather conditions could have an adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to make, move and sell products in coordination with our suppliers, business partners and third party contract manufacturers is critical to our success. Damage or disruption to our collective supply, manufacturing or distribution capabilities resulting from weather, freight carrier availability, any potential effects of climate change, natural disaster, disease, fire, explosion, cyber-attacks, terrorism, pandemics, strikes, repairs or enhancements at facilities manufacturing or delivering our products or other reasons could impair our ability to manufacture, sell or timely deliver our products.

Changes in weather conditions and natural disasters, such as fires, floods, droughts, frosts, hurricanes, earthquakes, tornados, insect infestations and plant disease, also may affect the cost and supply of commodities used as raw materials, including milk-based, whey-based and soy-based proteins and protein blends. Further, as we rely on a limited number of third party suppliers to provide certain ingredients and packaging materials, and one supplier for the majority of our milk-based protein, adverse events affecting such suppliers may limit our ability to obtain such raw materials, or alternatives for these raw materials, at competitive prices, or at all. For example, for the last twelve months ended June 30, 2019, approximately 84% of our Premier Protein RTD shake supply came from our largest contract manufacturer, Stremick’s Heritage Foods, LLC, from its three manufacturing facilities located in Riverside and Santa Ana, California and Joplin, Missouri, with approximately 57% of such supply manufactured at the Joplin, Missouri facility. In 2011, a major tornado struck Joplin, Missouri, but our supply of product from the Joplin, Missouri facility was not impacted. In addition, production of the RTD protein shakes in the 11 ounce size by our third party contract manufacturers requires packaging that we currently are sourcing from only one supplier, and equipment that our third party contract manufacturers are currently sourcing from the same supplier. Our supply of packaging for our 11 ounce RTD protein shakes from this supplier comes primarily from its locations in Mexicali, Baja California, Mexico and Denton, Texas. Competitors can be affected differently by weather conditions and natural disasters depending on the location of their suppliers and operations.

Failure to take adequate steps to reduce the likelihood or mitigate the potential impact of such events, or to effectively manage such events if they occur, particularly when an ingredient or packaging material is sourced from a single location or supplier, could adversely affect our business, financial condition, results of operations and cash flows and/or require additional resources to restore our supply chain.

Consolidation in our distribution channels, and competitive, economic and other pressures facing our customers, may hurt our profit margins.

Over the past several years, our channels have undergone significant consolidations and mass merchandisers and non-traditional retailers are gaining market share. As this trend continues and such customers grow larger, they may seek to use their position to improve their profitability through improved efficiency, lower pricing, increased reliance on their own brand name products, increased emphasis on generic and other value brands and increased promotional programs. If we are unable to respond to these requirements, our profitability or volume growth could be negatively impacted. Additionally, if any of our customers are consolidated with another entity and the surviving entity of any such consolidation is not a customer or decides to discontinue purchasing our products, we may lose significant amounts of our preexisting business with the acquired customer. Further, the economic and competitive landscape for our customers is constantly changing, such as the emergence of new sales channels like eCommerce, and our customers’ responses to those changes could impact our business. Consolidation in our channels also increases the risk that adverse changes to our customers’ business operations or financial performance would have a material adverse effect on us.

We must identify changing consumer and customer preferences and develop and offer products to meet these preferences.

Our consumers are constantly seeking new products and strategies to help them achieve their healthy eating and fitness goals, and our success relies heavily on our ability to continue to develop and market to our consumers and our customers new and innovative products and extensions of existing products. Consumer focus includes dietary, fitness and health and wellness trends, different nutritional aspects and health effects of foods and beverages, sourcing practices relating to ingredients and animal welfare concerns. Emerging science and theories regarding health are constantly evolving, and products or methods of eating once considered healthy may over time become disfavored by consumers or no longer be perceived as healthy. Approaches regarding healthy lifestyles also are the subject of numerous studies and publications, often with differing views and opinions, some of which may be adverse to us. In order to respond to new and evolving consumer and customer demands, achieve market acceptance and keep pace with new nutritional, technological and other developments, we must constantly introduce new and innovative products into the market. We may not be successful in developing, introducing on a timely basis or marketing any new or enhanced products, and specifically, the initial sales volumes for new or enhanced products may not reach anticipated levels, we may be required to engage in extensive marketing efforts to promote such products, the costs of developing and promoting such products may exceed our expectations and such products may not perform as expected. Further, certain ingredients used in our products may become negatively perceived by consumers, resulting in decreased demand for our products or reformulation of existing products to remove such ingredients, which may negatively affect taste or other qualities. Prolonged negative perceptions concerning the health implications of certain food and beverage products could influence consumer preferences and acceptance of some of our products and marketing programs. Although we strive to respond to consumer preferences and social expectations, we may not be successful in these efforts. Any significant changes in consumer or customer preferences or our inability to anticipate or react, or effectively introduce new products in response, to such changes could negatively impact our business, financial condition, results of operations and cash flows.

Our results may be adversely impacted if consumers do not maintain favorable perceptions of our brands.

Maintaining and continually enhancing the value of our brands is critical to the success of our business. Brand value is based in large part on consumer perceptions. Success in promoting and enhancing brand value depends to a significant extent on our ability to provide high-quality products. Brand value could diminish significantly due to a number of factors, including our products becoming unavailable to consumers, our failure to maintain the quality of our products, the failure of our products to deliver consistently positive consumer experiences, adverse publicity about our products, packaging or ingredients (whether or not valid), concerns about food safety, real or perceived health concerns regarding our products or consumer perception that we have acted in an irresponsible manner. Consumer demand for our products also may be impacted by changes in the level of advertising or promotional support. We may need to increase our marketing and advertising spending in order to maintain and increase customer and consumer awareness, protect and grow our existing market share or to promote new products, which could impact our business, financial condition, results of operations and cash flows. However, an increase in our marketing and advertising efforts may not maintain our current reputation or lead to an increase in brand awareness. The growing use of social and digital media by consumers, us and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, products or packaging or the food industry generally on social or digital media could seriously damage our brands and reputation. If we do not maintain favorable perceptions of our products and our brands, including if we are unable to respond effectively to negative posts or comments or erroneous statements about our products on social or digital media, our business, financial condition, results of operations and cash flows could be adversely impacted.

In addition, our success in maintaining and enhancing our brand image depends on our ability to anticipate change and adapt to a rapidly changing marketing and media environment, including our increasing reliance on social media and online, digital and mobile dissemination of marketing and advertising campaigns and the increasing accessibility and speed of dissemination of information. A variety of legal and regulatory restrictions limit how and to whom we market our products. These restrictions may limit our brand renovation, innovation and promotion plans, particularly as social media and the communications environment continue to evolve. Negative posts or comments about us or our brands on social media or websites (whether factual or not) or security breaches related to use of our social media and failure to respond effectively to these posts, comments or activities could damage our reputation and brand image across the various regions in which we operate. In addition, we might fail to invest sufficiently in maintaining, extending and expanding our brands, our marketing efforts might not achieve desired results and we might be required to recognize impairment charges on our brands or related intangible assets or goodwill. Furthermore, third parties may sell counterfeit or imitation versions of our products that are inferior or pose safety risks. If consumers confuse these counterfeit products for our products or have a bad experience with the counterfeit brand, they might refrain from purchasing our brands in the future, which could harm our brand image and sales. If we do not successfully maintain and enhance our reputation and brand health, then our brands, product sales, financial condition and results of operations could be materially and adversely affected.

Our sales and profit growth are dependent upon our ability to expand existing market penetration and enter into new markets.

Successful growth depends in part on our ability to add new customers, as well as expand the number of products sold through existing customers. This growth would include expanding the number of our products retailers offer for sale, our product placement and our ability to secure additional shelf or retail space for our products, as well as increased access to online platforms to sell our products. Shelf and retail space is limited and subject to competitive and other pressures. The expansion of our business depends on our ability to obtain new, or expand our business with existing, customers, such as club, FDM, eCommerce, convenience and specialty customers.

The rapid emergence of new distribution channels, particularly eCommerce, may create consumer price deflation, affecting our customer relationships and presenting additional challenges to increasing prices in response to commodity or other cost increases. We also may need to increase or reallocate spending on marketing, retail trade incentives, materials, advertising and new product innovation to maintain or increase market share. These expenditures are subject to risks, including uncertainties about trade and consumer acceptance of our efforts. Our failure to obtain new, or expand our business with existing, customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If our products become adulterated or contaminated, or if they are misbranded or mislabeled, we might need to recall or withdraw those items and may experience product liability claims if consumers are injured.

Selling food products, beverages and nutritional supplements involves a number of legal and other risks, including contamination, spoilage, tampering, mislabeling or other adulteration. Additionally, many of the raw materials used to make certain of our products, particularly milk-based protein and nuts, are vulnerable to contamination by naturally occurring molds and pathogens, such as salmonella. We may need to recall or withdraw some or all of our products if they become adulterated, mislabeled or misbranded, whether caused by us or someone in our manufacturing or supply chain. A recall or withdrawal could result in destruction of product inventory, negative publicity, temporary plant closings for us or our third party contract manufacturers, supply chain interruption, substantial costs of compliance or remediation, fines and increased scrutiny by federal, state and foreign regulatory agencies. Should consumption of any product cause injury, we may be liable for monetary damages as a result of a judgment against us. In addition, adverse publicity, including claims, whether or not valid, that our products or ingredients are unsafe or of poor quality, may discourage consumers from buying our products or cause production and delivery disruptions. Any of these events, including a significant product liability claim against us, could result in a loss of consumer confidence in our products. Although we have various insurance programs in place and may have rights to indemnification in certain situations, any of these events and/or a loss of consumer confidence could have an adverse effect on our business, financial condition, results of operations and cash flows.

Violations of laws or regulations by us or our third party contract manufacturers, as well as new laws or regulations or changes to existing laws or regulations, could adversely affect our business.

The convenient nutrition category in which we operate is subject to a variety of federal, state and foreign laws and regulations, including requirements related to food safety, quality, manufacturing, processing, storage, marketing, advertising, labeling and distribution, as well as those related to worker health and workplace safety. Our activities, both inside and outside of the U.S., are subject to extensive regulation. In the U.S., we are regulated by, and our activities are affected by, among other federal and state authorities and regulations, the Food and Drug Administration (the “FDA”), the U.S. Department of Agriculture (the “USDA”), the Federal Trade Commission, the Occupational Safety and Health Administration and California’s Safe Drinking Water and Toxic Enforcement Act of 1986 (Proposition 65). In Europe, we are regulated by, among other authorities, the European Union Parliament and the Council of the European Union and the U.K.’s Food Standards Agency, Health and Safety Executive, Environment Agency, Environmental Health Officers and Trading Standards Officers and their equivalents in other European Union (the “E.U.”) member states. We also are regulated by similar authorities in Canada, Mexico and elsewhere in the world. Governmental regulations also affect taxes and levies, tariffs, healthcare costs, energy usage, data privacy and immigration and labor issues, any or all of which may have a direct or indirect effect on our business or the businesses of our customers or suppliers. In addition, we could be the target of claims relating to alleged false or deceptive advertising under federal, state and foreign laws and regulations (whether or not valid).

The impact of current laws and regulations, changes in these laws or regulations or the introduction of new laws or regulations could increase the costs of doing business for us or our customers or suppliers, causing our business, financial condition, results of operations and cash flows to be adversely affected. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, revocations of required licenses, detention, seizure, injunctions or recalls, as well as potential criminal sanctions, any or all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our products are subject to a higher level of regulatory scrutiny, resulting in increased costs of operations and the potential for delays in product sales.

Some of our products are regulated by the FDA as dietary supplements, which are subject to FDA regulations and levels of regulatory scrutiny different from those applicable to conventional food. It also is possible that federal, state or foreign enforcement authorities might take regulatory or enforcement action, which could result in significant fines or penalties. If we are found to be significantly out of compliance, an enforcement authority could issue a warning letter and/or institute enforcement actions that could result in additional costs, substantial delays in production or even a temporary shutdown in manufacturing and product sales while the non-conformances are rectified. Also, we may have to recall product or otherwise remove product from the market, and temporarily cease its manufacture and distribution, which would increase our costs and reduce our revenues. Any product liability claims resulting from the failure to comply with applicable laws and regulations would be expensive to defend and could result in substantial damage awards against us or harm our reputation. The convenient nutrition category is regulated internationally as food, dietary supplements and in some cases, drug products. There is some risk that product classifications could be changed by the regulators, which could result in significant fines, penalties, discontinued distribution and relabeling costs. Any of these events would negatively impact our revenues and costs of operations.

We may not be able to effectively manage our growth, which could materially harm our business, financial condition, results of operations and cash flows.

Our recent growth has placed, and we expect that our continued growth may place, a significant demand on our management, personnel, systems and resources. Given our largely outsourced manufacturing model, as of September 1, 2019, we had approximately 380 employees. Our continued growth will require an increased investment by us in our contract manufacturing relationships, personnel, technology, facilities and financial and management systems and controls, including monitoring and assuring our compliance with applicable regulations. We will need to integrate, train and manage a growing employee base. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected. If we fail to effectively manage our growth, our business, financial condition, results of operations and cash flows could be materially harmed.

If we pursue acquisitions or other strategic transactions, we may not be able to successfully consummate favorable transactions or successfully integrate acquired businesses.

From time to time, we may evaluate potential acquisitions or other strategic transactions. Any such transaction could happen at any time, could be material to our business and could take any number of forms, including, for example, an acquisition, investment or merger, for cash or in exchange for our equity securities, a divestiture or a joint venture.

Companies or operations acquired or joint ventures created may not be profitable or may not achieve the anticipated sales levels and profitability that justify the investments made. Further, evaluating potential transactions, including divestitures, requires additional expenditures (including legal, accounting and due diligence expenses, higher administrative costs to support the acquired entities and information technology, personnel and other integration expenses) and may divert the attention of our management from day-to-day operating matters.

With respect to acquisitions, we may not be able to identify suitable candidates, consummate a transaction on terms that are favorable to us or achieve expected returns and other benefits as a result of integration challenges.

The successful integration of acquisitions is complex and depends on our ability to manage the operations and personnel of the acquired businesses. Potential difficulties we may encounter as part of the integration process include, but are not limited to, the following: employees may voluntarily or involuntarily separate from employment with us or the acquired businesses because of the acquisitions; our management may have its attention diverted while trying to integrate the acquired businesses; we may encounter obstacles when incorporating the acquired businesses into our operations and management; we may be required to recognize impairment charges; and integration may be more costly or more time consuming and complex or less effective than anticipated. With respect to proposed divestitures of assets or businesses, we may encounter difficulty in finding acquirers or alternative exit strategies on terms that are favorable to us, which could delay the accomplishment of our strategic objectives, or our divestiture activities may require us to recognize impairment charges.

Our corporate development activities may present financial and operational risks and may have adverse effects on existing business relationships with suppliers and customers. Future acquisitions also could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and amortization expenses related to certain intangible assets and increased operating expenses, all of which could, individually or collectively, adversely affect our business, financial condition, results of operations and cash flows.

Fluctuations in our business due to changes in our promotional activities and seasonality may have an adverse impact on our financial condition, results of operations and cash flows.

We periodically offer a variety of sales and promotional incentives to our customers and consumers, such as price discounts, consumer coupons, volume rebates, cooperative marketing programs, slotting fees and in-store displays. Our net sales and profitability are impacted by the introduction and discontinuance of such sales and promotion incentives. In addition, we have experienced and expect to continue to experience fluctuations in our quarterly results of operations due to the seasonal nature of our business. Historically, our first fiscal quarter is seasonally low for all brands, but increases throughout the remainder of the fiscal year as a result of renewed consumer focus on healthy lifestyles entering the new calendar year, as well as significant promotional activity after the first quarter of our fiscal year. This seasonality could cause our results of operations for an interim financial period to fluctuate and not be indicative of our full year results. Seasonality also impacts relative revenue and profitability of each quarter of the year, both on a quarter-to-quarter and year-over-year basis. If we fail to effectively manage our inventories, fluctuations in business as a result of promotional activities and seasonality may have an adverse impact on our financial condition, results of operations and cash flows.

The international portion of our business subjects us to additional risks.

We are subject to a number of risks related to doing business internationally, any of which could significantly harm our business. These risks include:

•	restrictions on the transfer of funds to and from foreign countries, including potentially negative tax consequences;

•	unfavorable changes in tariffs, quotas, trade barriers or other export or import restrictions;

•	unfavorable foreign exchange controls and currency exchange rates;

•	increased exposure to general market and economic conditions outside of the U.S.;

•	political and economic uncertainty and volatility;

•

the potential for substantial penalties and litigation related to violations of a wide variety of laws, treaties and regulations, including food and beverage regulations, anti-corruption regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) and privacy laws and regulations (including the E.U.’s General Data Protection Regulation);

•	the difficulty and costs of designing and implementing an effective control environment across diverse regions and employee bases;

•	the difficulty and costs of maintaining effective data security; and

•	unfavorable and/or changing foreign tax treaties and policies.

Our financial performance on a U.S. dollar denominated basis is subject to fluctuations in currency exchange rates. Our principal exposure is to the Euro.

Loss of, a significant reduction of purchases by or bankruptcy of a major customer may adversely affect our business, financial condition, results of operations and cash flows.

A limited number of customer accounts represents a large percentage of our combined net sales. Our largest customers, Costco and Walmart and its affiliates (which includes Sam’s Club), accounted for approximately 71% of our net sales in fiscal 2018.

The success of our business depends, in part, on our ability to maintain our level of sales and product distribution through the club, FDM, eCommerce, convenience and specialty channels. The competition to supply products to these high-volume stores is intense. Currently, we do not have material long-term supply agreements with our customers, and our customers frequently reevaluate the products they carry. A decision by our major customers to decrease the amount of product purchased from us, sell another brand on an exclusive or priority basis or change the manner of doing business with us could reduce our revenues and materially adversely affect our business, financial condition, results of operations and cash flows. In the event of a loss of any of our large customers, a significant reduction of purchases by any of our large customers or the bankruptcy or serious financial difficulty of any of our large customers, our business, financial condition, results of operations and cash flows may be adversely affected.

Pending and future litigation may impair our reputation or lead us to incur significant costs.

We are, or may become, party to various lawsuits and claims arising in the normal course of business, which may include lawsuits or claims relating to contracts, third party contract manufacturers, intellectual property, product recalls, product liability, false or deceptive advertising, employment matters, environmental matters or other aspects of our business. There has been a recent increase in lawsuits filed against food and beverage companies alleging deceptive advertising and labeling. Negative publicity resulting from allegations made in lawsuits or claims asserted against us, whether or not valid, may adversely affect our reputation. In addition, we may be required to pay damage awards or settlements or become subject to injunctions or other equitable remedies, which could have a material adverse effect on our financial condition, results of operations and cash flows. The outcome of litigation is often difficult to predict, and the outcome of pending or future litigation may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Although we have various insurance programs in place, the potential liabilities associated with these litigation matters, or those that could arise in the future, could be excluded from coverage or, if covered, could exceed the coverage provided by such programs. In addition, insurance carriers may seek to rescind or deny coverage with respect to pending or future claims or lawsuits. If we do not have sufficient coverage under our policies, or if coverage is denied, we may be required to make material payments to settle litigation or satisfy any judgment. Any of these consequences could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in tax laws may adversely affect us, and the Internal Revenue Service or a court may disagree with tax positions taken by BellRing Brands, Inc. or BellRing Brands, LLC, which may result in adverse effects on our financial condition or the value of our common stock.

The Tax Cuts and Jobs Act (the “Tax Act”), enacted on December 22, 2017, significantly affected U.S. tax law, including by changing how the U.S. imposes tax on certain types of income of corporations and by reducing the U.S. federal corporate income tax rate to 21%. It also imposed new limitations on a number of tax benefits, including deductions for business interest, use of net operating loss carry forwards, taxation of foreign income, and the foreign tax credit, among others. There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly; impose new limitations on deductions, credits or other tax benefits; or make other changes that may adversely affect the performance of an investment in our stock. In addition, the Internal Revenue Service (the “IRS”) has yet to issue guidance on a number of important issues regarding the changes made by the Tax Act. In the absence of such guidance, BellRing Brands, Inc. and BellRing Brands, LLC will take positions with respect to a number of unsettled issues. There is no assurance that the IRS or a court will agree with the positions taken by us, in which case tax penalties and interest may be imposed that could adversely our financial position and affect the value of our stock.

Our market size and related estimates and social media metrics may prove to be inaccurate.

Data for the convenient nutrition category is collected for most, but not all, channels, and as a result, it is difficult to estimate the size of the market and predict the rate at which the market for our products will grow. We estimate the market size of the convenient nutrition category, including by geography, product form and consumer need state, based, in part, upon data from Nielsen and Euromonitor, forecasts and information obtained from independent trade associations, industry publications and surveys and other independent sources, proprietary research studies and management’s knowledge of the industry. While these estimates were made in good faith and are based on assumptions and estimates we believe to be reasonable, they may not be accurate. In addition, the metrics related to visitors to our brand websites and to our presence on third party social media sites contain certain limitations, and investors should not place undue reliance on such metrics given such limitations and the fact that they do not bear any relationship to our financial condition or results of operations.

Agricultural diseases or pests could harm our business, financial condition, results of operations and cash flows.

Many of our business activities are subject to a variety of agricultural risks, including diseases and pests, which can adversely affect the quality and quantity of the raw materials we use, as well as the products we produce, or have produced by third party contract manufacturers, and distribute. Any actual or potential contamination of our products could result in product recalls, market withdrawals, safety alerts, cessation of manufacturing or distribution or, if we fail to comply with applicable FDA, USDA or other U.S. or international regulatory authority requirements, enforcement actions. We also could be subject to product liability claims or adverse publicity if any of our products are alleged to have caused illness or injury.

We may not be able to operate successfully if we lose key personnel, are unable to hire qualified additional personnel or experience turnover of our management team.

We are highly dependent on our ability to attract and retain qualified personnel to operate and expand our business. If we lose key personnel or one or more members of our management team, or if we fail to attract new employees, our business, financial condition, results of operations and cash flows could be harmed.

Increases in costs of medical and other employee health and welfare benefits may reduce our profitability.

With approximately 380 employees as of September 1, 2019, our profitability may be substantially affected by costs of medical and other health and welfare benefits for these employees. Although we try to control these costs, they can vary because of changes in healthcare laws and experience, which have the potential to increase the cost of providing medical and other employee health and welfare benefits. Any substantial increase could negatively affect our profitability.

Economic downturns could limit consumer and customer demand for our products.

The willingness of consumers to purchase our products depends in part on general or local economic conditions and consumers’ discretionary spending habits. In periods of adverse or uncertain economic conditions, consumers may shift purchases to lower-priced or other perceived value offerings or may forgo certain purchases altogether. In addition, distributors and retailers may seek to reduce their inventories in response to those economic conditions. In those circumstances, we could experience a reduction in sales of our products. Further, during economic downturns, it may be more difficult to convince consumers to switch to, or continue to use, our brands or convince new users to choose our brands without expensive sampling programs and price promotions. Additionally, as a result of economic conditions or competitive actions, we may be unable to raise our prices sufficiently to protect profit margins. Any of these events could have an adverse effect on our business, financial condition, results of operations and cash flows.

U.S. and global capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing and disrupt the operations of our suppliers and customers.

U.S. and global credit markets have, from time to time, experienced significant dislocations and liquidity disruptions which caused the spreads on prospective debt financings to widen considerably. These circumstances materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive and in certain cases resulted in the unavailability of certain types of debt financing. Events affecting the credit markets also have had an adverse effect on other financial markets in the U.S., which may make it more difficult or costly for us to raise capital through the issuance of common stock or other equity securities or refinance debt, sell our assets or borrow more money, if necessary. Our business also could be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or a slowdown in the general economy. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business or increase our interest expense, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changing currency exchange rates may adversely affect our business, financial condition, results of operations and cash flows.

We have operations and assets in the U.S. as well as foreign jurisdictions, and a portion of our contracts and revenues are denominated in foreign currencies. The financial statements of Post’s Active Nutrition business included in this prospectus are, and the financial statements we will prepare going forward will be, presented in U.S. dollars. We therefore must translate our foreign assets, liabilities, revenue and expenses into U.S. dollars at applicable exchange rates. Consequently, fluctuations in the value of foreign currencies relative to the U.S. dollar may negatively affect the value of these items in the financial statements. In addition, since many of our sales in foreign jurisdictions are denominated in U.S. dollars, fluctuations in the value of foreign currencies relative to the U.S. dollar may effectively increase the price of our products in the currency of the jurisdiction in which the sale took place. To the extent we fail to manage our foreign currency exposure adequately, we may suffer losses in the value of our net foreign currency investment, and our business, financial condition, results of operations and cash flows may be negatively affected.

Our intellectual property rights are valuable and any inability to protect them could reduce the value of our products and brands.

We consider our intellectual property rights, particularly our trademarks, but also our patents, trade secrets, know-how and copyrights, to be a significant and valuable asset of our business. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as third party nondisclosure, confidentiality and assignment agreements and confidentiality provisions in third party agreements and the policing of third party misuses of our intellectual property. Our failure or inability to obtain or maintain adequate protection of our intellectual property rights, or any change in law or other changes that serve to lessen or remove the current legal protections of intellectual property, may diminish our competitiveness and could materially harm our business.

We also are subject to risks associated with protection of our trademarks and other intellectual property licensed to distributors of our products and of our trade secrets to our third party contract manufacturers. If our licensed distributors or third party contract manufacturers fail to protect our trademarks, trade secrets and other intellectual property, either intentionally or unintentionally, our business, financial condition, results of operations and cash flows may be adversely affected.

We face the risk of claims that we have infringed third parties’ intellectual property rights. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend; cause us to cease making, licensing or using products that incorporate the challenged intellectual property; require us to redesign or rebrand our products or packaging, if feasible; divert management’s attention and resources; or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property. Any royalty or licensing agreements, if required, may not be available to us on acceptable terms, or at all. Additionally, a successful claim of infringement against us could require us to pay significant damages, enter into costly license or royalty agreements or stop the sale of certain products, any or all of which could have a negative impact on our business, financial condition, results of operations and cash flows and harm our future prospects.

Technology failures, cybersecurity incidents and corruption of our data privacy protections could disrupt our operations and negatively impact our business.

We rely on information technology networks and systems to process, transmit and store operating and financial information, to manage and support a variety of business processes and activities and to comply with regulatory, legal and tax requirements. For example, our production and distribution facilities and inventory management utilize information technology to increase efficiencies and control costs. Furthermore, a significant portion of the communications between our personnel, customers and suppliers depends on information technology. Some of our information technology needs are outsourced to third parties. Our and our third party vendors’ information technology systems may be vulnerable to a variety of interruptions due to events beyond our or their control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, power outages, computer viruses and malware, hardware or software failures, cybersecurity incidents, hackers and other security issues. Such interruptions could negatively impact our business.

If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain and protect the related automated and manual control processes, or if one of our third party service providers fails to provide the services we require, we could be subject to billing and collection errors, business disruptions or damage resulting from such events, particularly material security breaches and cybersecurity incidents. Cyberattacks and other cyber incidents are occurring more frequently in the U.S., are constantly evolving in nature, are becoming more sophisticated and are being made by groups and individuals (including criminal hackers, hacktivists, state-sponsored institutions, terrorist organizations and individuals or groups participating in organized crime) with a wide range of expertise and motives (including monetization of corporate, payment or other internal or personal data, theft of trade secrets and intellectual property for competitive advantage and leverage for political, social, economic and environmental reasons). Such cyberattacks and cyber incidents can take many forms, including cyber extortion, denial of service, social engineering, such as impersonation attempts to fraudulently induce employees or others to disclose information or unwittingly provide access to systems or data, introduction of viruses or malware, such as ransomware through phishing emails, website defacement or theft of passwords and other credentials.

If any of our significant information technology systems suffers severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our product sales, financial condition, results of operations and cash flows may be materially and adversely affected, and we could experience delays in reporting our financial results. In addition, there is a risk of business interruption, litigation and reputational damage from leaks of confidential or personal information. While we have insurance programs in place related to these matters, the potential liabilities associated with such events, or those that could arise in the future, could be excluded from coverage or, if covered, could exceed the coverage provided by such programs. Although we have not detected a material security breach or cybersecurity incident to date, we have been the target of events of this nature and expect them to continue.

We also are subject to an evolving body of federal, state and foreign laws, regulations, guidelines and principles regarding data privacy, data protection and data security. A data breach or inability on our part to comply with such laws, regulations, guidelines and principles, or to quickly adapt our practices to reflect them as they develop, could potentially subject us to significant liabilities and reputational harm. Several foreign governments, including the E.U., have laws and regulations dealing with the collection and use of personal information obtained from their data subjects, and we could incur substantial penalties or litigation related to violations of such laws and regulations. In addition, our efforts to comply with such laws and regulations may impose significant costs and challenges on us.

Impairment in the carrying value of intangible assets could negatively impact our financial condition and results of operations. If our goodwill or other intangible assets become impaired, we will be required to record additional impairment charges, which may be significant.

Our balance sheet includes intangible assets, including goodwill, trademarks, trade names and other acquired intangibles. Goodwill is expected to contribute indefinitely to our cash flows and is not amortized, but our management reviews it for impairment on an annual basis or whenever events or changes in circumstances indicate that its carrying value may be impaired. Impairments to intangible assets may be caused by factors outside of our control, such as increasing competitive pricing pressures, lower than expected revenue and profit growth rates, changes in industry EBITDA and revenue multiples, changes in discount rates based on changes in cost of capital (interest rates, etc.) or the bankruptcy of a significant customer. These factors, along with other internal and external factors, could have a significant negative impact on our fair value determination, which could then result in a material impairment charge in our results of operations. For the year ended September 30, 2017, we recorded a charge of $26.5 million for the impairment of our goodwill related to our Dymatize reporting unit. We could have additional impairments in the future. See further discussion of this impairment in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 5 within the “Notes to Combined Financial Statements” contained in this prospectus.

We and our third party contract manufacturers are subject to environmental laws and regulations that can impose significant costs and expose us to potential financial liabilities.

We and our third party contract manufacturers are subject to extensive federal, state, local and foreign laws and regulations relating to the protection of human health and the environment, including those limiting the discharge and release of pollutants into the environment and those regulating the transport, storage, disposal and remediation of, and exposure to, solid and hazardous wastes.

Further, certain environmental laws and regulations can impose joint and several liability without regard to fault on responsible parties, including past and present owners and operators of sites, related to cleaning up sites at which hazardous materials were disposed of or released.

Failure to comply with environmental laws and regulations could result in severe fines and penalties by governments or courts of law on us or our third party contract manufacturers. In addition, future laws may more stringently regulate the emission of greenhouse gases, particularly carbon dioxide and methane. We cannot predict the impact that such regulation may have, or that climate change may otherwise have, on our business. Future events, such as new or more stringent environmental laws and regulations, new environmental claims against us or our third party contract manufacturers, the discovery of currently unknown environmental conditions requiring responsive action at our manufacturing facility or at the facilities of our third party contract manufacturers or more vigorous interpretations or enforcement of existing environmental laws and regulations, might require us to incur additional costs that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Climate change, or legal or market measures to address climate change, may negatively affect our business and operations.

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. If any of these climate changes has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as milk-based, whey-based and soy-based proteins and protein blends. The increasing concern over climate change also may result in more federal, state, local and foreign legal requirements to reduce or mitigate the effects of greenhouse gases. If such laws are enacted, we may experience significant increases in our costs of operation and delivery. As a result, climate change could negatively affect our business, financial condition, results of operations and cash flows.

Risks Related to Our Indebtedness

We will have significant debt and high leverage, which could have a negative impact on our financing options and liquidity position and which could adversely affect our business.

On the same day this offering is completed, BellRing Brands, LLC will become the borrower under the Post bridge loan and the subsidiaries of BellRing Brands, LLC will continue to guarantee the obligations under the Post bridge loan. Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into the debt facilities described under “Description of Certain Indebtedness” and use the proceeds of such borrowing to repay the remaining balance of the Post bridge loan and all interest thereunder, and for the other purposes described under “Use of Proceeds.” A final determination as to whether to enter into any such debt facilities will be made by the BellRing Brands, LLC Board of Managers after completion of this offering. While we expect that the Board of Managers will determine to enter into the debt facilities and borrow funds under the debt facilities, we can provide no assurance that the Board of Managers will make such a determination. If the Board of Managers decides not to do so, or if such debt facilities are otherwise not available to us, then we will remain obligated under the Post bridge loan, the terms of which we expect will be less advantageous to us than those contemplated under any new debt facilities. BellRing Brands, LLC also may incur additional debt in the future, for example, in connection with acquisitions or other strategic transactions.

Our overall leverage and the terms of our financing arrangements could:

•

limit our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity;

•	make it more difficult for us to satisfy the terms of our debt obligations;

•	limit our ability to refinance our indebtedness on terms acceptable to us, or at all;

•

limit our flexibility to plan for and to adjust to changing business and market conditions in the industries in which we operate and increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future investments, capital expenditures, working capital, business activities and other general corporate requirements;

•	increase our vulnerability to adverse economic or industry conditions; and

•	subject us to higher levels of indebtedness than our competitors, which may cause a competitive disadvantage and may reduce our flexibility in responding to increased competition.

Our ability to meet expenses and debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including potential changes in consumer preferences, the success of product and marketing innovation and pressure from competitors. If we do not generate enough cash to pay our debt service obligations, we may be required to refinance all or part of our debt, sell assets, borrow more money or raise additional equity capital.

Despite our anticipated level of indebtedness, we may be able to incur substantially more debt, which could further exacerbate the risks described above, and we may in any event be required to maintain a minimum level of indebtedness.

We may be able to incur significant additional indebtedness in the future. Although the financing arrangements governing our indebtedness may contain restrictions on our ability to incur additional indebtedness, these restrictions may be subject to a number of qualifications and exceptions, and the additional indebtedness that may be incurred in compliance with these restrictions could be substantial. These restrictions also may not prevent us from incurring certain obligations that may not constitute indebtedness under the documents governing our indebtedness. As long as Post or its affiliates (other than us) owns more than 50% of the BellRing Brands, LLC Units as described in this prospectus, it will be able to control nearly all corporate actions that require a vote of the stockholders of BellRing Brands, Inc., as well as have the right under the investor rights agreement to designate a majority of the directors of BellRing Brands, Inc. In order to preserve its intended tax treatment in connection with the formation transactions, we expect that, so long as Post has the ability to control us, Post will require that BellRing Brands, LLC maintain a minimum level of outstanding indebtedness equal to $800.0 million less the amount of undistributed taxable income of BellRing Brands, LLC and its subsidiaries allocable to Post following the consummation of the formation transactions.

The agreements governing our debt may contain various covenants that limit our ability to take certain actions and also require us to meet financial maintenance tests, and failure to comply with these covenants could have a material adverse effect on us.

Our financing arrangements may contain restrictions, covenants and events of default that, among other things, require us to satisfy certain financial tests and maintain certain financial ratios and restrict our ability to incur additional indebtedness and to refinance our existing indebtedness. Financing arrangements which we enter into in the future could contain similar restrictions and additionally could require us to comply with similar, new or additional financial tests or to maintain similar, new or additional financial ratios. The terms of our financing arrangements may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities by limiting the amount of additional borrowings we may incur. These restrictions may include compliance with, or maintenance of, certain financial tests and ratios and may limit or prohibit our ability to, among other things:

•	borrow money or guarantee debt;

•	create liens;

•	make investments and acquisitions;

•	enter into, or permit to exist, contractual limits on the ability of our subsidiaries to pay dividends to us;

•	enter into new lines of business;

•	enter into transactions with affiliates; and

•	sell assets or merge with other companies.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these restrictions and covenants. Failure to comply with any of the restrictions and covenants that may be in our financing arrangements could result in a default under those arrangements and under other arrangements that may contain cross-default provisions.

A default would permit lenders to accelerate the maturity of the debt under these arrangements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

To service indebtedness and fund other cash needs, we will require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

BellRing Brands, LLC’s ability to pay principal and interest on its anticipated debt obligations and to fund any planned capital expenditures and other cash needs will depend in part upon the future financial and operating performance of BellRing Brands, LLC and its subsidiaries. Prevailing economic conditions and financial, business, competitive, legislative, regulatory and other factors, many of which are beyond our control, will affect BellRing Brands, LLC’s ability to make these payments.

If BellRing Brands, LLC is unable to make payments or we are unable to refinance the debt or obtain new financing under these circumstances, we may consider other options, including:

•	sales of assets;

•	sales of equity;

•	reductions or delays of capital expenditures, strategic acquisitions, investments and alliances; or

•	negotiations with our lenders to restructure the applicable debt.

Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us in an amount sufficient, to enable us to pay our anticipated indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our anticipated indebtedness on or before maturity. We may not be able to refinance any of our anticipated debt on commercially reasonable terms, or at all.

Risks Related to Our Relationship with Post

Post controls our Company and will have the ability to control the direction of our business.

After the completion of this offering, Post will own the share of our Class B common stock, which, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will represent 67% of the total voting power of both classes of our common stock outstanding after this offering.

As long as Post or its affiliates (other than us) owns more than 50% of the BellRing Brands, LLC Units as described in this prospectus, it will be able to control nearly all corporate actions that require a stockholder vote, regardless of the vote of any other stockholder. As a result, Post will have the ability to control significant matters involving us, including:

•	the election and removal of our directors;

•	determinations with respect to mergers, business combinations, dispositions of assets or other extraordinary corporate transactions;

•	certain amendments to our amended and restated certificate of incorporation;

•	changes in capital structure, including the level of indebtedness;

•	the number of shares of our common stock available for issuance under our equity incentive plans for our prospective and existing employees; and

•	agreements that may adversely affect us.

Alternatively, if Post does not provide any requisite affirmative vote on matters requiring stockholder approval allowing us to take particular actions when requested, we will not be able to take such actions, and as a result, our business, financial condition, results of operations and cash flows may be adversely affected. Even if Post owns 50% or less of the BellRing Brands, LLC Units as described in this prospectus, Post will have the ability to substantially influence these matters for as long as it owns a significant portion of the voting power.

The interests of Post may differ from our interests or those of our other stockholders and the concentration of control in Post will limit other stockholders’ ability to influence corporate matters. The concentration of ownership and voting power with Post also may delay, defer or prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of Post, even if such events are in the best interests of our other stockholders. The concentration of voting power with Post may have an adverse effect on the price of our Class A common stock. Our Company may take actions that our other stockholders do not view as beneficial, which may adversely affect our business, financial condition, results of operations and cash flows, and may cause the value of your investment to decline.

Post’s interests may conflict with our interests and the interests of our other stockholders. Conflicts of interest or disputes between Post and our Company could be resolved in a manner unfavorable to our Company and our other stockholders.

Post could have interests that differ from, or conflict with, the interests of our other stockholders and could cause us to take certain actions even if the actions are not favorable to us or our other stockholders or are opposed by our other stockholders. If Post is acquired or otherwise experiences a change in control, any acquirer or successor will be entitled to exercise Post’s voting control with respect to us. After the expiration of the 180-day lock-up period, Post, if it has redeemed BellRing Brands, LLC Units for shares of our Class A common stock, generally has the right at any time to sell or otherwise dispose of the shares of our Class A common stock that it owns, including the ability to transfer a controlling interest in us to a third party, without your approval and without providing for a purchase of your shares of Class A common stock. Post and its affiliates may also directly transfer their BellRing Brands, LLC Units to third parties without the consent or approval of the Board of Managers of BellRing Brands, LLC or any other party, and in connection with such transfers, subject to certain exceptions, must either grant a written proxy to, or enter into a written voting agreement or other voting arrangement with, such transferee, which provides for the right of such transferee to direct Post or its applicable affiliate, as the holder of the share of our Class B common stock, to cast a number of votes to which such share of Class B common stock is entitled on all matters in which our stockholders generally are entitled to vote equal to the number of BellRing Brands, LLC Units held by such third party in the event that Post or its applicable affiliate, as the holder of the share of our Class B common stock, holds in the aggregate 50% or less of the BellRing Brands, LLC Units as described in this prospectus. See “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement—Transfer of BellRing Brands, LLC Units.” In addition, Post may determine to distribute its beneficial retained interest in BellRing Brands, LLC by means of a spin-off to its shareholders. See “Shares Eligible for Future Sale.”

Potential conflicts of interest or disputes may arise between Post and us in a number of areas relating to our past or ongoing relationships, including:

•	tax, employee benefits, indemnification and other matters arising from this offering;

•	employee retention and recruiting;

•	the nature, quality and pricing of services Post has agreed to provide to us;

•	business opportunities that may be attractive to both Post and us;

•	sales or other disposals by Post of all or a portion of its ownership in BellRing Brands, LLC; and

•	any new commercial arrangements between Post and us in the future.

See also potential conflicts described in “—Our organizational structure confers certain benefits upon Post and certain of its successors and assigns that may not benefit our Class A common stockholders to the same extent, and that could result in determinations harmful to the interests of such stockholders.”

The resolution of any potential conflicts or disputes between Post and us may be less favorable to us than the resolution we might achieve if we were dealing with an unaffiliated third party.

The various ancillary agreements that we intend to enter into with Post will be of varying durations and may be amended upon agreement of the parties. See “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post.” The terms of these agreements will be primarily determined by Post, and, therefore, may not be representative of the terms we could obtain on a standalone basis or in negotiations with an unaffiliated third party. For as long as we are controlled by Post, we may not be able to negotiate renewals or amendments to these agreements, if required, on terms as favorable to us as those we would be able to negotiate with an unaffiliated third party.

Our amended and restated certificate of incorporation could prevent us from benefiting from corporate opportunities that might otherwise have been available to us.

Our amended and restated certificate of incorporation will include certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Post and its directors, officers, employees, agents and affiliates (except that we will not be deemed affiliates of Post or its affiliates for purposes of these provisions) and our rights, powers, duties and liabilities and those of our directors, officers, managers, employees and agents in connection with our relationship with Post. In general, and except as may be set forth in any agreement between us and Post, these provisions will provide that Post and its affiliates may carry on and conduct any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as us; Post and its affiliates may do business with any of our customers, vendors and lessors; and Post and its affiliates may make investments in any kind of property in which we may make investments. In addition, these provisions will provide that we renounce any interest or expectancy to participate in any business of Post or its affiliates.

Moreover, our amended and restated certificate of incorporation will provide that we renounce any interests or expectancy in corporate opportunities which become known to (i) any of our directors, officers, managers, employees or agents who also are directors, officers, employees, agents or affiliates of Post or its affiliates (except that we and our subsidiaries will not be deemed affiliates of Post or its affiliates for the purposes of the provision) or (ii) Post or its affiliates. Generally, neither Post nor our directors, officers, managers, employees or agents who also are directors, officers, employees, agents or affiliates of Post or its affiliates will be liable to us or our stockholders for breach of any fiduciary duty solely by reason of the fact that any such person pursues or acquires any corporate opportunity for the account of Post or its affiliates, directs, recommends or transfers such corporate opportunity to Post or its affiliates or does not offer or communicate information regarding such corporate opportunity to us because such person has directed or intends to direct such opportunity to Post or one of its affiliates. This renunciation will not extend to corporate opportunities expressly offered to one of our directors, officers, managers, employees or agents, solely in his or her capacity as a director, officer, manager, employee or agent of us.

These provisions in our amended and restated certificate of incorporation will cease to apply at such time as (i) we and Post and its affiliates are no longer affiliates of one another and (ii) none of the directors, officers, employees, agents or affiliates of Post serve as our directors, officers, managers, employees or agents. The corporate opportunity provision may exacerbate conflicts of interest between Post and us because the provision effectively permits one of our directors, officers, managers, employees or agents who also serves as a director, officer, employee, agent or affiliate of Post or its affiliates to choose to direct a corporate opportunity to Post or its affiliates instead of to us.

In order to preserve the ability of Post to distribute its beneficial retained interest in BellRing Brands, LLC on a tax-free basis, we may be prevented from pursuing opportunities to raise capital, to effectuate acquisitions or to provide equity incentives to our employees, which could hurt our ability to grow.

Under current laws, in order to effect certain tax-free distributions of its beneficial retained interest in BellRing Brands, LLC, Post may wish to ensure that the aggregate value of the BellRing Brands, LLC assets owned indirectly by the holders of our Class A common stock does not exceed the value of Post’s beneficial retained interest in BellRing Brands, LLC. While Post has advised us that it does not have any definitive plans to undertake a tax-free distribution of its beneficial retained interest in BellRing Brands, LLC, Post may use its majority voting interest in us to retain its ability to engage in such a transaction in the future. This may cause Post to not support transactions we wish to pursue that involve issuing shares of our common stock, including for capital raising purposes, as consideration for an acquisition or as equity incentives to our employees. The inability to pursue such transactions, if it occurs, may adversely affect our Company. See “—Post controls our Company and will have the ability to control the direction of our business” and “—Post’s interests may conflict with our interests and the interests of our other stockholders. Conflicts of interest or disputes between Post and us could be resolved in a manner unfavorable to us and our other stockholders.”

Our agreements with Post will require us to indemnify Post for certain tax liabilities.

In connection with this offering, BellRing Brands, Inc. and BellRing Brands, LLC will enter into a tax matters agreement with Post. Under the tax matters agreement, Post will be responsible for all taxes for Post’s Active Nutrition business which relate to pre-offering periods, and BellRing Brands, LLC generally will be responsible for (i) all taxes imposed with respect to any consolidated, combined or unitary tax return of Post or any of its subsidiaries that includes BellRing Brands, LLC or any of its subsidiaries to the extent such taxes relate to post-offering periods and are attributable to BellRing Brands, LLC or any of its subsidiaries, as determined under the tax matters agreement, and (ii) all taxes that relate to post-offering periods imposed with respect to any consolidated, combined, unitary or separate tax returns of BellRing Brands, LLC or any of its subsidiaries, as determined under the tax matters agreement. To the extent Post fails to pay taxes imposed with respect to any consolidated, combined or unitary tax return of Post or any of its subsidiaries that includes BellRing Brands, Inc. or any of its subsidiaries, the relevant taxing authority could seek to collect such taxes (including taxes for which Post is responsible under the tax matters agreement) from BellRing Brands, Inc. or its subsidiaries. For a more complete description of the tax matters agreement, see “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Tax Matters Agreement.”

The tax receivable agreement with Post and BellRing Brands, LLC will require us to make cash payments to Post for certain tax benefits we may realize in the future, and these payments could be substantial.

Post (or certain of its transferees or assignees) may redeem BellRing Brands, LLC Units for, at the option of BellRing Brands, LLC (as determined by its Board of Managers), shares of our Class A common stock or cash pursuant to the amended and restated limited liability company agreement. See “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement.” These redemptions, certain formation transactions and certain actual or deemed distributions from BellRing Brands, LLC to Post (or certain of its transferees or assignees) or deemed sales by Post (or certain of its transferees or assignees) to BellRing Brands, Inc. or BellRing Brands, LLC of BellRing Brands, LLC Units or assets, may result in increases in our pro rata share of the tax basis of BellRing Brands, LLC’s assets that otherwise would not have been available. Such increases in tax basis are likely to increase (for tax purposes) depreciation and amortization deductions allocable to us and therefore reduce the amount of income tax attributable to BellRing Brands, LLC’s operations we would otherwise be required to pay in the future and also may decrease gain (or increase loss) otherwise allocable to us from BellRing Brands, LLC on future dispositions of certain of BellRing Brands, LLC’s assets to the extent the increased tax basis is allocated to those assets. Furthermore, under Section 704(c) of the Code, we will be entitled to certain tax benefits generated by the pre-existing, contributed tax basis in BellRing Brands, LLC’s assets in excess of our pro rata share of such basis at the time of the partnership’s formation. The IRS may challenge all or part of these tax basis increases and tax benefits and no assurances can be made regarding the availability of these tax basis increases or other tax benefits.

Upon the closing of this offering, we will enter into the tax receivable agreement with Post and BellRing Brands, LLC. Under the tax receivable agreement, we will be required to make cash payments to Post (or certain of its transferees or other assignees) equal to 85% of the amount of cash savings, if any, in U.S. federal income tax, as well as state and local income tax and franchise tax (using an assumed tax rate on a base equal to the U.S. federal taxable income of BellRing Brands, Inc.), that we realize (or, in some circumstances, we are deemed to realize) as a result of (a) the increase in the tax basis of the assets of BellRing Brands, LLC attributable to (i) the redemption of BellRing Brands, LLC Units by Post (or certain of its transferees or assignees) pursuant to the amended and restated limited liability company agreement, (ii) deemed sales by Post (or certain of its transferees or assignees) of BellRing Brands, LLC Units or assets to BellRing Brands, Inc. or BellRing Brands, LLC, (iii) certain actual or deemed distributions from BellRing Brands, LLC to Post (or certain of its transferees or assignees) and (iv) certain formation transactions, (b) disproportionate allocations of tax benefits to BellRing Brands, Inc. as a result of Section 704(c) of the Code and (c) certain tax benefits (e.g., imputed interest, basis adjustments, deductions, etc.) attributable to payments under the tax receivable agreement. Any payments made by us under the tax receivable agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid. There can be no assurance that we will be able to fund or finance our obligations under the tax receivable agreement. Furthermore, our future obligation to make payments under the tax receivable agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are subject of the tax receivable agreement. Actual tax benefits realized by us may differ from the tax benefits calculated pursuant to the terms of the tax receivable agreement, including as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed state and local income tax rate on a base equal to the U.S. federal taxable income of BellRing Brands, Inc. to calculate tax benefits. Payments under the tax receivable agreement are not conditioned on Post’s continued ownership of BellRing Brands, LLC Units or our Class A common stock or Class B common stock after this offering. The payment obligation is a payment obligation of ours and not of BellRing Brands, LLC.

Post has advised us that, except under the circumstances described under “Use of Proceeds,” it has no definitive plans to exit its interests in BellRing Brands, Inc. or BellRing Brands, LLC, and it does not currently expect that any such exit would include the redemption of its BellRing Brands, LLC Units, as described above, due to unfavorable tax consequences that it could incur as a result, particularly in light of the availability of more tax-efficient exit alternatives—including tax-free “spin-off” or “split-off” transactions (which are not expected to result in adjustments to the tax basis of the assets of BellRing Brands, LLC). Post (or its transferees or assignees) may nevertheless determine to engage in redemptions in its sole discretion and, in such event, the actual increase in tax basis and the amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the timing of any future redemptions, the price of shares of our Class A common stock at the time of the redemption, the nature of the assets owned by BellRing Brands, LLC at the time of the redemption, the extent to which such redemptions are taxable, the tax rates then applicable and the amount and timing of our income. For an illustration of the amount, based upon certain assumptions, that would be payable by BellRing Brands, Inc. under the tax receivable agreement if all of Post’s (and its transferees’ and assignees’) BellRing Brands, LLC Units were redeemed, see “Unaudited Pro Forma Condensed Consolidated Financial Information.”

We will not be reimbursed for any payments made to Post under the tax receivable agreement in the event that any tax benefits are disallowed.

Payments under the tax receivable agreement will be based on the tax reporting positions that we determine, and the IRS or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain any such challenge. Post (and its transferees and assignees) will not reimburse us for any payments that may previously have been made under the tax receivable agreement even if the IRS or another tax authority subsequently disallows the tax basis increase or any other relevant tax item. Instead, any excess cash payments made by us to Post (or its transferees or assignees) will be netted against any future cash payments that we might otherwise be required to make under the terms of the tax receivable agreement. However, we might not determine that we have effectively made an excess cash payment to Post (or its transferees or assignees) for a number of years following the initial time of such payment. As a result, in certain circumstances, we could make payments to Post under the tax receivable agreement in excess of our cash tax savings and become aware of that fact only at a time when there are no further payments against which to offset that excess amount.

In certain cases, future payments under the tax receivable agreement to Post may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement will provide that, upon a merger, asset sale or other form of business combination or certain other changes of control or if, at any time, we elect an early termination of the tax receivable agreement or materially breach any of our material obligations under the tax receivable agreement, our (or our successor’s) future obligations under the tax receivable agreement would accelerate and become due and payable based on certain assumptions, including that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the tax receivable agreement, and that, as of the effective date of the acceleration, any BellRing Brands, LLC Units that Post (or its transferees or assignees) has not yet redeemed will be deemed to have been redeemed by Post (and its transferees and assignees) for an amount based on the closing trading price of our Class A common stock at the time of termination, even if we do not receive the corresponding tax benefits until a later date when the BellRing Brands, LLC Units are actually redeemed. Such obligations under the tax receivable agreement, however, would not arise if Post distributes its beneficial retained interest in BellRing Brands, LLC by means of a spin-off to its shareholders. As a result of the foregoing, we would be required to make an immediate cash payment equal to the estimated present value as outlined in the tax receivable agreement of the anticipated future tax benefits that are the subject of the tax receivable agreement, which payment may be made significantly in advance of the actual realization, if any, of those future tax benefits and, therefore, we could be required to make payments under the tax receivable agreement that are greater than the specified percentage of the actual tax benefits we ultimately realize. For an illustration of the amount, based upon certain assumptions, that would be payable by BellRing Brands, Inc. under the tax receivable agreement if we were to elect to terminate the tax receivable agreement immediately after this offering, see “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Our organizational structure confers certain benefits upon Post and certain of its successors and assigns that may not benefit our Class A common stockholders to the same extent, and that could result in determinations harmful to the interests of such stockholders.

Our organizational structure, including the fact that Post will own more than 50% of the voting power of our outstanding common stock and hold its economic interest in BellRing Brands, LLC directly, confers certain benefits upon Post that will not benefit the holders of our Class A common stock to the same extent as it will benefit Post. For example, the tax receivable agreement will provide for the payment by us to Post (or certain of its transferees or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal income tax, as well as state and local income tax and franchise tax (using an assumed tax rate on a base equal to the U.S. federal taxable income of BellRing Brands, Inc.) that we realize (or, in some circumstances, we are deemed to realize) as a result of (a) the increase in the tax basis of assets of BellRing Brands, LLC attributable to (i) the redemption of BellRing Brands, LLC Units by Post (or certain of its transferees or assignees) pursuant to the amended and restated limited liability company agreement, (ii) deemed sales by Post (or certain of its transferees or assignees) of BellRing Brands, LLC Units or assets to BellRing Brands, Inc., (iii) certain actual or deemed distributions from BellRing Brands, LLC to Post (or certain of its transferees or assignees) and (iv) certain formation transactions, (b) disproportionate allocations of tax benefits to BellRing Brands, Inc. as a result of Section 704(c) of the Code and (c) certain tax benefits (e.g., basis adjustments, deductions, etc.) attributable to payments under the tax receivable agreement. Although we will retain 15% of the amount of such tax benefits, it is possible that the interests of Post may in some circumstances conflict with our interests and the interests of our other stockholders, including you.

Further, Post may have different tax positions from us, especially in light of the tax receivable agreement, that could influence its decisions regarding whether and when we should dispose of assets, whether and when we should incur new or refinance existing indebtedness and whether and when we should terminate the tax receivable agreement and accelerate our obligations thereunder. In addition, changes in tax laws, the determination of future tax reporting positions, the structuring of future transactions (including dispositions of Post’s interests in BellRing Brands, LLC, such as through a tax-free spin-off to its shareholders) and related restrictions on us, and the handling of any future challenges by any taxing authority to our tax reporting positions, may take into consideration Post’s tax plans and objectives or other considerations, which may differ from the considerations of us or our other stockholders. Such determination may adversely affect our profitability or prevent us from pursuing certain opportunities to grow.

In the event Post is acquired or otherwise experiences a change in control, any acquirer or successor will generally succeed to the rights and obligations of BellRing Brands, LLC (including under the tax receivable agreement), and the same considerations described above apply to any such successor parties.

If the BellRing Brands, LLC Board of Managers elects to make cash payments rather than issue shares of our Class A common stock in future redemptions of BellRing Brands, LLC Units, such cash payments may reduce the amount of overall cash flow that would otherwise be available to us.

Subject to the terms of the amended and restated limited liability company agreement, BellRing Brands, LLC Units may be redeemed at any time for, at the option of BellRing Brands, LLC (as determined by its Board of Managers), (i) shares of our Class A common stock or (ii) cash (based on the market price of the shares of our Class A common stock). The redemption of BellRing Brands, LLC Units for shares of Class A common stock will be at an initial redemption rate of one share of Class A common stock for one BellRing Brands, LLC Unit, subject to customary redemption rate adjustments for stock splits, stock dividends and reclassifications. If cash payments are elected rather than the issuance of shares of our Class A common stock, such payments may require the payment of significant amounts of cash and may reduce the amount of overall cash flow that would otherwise be available for distribution to us from BellRing Brands, LLC, and also may negatively affect our ability to successfully execute our growth strategy.

Future sales or distributions of shares of our Class A common stock by Post could depress our Class A common stock price, impact our operations or result in a change in control of us.

After this offering, and subject to the lock-up period described below under “Shares Eligible for Future Sale—Lock-up Agreements,” Post generally has the right at any time, if it has redeemed BellRing Brands, LLC Units for shares of our Class A common stock, to sell or otherwise dispose of all or a portion of the shares of our Class A common stock that it owns to third parties. Post and its affiliates may also directly transfer their BellRing Brands, LLC Units to third parties without the consent or approval of the Board of Managers of BellRing Brands, LLC or any other party. In connection with such transfers, subject to certain exceptions, Post must either grant a written proxy to, or enter into a written voting agreement or other voting arrangement with, such transferee, which, if Post or its affiliates holds in the aggregate 50% or less of the BellRing Brands, LLC Units as described in this prospectus, will provide for the right of such transferee to direct Post or its applicable affiliate, as the holder of the share of our Class B common stock, to cast a number of votes to which such share of Class B common stock is entitled on all matters in which our stockholders generally are entitled to vote equal to the number of BellRing Brands, LLC Units held by such third party. See “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement—Transfer of BellRing Brands, LLC Units.” In addition, Post may determine to distribute its beneficial retained interest in BellRing Brands, LLC by means of a spin-off to its shareholders. A sale of a controlling interest in us to a third party would result in persons other than Post controlling us and could result in a change of management or changes in our business operations and policies. Sales by Post in the public market of substantial amounts of our Class A common stock or a spin-off to its shareholders also could depress the price of our Class A common stock.

In addition, Post will have the right, subject to certain conditions, to require us to file registration statements covering the sale of its shares of our Class A common stock or to include its shares of our Class A common stock in other registration statements that we may file. In the event Post exercises its registration rights and sells all or a portion of its shares of our Class A common stock, the price of our Class A common stock could decline. See “Shares Eligible for Future Sale—Registration Rights.”

The services that Post will provide to us following the initial public offering may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business.

Prior to completion of this offering, Post has provided us with various services including finance, information technology, legal, human resources, quality, supply chain and purchasing functions. Following this offering, we expect Post to continue to provide many of these services to us for a fee provided for in the master services agreement described in “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Master Services Agreement.” Post will not be obligated to provide these services in a manner that differs from the nature of the services today, and thus we may not be able to modify these services in a manner desirable to us. Further, if we no longer receive these services from Post, we may not be able to perform these services ourselves or to find appropriate third party arrangements at a reasonable cost, and the cost may be higher than that charged by Post.

Risks Related to this Offering and Ownership of Our Class A Common Stock

We have no operating history as a separate public company, and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate public company and may not be a reliable indicator of our future results.

The historical financial information we have included in this prospectus does not reflect, and the pro forma financial information included in this prospectus may not reflect, what our financial position, results of operations or cash flows would have been had we been a separate public company during the historical periods presented, or what our financial position, results of operations or cash flows will be in the future as a separate public company.

The pro forma financial information included in this prospectus includes adjustments based upon available information we believe to be reasonable. However, the assumptions may change, and actual results may differ. In addition, we have not made pro forma adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our transition to becoming a separate public company, including potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded and separate company. For additional information about the basis of presentation of our pro forma financial information and historical financial information included in this prospectus, see “Selected Historical Condensed Combined Financial and Other Information” and “Unaudited Pro Forma Condensed Consolidated Financial Information.”

We will incur additional expenses to create the corporate infrastructure to operate as a public company, and we will experience increased ongoing costs in connection with being a public company.

Our business has historically used some of Post’s corporate infrastructure and services to support our business functions. The expenses related to establishing and maintaining this infrastructure have been spread across all of Post’s businesses and charged to us on a cost-allocation basis. Except as described under the caption “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post,” after this offering we will no longer have access to Post’s infrastructure or services, and we will need to establish our own. The services historically provided to us by Post have included finance, information technology, legal, human resources, quality, supply chain and purchasing functions. Following this offering, Post will continue to provide some of these services to us pursuant to a master services agreement. For more information regarding the master services agreement, see “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Master Services Agreement.” However, we cannot assure you that all of these functions will be successfully executed by Post or that we will not have to expend significant efforts or costs materially in excess of those estimated in the master services agreement. Any interruption in these services could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, upon termination of the master services agreement, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf.

As a public company, we will be required to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned, and the market price of our Class A common stock could decline.

Although we will be able to take advantage of temporary exemptions for newly public companies and emerging growth companies, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to perform a comprehensive evaluation of our and our subsidiaries’ internal control over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management is required to assess and issue a report concerning our internal control over financial reporting commencing the year following when our first annual report is required to be filed with the SEC. In addition, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting commencing the later of the year following when our first annual report is required to be filed with the SEC or the date we are no longer an emerging growth company.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and significant documentation, testing and possible remediation is required to meet the detailed standards under the rules. During our testing, we may identify material weaknesses or significant deficiencies which may not be remedied in time to meet the deadlines imposed by the Sarbanes-Oxley Act and SEC rules. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, investor confidence in our financial results may weaken, the market price of our Class A common stock may consequently suffer, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, in the event we do not maintain effective internal control over financial reporting, we might fail to timely prevent or detect potential financial misstatements. Failure to remedy any material weakness in our internal control over financial reporting also could restrict our future access to the capital markets.

Any guidance we provide is inherently speculative in nature, and if our actual operating results differ significantly from any guidance we provide, our stock price may decline.

As a public company, we may, from time to time, release guidance regarding our future performance. Any guidance we provide will be prepared by our management based upon a number of assumptions and estimates that, although presented with numerical specificity, will inherently be subject to business, economic and competitive uncertainties and contingencies, many of which are and will be beyond our control and will be based upon specific assumptions with respect to future business decisions, some of which will change. In addition, such guidance will not be prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firm nor any other independent expert or outside party will compile or examine the guidance and, accordingly, no such person will express any opinion or any other form of assurance with respect thereto. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance that may be furnished by us will not materialize or will vary significantly from actual results. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it. Further, we do not accept any responsibility for any projections or reports published by analysts or investors. In the event that our actual operating results differ significantly from any guidance we provide, our stock price may decline.

Investors purchasing Class A common stock in this offering will experience immediate and substantial dilution.

The initial public offering price of our Class A common stock will be substantially higher than the as adjusted net tangible book value per outstanding share of our Class A common stock. Therefore, if you purchase our Class A common stock in this offering, you will incur an immediate substantial dilution of $22.65 per share, the difference between the price per share you paid for a share of Class A common stock (based on the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and the as adjusted net tangible book value per share of our Class A common stock calculated as of June 30, 2019, after giving effect to the issuance of shares of our Class A common stock in this offering. For additional information about the dilution that you will experience immediately after this offering, see “Dilution.”

Because there has not been any public market for our Class A common stock, the market price and trading volume of our Class A common stock may be volatile, which could subject us to securities class action litigation and prevent you from being able to sell your shares at or above the offering price.

Prior to this offering, there has been no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock was determined through negotiation among us, Post and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the market price of our Class A common stock following this offering may be highly volatile and could fluctuate significantly for many reasons, including the risk factors described in this section, many of which are beyond our control and may not be related to our operating performance. Such reasons may include, among others, reports by industry analysts, our failure to meet analysts’ earnings estimates, investor perceptions or negative developments relating to our customers, competitors or suppliers and general economic and industry conditions. Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our Class A common stock. In addition, such fluctuations could subject us to securities class action litigation, which could result in substantial costs and divert our management’s attention from other matters, which could potentially harm our business. These fluctuations could cause you to lose part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid in this offering.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that equity research analysts publish about us and our business. Equity research analysts may elect not to provide research coverage of our Class A common stock after this offering, and such lack of research coverage may adversely affect the market price of our Class A common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which in turn could cause our stock price or trading volume to decline.

An active trading market for our Class A common stock may not develop or be sustained.

We have received approval to list our Class A common stock on the NYSE under the symbol “BRBR”. However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. In addition, there can be no assurance of the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares. Further, our Class A common stock likely will not be eligible to be included in certain stock indices because of our dual class voting structure. For example, in July 2017, S&P Dow Jones stated that companies with multiple share classes will not be eligible for inclusion in the S&P Composite 1500 (comprised of the S&P 500, S&P MidCap 400 and S&P SmallCap 600). Any such exclusion from indices could result in a less active trading market for our Class A common stock.

A substantial portion of our total outstanding shares of Class A common stock may be sold into the market at any time. These sales could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock or the perception that such sales could occur. These sales, or the possibility that these sales may occur, could make it more difficult for you to sell your shares of our Class A common stock at a time and price that you consider appropriate, and could impair our ability to raise equity capital or use our common stock as consideration for acquisitions of other businesses, investments or other corporate purposes. After the consummation of this offering, we will have 127,474,179 shares of outstanding Class A common stock on a fully diluted basis, assuming that all of the BellRing Brands, LLC Units outstanding after giving effect to the formation transactions and this offering described under “Prospectus Summary—Formation Transactions,” excluding those held by us, are redeemed for shares of our Class A common stock and assuming no exercise of the underwriters’ over-allotment option. Also, in the future, we may issue shares of our Class A common stock or securities convertible into shares of our Class A common stock in connection with investments or acquisitions. The number of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of common stock.

Immediately following the consummation of the formation transactions and this offering, the members of BellRing Brands, LLC will consist of us and Post, which will hold 97,474,179 BellRing Brands, LLC Units (equal to 76.5% of the economic interest in BellRing Brands, LLC) (or 73.9% if the underwriters exercise their over-allotment option in full) and one share of our Class B common stock, which, so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will represent 67% of the combined voting power of our outstanding common stock. Subject to the terms of the amended and restated limited liability company agreement, BellRing Brands, LLC Units will be redeemable for, at the option of BellRing Brands, LLC (as determined by its Board of Managers), (i) shares of our Class A common stock or (ii) cash (based on the market price of the shares of our Class A common stock). The redemption of BellRing Brands, LLC Units for shares of Class A common stock will be at an initial redemption rate of one share of Class A common stock for one BellRing Brands, LLC Unit, subject to customary redemption rate adjustments for stock splits, stock dividends and reclassifications. Shares of our Class A common stock issuable upon a redemption of BellRing Brands, LLC Units as described above would be considered “restricted securities,” as that term is defined in Rule 144 under the Securities Act, unless the issuance is registered under the Securities Act. We, our executive officers and directors and Post also will agree with the underwriters not to sell, otherwise dispose of or hedge any our Class A common stock or BellRing Brands, LLC Units or securities convertible or exchangeable for shares of our Class A common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. After the expiration of the 180-day lock-up period, the shares of our Class A common stock issuable upon redemption of BellRing Brands, LLC Units will be eligible for resale from time to time, subject to certain contractual restrictions and the requirements of the Securities Act.

We intend to file a registration statement under the Securities Act as soon as practicable after the closing of this offering registering 2,000,000 shares of our Class A common stock reserved for issuance under the 2019 LTIP, under which we may grant stock options, restricted stock units and other share-based awards to employees, directors and other service providers, and we will enter into an investor rights agreement with Post providing certain governance and registration rights. See the information under the headings “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Investor Rights Agreement” for a more detailed description of the shares of our Class A common stock that will be available for future sale upon completion of this offering. Any shares of Class A common stock registered pursuant to the investor rights agreement will be freely tradable in the public market following the 180-day lock-up period described above.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise could dilute all other stockholders.

Our amended and restated certificate of incorporation will authorize us to issue up to 500,000,000 shares of Class A common stock, one share of Class B common stock and up to 50,000,000 shares of preferred stock with such rights and preferences as may be determined by our Board of Directors. Subject to compliance with applicable law and various ancillary agreements we intend to enter into with Post and its affiliates (other than us) in connection with this offering, we may issue shares of our Class A common stock, or securities convertible into shares of our Class A common stock, from time to time in connection with a financing, an acquisition, an investment, our stock incentive plans or otherwise. We may issue additional shares of our Class A common stock or securities convertible into shares of our Class A common stock from time to time at a discount to the market price of our Class A common stock at the time of issuance. Any issuance of such securities could result in substantial dilution to our existing stockholders and cause the market price of shares of our Class A common stock to decline.

We do not expect to declare or pay any dividends on our Class A common stock for the foreseeable future.

We do not intend to pay cash dividends on our Class A common stock for the foreseeable future. Consequently, investors must rely on sales of their shares of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking dividends should not purchase shares of our Class A common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors and subject to, among other things, our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects and other factors that our Board of Directors may deem relevant. The payment, including timing and amount, of any dividends will be at the discretion of our Board of Directors. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, including BellRing Brands, LLC, and our ability to pay dividends may be further restricted as a result of the laws of our subsidiaries’ jurisdictions of organization or their agreements, including agreements governing indebtedness.

We will not receive any of the net proceeds from this offering, our borrowings under the debt facilities or the Post bridge loan.

BellRing Brands, Inc. will contribute the net proceeds of this offering to BellRing Brands, LLC in exchange for BellRing Brands, LLC Units. BellRing Brands, LLC, in turn, will use such net proceeds to repay a portion of the Post bridge loan and related interest. Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into the debt facilities and use the proceeds of such borrowing to repay the remaining balance of the Post bridge loan and all interest thereunder, and for the other purposes described under “Use of Proceeds.” See “Use of Proceeds” and Description of Certain Indebtedness—Debt Facilities.” Our management will not have any discretion over the specific use of such proceeds.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and provisions of Delaware law may delay or prevent our acquisition by a third party, which might diminish the value of our Class A common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws, which we intend to adopt prior to the completion of this offering, will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our Board of Directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their Class A common stock. The provisions include, among others:

•	a prohibition on actions by written consent of the stockholders once Post and its affiliates (other than us) no longer own of record more than 50% of the BellRing Brands, LLC Units;

•	our Board of Directors is divided into three classes with staggered terms;

•	authorized but unissued shares of common stock and preferred stock that will be available for future issuance;

•	the ability of our Board of Directors to fix the size of the Board of Directors and fill vacancies without a stockholder vote;

•	provisions that have the same effect as a modified version of Section 203 of the Delaware General Corporation Law, an antitakeover law (as further described below); and

•	advance notice requirements for stockholder proposals and director nominations.

Section 203 of the Delaware General Corporation Law may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. We will elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the Delaware General Corporation Law, except that they will provide that Post and its various successors and affiliates (and certain transferees of any of them designated in writing by Post) will not be deemed to be “interested stockholders,” regardless of the percentage of our stock owned by them, and accordingly will not be subject to such restrictions.

For more information, see “Description of Capital Stock.” The provisions of our amended and restated certificate of incorporation and amended and restated bylaws, the significant voting power of Post and the ability of our Board of Directors to create and issue a new series of preferred stock or implement a stockholder rights plan could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future, which could reduce the market price of our Class A common stock.

We are an “emerging growth company,” and our election to comply with certain reduced disclosure requirements as a public company may make our Class A common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and currently intend to rely on certain provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. These JOBS Act provisions:

•	permit us to include less than five years of selected financial data in this prospectus;

•	permit us to include reduced disclosure regarding our executive compensation in this prospectus and our SEC filings as a public company;

•	provide an exemption from the independent public accountant attestation requirement in the assessment of our internal control over financial reporting under the Sarbanes-Oxley Act;

•

provide an exemption from compliance with any new requirements adopted by the PCAOB, requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements; and

•	provide an exemption from the requirement to hold non-binding stockholder advisory votes on executive compensation and on golden parachute arrangements not previously approved.

For more information, refer to “Business—Emerging Growth Company Status.” Some investors may find our Class A common stock less attractive if we rely on these provisions, which could result in a less active trading market for our Class A common stock and higher volatility in our stock price.

We will be a “controlled company” within the meaning of the NYSE corporate governance standards and we will qualify for exemption from certain corporate governance requirements. We do not currently expect or intend to rely of any of these exemptions, but there can be no assurance that we will not rely on these exemptions in the future.

Upon the completion of this offering, Post will own more than 50% of the voting power of all of our outstanding common stock. As a result, we will be a “controlled company” under the NYSE corporate governance standards and will be eligible to rely on exemptions from the following NYSE corporate governance requirements:

•	the requirement that a majority of our Board of Directors consist of independent directors; and

•

the requirement that we have compensation and nominating/corporate governance committee(s) comprised entirely of independent directors, each with a written charter addressing the committee’s purpose and responsibilities.

We do not currently expect or intend to rely on any of these exemptions, but there can be no assurance that we will not rely on these exemptions in the future. If we were to utilize some or all of these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE rules regarding corporate governance.

Actions of stockholders could cause us to incur substantial costs, divert management’s attention and resources and have an adverse effect on our business.

As a public company, we may, from time to time, be subject to proposals and other requests from stockholders urging us to take certain corporate actions, including proposals seeking to influence our corporate policies or effect a change in our management. In the event of such stockholder proposals, particularly with respect to matters which our management and Board of Directors, in exercising their fiduciary duties, disagree with or have determined not to pursue, our business could be adversely affected because responding to actions and requests of stockholders can be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Additionally, perceived uncertainties as to our future direction may result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel, business partners and customers.

BellRing Brands, Inc.’s only material asset after the completion of this offering will be BellRing Brands, Inc.’s interest in BellRing Brands, LLC, and accordingly, BellRing Brands, Inc. will depend on distributions from BellRing Brands, LLC to pay taxes and expenses, including payments under the tax receivable agreement. BellRing Brands, LLC’s ability to make such distributions may be subject to various limitations and restrictions.

Upon consummation of this offering, BellRing Brands, Inc. will be a holding company, will have no material assets other than BellRing Brands, Inc.’s ownership of BellRing Brands, LLC Units and will have no independent means of generating revenue or cash flow. BellRing Brands, LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will generally not, with the exception of certain of its subsidiaries, be subject to any entity-level U.S. federal income tax. Recently enacted legislation that is effective for taxable years beginning after December 31, 2017 may impute liability for adjustments to a partnership’s tax return on the partnership itself in certain circumstances, absent an election to the contrary. BellRing Brands, LLC may elect out of the application of these rules (but certain of its subsidiaries will likely not), but there can be no assurance that it will be eligible to do so in each tax year or that such election will be made. BellRing Brands, LLC (or its subsidiaries that are partnerships) may be subject to material liabilities pursuant to this legislation and related guidance if, for example, its calculations of taxable income are incorrect. Its members may be required to reimburse BellRing Brands, LLC for taxes, interest, and penalties resulting from an audit. Instead, taxable income will be allocated to holders of BellRing Brands, LLC Units, including BellRing Brands, Inc. As a result, BellRing Brands, Inc. will incur U.S. federal, state and local income taxes on its allocable share of any net taxable income of BellRing Brands, LLC. Under the terms of the BellRing Brands, LLC amended and restated limited liability company agreement, BellRing Brands, LLC will be obligated to make tax distributions pro rata to holders of the BellRing Brands, LLC Units, including, in the case of BellRing Brands, Inc., in an amount sufficient to allow BellRing Brands, Inc. to pay its tax obligations in respect of taxable income allocated to it from BellRing Brands, LLC and to make any payments required under the tax receivable agreement. In addition to tax expenses, and expenses under the tax receivable agreement, which could be significant, BellRing Brands, Inc. also will incur expenses related to its operations. See “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Tax Receivable Agreement.” We expect that BellRing Brands, LLC will make distributions pro rata to holders of the BellRing Brands, LLC Units in an amount sufficient to allow BellRing Brands, Inc. to pay its operating expenses. In addition, the amended and restated limited liability company agreement will provide that BellRing Brands, LLC will reimburse BellRing Brands, Inc. for any reasonable out-of-pocket expenses incurred on behalf of the Company, including all fees, costs and expenses of BellRing Brands, Inc. associated with being a public company and maintaining its corporate existence. However, BellRing Brands, LLC’s ability to make such distributions or reimbursement payments may be subject to various limitations and restrictions including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which BellRing Brands, LLC is then a party, including any debt agreements, or any applicable law, or that would have the effect of rendering BellRing Brands, LLC insolvent. If BellRing Brands, LLC does not distribute sufficient funds for BellRing Brands, Inc. to pay its taxes or other liabilities, BellRing Brands, Inc. may have to borrow funds, which could adversely affect its liquidity and subject it to various restrictions imposed by any such lenders. To the extent that BellRing Brands, Inc. is unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid; except that nonpayment for a specified period may constitute a material breach of a material obligation under the tax receivable agreement and therefore accelerate payments due under the tax receivable agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements are sometimes identified from the use of forward-looking words such as “believe,” “should,” “could,” “potential,” “continue,” “expect,” “project,” “estimate,” “predict,” “anticipate,” “aim,” “intend,” “plan,” “forecast,” “target,” “is likely,” “will,” “can,” “may,” “would” or the negative of these terms or similar expressions elsewhere in this prospectus. Our financial condition, results of operations and cash flows may differ materially from those in the forward-looking statements. Such statements are based on management’s current views and assumptions and involve risks and uncertainties that could affect expected results. Those risks and uncertainties include, but are not limited to, the following:

•	our dependence on sales from our RTD protein shakes;

•

our dependence on a limited number of third party contract manufacturers and suppliers for the manufacturing of most of our products, including one manufacturer for the substantial majority of our RTD protein shakes;

•	our operation in a category with strong competition;

•

our reliance on a limited number of third party suppliers to provide certain ingredients and packaging, and higher freight costs, significant volatility in the costs or availability of certain raw materials, commodities or packaging used to manufacture our products and higher energy costs;

•	disruptions in our supply chain, changes in weather conditions and other events beyond our control;

•	consolidation in our distribution channels;

•	our ability to anticipate and respond to changes in consumer and customer preferences and trends and introduce new products;

•	our ability to maintain favorable perceptions of our brands;

•	our ability to expand existing market penetration and enter into new markets;

•	allegations that our products cause injury or illness, product recalls and withdrawals and product liability claims and other litigation;

•

legal and regulatory factors, such as compliance with existing laws and regulations and changes to and new laws and regulations affecting our business, including current and future laws and regulations regarding food safety and advertising;

•

our anticipated high leverage, our ability to obtain additional financing (including both secured and unsecured debt) and our ability to service our anticipated outstanding debt (including covenants that may restrict the operation of our business);

•	our ability to manage our growth and to identify, complete and integrate any acquisitions or other strategic transactions;

•	fluctuations in our business due to changes in our promotional activities and seasonality;

•	risks associated with our international business;

•

risks related to our ongoing relationship with Post, including Post’s control over us and ability to control the direction of our business, conflicts of interest or disputes that may arise between Post and our Company and our obligations under various agreements with Post, including under the tax receivable agreement;

•	the loss of, a significant reduction of purchases by or the bankruptcy of a major customer;

•	the ultimate impact litigation or other regulatory matters may have on us;

•	the accuracy of our market size and related estimates;

•	our ability to attract and retain key employees;

•

economic downturns that limit customer and consumer demand for our products; disruptions in the United States and global capital and credit markets, changes in interest rates and fluctuations in foreign currency exchange rates;

•	our ability to protect our intellectual property and other assets;

•	costs, business disruptions and reputational damage associated with information technology failures, cybersecurity incidents and/or information security breaches;

•

risks associated with our public company status after this offering, including our ability to operate as a separate public company and the additional expenses we expect to incur to create the corporate infrastructure to operate as a public company;

•	changes in estimates in critical accounting judgments;

•	impairment in the carrying value of goodwill or other intangibles;

•	significant differences in our actual operating results from any guidance we may give regarding our performance;

•	our ability to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act; and

•	other risks and uncertainties discussed elsewhere in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our Class A common stock in this offering, after deducting the underwriting discounts and commissions and expenses of this offering, will be approximately $486.8 million ($561.0 million if the underwriters exercise their over-allotment option in full) based on an assumed initial public offering price of $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

BellRing Brands, Inc. will contribute the net proceeds of this offering to BellRing Brands, LLC in exchange for BellRing Brands, LLC Units as described under “Prospectus Summary—Formation Transactions.” BellRing Brands, LLC, in turn, will use the net proceeds of this offering that it receives from BellRing Brands, Inc. to repay a portion of the Post bridge loan and related interest. Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into the debt facilities and use the proceeds of such borrowing under the term loan facility and the revolving credit facility (i) to repay the remaining balance of the Post bridge loan and all interest thereunder, (ii) to pay directly, or reimburse Post for, as applicable, all fees and expenses incurred by us or Post in connection with this offering and the formation transactions (including the debt facilities but excluding the Post bridge loan), (iii) to reimburse Post for the amount of cash on our balance sheet immediately prior to the completion of this offering, and (iv) to the extent there are any remaining proceeds, for general corporate purposes, including, for example, to redeem for cash any BellRing Brands, LLC Units that Post may elect in the future to redeem. Post has advised us that it may determine to redeem a portion of its BellRing Brands, LLC Units in the event the proceeds of this offering together with the proceeds of the borrowings under the debt facilities as described in this prospectus result in net proceeds to BellRing Brands, LLC that exceed the amount of funds required to satisfy the uses described under clauses (i) through (iii) above. See “Description of Certain Indebtedness—Debt Facilities.” The Post bridge loan bears an initial interest rate equal to the Eurodollar Rate (as such term is defined in the bridge facility agreement) plus 450 basis points and thereafter as described under “Description of Certain Indebtedness—Post Bridge Loan” and matures on August 23, 2024. The Post bridge loan will be entered into by Post as part of the formation transactions. Post will retain all of the net proceeds of the Post bridge loan, and BellRing Brands, LLC will become the borrower under the Post bridge loan as part of the formation transactions.

Each $1.00 increase or decrease in the assumed initial public offering price of $17.50 per share would increase or decrease the net proceeds to us from this offering by $28.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and expenses of this offering. Similarly, each increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease the net proceeds to us from this offering by $16.7 million, assuming no change in the assumed initial public offering price of $17.50 per share and after deducting the estimated underwriting discounts and commissions and expenses of this offering.

Affiliates of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Credit Suisse Securities (USA) LLC, each of which is an underwriter in this offering, are lenders under the Post bridge loan. The proceeds received by BellRing Brands, LLC from its sale of BellRing Brands, LLC Units will be used to repay a portion of the Post bridge loan and related interest. Because of the manner in which the proceeds will be used, this offering will be conducted in accordance with Financial Industry Regulatory Authority, Inc., or FINRA, Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of ‘‘due diligence’’ with respect to, this prospectus and the registration statement of which this prospectus forms a part. Barclays Capital Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We will agree to indemnify Barclays Capital Inc. against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Moreover, none of Morgan Stanley & Co. LLC, Citigroup Global Markets

Inc., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Credit Suisse Securities (USA) LLC is permitted to sell Class A common stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

DIVIDEND POLICY

We do not intend to pay cash dividends on our Class A common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and subject to, among other things, our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects, our cash flow and liquidity position and other factors that our Board of Directors may deem relevant.

Our ability to pay dividends depends on our receipt of cash dividends or distributions from our operating subsidiaries, including BellRing Brands, LLC. The laws of our subsidiaries’ jurisdictions of organization or agreements entered into by our subsidiaries, including agreements governing indebtedness, may restrict their ability to pay dividends or make distributions to us and further restrict our ability to pay dividends. Cash distributions from BellRing Brands, LLC may be distributed from time to time at the discretion of the Board of Managers pro rata to its members, currently us and Post, according to the number of BellRing Brands, LLC Units held by each of us, except that the Board of Managers may cause BellRing Brands, LLC to make non-proportionate distributions to BellRing Brands, Inc. in connection with any cash redemption of BellRing Brands, Inc.’s Class A common stock. The amended and restated limited liability company agreement provides, to the extent cash is available, for distributions pro rata to the holders of BellRing Brands, LLC Units such that members receive an amount of cash sufficient to cover the estimated taxes payable by them and to cover obligations of BellRing Brands, Inc. under the tax receivable agreement as described under “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement—Distributions and Allocations.” Future agreements governing our indebtedness may also limit our ability to pay dividends. We expect that the debt facilities that BellRing Brands, LLC expects to enter into after completion of this offering will include restrictions on its ability to make distributions and will thus restrict our ability to pay dividends. See “Description of Certain Indebtedness.”

If dividends are declared, holders of shares of our Class A common stock could be eligible to receive dividends in respect of such shares, however, holders of our Class B common stock would not be entitled to receive any dividends in respect of such shares.

You may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—We do not expect to declare or pay any dividends on our Class A common stock for the foreseeable future.”

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of June 30, 2019:

•	on an actual basis; and

•

on an as adjusted basis after giving effect to: (i) this offering, at an assumed initial public offering price of $17.50 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), (ii) the entry of BellRing Brands, LLC into the debt facilities, the borrowing by BellRing Brands, LLC under the term loan facility and the revolving credit facility and the application of the net proceeds of this offering and the debt facilities to repay in full the Post bridge loan and all interest thereunder and for the other purposes described under “Use of Proceeds” and (iii) the formation transactions, and assuming no exercise of the underwriters’ over-allotment option.

You should read the following table together with “Selected Historical Condensed Combined Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” Post’s Active Nutrition business’s audited combined financial statements and the notes thereto as of September 30, 2018 and 2017 and for the three fiscal years ended September 30, 2018 and Post’s Active Nutrition business’s unaudited condensed combined financial statements and the notes thereto for the nine months ended June 30, 2019 and 2018, each appearing elsewhere in this prospectus.

	As of June 30, 2019 (unaudited)
	Active Nutrition Historical	BellRing Brands, Inc. As adjusted
($ in millions)
Cash and cash equivalents(d)	$3.4	$9.5

Debt, including current and long-term:
Term loan facility(a)	—	700.0
Revolving credit facility(a)	—	73.0

Total principal debt(a)	—	773.0
Less: Debt issuance costs(a)	—	(7.1)
Unamortized discount(a)	—	(14.0)

Total debt(a)	—	751.9
Noncontrolling interest(b)	—	1,705.8
Stockholders’ Equity:
Common stock:
Class A, par value $0.01 per share; actual: No shares authorized, issued and outstanding as of June 30, 2019; as adjusted: 500,000,000 shares authorized, 30,000,000 shares issued and outstanding(b)	—	0.3
Class B, par value $0.01 per share; actual: No shares authorized, issued and outstanding as of June 30, 2019; as adjusted: one share authorized, issued and outstanding(b)	—	—
Preferred stock, par value $0.01 per share; 50,000,000 shares authorized, no shares issued and outstanding actual and as adjusted	—	—
Additional paid-in capital(b)	—	—
Net parent investment(b)	492.8	—
Accumulated other comprehensive loss	(1.8)	(1.8)
Accumulated deficit(b)	—	(1,970.3)

Total Stockholders’ Equity(b)	491.0	(1,971.8)

Total Capitalization	$491.0	$485.9

(a)

Prior to completion of this offering, Post will borrow $1,225.0 million under the Post bridge loan as described under “Prospectus Summary—Debt Financing Arrangements—Post Bridge Loan” and “Description of Certain Indebtedness.” Certain of Post’s domestic subsidiaries (other than BellRing Brands, Inc. but including BellRing Brands, LLC and its domestic subsidiaries) will guarantee the Post bridge loan. On the same day this offering is completed, and as part of the formation transactions, BellRing Brands, LLC will become the borrower under the Post bridge loan and assume all interest of $2.2 million thereunder, and Post and its subsidiary guarantors (which will not include BellRing Brands, LLC or its domestic subsidiaries) will be released from all of their obligations under the Post bridge loan and all interest thereunder. We will not receive any of the proceeds of the Post bridge loan.

Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into debt facilities consisting of a $200.0 million revolving credit facility and an approximately $700.0 million term loan facility, and use the proceeds of the borrowings thereunder to repay the remaining balance of the Post bridge loan and all interest thereunder and for the other purposes described under “Use of Proceeds.” A final determination as to whether to enter into any such debt facilities will be made by the BellRing Brands, LLC Board of Managers after completion of this offering. While we expect that the BellRing Brands, LLC Board of Managers will determine to enter into the debt facilities and borrow funds under the term loan facility and the revolving credit facility, we can provide no assurance that the Board of Managers will make such a determination. We expect that the revolving credit facility also will be available for working capital and for general corporate purposes (including acquisitions) and that a portion of the revolving credit facility will be available for up to approximately $20.0 million in letter of credit issuances. The debt facilities also may include incremental revolving and term loan facilities at our request and at the discretion of the lenders, on terms to be agreed upon with such lenders.

For purposes of the table above, we have assumed:

•

approximately $73.0 million of borrowings under the revolving credit facility will be incurred concurrently with the completion of this offering (based upon the midpoint of the estimated offering price range set forth on the cover page of this prospectus; the amount of such borrowing is expected to be up to $30.0 million if the offering price is at the high end of the price range and up to $100.0 million if the offering price is at the low end of the price range);

•	that the full amount available under the term loan facility will be incurred concurrently with the completion of this offering; and

•

that BellRing Brands, LLC will receive net proceeds from the borrowings of approximately $6.1 million, after deducting fees and expenses (including original issue discount with respect to the term loan facility) of $23.1 million ($2.0 million related to the revolving credit facility and $21.1 million related to the term loan facility), repayment of the remaining portion of the Post bridge loan and related interest and repayment of cash and cash equivalents. See footnote (d) below.

(b)

As part of the formation transactions, BellRing Brands, Inc. will issue to Post (in exchange for the 1,000 shares of common stock initially issued to Post in connection with its incorporation, which shares will be cancelled as part of the exchange) one share of its Class B common stock.

In this offering, BellRing Brands, Inc. expects to issue 30,000,000 shares of its Class A common stock (or 34,500,000 shares if the underwriters exercise their over-allotment option in full).

Post will hold 97,474,179 BellRing Brands, LLC Units, which will represent 76.5% of the economic interest in BellRing Brands, LLC (or 73.9% if the underwriters exercise their over-allotment option in full), and one share of Class B common stock, which, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will represent 67% of the combined voting power of the common stock of BellRing Brands, Inc. Due to Post’s rights to redeem BellRing Brands, LLC Units for (i) shares of BellRing Brands, Inc. Class A common stock on a one-for-one basis or (ii) cash at BellRing Brands, LLC’s option (as determined by the BellRing Brands, LLC Board of

Managers), the noncontrolling interest in BellRing Brands, LLC represented by these BellRing Brands, LLC Units will be classified as temporary equity. The noncontrolling interest balance is determined based on the fair value of Post’s BellRing Brands, LLC Units if they were to be converted to shares of BellRing Brands, Inc. Class A common stock, assuming the shares are offered at $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

(c)

BellRing Brands, Inc. expects to receive net proceeds from this offering of approximately $486.8 million (or approximately $561.0 million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $17.50 per share (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. BellRing Brands, Inc. will use all of the net proceeds from this offering to acquire a number of newly issued BellRing Brands, LLC Units from BellRing Brands, LLC equal to the number of shares of its Class A common stock sold in this offering. BellRing Brands, LLC will use the net proceeds of this offering that it receives from BellRing Brands, Inc. to repay a portion of the Post bridge loan and related interest.

(d)

Following the completion of this offering, BellRing Brands, LLC will receive proceeds from the term loan, the revolving credit facility and the offering and make payments for the Post bridge loan and related interest. In addition, BellRing Brands, LLC will pay to Post an amount equal to the value of all cash and cash equivalents held by BellRing Brands, LLC and its subsidiaries as of immediately prior to the consummation of this offering. See related cash adjustments as follows:

($ in millions)
Net term loan and revolving credit facility (a)	$749.9
Net proceeds from offering (c)	486.8
Payment of Post bridge loan and interest (a)	(1,227.2)
Payment of cash and cash equivalents to Post	(3.4)

Net cash proceeds	$6.1

DILUTION

Because Post will not own any Class A common stock after this offering, we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that Post has all of its BellRing Brands, LLC Units redeemed for newly issued shares of Class A common stock on a one-to-one basis (rather than for cash) and the cancellation for no consideration of all of its share of Class B common stock (which is not entitled to receive distributions or dividends, whether cash or stock, from BellRing Brands, Inc.) in order to more meaningfully present the potential dilutive impact on the investors in this offering. We refer to the assumed redemption of all BellRing Brands, LLC Units for shares of Class A common stock as described in the previous sentence as the “assumed redemption.”

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share of Class A common stock of BellRing Brands, Inc. is determined by dividing our total tangible assets (total assets less goodwill, other intangible assets, net and deferred financing fees) less our total liabilities (excluding debt issuance cost and unamortized discount) by the number of shares of our Class A common stock outstanding. As of June 30, 2019, after giving effect to the formation transactions (including the assumption by BellRing Brands, LLC of the Post bridge loan and related interest) and the assumed redemption, but not this offering, the use of the proceeds of this offering or the expected borrowing under the debt facilities for the purposes described under “Use of Proceeds,” we had a pro forma net tangible book value of $(1,117.4) million, or $(11.46) per share of Class A common stock.

After giving further effect to receipt of the net proceeds from our issuance and the sale of 30,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $17.50 per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and the use of the proceeds of this offering and the expected borrowing under the debt facilities for the purposes described under “Use of Proceeds,” our pro forma as adjusted net tangible book value as of June 30, 2019 would have been approximately $(657.1) million, or approximately $(5.15) per share. This amount represents an immediate increase in pro forma net tangible book value of $6.31 per share to our existing stockholder and an immediate dilution of approximately $22.65 per share to new investors participating in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock.

The following table illustrates the calculation of the amount of dilution per share that a purchaser of shares of our Class A common stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share		$17.50
Pro forma net tangible book value per share as of June 30, 2019, giving effect to the formation transactions (including the assumption by BellRing Brands, LLC of the Post bridge loan) and the assumed redemption, but not this offering or the use of the proceeds of this offering and the expected borrowing under the debt facilities for the purposes described under “Use of Proceeds”(a)	$(11.46)
Increase in pro forma net tangible book value per share attributable to new investors	6.31

Less: Pro forma as adjusted net tangible book value per share of Class A common stock upon completion of this offering and the use of the proceeds of this offering and the expected borrowing under the debt facilities for the purposes described under “Use of Proceeds”(b)		(5.15)

Dilution per share to new Class A common stock investors from this offering		$22.65

The above discussion and table exclude an aggregate of 2,000,000 additional shares of our Class A common stock reserved for future awards pursuant to the 2019 LTIP.

A $1.00 increase or decrease in the assumed initial public offering price of $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase or decrease the as adjusted net tangible book value per share after this offering by $0.22 per share and increase or decrease the dilution to new investors in this offering by $0.78 per share, in each case assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and less underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase from us additional shares of our Class A common stock in full, the as adjusted net tangible book value per share of our common stock would be $(3.98) per share, and the dilution in net tangible book value per share to investors in this offering would be $21.48 per share of Class A common stock.

(a)	Pro forma net tangible book value per share:

($ in millions)
Total Assets	$597.6
Less: Goodwill	(65.9)
Other intangible assets, net	(302.1)

Total tangible assets	229.6
Total Liabilities (excluding current and long-term debt)	119.8
Post bridge loan and interest	1,227.2

Total Liabilities	1,347.0
Pro forma net tangible book value	(1,117.4)
BellRing Brands, LLC Units	97,474,179
Pro forma net tangible book value per share	$(11.46)

(b)	Pro forma adjusted net tangible book value per share:

($ in millions)
Total Pro Forma Assets	$605.7
Less: Goodwill	(65.9)
Other intangible assets, net	(302.1)
Deferred financing fees	(2.0)

Total tangible assets	235.7
Total Liabilities (excluding current and long-term debt)	119.8
Total term loan and revolving credit facility (excluding debt issuance costs and unamortized discount)	773.0

Total Pro Forma Liabilities (excluding debt issuance costs and unamortized discount)	892.8
Pro forma adjusted net tangible book value	(657.1)
Total Class A common stock	127,474,179
Pro forma adjusted net tangible book value per share	$(5.15)

SELECTED HISTORICAL CONDENSED COMBINED FINANCIAL AND OTHER INFORMATION

The following tables set forth certain selected historical condensed combined financial data for Post’s Active Nutrition business as of September 30, 2018 and 2017 and for each of the fiscal years in the three-year period ended September 30, 2018 and as of June 30, 2019 and for the nine months ended June 30, 2019 and 2018. The Active Nutrition business of Post is the predecessor of BellRing Brands Inc. for financial reporting purposes. The selected historical financial data set forth below should be read in conjunction with: (i) the sections entitled “Use of Proceeds,” “Capitalization” and “Unaudited Pro Forma Condensed Consolidated Financial Information,” (ii) Post’s Active Nutrition business’s audited combined financial statements and the notes thereto as of and for the three fiscal years ended September 30, 2018, (iii) Post’s Active Nutrition business’s unaudited condensed combined financial statements and the notes thereto as of and for the nine months ended June 30, 2019 and 2018 and (iv) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is contained elsewhere in this prospectus.

The selected historical condensed combined financial data as of September 30, 2018 and 2017 and as of each of the fiscal years in the three-year period ended September 30, 2018 have been derived from the audited combined financial statements of Post’s Active Nutrition business. The selected unaudited historical condensed combined financial data as of June 30, 2019 and for the nine months ended June 30, 2019 and 2018 have been derived from Post’s Active Nutrition business’s unaudited condensed combined financial statements, and include, in the opinion of management, all adjustments, consisting of only normal, recurring adjustments, necessary for a fair statement of such information. The financial data presented for the interim periods is not necessarily indicative of the results for the full fiscal year.

The selected historical consolidated financial and other data of BellRing Brands, Inc. has not been presented as BellRing Brands, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Active Nutrition
	Nine Months Ended June 30, (unaudited)		Year Ended September 30,
	2019	2018	2018	2017	2016
($ in millions)
Statements of Operations Data
Net sales	$639.9	$607.6	$827.5	$713.2	$574.7
Cost of goods sold	404.8	403.6	549.8	467.4	395.5

Gross profit	235.1	204.0	277.7	245.8	179.2
Selling, general and administrative expenses	92.0	104.1	135.1	131.0	119.8
Amortization of intangible assets	16.6	17.1	22.8	22.8	22.8
Impairment of goodwill	—	—	—	26.5	—
Other operating expenses, net	—	—	—	(0.1)	4.9

Earnings before income taxes	126.5	82.8	119.8	65.6	31.7
Income tax expense	30.1	13.1	23.7	30.4	11.8

Net earnings	$96.4	$69.7	$96.1	$35.2	$19.9

Statements of Cash Flows Data
Depreciation and amortization	$19.0	$19.4	$25.9	$25.3	$25.0
Cash provided by (used in):
Operating activities	$59.4	$100.5	$141.2	$80.4	$40.8
Investing activities	(1.8)	(2.2)	(5.0)	2.1	(2.6)
Financing activities	(65.0)	(99.5)	(133.0)	(84.0)	(34.8)

Other Financial Data
Adjusted net earnings(1)	$99.4	$66.9	$93.3	$51.7	$29.3
Adjusted EBITDA(1)	151.8	112.5	156.5	118.5	72.0

	Active Nutrition
	June 30, 2019 (unaudited)	September 30,
		2018	2017
Balance Sheet Data
Cash and cash equivalents	$3.4	$10.9	$7.8
Total assets	597.6	560.4	583.2
Other liabilities	1.8	0.8	—
Total parent company equity	491.0	451.7	484.4

(1)	See “Explanation and Reconciliation of Non-GAAP Measures” for a reconciliation of Adjusted net earnings and Adjusted EBITDA to the most directly comparable GAAP measure.

UNAUDITED QUARTERLY FINANCIAL INFORMATION

	Active Nutrition
	Fiscal 2019			Fiscal 2018
($ in millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net sales	$237.6	$216.5	$185.8	$219.9	$216.4	$205.2	$186.0
Cost of goods sold	147.1	137.5	120.2	146.2	140.2	140.8	122.6

Gross profit	90.5	79.0	65.6	73.7	76.2	64.4	63.4
Selling, general and administrative expenses	32.2	32.6	27.2	31.0	31.4	33.8	38.9
Amortization of intangible assets	5.5	5.6	5.5	5.7	5.7	5.7	5.7

Earnings before income taxes	52.8	40.8	32.9	37.0	39.1	24.9	18.8
Income tax expense (benefit)	12.5	9.8	7.8	10.6	10.6	6.8	(4.3)

Net Earnings	$40.3	$31.0	$25.1	$26.4	$28.5	$18.1	$23.1

Net Earnings	$40.3	$31.0	$25.1	$26.4	$28.5	$18.1	$23.1
Income tax expense (benefit)	12.5	9.8	7.8	10.6	10.6	6.8	(4.3)
Depreciation and amortization	6.3	6.3	6.4	6.5	6.5	6.4	6.5
Non-cash stock-based compensation	1.0	0.8	0.5	0.5	0.5	0.5	0.3
Separation costs	1.1	1.7	1.2	—	—	—	—
Provision for legal settlement	—	—	—	—	—	—	9.0

Adjusted EBITDA(1)	$61.2	$49.6	$41.0	$44.0	$46.1	$31.8	$34.6

(1)	See “Explanation and Reconciliation of Non-GAAP Measures” for the definition and explanation of usefulness of Adjusted EBITDA.

EXPLANATION AND RECONCILIATION OF NON-GAAP MEASURES

We use certain non-GAAP measures in this prospectus to supplement the financial measures prepared in accordance with GAAP. These non-GAAP measures include Adjusted net earnings and Adjusted EBITDA. The reconciliation of each of these non-GAAP measures to the most directly comparable GAAP measure for Post’s Active Nutrition business is provided in the table following this section. Post’s Active Nutrition business is the predecessor of BellRing Brands Inc. for financial reporting purposes. Non-GAAP measures are not prepared in accordance with GAAP, as they exclude certain items as described below. These non-GAAP measures may not be comparable to similarly titled measures of other companies. See also “Non-GAAP Financial Measures.”

Adjusted net earnings

We believe Adjusted net earnings is useful to potential investors in evaluating our operating performance because it excludes items that affect the comparability of our financial results and could potentially distort an understanding of the trends in business performance.

Adjusted net earnings is adjusted for the following items:

a.	Impairment of goodwill: We have excluded expenses for impairments of goodwill as such non-cash amounts are inconsistent in amount and frequency, and we believe that these costs do not reflect expected ongoing future operating expenses and do not contribute to a meaningful evaluation of our current operating performance or comparisons of our operating performance to other periods.

b.	Restructuring and plant closure costs: We have excluded certain costs associated with facility closures as the amount and frequency of such adjustments are not consistent. Additionally, we believe that these costs do not reflect expected ongoing future operating expenses and do not contribute to a meaningful evaluation of our current operating performance or comparisons of our operating performance to other periods.

c.	Separation costs: We have excluded certain expenses incurred to effect our separation from Post and to support our transition into a separate stand-alone entity as the amount and frequency of such adjustments are not consistent. Additionally, we believe that these costs do not reflect expected ongoing future operating expenses and do not contribute to a meaningful evaluation of our current operating performance or comparisons of our operating performance to other periods.

d.	Provision for legal settlement: We have excluded losses recorded to recognize the anticipated or actual resolution of certain litigation as we believe such losses do not reflect expected ongoing future operating expense and do not contribute to a meaningful evaluation of our current operating performance or comparisons of our operating performance to other periods.

e.	Assets held for sale: We have excluded adjustments recorded to adjust the carrying value of facilities and other assets classified as held for sale as such adjustments represent non-cash items and the amount and frequency of such adjustments are not consistent. Additionally, we believe that these adjustments do not reflect expected ongoing future operating expenses or income and do not contribute to a meaningful evaluation of our current operating performance or comparisons of our operating performance to other periods.

f.	Income tax: We have included the income tax impact of the non-GAAP adjustments using a rate described in the footnote to the reconciliation tables below, as we believe that our GAAP effective income tax rate as reported is not representative of the income tax expense impact of the adjustments.

g.

U.S. tax reform net benefit: We have excluded the impact of the one-time income tax net benefit recorded in the first fiscal quarter of 2018 which reflected (i) the benefit related to an estimate of the remeasurement of our existing deferred tax assets and liabilities considering both our fiscal 2018 blended U.S. federal corporate income tax rate of 24.5% and a 21% rate for subsequent fiscal years and

(ii) the expense related to an estimate of a transition tax on unrepatriated foreign earnings. We believe that the net benefit as reported is not representative of our current income tax position and exclusion of the benefit allows for more meaningful comparisons of our operating performance to other periods.

Adjusted EBITDA

We believe that Adjusted EBITDA is useful to potential investors in evaluating our operating performance because (i) we believe it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, (ii) it presents a measure of corporate performance exclusive of our capital structure and the method by which the assets were acquired and (iii) it is a financial indicator of a company’s ability to service its debt, as we will be required to comply with certain covenants and limitations that are based on variations of EBITDA in our financing documents. Management anticipates that it will use Adjusted EBITDA to provide forward-looking guidance and to forecast future results.

Adjusted EBITDA reflects adjustments for income tax expense (benefit), depreciation and amortization and the following adjustments discussed above: impairment of goodwill, restructuring and plant closure costs, separation costs, provision for legal settlement and assets held for sale. Additionally, Adjusted EBITDA reflects adjustments for the following item:

h.	Non-cash stock-based compensation: Our compensation strategy has included the use of Post stock-based compensation to attract and retain executives and employees by aligning their long-term compensation interests with Post’s shareholders’ investment interests. We have excluded non-cash stock-based compensation because it can vary significantly based on reasons such as the timing, size and nature of the awards granted and subjective assumptions which are unrelated to operational decisions and performance in any particular period and do not contribute to meaningful comparisons of our operating performance to other periods.

	Active Nutrition
	Nine Months Ended June 30, (unaudited)		Year Ended September 30,
(dollars in millions)	2019	2018	2018	2017	2016
Net Earnings	$96.4	$69.7	$96.1	$35.2	$19.9
Adjustments:
Impairment of goodwill	—	—	—	26.5	—
Restructuring and plant closure costs	—	—	—	0.2	5.0
Separation costs	4.0	—	—	—	—
Provision for legal settlement	—	9.0	9.0	—	5.5
Assets held for sale	—	—	—	(0.2)	4.5

Total Net Adjustments	4.0	9.0	9.0	26.5	15.0
Income tax effect on adjustments(1)	(1.0)	(2.4)	(2.4)	(10.0)	(5.6)
U.S. tax reform net benefit	—	(9.4)	(9.4)	—	—

Adjusted Net Earnings	$99.4	$66.9	$93.3	$51.7	$29.3

Net Earnings	$96.4	$69.7	$96.1	$35.2	$19.9
Income tax expense	30.1	13.1	23.7	30.4	11.8
Depreciation and amortization	19.0	19.4	25.9	25.3	25.0
Impairment of goodwill	—	—	—	26.5	—
Restructuring and plant closure costs	—	—	—	0.2	5.0
Non-cash stock-based compensation	2.3	1.3	1.8	1.1	0.3
Separation costs	4.0	—	—	—	—
Provision for legal settlement	—	9.0	9.0	—	5.5
Assets held for sale	—	—	—	(0.2)	4.5

Adjusted EBITDA	$151.8	$112.5	$156.5	$118.5	$72.0

(1)

For the nine months ended June 30, 2019, income tax effect on adjustments was calculated using a rate of 23.8%, the sum of the Company’s fiscal 2019 U.S. federal corporate income tax rate plus its blended state income tax rate net of federal deductions. For the nine months ended June 30, 2018 and the year ended September 30, 2018, income tax effect on adjustments was calculated using a rate of 27.2%, the sum of the Company’s fiscal 2018 blended U.S. federal corporate income tax rate plus its blended state income tax rate. For the year ended September 30, 2017, income tax effect on adjustments was calculated using a rate of 37.7%, the sum of the Company’s fiscal 2017 U.S. federal corporate income tax rate plus its blended state income tax rate. For the year ended September 30, 2016, income tax effect on adjustments was calculated using a rate of 37.3%, the sum of the Company’s fiscal 2016 U.S. federal corporate income tax rate plus its blended state income tax rate.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated balance sheet and statements of operations have been prepared to reflect (i) the formation transactions described in “Prospectus Summary—Formation Transactions,” including the issuance of one share of our Class B common stock and 97,474,179 BellRing Brands, LLC Units to Post; (ii) the sale of 30,000,000 shares of our Class A common stock in this offering, at an assumed initial public offering price of $17.50 per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and assuming no exercise by the underwriters of their over-allotment option to purchase additional shares of our Class A common stock; and (iii) the entry of BellRing Brands, LLC into the debt facilities, its borrowing under the term loan facility and the revolving credit facility and the application of the net proceeds of this offering and the debt facilities to repay the remaining balance of the Post bridge loan and all interest thereunder and for the other purposes described under “Use of Proceeds.” The unaudited pro forma condensed consolidated balance sheet at June 30, 2019 is presented as if each of these events had occurred at June 30, 2019. The unaudited pro forma condensed consolidated statements of operations for the year ended September 30, 2018 and the nine months ended June 30, 2019 are presented as if each of these events had occurred on October 1, 2017.

The unaudited pro forma condensed consolidated financial statements are based upon Post’s Active Nutrition business’s historical combined financial statements for each period presented. In the opinion of management, all adjustments necessary for a fair statement of the pro forma data have been made. The unaudited pro forma condensed consolidated financial statements are provided for informational purposes only. The unaudited pro forma condensed consolidated balance sheet does not purport to reflect what our financial condition would have been had the formation transactions and the application of the proceeds of this offering and the debt facilities closed on June 30, 2019 or for any future or historical period. The unaudited pro forma condensed consolidated statements of operations are not necessarily indicative of operating results that would have been achieved had the formation transactions and the application of the proceeds of this offering and the debt facilities been completed on October 1, 2017, and do not intend to project our future financial results after the formation transactions and the application of the proceeds of this offering and the debt facilities. The unaudited pro forma condensed consolidated balance sheet and statements of operations are based on certain assumptions, described in the accompanying notes, which management believes are reasonable. Adjustments reflected in the unaudited pro forma condensed consolidated balance sheet give effect to events that are directly attributable to the transactions above and are factually supportable. Adjustments reflected in the unaudited pro forma condensed consolidated statements of operations include those items that are directly attributable to the transactions above, factually supportable and expected to have a continuing impact.

As described under “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Tax Receivable Agreement,” upon the completion of the formation transactions, BellRing Brands, Inc. will enter into the tax receivable agreement with Post and BellRing Brands, LLC. Under the tax receivable agreement, we will be required to make cash payments to Post (or certain of its transferees or other assignees) equal to 85% of the amount of cash savings, if any, in U.S. federal income tax, as well as state and local income tax and franchise tax (using an assumed tax rate on a base equal to the U.S. federal taxable income of BellRing Brands, Inc.), that we realize (or, in some circumstances, we are deemed to realize) as a result of (a) the increase in the tax basis of the assets of BellRing Brands, LLC attributable to (i) the redemption of BellRing Brands, LLC Units by Post (or certain of its transferees or assignees) pursuant to the amended and restated limited liability company agreement, (ii) deemed sales by Post (or certain of its transferees or assignees) of BellRing Brands, LLC Units or assets to BellRing Brands, Inc. or BellRing Brands, LLC, (iii) certain actual or deemed distributions from BellRing Brands, LLC to Post (or certain of its transferees or assignees) and (iv) certain formation transactions, (b) disproportionate allocations of tax benefits to BellRing Brands, Inc. as a result of Section 704(c) of the Code and (c) certain tax benefits (e.g., basis adjustments, deductions, etc.) attributable to payments under the tax receivable agreement. Post has advised us that, except under the circumstances described under “Use of Proceeds,” it has no definitive plans to exit its interests in BellRing Brands, Inc. or BellRing Brands, LLC, and it does not currently expect that any such exit would include the redemption of its BellRing

Brands, LLC Units, as described above, due to unfavorable tax consequences that it could incur as a result, particularly in light of the availability of more tax-efficient exit alternatives—including tax-free “spin-off” or “split-off” transactions (which are not expected to result in adjustments to the tax basis of the assets of BellRing Brands, LLC). Due to the uncertainty in the amount and timing of future redemptions of BellRing Brands, LLC Units by Post (or its transferees or assignees), no increases in tax basis in BellRing Brands, LLC’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma condensed consolidated financial information. However, if Post (and its transferees and assignees) redeemed all of its BellRing Brands, LLC Units, we would recognize a deferred tax asset of approximately $838.7 million and a liability of approximately $712.9 million, assuming (i) all redemptions occurred immediately after this offering; (ii) a price of $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of 25.0%; (iv) we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. For each 5% increase (decrease) in the amount of BellRing Brands, LLC Units redeemed by Post (and its transferees and assignees), our deferred tax asset would increase (decrease) by approximately $41.9 million and the related liability would increase (decrease) by approximately $35.6 million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), our deferred tax asset would increase (decrease) by approximately $31.5 million and the related liability would increase (decrease) by approximately $26.8 million, assuming that the number of BellRing Brands, LLC Units redeemed by Post (and its transferees and assignees) and the corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the redemptions, the price of our shares of Class A common stock at the time of the redemption and the tax rates then in effect.

The tax receivable agreement will provide that, upon a merger, asset sale or other form of business combination or certain other changes of control (which would not include a distribution by Post of its beneficial retained interest in BellRing Brands, LLC by means of a spin-off to its shareholders), or if, at any time, we elect an early termination of the tax receivable agreement or materially breach any of our material obligations under the tax receivable agreement, our (or our successor’s) future obligations under the tax receivable agreement would accelerate and become due and payable based on certain assumptions, including that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the tax receivable agreement, and that, as of the effective date of the acceleration, any BellRing Brands, LLC Units that Post (or its transferees or assignees) has not yet redeemed will be deemed to have been redeemed by Post (and its transferees and assignees) for an amount based on the closing trading price of our Class A common stock at the time of termination. The present value of such tax benefit payments are discounted at a rate equal to the lesser of (i) 6.50% per annum, compounded annually and (ii) LIBOR plus 300 basis points. If we were to elect to terminate the tax receivable agreement immediately after this offering, based on the assumed initial public offering price of $17.50 per share of our Class A common stock (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), we estimate that we would be required to pay approximately $546.6 million in the aggregate under the tax receivable agreement. This amount is an estimate and has been prepared for informational purposes only. The actual amount will differ based on, among other things, the price of our shares of Class A common stock at the time of any such termination and the tax rates then in effect.

Following this offering, we will incur costs associated with being a U.S. publicly traded company. Such costs will include new or increased expenses for such items as insurance, directors’ fees, accounting work, legal advice and compliance with applicable U.S. regulatory and stock exchange requirements, including costs associated with compliance with Sarbanes-Oxley and periodic or current reporting obligations under the Exchange Act. We have not made any pro forma adjustments to reflect such costs because they currently are not objectively determinable.

The unaudited pro forma condensed consolidated financial statements and the notes thereto should be read together with the following:

(a)	The audited combined financial statements and the notes thereto of Post’s Active Nutrition business as of September 30, 2018 and 2017 and for the three fiscal years ended September 30, 2018 included in this prospectus;

(b)	The unaudited condensed combined financial statements and the notes thereto of Post’s Active Nutrition business as of June 30, 2019 and September 30, 2018 and for the nine months ended June 30, 2019 and 2018 included in this prospectus; and

(c)	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

JUNE 30, 2019

($ in millions)

	Active Nutrition Historical	Pro Forma Adjustments(a)		BellRing Brands, Inc. Pro Forma
Current Assets
Cash and cash equivalents	$3.4	$6.1	(b)(c)(d)(g)	$9.5
Receivables, net	94.5	—		94.5
Inventories	113.8	—		113.8
Prepaids and other current assets	6.5	—		6.5

Total Current Assets	218.2	6.1		224.3
Property, net	11.2	—		11.2
Goodwill	65.9	—		65.9
Other intangible assets, net	302.1	—		302.1
Other assets	0.2	2.0	(b)	2.2

Total Assets	$597.6	$8.1		$605.7

Current Liabilities
Current portion of long-term debt	$—	$35.0	(b)	$35.0
Accounts payable	60.5	—		60.5
Other current liabilities	28.4	—		28.4

Total Current Liabilities	88.9	35.0		123.9
Long-term debt	—	716.9	(b)	716.9
Deferred income taxes	15.9	0.7	(e)	16.6
Other liabilities	1.8	12.5	(f)	14.3

Total Liabilities	106.6	765.1		871.7
Commitments and Contingencies
Noncontrolling interest	—	1,705.8	(a)	1,705.8
Stockholders’ Equity
Common stock:
Class A, par value $0.01 per share; actual: No shares authorized, issued and outstanding as of June 30, 2019; as adjusted: 500,000,000 shares authorized, 30,000,000 shares issued and outstanding	—	0.3	(a)(c)	0.3
Class B, par value $0.01 per share; actual: No shares authorized, issued and outstanding as of June 30, 2019; as adjusted: one share authorized, issued and outstanding	—	—	(a)(c)	—
Preferred stock, par value $0.01 per share; 50,000,000 shares authorized, no shares issued and outstanding actual and pro forma	—	—	(a)(c)	—
Additional paid-in capital	—	—	(c)	—
Net parent investment	492.8	(492.8	)(a)	—
Accumulated other comprehensive loss	(1.8)	—		(1.8)
Accumulated deficit	—	(1,970.3	)(b)(c)(d)(f)	(1,970.3)

Total Stockholders’ Equity	491.0	(2,462.8)		(1,971.8)

Total Liabilities and Stockholders’ Equity	$597.6	$8.1		$605.7

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED JUNE 30, 2019

($ in millions, except per share data)

	Active Nutrition Historical	Pro Forma Adjustments(a)		BellRing Brands, Inc. Pro Forma
Net sales	$639.9	$—		$639.9
Cost of goods sold	404.8	—		404.8

Gross Profit	235.1	—		235.1
Selling, general and administrative expenses	92.0	(4.0	)(h)	88.0
Amortization of intangible assets	16.6	—		16.6

Operating Profit	126.5	4.0		130.5
Interest expense	—	43.0	(b)	43.0

Earnings before Income Taxes	126.5	(39.0)		87.5
Income tax expense	30.1	(25.2	)(e)	4.9

Net Earnings	96.4	(13.8)		82.6

Less: Net earnings attributable to noncontrolling interest	—	66.9	(a)	66.9

Net Earnings attributable to BellRing Brands, Inc.	$96.4	$(80.7)		$15.7

Earnings per share:
Basic				$0.52	(c)
Diluted				$0.52	(c)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2018

($ in millions, except per share data)

	Active Nutrition Historical	Pro Forma Adjustments(a)		BellRing Brands, Inc. Pro Forma
Net sales	$827.5	$—		$827.5
Cost of goods sold	549.8	—		549.8

Gross Profit	277.7	—		277.7
Selling, general and administrative expenses	135.1	—	(h)	135.1
Amortization of intangible assets	22.8	—		22.8

Operating Profit	119.8	—		119.8
Interest expense	—	57.3	(b)	57.3

Earnings before Income Taxes	119.8	(57.3)		62.5
Income tax expense	23.7	(21.8	)(e)	1.9

Net Earnings	96.1	(35.5)		60.6

Less: Net earnings attributable to noncontrolling interest	—	47.8	(a)	47.8

Net Earnings attributable to BellRing Brands, Inc.	$96.1	$(83.3)		$12.8

Earnings per share:
Basic				$0.43	(c)
Diluted				$0.43	(c)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

BellRing Brands, Inc. was incorporated in the State of Delaware on March 20, 2019 for the purpose of completing this offering of its Class A common stock. To date, BellRing Brands, Inc. has engaged only in activities in contemplation of this offering. Prior to the completion of this offering, all of our business operations will have been conducted through Post’s Active Nutrition business.

Pro Forma Adjustments

(a) Formation Transactions

On March 25, 2019, BellRing Brands, Inc. issued 1,000 shares of common stock to Post, resulting in BellRing Brands, Inc. becoming a wholly-owned subsidiary of Post. Prior to the completion of this offering, BellRing Brands, Inc. intends to amend and restate its certificate of incorporation and its bylaws to include the terms described under “Description of Capital Stock,” including to provide for two classes of common stock: Class A common stock, par value $0.01 per share, which will represent economic interests and will have one vote per share, and Class B common stock, par value $0.01 per share, which will represent no economic interests and, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will have a number of votes equal to 67% of the combined voting power of the common stock of BellRing Brands, Inc.

In connection with the completion of this offering, BellRing Brands, Inc. and Post intend to complete a series of formation transactions (as described in “Prospectus Summary—Formation Transactions”). As a result of the formation transactions and this offering:

•	The entities currently comprising Post’s Active Nutrition business will become direct or indirect subsidiaries of BellRing Brands, LLC.

•	BellRing Brands, Inc. will be a holding company and its only material assets will be its direct interest in BellRing Brands, LLC and its indirect interests in the subsidiaries of BellRing Brands, LLC.

•	The members of BellRing Brands, LLC will consist of Post and BellRing Brands, Inc.

•

Post will hold 97,474,179 BellRing Brands, LLC Units, which will represent 76.5% of the economic interest in BellRing Brands, LLC (or 73.9% if the underwriters exercise their over-allotment option in full), and one share of Class B common stock, which, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will represent 67% of the combined voting power of the common stock of BellRing Brands, Inc. Due to Post’s rights to redeem BellRing Brands, LLC Units for (i) shares of BellRing Brands, Inc. Class A common stock on a one-for-one basis or (ii) cash at BellRing Brands, LLC’s option (as determined by the BellRing Brands, LLC Board of Managers), the noncontrolling interest in BellRing Brands, LLC represented by these Units will be classified as temporary equity. The noncontrolling interest balance is determined based on the fair value of Post’s BellRing Brands, LLC Units if they were to be converted to shares of BellRing Brands, Inc. Class A common stock assuming the shares are offered at $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

•

The purchasers in this offering (i) will own 30,000,000 shares of Class A common stock (or 34,500,000 shares if the underwriters exercise their non-allotment option in full), which, for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will represent 33% of the combined voting power of the common stock of BellRing Brands, Inc. and 100% of the economic interest in BellRing Brands, Inc., and (ii) through BellRing Brands, Inc.’s ownership of BellRing Brands, LLC Units, indirectly will hold 23.5% of the economic interest in BellRing Brands, LLC (or 26.1% if the underwriters exercise their over-allotment option in full).

•

BellRing Brands, Inc. and BellRing Brands, LLC will at all times maintain, subject to certain exceptions, a one-to-one ratio between the number of shares of Class A common stock issued by BellRing Brands, Inc. and the number of BellRing Brands, LLC Units owned by BellRing Brands, Inc. See “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement.”

•

BellRing Brands, Inc. will hold the voting membership unit of BellRing Brands, LLC (which represents the power to fix the number of, and to appoint and remove, the members of the Board of Managers of, and no economic interest in, BellRing Brands, LLC). BellRing Brands, Inc. will appoint the members of the Board of Managers of BellRing Brands, LLC, and therefore will control BellRing Brands, LLC. The Board of Managers will be responsible for the oversight of BellRing Brands, LLC’s operations and overall performance and strategy, while the management of the day-to-day operations of the business of BellRing Brands, LLC and the execution of business strategy will be the responsibility of the officers and employees of BellRing Brands, LLC and its subsidiaries. Post, in its capacity as a member of BellRing Brands, LLC, will have no power to appoint any members of the Board of Managers or voting rights with respect to BellRing Brands, LLC. For so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, Post will control BellRing Brands, Inc. through its ownership of the Class B common stock of BellRing Brands, Inc.

•

The financial results of BellRing Brands, LLC and its subsidiaries will be consolidated with BellRing Brands, Inc., and 76.5% of the earnings before income taxes will be allocated to the noncontrolling interest to reflect the entitlement of Post to a portion of the consolidated net earnings (loss).

(b) Post Bridge Loan and Senior Unsecured Debt Facilities

Prior to completion of this offering, Post will borrow $1,225.0 million under the Post bridge loan as described under “Prospectus Summary—Debt Financing Arrangements—Post Bridge Loan” and “Description of Certain Indebtedness.” Certain of Post’s domestic subsidiaries (other than BellRing Brands, Inc. but including BellRing Brands, LLC and its domestic subsidiaries) will guarantee the Post bridge loan. On the same day this offering is completed, and as part of the formation transactions, (i) BellRing Brands, LLC will become the borrower under the Post bridge loan and assume all interest of $2.2 million thereunder, and Post and its subsidiary guarantors (which will not include BellRing Brands, LLC or its domestic subsidiaries) will be released from all obligations under the Post bridge loan and all interest thereunder, (ii) the domestic subsidiaries of BellRing Brands, LLC will continue to guarantee the Post bridge loan, and (iii) BellRing Brands, LLC’s obligations under the Post bridge loan will become secured by a first priority security interest in substantially all of the assets of BellRing Brands, LLC and in substantially all of the assets of its subsidiary guarantors. We will not receive any of the proceeds of the Post bridge loan. See “Description of Certain Indebtedness.”

Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into debt facilities consisting of a $200.0 million revolving credit facility and an approximately $700.0 million term loan facility, and use the proceeds of such borrowing to repay the remaining balance of the Post bridge loan and all interest thereunder and for the other purposes described under “Use of Proceeds.” A final determination as to whether to enter into any such debt facilities will be made by the BellRing Brands, LLC Board of Managers after completion of this offering. While we expect that the BellRing Brands, LLC Board of Managers will determine to enter into the debt facilities and borrow funds under the term loan facility and the revolving credit facility, we can provide no assurance that the Board of Managers will make such a determination. We expect that the revolving credit facility also will be available for working capital and for general corporate purposes (including acquisitions) and that a portion of the revolving credit facility will be available for up to approximately $20.0 million in letter of credit issuances. The debt facilities also may include incremental revolving and term loan facilities at our request and at the discretion of the lenders. See “Description of Certain Indebtedness.”

For purposes of the unaudited pro forma condensed consolidated financial statements, we have assumed:

•

approximately $73.0 million of borrowings under the revolving credit facility will be incurred concurrently with the completion of this offering (based upon the midpoint of the estimated offering price range set forth on the cover page of this prospectus; the amount of such borrowing is expected to be up to $30.0 million if the offering price is at the high end of the price range and up to $100.0 million if the offering price is at the low end of the price range) at an assumed interest rate of 6.2%;

•

that the full amount available, $35.0 million of which is considered the current portion of long-term debt, under the term loan facility will be incurred concurrently with the completion of this offering at an assumed interest rate of 6.9%; and

•

that BellRing Brands, LLC will receive net proceeds from the borrowings of approximately $6.1 million, after deducting fees and expenses (including original issue discount with respect to the term loan facility) of $23.1 million ($2.0 million related to the revolving credit facility and $21.1 million related to the term loan facility), repayment of the remaining portion of the Post bridge loan and related interest and repayment of cash and cash equivalents. See footnote (g) below.

The final principal balance of the term loan and the interest rate will be subject to market conditions and may change materially from the assumptions described above. Changes in the assumptions described above would result in changes to the cash and cash equivalents and long-term debt components of the unaudited pro forma condensed consolidated balance sheet and changes to the interest expense component of the unaudited pro forma condensed consolidated statements of operations. Depending upon the nature of the changes, the impact on the pro forma financial information could be material. For example, each 0.125% increase or decrease in the stated interest rates assumed above for the debt facilities would increase or decrease pro forma interest expense by approximately $1.2 million for the fiscal year ended September 30, 2018 and approximately $0.9 million for the nine months ended June 30, 2019 (assuming the principal balance of the debt facilities does not change from that assumed above).

(c) Stock Offering

BellRing Brands, Inc. expects to issue 30,000,000 shares of Class A common stock in this offering (or 34,500,000 shares if the underwriters exercise their over-allotment in full). The unaudited pro forma consolidated basic and diluted earnings per share for the periods presented are based on the combined basic and diluted weighted-average shares outstanding to be issued by BellRing Brands, Inc. in this offering. The calculation includes 30,000,000 shares of Class A common stock assumed to be sold in this offering. On the same day this offering is completed, but prior to the completion of this offering, BellRing Brands, Inc. will issue to Post (in exchange for the 1,000 shares of common stock initially issued to Post in connection with its incorporation, which shares will be cancelled as part of the exchange) one share of Class B common stock, which share of Class B common stock cannot be transferred by Post except to its affiliates (other than us). The share of BellRing Brands, Inc. Class B common stock does not share in its earnings and is therefore not included in the weighted average shares outstanding or net earnings available per common share.

(d) Use of Proceeds

BellRing Brands, Inc. expects to receive net proceeds from this offering of approximately $486.8 million (or approximately $561.0 million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

BellRing Brands, Inc. will use all of the net proceeds from this offering to acquire a number of newly issued BellRing Brands, LLC Units from BellRing Brands, LLC equal to the number of shares of Class A common stock sold in this offering. BellRing Brands, LLC will use the net proceeds of this offering that it receives from BellRing Brands, Inc. to repay a portion of the Post bridge loan and related interest.

(e) Tax Effect of Pro Forma Adjustments

Following the formation transactions, BellRing Brands, Inc. will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes, with respect to its allocable share of any net taxable income of BellRing Brands, LLC and its domestic subsidiaries. As a result, this reflects the tax effects of the proforma adjustments at an assumed blended statutory tax rate of 27.2% for the fiscal year ended September 30, 2018 and 23.8% for the nine months ended June 30, 2019 along with adjustments to reflect BellRing Brands, Inc.’s 23.5% of net taxable income.

(f) Tax Receivable Agreement

Upon the completion of the formation transactions, BellRing Brands, Inc. will enter into the tax receivable agreement with Post and BellRing Brands, LLC described under “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Tax Receivable Agreement.” BellRing Brands, Inc. may incur obligations under the tax receivable agreement subsequent to the completion of the formation transactions, as well as in connection with certain tax benefits BellRing Brands, Inc. may realize in connection with the formation transactions. The unaudited pro forma condensed consolidated financial statements include adjustments to reflect the expected amounts due to Post under the tax receivable agreement from disproportionate allocations of tax benefits to BellRing Brands, Inc. under Section 704(c) of the Code resulting from the formation transactions. Due to the uncertainty in the amount and timing of future redemptions of BellRing Brands, LLC Units by Post (or its transferees or assignees), no increases in tax basis in BellRing Brands, LLC’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma condensed consolidated financial information. For an illustration of the amount, based upon certain assumptions, that would be payable by BellRing Brands, Inc. under the tax receivable agreement if all of Post’s (and its transferees’ and assignees’) BellRing Brands, LLC Units were redeemed, see above under “Unaudited Pro Forma Condensed Consolidated Financial Information.”

(g) Cash and cash equivalents

Following the completion of this offering, BellRing Brands, LLC will receive proceeds from the term loan, the revolving credit facility and the offering and make payments for the Post bridge loan and related interest. In addition, BellRing Brands, LLC will pay to Post an amount equal to the value of all cash and cash equivalents held by BellRing Brands, LLC and its subsidiaries as of immediately prior to the consummation of this offering. See related cash adjustments as follows:

($ in millions)
Net term loan and revolving credit facility(b)	$749.9
Net proceeds from offering(d)	486.8
Payment of Post bridge loan and interest(b)	(1,227.2)
Payment of cash and cash equivalents to Post	(3.4)

Net cash proceeds	$6.1

(h) Transaction expenses and Master Services Agreement costs

Represents the removal of non-recurring transaction expenses in Active Nutrition’s historical statement of operations for the nine months ended June 30, 2019, which are directly attributable to BellRing Brands, Inc.’s separation from Post. Additionally, no adjustments have been made related to expected master services agreement fees as the best estimates of those amounts are included in expense allocations that are recorded in Active Nutrition’s historical statements of operations. For additional information on expense allocations, refer to Notes 8 and 10 within “Notes to Condensed Combined Financial Statements” for the nine months ended June 30, 2019 and “Notes to Combined Financial Statements” for the year ended September 30, 2018, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the combined operating results, financial condition, liquidity and capital resources of BellRing Brands, Inc. and its subsidiaries. This discussion should be read in conjunction with the historical combined financial statements and the accompanying notes and other financial information for Post’s Active Nutrition business (“Active Nutrition”), as well as the “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this prospectus. Active Nutrition’s historical combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Post. The combined financial statements reflect the historical results of operations, financial position and cash flows of Active Nutrition and the allocation of certain Post corporate expenses relating to Active Nutrition based on the historical financial statements and accounting records of Post. In the opinion of management, the assumptions underlying the Active Nutrition historical combined financial statements, including the basis on which the expenses have been allocated from Post, are reasonable. However, the allocations may not reflect the expenses that BellRing Brands, Inc. may have incurred as a separate company for the periods presented. For additional information, see “Risk Factors” within this prospectus.

OVERVIEW

BellRing Brands, Inc. was formed as a Delaware corporation in 2019 for the purpose of completing this offering. Upon completion of the formation transactions, BellRing Brands, LLC will become the holder of Posts’s Active Nutrition business, which, effective as of the fiscal quarter ended June 30, 2015, has been comprised of Premier Nutrition, Dymatize and the PowerBar brand, and also includes Active Nutrition International GmbH, which manufactures and sells Active Nutrition products in certain international markets. We are a provider of highly nutritious, great-tasting products including RTD protein shakes, other RTD beverages, powders, nutrition bars and nutritional supplements in the convenient nutrition category. The following discussion contains references to the nine months ended June 30, 2019 and 2018 and the years ended September 30, 2018, 2017 and 2016, which represent the financial results of our predecessor, Active Nutrition, for the same periods.

Industry & Company Trends

The success of companies in the convenient nutrition category is driven by how well such companies can grow, develop and differentiate their brands. We expect the convergence of several factors to support the continued growth of the convenient nutrition category, including:

•	consumers’ increasingly dedicated pursuit of active lifestyles and growing interest in nutrition and wellness;

•	growing awareness of the numerous health benefits of protein, including sustained energy, muscle recovery and satiety; and

•	a rise in snacking and the desire for products that can be consumed on-the-go as nutritious snacks or meal replacements.

Nonetheless, the consumer food and beverage industry faces a number of challenges and uncertainties, including:

•

the highly competitive nature of the industry, which involves competition from a host of nutritional food and beverage companies, including manufacturers of other branded food and beverage products as well as manufacturers of private label products; and

•	changing consumer preferences which require food manufacturers to identify changing preferences and to offer products that appeal to consumers.

In addition to the company trends described above, we also experienced short-term supply constraints for our RTD protein shakes during the nine months ended June 30, 2019. With the rapid consumption growth of our Premier Protein RTD shakes, we have added significant capacity at our contract manufacturing partners in order to keep up with consumer demand. However, due to a combination of better than expected volume growth for our Premier Protein RTD shakes in the second half of fiscal 2018 and delays in planned incremental production capacity by our third party contract manufacturer network, our customer demand exceeded our available capacity and resulted in inventory below acceptable levels at September 30, 2018. To increase inventory and to minimize the overall impact to customers and consumers, we temporarily reduced our available RTD protein shake flavors in the first quarter of fiscal 2019 from seven to its two best-selling flavors, chocolate and vanilla. This decision adversely impacted the year-over-year growth rate for the nine months ended June 30, 2019 compared to growth trends experienced in fiscal 2018 and 2017. During the second quarter of fiscal 2019, all flavors were re-introduced. With these actions as well as planned incremental capacity in the second half of fiscal 2019, we believe we will be able to meet expected customer demand and our inventory levels will be enough to accelerate our growth beyond that experienced since the beginning of fiscal 2019. At June 30, 2019, inventory had returned to normal levels and modest additional increases in inventory levels are expected through the end of fiscal 2019.

Revenue Factors

Our net sales consist of the following:

•	gross sales, which fluctuate as a function of changes in volume, product mix and list price; and

•	costs deducted from gross sales to reach net sales, which consist of cash discounts, returns and other allowances as well as trade spending.

Cost Factors

Costs included in cost of goods sold in the statements of operations include:

•	raw materials, which include milk-based, whey-based and soy-based proteins and protein blends;

•	packaging costs, which include aseptic foil and plastic lined cardboard cartons, aseptic plastic bottles, plastic jars and lids, flexible film, cartons and corrugate;

•

contract manufacturing and manufacturing costs, which include all costs necessary to convert raw materials into finished products. We produce our finished products primarily through engaging third party contract manufacturers in North America and the E.U. We receive finished products from our contract manufacturers, which include all packaging and ingredients used, for an agreed-upon tolling charge for each item produced as well as other minor costs. We also own a manufacturing plant in Voerde, Germany that supplies some of the products for our PowerBar, Premier Protein and Dymatize brands in the E.U. and the U.K.; and

•

freight, which includes costs to transport our products from the manufacturing facilities to distribution centers and to deliver products to our customers. Our freight costs are impacted by fuel costs, as well as carrier availability.

Costs included in selling, general and administrative expenses in the statements of operations include:

•	marketing and distribution, advertising and promotion, research and development and general and administrative costs; and

•

corporate allocations, which include allocations from Post of general and administrative costs, including stock-based compensation expense and costs related to the finance, information technology, legal, human resources, quality, supply chain and purchasing functions.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our sales and earnings before income taxes (“EBIT”) margins because of customer spending patterns and timing of promotional activity. Historically, our first fiscal quarter is seasonally low for all brands driven by a slowdown for our products during the holiday season and for colder weather which impacts outdoor activities. However, sales typically increase throughout the remainder of the fiscal year as a result of promotional activity at key retailers as well as organic growth of the business.

Items Affecting Comparability

During the nine months ended June 30, 2019 and 2018, “Earnings before Income Taxes” in the Condensed Combined Statements of Operations and Comprehensive Income were impacted by the following items:

•	short-term supply constraints for our RTD protein shakes, which resulted in smaller volume increases as compared to prior periods (see “Industry & Company Trends” above for further discussion);

•	separation costs of $4.0 million related to our separation from Post for the nine months ended June 30, 2019;

•

the reclassification of certain payments to customers of $5.3 million from selling expenses to net sales in the nine months ended June 30, 2019, in connection with the adoption of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606);” and

•	a litigation settlement accrual of $9.0 million in the nine months ended June 30, 2018.

During the years ended September 30, 2018, 2017 and 2016, EBIT was impacted by the following items:

•	litigation settlement accruals of $9.0 million and $5.5 million in the years ended September 30, 2018 and 2016, respectively;

•	a goodwill impairment charge of $26.5 million in the year ended September 30, 2017;

•	insurance proceeds of $2.0 million in the year ended September 30, 2017; and

•	restructuring and plant closure costs of $5.0 million and losses on assets held for sale of $4.5 million in the year ended September 30, 2016.

RESULTS OF OPERATIONS

Nine months ended June 30, 2019 and 2018

	Active Nutrition
	Nine Months Ended June 30,
$ in millions; favorable/(unfavorable)	2019	2018	$ Change	% Change
Net sales	$639.9	$607.6	$32.3	5%
Cost of goods sold	404.8	403.6	(1.2)	—%

Gross Profit	235.1	204.0	31.1	15%
Selling, general and administrative expenses	92.0	104.1	12.1	12%
Amortization of intangible assets	16.6	17.1	0.5	3%

Earnings before Income Taxes	126.5	82.8	43.7	53%
Income tax expense	30.1	13.1	(17.0)	(130)%

Net Earnings	$96.4	$69.7	26.7	38%

Gross Profit Margin	37%	34%
EBIT Margin	20%	14%
Effective Tax Rate	24%	16%

Nine months ended June 30, 2019 compared to 2018

Net Sales

Net sales increased $32.3 million, or 5%, during the nine months ended June 30, 2019, as compared to the corresponding period in the prior year, primarily due to higher volume and higher average net selling prices. Sales of Premier Protein products were up $47.2 million, or 10%, with volume up 7%, primarily driven by increases in sales of RTD protein shake products, partially offset by lower sales of nutrition bars. Sales of RTD protein shakes in the nine months ended June 30, 2019 were positively impacted by approximately $15 million of sales associated with the request for early delivery of product made by a large customer to support promotional activity in the third quarter of fiscal 2019, as compared to comparable delivery in the fourth quarter of fiscal 2018. However, increases in RTD protein shake product volumes for the nine months ended June 30, 2019 were below recent growth trends primarily due to short-term supply constraints (for further discussion, see “Industry & Company Trends” above). Sales of Dymatize products were up $2.8 million, or 3%, with volume up 2%, primarily due to distribution gains in the club and mass channels and organic growth in the eCommerce channel, partially offset by declines in the specialty channel. Sales of PowerBar products were down $13.5 million, or 28%, with volume down 31%, driven by distribution losses and strategic sales reductions of low performing products within our North American portfolio. Sales of all other products were down $4.2 million. Current year net sales were impacted by the reclassification of certain payments to customers of $5.3 million from selling expenses to net sales in connection with the adoption of ASU 2014-09 (see below for further discussion).

Earnings before Income Taxes

EBIT increased $43.7 million, or 53%, for the nine months ended June 30, 2019, as compared to the corresponding period in the prior year. EBIT in the nine months ended June 30, 2018 was impacted by a litigation settlement accrual of $9.0 million. Excluding this impact, EBIT increased $34.7 million, or 38%. Gross profit margins improved to 37% in the nine months ended June 30, 2019, from 34% in the prior year period. These increases were driven by higher average net selling prices, as previously discussed, lower net product costs of $16.0 million, as favorable raw materials and freight costs were partially offset by increased manufacturing costs, and reduced advertising and consumer spending of $7.4 million. These positive impacts were partially offset by higher employee-related expenses and increased corporate cost allocations of $5.0 million driven primarily by costs incurred related to our separation from Post.

Income Taxes

The effective income tax rate was 23.8% and 15.8% for the nine months ended June 30, 2019 and 2018, respectively. In accordance with Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes,” income tax expense is recorded for interim periods using the estimated annual effective income tax rate for the full fiscal year adjusted for the impact of discrete items occurring during the interim periods.

The effective income tax rate in the nine months ended June 30, 2018, was impacted by the Tax Act, which was enacted on December 22, 2017. The Tax Act resulted in significant impacts to the accounting for income taxes, with the most significant of these impacts relating to the reduction of the U.S. federal corporate income tax rate, a one-time transition tax on unrepatriated foreign earnings and full expensing of certain qualified depreciable assets placed in service after September 27, 2017 and before January 1, 2023. The Tax Act enacted a new U.S. federal corporate income tax rate of 21% that went into effect for the 2019 tax year and was prorated with the pre-December 22, 2017 U.S. federal corporate income tax rate of 35% for the 2018 tax year. This proration resulted in a blended U.S. federal corporate income tax rate of 24.5% for fiscal 2018. During the nine months ended June, 2018, Active Nutrition (i) remeasured its existing deferred tax assets and liabilities considering both the 2018 fiscal blended rate and the 21% rate for periods beyond fiscal 2018 and recorded a tax benefit of $9.9 million and (ii) calculated the one-time transition tax and recorded tax expense of $0.5 million. Full expensing of certain depreciable assets resulted in temporary differences, which were analyzed throughout fiscal 2018 as assets were placed in service.

Revenue from Contracts with Customers

On October 1, 2018, Active Nutrition adopted ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” which superseded all existing revenue recognition guidance under GAAP. Upon adoption, certain payments to customers were reclassified from “Selling, general and administrative expenses” to “Net Sales” in the Condensed Combined Statement of Operations and Comprehensive Income for the nine months ended June 30, 2019. For additional information regarding ASU 2014-09, refer to Note 3 of “Notes to Condensed Combined Financial Statements” for the nine months ended June 30, 2019 and 2018.

Years Ended September 30, 2018, 2017 and 2016

	Active Nutrition
	Year Ended September 30,				Year Ended September 30,
$ in millions; favorable/(unfavorable)	2018	2017	$ Change	% Change	2017	2016	$ Change	% Change
Net Sales	$827.5	$713.2	$114.3	16%	$713.2	$574.7	$138.5	24%
Cost of goods sold	549.8	467.4	(82.4)	(18)%	467.4	395.5	(71.9)	(18)%

Gross Profit	277.7	245.8	31.9	13%	245.8	179.2	66.6	37%
Selling, general and administrative expenses	135.1	131.0	(4.1)	(3)%	131.0	119.8	(11.2)	(9)%
Amortization of intangible assets	22.8	22.8	—	—%	22.8	22.8	—	—%
Impairment of goodwill	—	26.5	26.5	100%	26.5	—	(26.5)	n/a
Other operating (income) expenses, net	—	(0.1)	(0.1)	(100)%	(0.1)	4.9	5.0	102%

Earnings before Income Taxes	119.8	65.6	54.2	83%	65.6	31.7	33.9	107%
Income tax expense	23.7	30.4	6.7	22%	30.4	11.8	(18.6)	(158)%

Net Earnings	$96.1	$35.2	$60.9	173%	$35.2	$19.9	$15.3	77%

Gross Profit Margin	34%	34%			34%	31%
EBIT Margin	14%	9%			9%	6%
Effective Income Tax Rate	20%	46%			46%	37%

Year ended September 30, 2018 compared to 2017

Net Sales

Net sales increased $114.3 million, or 16%, during the year ended September 30, 2018, as compared to the corresponding period in the prior year. Sales of Premier Protein products were up $135.0 million, or 27%, with volume up 29%, driven by increased consumption and distribution of RTD protein shakes, as well as new product introductions. Sales of Dymatize products were down $2.1 million, or 2%, with volume down 13%, primarily due to weakness in the domestic specialty channel, partially offset by volume gains in the eCommerce channel, new distribution in the club and mass channels and a favorable customer and product mix. Sales of PowerBar products were down $18.9 million, or 24%, with volume down 27%, primarily due to lost distribution in the mass channel, portfolio reductions on low performing product and reduced consumption in North America. These negative impacts were partially offset by new product introductions and favorable foreign exchange rates. Sales of all other products were up $0.3 million.

Earnings before Income Taxes

EBIT increased $54.2 million, or 83%, for the year ended September 30, 2018. EBIT in the year ended September 30, 2018 was impacted by a litigation settlement accrual of $9.0 million and in the year ended

September 30, 2017, by an impairment of goodwill of $26.5 million (see below for further discussion) and insurance proceeds of $2.0 million. Excluding these impacts, EBIT increased $38.7 million, or 43%. This increase was driven by higher Premier Protein product volumes, as previously discussed, and lower advertising and consumer spending of $9.7 million, partially offset by higher raw material costs of $2.3 million, increased freight costs of $8.4 million (excluding volume-driven increases) and increased employee-related expenses to support growth.

Year ended September 30, 2017 compared to 2016

Net Sales

Net sales increased $138.5 million, or 24%, during the year ended September 30, 2017, as compared to the corresponding period in the prior year. Sales of Premier Protein products were up $166.3 million, or 50%, with volume up 53%, driven by increased consumption and distribution of RTD protein shakes, as well as new product introductions, partially offset by targeted price reductions and increased promotional activity. Sales of Dymatize products were down $4.8 million, or 4%, primarily due to weakness in the domestic specialty channel and higher promotional activity, partially offset by an increase in volume of 10%. The increase in volume is primarily the result of distribution gains in the eCommerce channel and international growth. Sales of PowerBar products were down $12.1 million, or 13%, with volume down 27%, primarily due to lost distribution in North America, discontinued products and increased promotional investments. These negative impacts were partially offset by new product introductions and a favorable product mix. Other product sales were down $10.9 million, or 34%, with volume down 32%, primarily due to lower consumption of Supreme Protein and Joint Juice products.

Earnings before Income Taxes

EBIT increased $33.9 million, or 107%, for the year ended September 30, 2017. EBIT in the year ended September 30, 2017 was impacted by an impairment of goodwill of $26.5 million (see below for further discussion) and insurance proceeds of $2.0 million and in the year ended September 30, 2016, by a litigation settlement accrual of $5.5 million, restructuring and plant closure costs of $5.0 million and losses on assets held for sale of $4.5 million. Excluding these impacts, EBIT increased $43.4 million, or 93%. This increase was driven by higher Premier Protein product volumes, as previously described, and favorable input costs of $24.9 million, partially offset by lower net selling prices, $6.4 million higher advertising and consumer spending related to the growth of Premier Protein branded products and increased employee-related expenses resulting from increased headcount to support growth. For additional information on restructuring activities and assets held for sale, refer to Note 4 of “Notes to Combined Financial Statements” for the years ended September 30, 2018, 2017 and 2016.

Impairment of Goodwill

For the year ended September 30, 2017, Active Nutrition recorded a charge of $26.5 million for the impairment of goodwill. The impairment charge related to the Dymatize reporting unit. In fiscal 2017, consistent with the prior year, the specialty channel, from which the Dymatize reporting unit derived the majority of its sales, continued to experience weak sales, which resulted in management lowering its long-term expectations for the Dymatize reporting unit. After conducting step one of the impairment analysis, it was determined that the carrying value of the Dymatize reporting unit exceeded its fair value by $76.6 million, and Active Nutrition recorded an impairment charge for goodwill down to the fair value. At the time of the analysis, the Dymatize reporting unit had $26.5 million of remaining goodwill, and therefore, an impairment charge for the entire goodwill balance of $26.5 million was recorded.

Income Taxes

The effective income tax rate for fiscal 2018 was 19.8% compared to 46.3% for fiscal 2017 and 37.2% for fiscal 2016. A reconciliation of income tax expense with amounts computed at the federal statutory tax rate follows:

	Active Nutrition
	Year Ended September 30,
($ in millions)	2018	2017	2016
Computed tax(a)	$29.4	$23.0	$11.1
Enacted tax law and changes, including the Tax Act(a)	(9.4)	—	—
State income taxes, net of effect on federal tax	3.3	2.2	1.0
Non-deductible goodwill impairment loss	—	6.0	—
Other, net (none in excess of 5% of statutory tax)	0.4	(0.8)	(0.3)

Income tax expense	$23.7	$30.4	$11.8

(a)

Fiscal 2018 federal corporate income tax was computed using a blended U.S. federal corporate income tax rate of 24.5%. The fiscal 2018 federal corporate income tax rate was impacted by the Tax Act, as discussed below. Fiscal 2017 and 2016 federal corporate income tax was computed at the federal statutory tax rate of 35%.

In fiscal 2018, the effective income tax rate was impacted by the Tax Act, which was enacted on December 22, 2017. The SEC issued interpretive guidance regarding the Tax Act, which was codified by ASU 2018-05 in March 2018. The Tax Act resulted in significant impacts to the accounting for income taxes, with the most significant of these impacts relating to the reduction of the U.S. federal corporate income tax rate, a one-time transition tax on unrepatriated foreign earnings and full expensing of certain qualified depreciable assets placed in service after September 27, 2017 and before January 1, 2023. The Tax Act enacted a new U.S. federal corporate income tax rate of 21% that went into effect for the 2019 tax year and is prorated with the pre-December 22, 2017 U.S. federal corporate income tax rate of 35% for the 2018 tax year. This proration resulted in a blended U.S. federal corporate income tax rate of 24.5% for fiscal 2018. Adjustments were made in the following instances: (i) Active Nutrition remeasured its existing deferred tax assets and liabilities considering both the 2018 fiscal blended rate and the 21% rate for future periods and recorded a tax benefit of $9.9 million and (ii) Active Nutrition calculated the one-time transition tax and recorded tax expense of $0.5 million. Full expensing of certain depreciable assets will result in a temporary difference as assets are placed in service.

LIQUIDITY AND CAPITAL RESOURCES

	Active Nutrition
	Nine Months Ended June 30,		Year Ended September 30,
($ in millions)	2019	2018	2018	2017	2016
Cash provided by (used in):
Operating activities	59.4	100.5	141.2	80.4	40.8
Investing activities	(1.8)	(2.2)	(5.0)	2.1	(2.6)
Financing activities	(65.0)	(99.5)	(133.0)	(84.0)	(34.8)
Effect of exchange rate changes on cash and cash equivalents	(0.1)	(0.1)	(0.1)	0.4	(0.1)

Net (decrease) increase in cash and cash equivalents	$(7.5)	$(1.3)	$3.1	$(1.1)	$3.3

Financial resources for our U.S. operations have historically been provided by Post, which has managed cash and cash equivalents on a centralized basis. Under Post’s centralized cash management system, cash requirements are provided directly by Post and cash generated by us is generally remitted directly to Post. Transaction systems (e.g. payroll and employee benefits) used to record and account for cash disbursements are generally provided by Post. Cash receipts associated with our U.S. business have been transferred to Post on a daily basis and Post has funded our cash disbursements. Financial resources for our international operations have been historically managed by us.

BellRing Brands, Inc. expects to receive net proceeds from this offering of approximately $486.8 million (or approximately $561.0 million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $17.50 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Prior to completion of this offering, Post will borrow $1,225.0 million under the Post bridge loan that Post and certain of its subsidiaries as guarantors (other than BellRing Brands, Inc., but including BellRing Brands, LLC and its domestic subsidiaries) will enter into with various financial institutions. On the same day that this offering is completed, BellRing Brands, LLC will enter into an assignment and assumption agreement with Post and the administrative agent (on behalf of the lenders) under the Post bridge loan pursuant to which (i) BellRing Brands, LLC will become the borrower under the Post bridge loan, and Post and its subsidiary guarantors (which will not include BellRing Brands, LLC or its domestic subsidiaries) will be released from their respective obligations thereunder, (ii) the domestic subsidiaries of BellRing Brands, LLC will continue to guarantee the Post bridge loan and (iii) BellRing Brands, LLC’s obligations under the Post bridge loan will become secured by a first priority security interest in substantially all of the assets of BellRing Brands, LLC and in substantially all of the assets of its subsidiary guarantors. Post will retain the net cash proceeds of the Post bridge loan. BellRing Brands, Inc. will contribute the net proceeds of this offering to BellRing Brands, LLC, which will use such net proceeds to repay a portion of the Post bridge loan and related interest.

Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into the debt facilities consisting of a $200.0 million revolving credit facility and an approximately $700.0 million term loan facility, and use the proceeds of the borrowings thereunder to repay the remaining balance of the Post bridge loan and all interest thereunder and for the other purposes described under “Use of Proceeds.” A final determination as to whether to enter into any such debt facilities will be made by the BellRing Brands, LLC Board of Managers after completion of this offering. While we expect that the Board of Managers will determine to enter into the debt facilities and borrow funds under the term loan facility and the revolving credit facility, we can provide no assurance that the Board of Managers will make such a determination. We anticipate that BellRing Brands, LLC, if its Board of Managers determines to borrow under the debt facilities, will borrow the full amount available under the term loan facility and approximately $73.0 million under the revolving credit facility (based upon the midpoint of the estimated offering price range set forth on the cover page of this prospectus), resulting in net proceeds to BellRing Brands, LLC of approximately $6.1 million, after deducting fees and expenses (including original issue discount with respect to the term loan facility), repayment of the remaining portion of the Post bridge loan and related interest and repayment of cash and cash equivalents to Post.

We expect that the revolving credit facility also will be available for working capital and for general corporate purposes (including acquisitions) and that a portion of the revolving credit facility will be available for up to approximately $20.0 million in letter of credit issuances. The debt facilities also may include incremental revolving and term loan facilities at our request and at the discretion of the lenders, on terms to be agreed upon with such lenders.

We expect that the BellRing Brands, LLC obligations under the debt facilities will be unconditionally guaranteed by its existing and subsequently acquired or organized domestic subsidiaries (other than immaterial subsidiaries) and that the debt facilities will be secured by security interests on substantially all of the assets of BellRing Brands, LLC and the assets of its subsidiary guarantors, subject to limited exceptions. BellRing Brands,

Inc. will not be an obligor or guarantor under the debt facilities, nor will BellRing Brands, Inc. pledge its BellRing Brands, LLC Units as collateral.

As part of the formation transactions and this offering, BellRing Brands, LLC and its subsidiaries and BellRing Brands, Inc. will be designated “unrestricted subsidiaries” under Post’s senior note indentures and secured credit facility (meaning that they will not be guarantors of Post’s senior notes or secured credit facility or subject to the covenants under Post’s senior note indentures or secured credit facility), and any of such entities that are guarantors under Post’s secured credit facility will be released, as guarantors, the liens on their assets also will be released and the liens on any of their shares or other equity interests will be released. Thereafter, none of the assets of any such entities or their equity interests, including equity interests in their subsidiaries, will be pledged to secure Post’s debt, and they will not guarantee any Post debt.

Additionally, BellRing Brands, Inc. intends to enter into a tax receivable agreement with Post and BellRing Brands, LLC that will provide for the payment by BellRing Brands, Inc. or one of its subsidiaries to Post (or certain of its transferees or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal income tax, as well as state and local income tax and franchise tax (using an assumed tax rate on a base equal to the U.S. federal taxable income of BellRing Brands, Inc.) that BellRing Brands, Inc. realizes (or, in some circumstances, BellRing Brands, Inc. is deemed to realize) as a result of (a) the increase in the tax basis of assets of BellRing Brands, LLC attributable to (i) the redemption of Post’s (or certain transferees’ or assignees’) BellRing Brands, LLC Units for shares of BellRing Brands, Inc.’s Class A common stock or cash, (ii) deemed sales by Post (or certain of its transferees or assignees) of BellRing Brands, LLC Units or assets to BellRing Brands, Inc., (iii) certain actual or deemed distributions from BellRing Brands, LLC to Post (or certain transferees or assignees) and (iv) certain formation transactions, (b) disproportionate allocations of tax benefits to BellRing Brands, Inc. as a result of Section 704(c) of the Code and (c) certain tax benefits (e.g., basis adjustments, deductions, etc.) attributable to payments under the tax receivable agreement.

We expect to generate positive cash flows from operations and believe our cash on hand, cash flows from operations and possible future credit facilities will be sufficient to satisfy our future working capital requirements, research and development activities, and other financing requirements for the foreseeable future. Our asset-light business model requires modest capital expenditures, with annual capital expenditures over the last three fiscal years averaging less than 1% of net sales. No significant capital expenditures are planned for fiscal 2019 or fiscal 2020. Our ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures and other business risk factors. If we are unable to generate sufficient cash flows from operations, or otherwise to comply with the terms of our credit facilities, we may be required to seek additional financing alternatives.

Under the amended and restated limited liability company agreement, BellRing Brands, LLC may make distributions to its members from time to time at the discretion of the Board of Managers. Such distributions will be made to the members on a pro rata basis in proportion to the number of BellRing Brands, LLC Units held by each member, except that the Board of Managers may cause BellRing Brands, LLC to make non-proportionate distributions to BellRing Brands, Inc. in connection with any cash redemption of BellRing Brands, Inc.’s Class A common stock. See “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement—Distributions and Allocations.” The amended and restated limited liability company agreement provides, to the extent cash is available, for distributions pro rata to the holders of BellRing Brands, LLC Units such that members receive an amount of cash sufficient to cover the estimated taxes payable by them including, in the case of BellRing Brands, Inc., an amount sufficient to allow BellRing Brands, Inc. to make any payments required under the tax receivable agreement. In addition, the amended and restated limited liability company agreement will provide that BellRing Brands, LLC will reimburse BellRing Brands, Inc. for any reasonable out-of-pocket expenses incurred on behalf of the Company, including all fees, costs and expenses of BellRing Brands, Inc. associated with being a public company and maintaining its corporate existence.

Operating Activities

Nine months ended June 30, 2019 compared to 2018

Cash provided by operating activities for the nine months ended June 30, 2019 decreased by $41.1 million compared to the prior year period. The decrease was driven by unfavorable working capital changes of $85.9 million, partially offset by higher earnings before income taxes. Changes in working capital were primarily driven by the impacts of fluctuations in the timing of sales largely connected with the reintroduction of all Premier Protein RTD shake flavors in the second quarter of fiscal 2019 (for further discussion, see “Industry & Company Trends” above) and fluctuations in the timing of purchases and payments of trade payables. Additionally, working capital was impacted in the fiscal 2019 period by payments of legal settlements and an increase in finished goods inventory for our Premier Protein RTD shakes as compared to unusually low inventory levels at September 30, 2018.

Year ended September 30, 2018 compared to 2017

Cash provided by operating activities for the year ended September 30, 2018 increased by $60.8 million compared to the year ended September 30, 2017. The increase was driven by higher earnings before income taxes as well as $31.3 million of favorable working capital changes during the year ended September 30, 2018, as compared to the prior year period. The change in working capital was driven by a reduction in finished goods inventory, the timing of purchases and payments of trade payables and an increase in accrued legal settlements, partially offset by increased receivables due to higher net sales.

Year ended September 30, 2017 compared to 2016

Cash provided by operating activities for the year ended September 30, 2017 increased by $39.6 million compared to the year ended September 30, 2016. The increase was driven by higher net earnings as well as $5.7 million of favorable working capital changes during the year ended September 30, 2017, as compared to the prior year period. The change in working capital was driven by fluctuations in the timing of sales and collections of trade receivables associated with higher overall net sales, as well as fluctuations in the timing of purchases and payments of trade payables. In addition, net inventory levels were lower as decreases for Dymatize protein powders resulting from the optimization of finished good inventory levels were partially offset by increases in Premier Protein RTD shakes to support the rapid growth of that product.

Investing Activities

Nine months ended June 30, 2019 compared to 2018

Cash used in investing activities for the nine months ended June 30, 2019 decreased by $0.4 million compared to the prior year period, resulting from a decrease in capital expenditures.

Year ended September 30, 2018 compared to 2017

Cash used in investing activities for the year ended September 30, 2018 was $5.0 million compared to cash provided by investing activities of $2.1 million in the year ended September 30, 2017. Cash provided by investing activities in the year ended September 30, 2017 included proceeds of $6.0 million received from the sale of the Dymatize Enterprises manufacturing facility located in Farmers Branch, Texas. Capital expenditures increased $1.1 million in the year ended September 30, 2018, as compared to the prior year period.

Year ended September 30, 2017 compared to 2016

Cash provided by investing activities for the year ended September 30, 2017 was $2.1 million compared to cash used in investing activities of $2.6 million in the year ended September 30, 2016. Cash provided by investing activities in the year ended September 30, 2017 included proceeds of $6.0 million received from the sale of the Dymatize Enterprises manufacturing facility located in Farmers Branch, Texas. Capital expenditures decreased $0.5 million in the year ended September 30, 2017, as compared to the prior year period.

Financing Activities

Nine months ended June 30, 2019 compared to 2018

Cash used in financing activities for the nine months ended June 30, 2019 decreased $34.5 million compared to the prior year period. Financing activities primarily related to cash transfers to and from Post. The components of net transfers included cash deposits from Active Nutrition to Post and cash borrowings received from Post used to fund operations or capital expenditures and allocations of Post’s corporate expenses (see Note 8 of “Notes to Condensed Combined Financial Statements” for the nine months ended June 30, 2019 and 2018).

Year ended September 30, 2018 compared to 2017

Cash used in financing activities for the year ended September 30, 2018 increased $49.0 million compared to the prior year period. Financing activities primarily related to cash transfers to and from Post. The components of net transfers included cash deposits from Active Nutrition to Post and cash borrowings received from Post used to fund operations or capital expenditures and allocations of Post’s corporate expenses (see Note 10 of “Notes to Combined Financial Statements” for the years ended September 30, 2018, 2017 and 2016).

Year ended September 30, 2017 compared to 2016

Cash used in financing activities for the year ended September 30, 2017 increased $49.2 million compared to the prior year period. Financing activities primarily related to cash transfers to and from Post. The components of net transfers included cash deposits from Active Nutrition to Post and cash borrowings received from Post used to fund operations or capital expenditures and allocations of Post’s corporate expenses (see Note 10 of “Notes to Combined Financial Statements” for the years ended September 30, 2018, 2017 and 2016).

Contractual Obligations

In the normal course of business, we enter into contracts and commitments which obligate us to make payments in the future. The table below sets forth our significant future obligations by time period as of September 30, 2018. For consideration of the table below, “Less Than 1 Year” refers to obligations due between October 1, 2018 and September 30, 2019, “1-3 Years” refers to obligations due between October 1, 2019 and September 30, 2021, “3-5 Years” refers to obligations due between October 1, 2021 and September 30, 2023 and “More Than 5 Years” refers to any obligations due after September 30, 2023.

($ in millions)	Total(c)	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Purchase obligations(a)	$369.0	$187.3	$114.3	$66.7	$0.7
Operating lease obligations(b)	17.7	2.6	5.2	4.5	5.4

Total	$386.7	$189.9	$119.5	$71.2	$6.1

(a)

Purchase obligations are legally binding agreements to purchase goods, services or equipment that specify all significant terms, including: fixed or minimum quantities to be purchased and/or penalties imposed for failing to meet contracted minimum purchase quantities; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(b)

Operating lease obligations consist of minimum rental payments under noncancelable operating leases, as shown in Note 11 of “Notes to Combined Financial Statements” for the years ended September 30, 2018, 2017 and 2016.

(c)

We have excluded from the table above $0.5 million for certain provisions of ASC Topic 740, “Income Taxes,” associated with liabilities for uncertain tax positions due to the uncertainty as to the amount and timing of payments, if any. In addition, we have excluded a repatriation tax of $0.5 million due to uncertainty involving the timing of payments.

COMMODITY TRENDS

We are exposed to price fluctuations primarily from purchases of ingredients and packaging materials, transportation costs and energy. Our principal ingredients are milk-based, whey-based and soy-based proteins and protein blends. Our principal packaging materials consist of aseptic foil and plastic lined cardboard cartons, aseptic plastic bottles, plastic jars and lids, flexible film, cartons and corrugate. These costs have been volatile in recent years and future changes in such costs may cause our results of operations and our operating margins to fluctuate significantly. We manage the impact of cost increases, wherever possible, on commercially reasonable terms, by locking in prices on the quantities through purchase commitments required to meet our production requirements. In addition, we attempt to offset the effect of increased costs by raising prices to our customers. However, for competitive reasons, we may not be able to pass along the full effect of increases in raw materials and other input costs as we incur them. In addition, inflationary pressures can have an adverse effect on our business through higher raw material and fuel costs. We believe that inflation has not had a material adverse impact on our operations for the years ended September 30, 2018, 2017 and 2016, but could have a material impact in the future if inflation rates were to significantly exceed our ability to achieve price increases.

CURRENCY

Certain sales and costs of our foreign operations are denominated in the Euro. Consequently, profits from these operations are impacted by fluctuations in the value of this currency relative to the U.S. Dollar.

OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2018, 2017 and 2016, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K that are likely to have a material impact on our financial position or results of operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires the use of judgment, estimates and assumptions. We make these subjective determinations after considering our historical performance, management’s experience, current economic trends and events and information from outside sources. Inherent in this process is the possibility that actual results could differ from these estimates and assumptions for any particular period.

Throughout the periods covered by the financial statements, Active Nutrition’s operations were conducted by and accounted for as part of Post. The Active Nutrition financial statements were derived from Post’s historical accounting records and reflect significant allocations of direct costs and expenses. All of the allocations and estimates in the financial statements are based on assumptions that we believe are reasonable. The financial statements do not necessarily represent our financial position, results of operations and cash flows had our business been operated as a separate independent entity.

Active Nutrition’s significant accounting policies are described in Note 2 of “Notes to Combined Financial Statements” for the years ended September 30, 2018, 2017 and 2016. The critical accounting estimates are those that have a meaningful impact on the reporting of our financial condition and results of operations.

Revenue Recognition–Revenue is recognized when title of goods is transferred to the customer, as specified by the shipping terms. Net sales reflect gross sales, including amounts billed to customers for shipping and handling, less sales discounts and trade allowances. Customer trade allowances are generally computed as a percentage of gross sales. Products are generally sold with no right of return, except in the case of goods which do not meet product specifications or are damaged. Related reserves are maintained based on return history. If additional rights of return are granted, revenue recognition is deferred. Estimated reductions to revenue for customer incentive offerings are based upon customer redemption history.

In conjunction with the adoption of ASU 2014-09 on October 1, 2018, the policy for recognizing revenue was updated. The revised policy effective for fiscal 2019 is as follows:

Revenue is recognized when performance obligations have been satisfied by transferring control of the goods to customers. Control is generally transferred upon delivery of the goods to the customer. At the time of delivery, the customer is invoiced using previously agreed-upon credit terms. Shipping and/or handling costs that occur before the customer obtains control of the goods are deemed fulfillment activities and are accounted for as fulfillment costs. Our contracts with customers generally contain one performance obligation.

Many of our contracts with customers include some form of variable consideration. The most common forms of variable consideration are trade promotions, rebates and discounts. Variable consideration is treated as a reduction of revenue at the time product revenue is recognized. Depending on the nature of the variable consideration, the Company primarily uses the “expected value” method to determine variable consideration. We do not believe that there will be significant changes to its estimates of variable consideration when any uncertainties are resolved with customers. We review and update estimates of variable consideration each period. Uncertainties related to the estimates of variable consideration are resolved in a short time frame and do not require any additional constraint on variable consideration.

Our products are sold with no right of return, except in the case of goods which do not meet product specifications or are damaged. No services beyond this assurance-type warranty are provided to customers. Customer remedies include either a cash refund or an exchange of the product. As a result, the right of return and related refund liability is estimated and recorded as a reduction of revenue based on historical sales return experience.

Long-Lived Assets–We review long-lived assets, including leasehold improvements, property and equipment and amortized intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Estimating future cash flows and calculating the fair value of assets requires significant estimates and assumptions by management.

Goodwill–Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. We conduct a goodwill impairment qualitative assessment during the fourth quarter of each fiscal year following the annual forecasting process, or more frequently if facts and circumstances indicate that goodwill may be impaired. The goodwill impairment qualitative assessment requires us to perform an assessment to determine if it is more likely than not that the fair value of the business is less than its carrying amount. The qualitative assessment considers various factors, including the macroeconomic environment, industry and market specific conditions, financial performance, cost impacts and issues or events specific to the business. If adverse qualitative trends are identified that could negatively impact the fair value of the business, we perform a quantitative goodwill impairment test. In fiscal 2018, 2017 and 2016, Active Nutrition performed a quantitative impairment test for all three of its reporting units.

Under ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which was early adopted on a prospective basis in the fourth quarter of fiscal 2017, the goodwill impairment test requires an entity to compare the fair value of each reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount of goodwill exceeds the reporting unit’s fair value with the loss not exceeding the total amount of goodwill allocated to that reporting unit. The estimated fair values of each reporting unit were determined using a combined income and market approach with a greater weighting on the income approach (75% of the calculation for all reporting units with goodwill). The income approach is based on discounted future cash flows and requires significant assumptions, including estimates regarding future revenue, profitability and capital requirements. The market approach (25% of the calculation for all reporting units with goodwill) is based on a market multiple (revenue and EBITDA, which stands for earnings before interest, income taxes, depreciation and amortization) and requires an estimate of appropriate multiples based on market data. Revenue growth assumptions (along with profitability and cash flow assumptions) were based on historical trends for the reporting units and management’s expectations for future growth. The discount rates were based on a risk adjusted weighted-average cost of capital utilizing industry market data of businesses similar to the reporting units and based upon management judgment.

Prior to the adoption of ASU 2017-04 in fiscal 2017, the impairment test required a two-step quantitative evaluation. Step one of the evaluation involved comparing the current fair value of each reporting unit to its carrying value, including goodwill, consistent with the description above. If the fair value of a reporting unit determined in step one of the evaluation was lower than its carrying value, we proceeded to step two, which compared the carrying value of goodwill to its implied fair value. In estimating the implied fair value of goodwill for a reporting unit, we assigned the fair value of the reporting unit (as determined in the first step) to the assets and liabilities associated with the reporting unit as if the reporting unit had been acquired in a business combination. Any excess of the carrying value of goodwill of the reporting unit over its implied fair value would be recorded as impairment.

Active Nutrition did not record a goodwill impairment charge at September 30, 2018, as all reporting units with goodwill passed the quantitative impairment test.

For the year ended September 30, 2017, Active Nutrition recorded a charge of $26.5 million for the impairment of goodwill. The impairment charge related to the Dymatize reporting unit. In fiscal 2017, consistent with the prior year, the specialty channel, from which the Dymatize reporting unit derived the majority of its sales, continued to experience weak sales, which resulted in management lowering its long-term expectations for the Dymatize reporting unit. After conducting step one of the impairment analysis, it was determined that the carrying value of the Dymatize reporting unit exceeded its fair value by $76.6 million. As the application of ASU 2017-04 does not require step two of the analysis prescribed prior to the adoption of ASU 2017-04, Active Nutrition recorded an impairment charge of goodwill down to fair value. At the time of the analysis, the Dymatize reporting unit had $26.5 million of remaining goodwill, and therefore an impairment charge was recorded for the entire goodwill balance of $26.5 million.

Active Nutrition did not record a goodwill impairment charge at September 30, 2016. With the exception of the Dymatize reporting unit, all reporting units passed the first step of the impairment test. The Dymatize reporting unit failed step one, and accordingly, step two of the analysis was performed. Based on the results of step two, it was determined that the fair value of the goodwill allocated to the Dymatize reporting unit exceeded its carrying value by approximately $36.0 million and was therefore not impaired as of September 30, 2016. At September 30, 2016, the estimated fair values of all other reporting units exceeded their carrying values by more than 100%.

Income Tax–We estimate income tax expense based on taxes in each jurisdiction. We estimate current tax exposures together with temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These temporary differences result in deferred tax assets and liabilities. We believe that sufficient income will be generated in the future to realize the benefit of most of our deferred tax assets. Where there is not sufficient evidence that such income is likely to be generated, we establish a valuation allowance against the related deferred tax assets. We are subject to periodic audits by governmental tax authorities of our income tax returns. These audits generally include questions regarding our tax filing positions, including the amount and timing of deductions and the allocation of income among various tax jurisdictions. We evaluate our exposures associated with our tax filing positions, including state and local taxes, and record reserves for estimated exposures.

U.S. federal, U.S. state and German income tax returns for the tax years ended September 30, 2017, 2016 and 2015 are subject to examination by the tax authorities in each respective jurisdiction.

See Note 6 of “Notes to Combined Financial Statements” for the years ended September 30, 2018, 2017 and 2016 and Note 4 of “Notes to Condensed Combined Financial Statements” for the nine months ended June 30, 2019 and 2018 for more information about estimates affecting income taxes.

RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS

See Note 3 of “Notes to Combined Financial Statements” for the years ended September 30, 2018, 2017 and 2016 and Notes 2 and 3 of “Notes to Condensed Combined Financial Statements” for the nine months ended June 30, 2019 and 2018 for a discussion regarding recently issued and adopted accounting standards.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Commodity Trends,” “Liquidity and Capital Resources” and “Currency” above for discussion of our market risks relating to commodity prices, future debt and foreign currency.

BUSINESS

Our Company: Bringing Good Energy to the World

We are a rapidly growing leader in the global convenient nutrition category, aiming to enhance the lives of our consumers by providing them with highly nutritious, great-tasting products they can enjoy throughout the day. Our primary brands, Premier Protein, Dymatize and PowerBar, target a broad range of consumers and compete in all major product forms, including RTD protein shakes, powders and nutrition bars. Our products are distributed across a diverse network of channels including club, FDM, eCommerce, convenience and specialty. Our vision is to create a healthier world where EVERYONE actively seeks and has access to great-tasting nutrition. Our commitment to consumers is to strive to make highly effective products that deliver best-in-class nutritionals and superior taste. Our Company is guided by the following core values:

•	We Are Builders. We challenge the status quo, constantly striving for better, smarter ways to do things while maintaining our entrepreneurial agility to quickly seize opportunities.

•

We Are Champions of Great-Tasting Nutrition. We believe nutrition sits at the core of a healthy and active lifestyle; however, we know that it is not always easy (or enjoyable) to be healthy. This is why we never compromise on our commitment to strive to make highly effective products that deliver best-in-class nutritionals and superior taste.

•

We Are Better Together. We value each member of our team and know that success is only achievable through our collective efforts. We coach rather than tell and work hard to build people up through encouragement and empowerment.

•	We Ring the Bell. We celebrate the small victories, as well as the big wins. We are a low-ego group—inspiring and appreciating each other, happily sharing credit—all to Ring the Bell.

We believe our largest brand, Premier Protein, is one of the top growth brands in the U.S. convenient nutrition category based on Nielsen data for Total US xAOC including Convenience for the 52 week period ended August 3, 2019 and is positioned to appeal to mainstream consumers focused on healthy nutrition. Our Premier Protein brand holds the #1 share position in the convenient nutrition category and RTD protein shakes as measured by Nielsen household panel data for all outlets for the 52 week period ended July 27, 2019. Net sales of our Premier Protein RTD shakes grew at a CAGR of 42% from fiscal 2016 to fiscal 2018. Our Dymatize brand is a market leader targeting fitness enthusiasts, who value the brand for its science-based product development and athletic performance focus. Our PowerBar brand is one of the most well-known brands in the convenient nutrition category based on a survey powered by Qualtrics performed in June 2019 and targets a range of consumers from committed athletes to active individuals.

Our diverse product portfolio includes:

Three product forms have accounted for the majority of our net sales over the last three fiscal years. In fiscal 2018, RTD protein shakes accounted for 71% of net sales, powders accounted for 14% of net sales and nutrition bars accounted for 11% of net sales. In fiscal 2017, RTD protein shakes accounted for 63% of net sales, powders accounted for 16% of net sales and nutrition bars accounted for 16% of net sales. In fiscal 2016, RTD protein shakes accounted for 51% of net sales, powders accounted for 22% of net sales and nutrition bars accounted for 22% of net sales.

Our net sales by brand and product form are reflected below:

Fiscal 2018 Net Sales by Brand	Fiscal 2018 Net Sales by Product Form(1)

(1) Numbers do not add to 100% due to rounding.

Fiscal 2018 Net Sales By Channel

We have benefited from the consumer trends driving the rapid growth in the convenient nutrition category. Mainstream consumers are increasingly focused on consuming healthier food and beverage alternatives, and specifically on increasing protein in their diets. Consumers also are eating more frequently throughout the day. These category tailwinds support our convenient, protein-enriched food and beverage products that can be consumed on-the-go as nutritious snacks or meal replacements. We believe the convenient nutrition category consists of four key consumer need states as defined by management based on a category study performed by Seurat Group in May 2018: everyday nutrition, adult nutrition, sports nutrition and weight management. We believe most brands in the convenient nutrition category are positioned to appeal primarily to one consumer need state, but we have developed brand equities and product value propositions to appeal to a broad range of need states. Everyday nutrition, the need state where we have our largest presence, is the fastest-growing need state in the category based on Nielsen data for Total US xAOC including Convenience for the 52 week period ended August 8, 2015 and the comparable period in 2019 and spans a range of consumption occasions, including breakfast, snack, meal replacement and treat. In the U.S., management estimates that the everyday nutrition need state accounted for $3.2 billion in sales for the 52 week period ended August 3, 2019 and grew at a 17% CAGR from 2015 to 2019, based on data from Nielsen for Total US xAOC including Convenience. Premier Protein is positioned to satisfy not only the everyday nutrition consumer need state, but also to appeal to the adult nutrition, sports nutrition and weight management need states, while Dymatize and PowerBar are primarily focused on the sports nutrition need state.

Consumers in the U.S. and internationally purchase our products through several channels including club, FDM, eCommerce (such as Amazon), convenience (such as 7-Eleven) and specialty (such as The Vitamin Shoppe). We maintain a strong leadership position in the club channel based on Nielsen household panel data for the 52 week period ended July 27, 2019 and have developed deep, long-standing relationships with customers such as Costco (which is not included in Nielsen tracked channels) and Sam’s Club. Continued expansion in FDM represents an exciting opportunity to leverage existing relationships with key retail partners such as Walmart, Target, Kroger and Walgreens to grow our presence. Expansion in FDM and eCommerce increases consumer exposure to and trial of our products, which we believe will drive repeat purchases and increase our penetration across all channels.

We have organically grown our net sales from $574.7 million in fiscal 2016 to $827.5 million in fiscal 2018, representing a CAGR of 20%. Over the same period, net income grew from $19.9 million in fiscal 2016 to $96.1 million in fiscal 2018, representing a CAGR of 120%, Adjusted net earnings grew from $29.3 million in fiscal 2016 to $93.3 million in fiscal 2018, representing a CAGR of 78% and Adjusted EBITDA grew from $72.0 million in fiscal 2016 to $156.5 million in fiscal 2018, representing a CAGR of 47%. Our attractive financial profile includes high margins, modest capital expenditures and limited working capital requirements, which enables us to generate significant free cash flow. These attributes provide us with the financial flexibility to continue to invest in brand marketing, research and development and people development and to pursue value-enhancing acquisition opportunities as they arise. See “Explanation and Reconciliation of Non-GAAP Measures” for a reconciliation of Adjusted net earnings and Adjusted EBITDA, each a non-GAAP measure, to the most directly comparable GAAP measure.

Our History

We were formed as a Delaware corporation in 2019 for the purpose of completing this offering. Upon completion of the formation transactions, BellRing Brands, LLC will become the holder of Post’s Active Nutrition business, which, effective as of the fiscal quarter ended June 30, 2015, has been comprised of Premier Nutrition, Dymatize Enterprises and the PowerBar brand and also includes Active Nutrition International, which manufactures and sells products of Post’s Active Nutrition business in certain international markets. The Premier Protein, Dymatize and PowerBar brands were pioneers in their respective markets and were key drivers behind the formation and growth of the convenient nutrition category as a whole. Post brought these leading brands together to create a diverse portfolio of high-quality, great-tasting and convenient nutrition products under Post’s Active Nutrition umbrella.

In fiscal 2013, Post acquired Premier Nutrition, which, at the time, was a marketer and distributor of high quality protein shakes and nutrition bars under the Premier Protein brand and nutritional supplements under the Joint Juice brand. Premier Nutrition, Inc. was founded in 1997, and Joint Juice, Inc. was founded in 1999. In 2011, Joint Juice, Inc. acquired the Premier Protein brand and related assets from Premier Nutrition, Inc. via a corporate restructuring, and the resulting entity assumed the name Premier Nutrition Corporation. Premier Nutrition’s products are primarily manufactured under co-manufacturing agreements at various third party facilities located in the U.S. and Europe, with the exception of a portion of Premier Nutrition’s nutrition bars manufactured at our Voerde, Germany facility.

In fiscal 2014, Post acquired Dymatize Enterprises, which, at the time, was a manufacturer and marketer of high-quality protein powders and nutritional supplements under the Dymatize brand and nutrition bars under the Supreme Protein brand. Dymatize Enterprises was founded in 1994 and purchased the Supreme Protein brand in 2012. At the time of the Post acquisition, Dymatize products were manufactured by Dymatize Enterprises at its manufacturing facility in Farmers Branch, Texas and by various co-manufacturers. By the end of fiscal 2015, Dymatize Enterprises transferred all production to third parties under co-manufacturing agreements and ceased in-house production. In fiscal 2017, Dymatize Enterprises sold its manufacturing facility.

In fiscal 2015, Post acquired the PowerBar and Musashi brands, Active Nutrition International (formerly known as PowerBar Europe GmbH) and manufacturing facilities in Boise, Idaho and Voerde, Germany. The

PowerBar brand was founded in 1986. In fiscal 2015, Post sold the Musashi brand. In that same fiscal year, Post also ceased all production at, and thereafter sold, the Boise manufacturing facility. All PowerBar products are currently manufactured under co-manufacturing agreements at various third party facilities located in the U.S. and Europe, with the exception of a portion of the brand’s nutrition bar and gel products, which continue to be manufactured at our Voerde, Germany facility.

Our Industry

We operate in the $32.7 billion global convenient nutrition category based on Euromonitor data for 2018, a rapidly-growing and on-trend category within food and beverage. The U.S. is our primary market and is the largest and most developed market in the world, accounting for $17.1 billion of category sales in 2018 based on Euromonitor data. In the U.S., based on Euromonitor data, the convenient nutrition category grew at a CAGR of 9% from 2014 to 2018.

We believe approximately 38% of the U.S. market is comprised of tracked channels with the remaining 62% in untracked channels (Costco, eCommerce, natural, specialty, vending and foodservice). Bars, RTDs and powders are the three primary product forms in the U.S. According to Nielsen data for Total US xAOC including Convenience for the 52 week period ended August 3, 2019, bars have a 50% dollar share, RTDs have a 39% dollar share and powders have an 11% dollar share. However, management believes the powder share for the total U.S. market (tracked and untracked) is significantly greater than the 11% share in tracked channels.

U.S. Convenient Nutrition Category by Product Form

In Tracked Channels

Source: Nielsen, Total US xAOC including Convenience, 52 week period ended 8/3/2019

We believe the U.S. convenient nutrition category can be broken down into four key consumer need states as defined by management based on a category study performed by Seurat Group in May 2018: everyday nutrition, adult nutrition, sports nutrition and weight management. Using data from Nielsen for Total US xAOC including Convenience for the 52 week period ended August 3, 2019, management estimates that, excluding the private label and other sales from the category (which account for 5% and 3%, respectively, of the sales in the category), everyday nutrition represents a 50% share of the category, adult nutrition represents a 17% share of the category, sports nutrition represents a 16% share of the category and weight management represents a 17% share of the category. We primarily compete in the everyday nutrition and sports nutrition consumer need states, but also appeal to the adult nutrition and weight management consumer need states. Management expects that global consumer need states mirror U.S. need states to varying degrees depending upon market development.

The tracked channels of the U.S. convenient nutrition category are broken down by need states as follows:

Everyday nutrition is the largest, fastest-growing need state in the category based on Nielsen data for Total US xAOC including Convenience for the 52 week period ended August 8, 2015 and the comparable period in 2019 and spans a range of consumption occasions (breakfast, snack, meal replacement and treat). We define everyday nutrition as nutritious products that can be consumed throughout the day as part of a healthy lifestyle. While we believe most brands in the convenient nutrition category are positioned to appeal to consumers primarily in one need state, Premier Protein has developed brand equities and product value propositions to appeal to a broad range of consumer need states. Our Dymatize and PowerBar brands are focused primarily on sports nutrition, which we define as consumers looking to supplement sports endurance and body building needs.

The rapid rise of the convenient nutrition category is fueled by a growing awareness among mainstream consumers of the importance of health and nutrition and the increasing importance of snacking in consumers’ diets. Everyday consumers are focused on incorporating healthier food and beverage alternatives into their diets to support a balanced lifestyle. According to a 2019 Label Insights report, 63% of American consumers said they are trying to eat healthier. A Nielsen 2018 Consumer Insights article shows U.S. consumers have a growing appetite for protein with 55% of U.S. households indicating that protein is now an important attribute to consider when buying food for their households. Nevertheless, research published in 2018 found that roughly 40% of participants still did not meet current daily protein recommendations according to U.S. News & World Report. Furthermore, approximately one in three U.S. adults are obese and more than 100 million Americans have diabetes or are pre-diabetic according to the Center for Disease Control and Prevention, and 90% of Americans eat more sodium than is recommended according to the American Heart Association, Inc. In addition, the IRI 2019 State of the Snack Food Industry report highlights that consumers are increasingly eating more frequently throughout the day and 47% of consumers snack more than three times a day. In fact, according to Mintel’s 2019 report, Snacking Motivations and Attitudes, 95% of U.S. adults snack daily. These statistics reflect the broader trend that mainstream consumers, not just fitness enthusiasts, are increasingly looking for convenient, protein-enriched food and beverage products that can be consumed on-the-go as nutritious snacks or as meal replacements.

“Mainstreaming” convenient nutrition is fueling growth in the category across all forms, with total U.S. household penetration reaching 55% for the 52 week period ended July 27, 2019 (an increase from 52% for the 52 week period ended July 1, 2017) according to Nielsen household panel data for all outlets. Nutritional drinks, including protein shakes, are increasingly being used as convenient and nutritious meal replacements, as illustrated by a 2016 Mintel report revealing that 39% of consumers use nutritional and performance drinks as a substitute for breakfast. In addition, according to the same report, three in five consumers use nutritional and performance drinks as a meal replacement, and 48% of consumers consume them as part of a meal, up from just 20% in 2012. Protein powders are gaining more shelf space in traditional retail channels such as grocery and convenience based on Nielsen data for Total US xAOC including Convenience for the 52 week period ended August 10, 2019. Management believes there is a significant growth opportunity in liquids and powders as household penetration for the 52 week period ended July 27, 2019 according to Nielsen household panel data for all outlets was only 24% for liquids and 11% for powders, compared to 43% for bars.

The U.S. market is the largest and most developed market in the convenient nutrition category. However, we believe the international market remains a sizeable and underdeveloped opportunity where our Company is positioned for success. The $15.6 billion international convenient nutrition category based on Euromonitor data for 2018 consists of developed established markets such as Western Europe, the U.K., Japan and Australia and large emerging markets such as China, India and Brazil.

Our Strengths

We believe the following strengths enabled us to develop a competitive advantage and maintain a leading market position and are critical to our continued success.

Well-Positioned in Growing and On-trend Category Driven by Positive Consumer Trends

We operate in the $32.7 billion global convenient nutrition category according to Euromonitor data for 2018, a rapidly-growing and on-trend category within food and beverage. Based on Euromonitor data, at $17.1 billion for 2018, the U.S. market is the largest and most developed market in the world and grew at a CAGR of 9% between 2014 and 2018, and is expected to grow to $21.2 billion by 2021.

We believe growth in the category is driven by consumers’ increased desire and dedication to pursue active lifestyles and growing interest in high quality nutrition and health and wellness. In addition, consumers have become more aware of the numerous benefits of protein consumption, including sustained energy, muscle recovery and satiety. This awareness is evidenced by a Nielsen 2018 Consumer Insights article showing U.S. consumers have a growing appetite for protein with 55% of U.S. households indicating that protein is now an important attribute to consider when buying food for their households. Nevertheless, research published in 2018 found that roughly 40% of participants still did not meet current daily protein recommendations according to U.S. News & World Report. Furthermore, approximately one in three U.S. adults are obese and more than 100 million Americans have diabetes or are pre-diabetic according to the Center for Disease Control and Prevention, and 90% of Americans eat more sodium than is recommended according to the American Heart Association, Inc. Additionally, as the IRI 2019 State of the Snack Food Industry report highlights, consumers are increasingly eating more frequently throughout the day, with 47% of consumers snacking more than three times a day. In fact, according to Mintel’s 2019 report, Snacking Motivations and Attitudes, 95% of U.S. adults snack daily. These statistics reflect the broader trend that mainstream consumers, not just fitness enthusiasts, are looking for convenient, protein-enriched food and beverage products that can be consumed on-the-go as nutritious snacks or as meal replacements. New consumer consumption and increasing consumption from existing consumers are fueling growth in the category. Household penetration for liquids and powders are at only 24% and 11%, respectively, versus 43% for bars for the 52 week period ended July 27, 2019 according to Nielsen household panel data for all outlets. These statistics, together with a modest household penetration of just 5% for our RTD protein shakes for the 52 week period ended July 27, 2019 according to Nielsen household panel data for all outlets, demonstrate our significant room for further growth.

Our product portfolio is designed to appeal to these consumer preferences for great-tasting, nutritious and convenient products. The majority of our products that we sell are high in protein, meaning that at least 20% of the recommended amount of protein per day (Recommended Daily Value) comes from the product, while maintaining a superior taste profile. We believe this category will continue to be propelled by positive consumer trends and offer attractive growth opportunities for our Company.

Flagship Brand Supported by Other Well-Recognized Brands with Growth Potential

Premier Protein is our flagship brand and is supported by a portfolio of other well-recognized brands with growth potential. Premier Protein is positioned to appeal to mainstream consumers seeking convenient, delicious protein products they can enjoy throughout the day. Our 11 ounce Premier Protein RTD shake epitomizes this brand commitment, providing a great-tasting, on-the-go beverage with 30 grams of protein and only one gram of sugar. The combination of taste, leading nutritionals and portability makes drinking shakes an everyday occurrence for many of our consumers. Our brands have strong loyalty because our products help our consumers achieve their desired results, which vary by consumer but include satiety, sustained energy or muscle recovery. We believe the combination of leading nutritionals, superior taste and highly effective results creates strong bonds between our consumers and our brands which will continue to fuel our growth. Our consumer advocates are the cornerstone of our marketing efforts, and we believe no other brand in the category inspires brand love similar to that of Premier Protein. The brand has achieved category-leading share requirements and repeat purchase frequencies for liquid brands with sales greater than $2.0 million based on Nielsen household panel data for all outlets for the 52 week period ended July 27, 2019. In addition, we believe Premier Protein has some of the highest product velocity rates in the convenient nutrition RTD category in the FDM channel based on Nielsen tracked channels data for the 52 week period ended August 3, 2019. Premier Protein holds the #1 share in the convenient nutrition category and the convenient nutrition RTD category based on Nielsen household panel data for all outlets for the 52 week period ended July 27, 2019.

Dymatize is a high-quality sports nutrition brand that targets fitness enthusiasts, who trust the brand for its science-based product development, athletic performance focus and third party validation that its products are free of banned substances. Dymatize’s award-winning product portfolio spans protein powders, protein bars and nutritional supplements. We believe our ISO100 product is the best-selling hydrolyzed 100% whey protein isolate in the specialty channel and is known for its superior quality and exceptional taste. The brand has a loyal following among consumers who use sports nutrition to support athletic training regimens and has a strong presence in the domestic specialty and eCommerce channels, as well as internationally. Recently, the brand has demonstrated its ability to expand into new channels through its entry into club and mass, which remain large growth opportunities.

PowerBar is one of the most well-known brands in the convenient nutrition category based on a survey powered by Qualtrics performed in June 2019. The brand aims to deliver nutrient dense products to fuel consumers with ambitious, athletic lifestyles. Its product portfolio ranges from great-tasting protein and energy snacks for lifestyle athletes to highly functional and technical energy products for competitive athletes’ in-game usage. PowerBar is positioned as a high-quality brand both in the U.S. and internationally and has a notable presence in Western Europe.

Superior Products with Leading Nutritional Attributes and Taste

Premier Protein delivers products with high protein and superior taste. The brand’s RTD protein shakes are formulated to deliver leading levels of protein while maintaining one of the leanest nutritional profiles (as measured by sugar and calorie content) in the convenient nutrition category. Our RTD protein shakes are gluten- and soy-free, low fat and fortified with 24 vitamins and minerals while maintaining a superior taste profile and certain of our RTD protein shake flavors were awarded the American Masters of Taste Gold Medal for 2015, 2016, 2017, 2018 and 2019. We recently have accelerated our efforts to expand our Premier Protein portfolio to include new flavors, powders and nutrition bars.

Dymatize is built on a foundation of science-based product development and athletic performance focus. Dymatize products are formulated based on the latest scientific research and are rigorously tested in university studies and at elite professional training facilities. The brand’s flagship product, ISO100, is a fast absorbing, easily digestible and easily soluble powder. ISO100 won the “Isolate Protein of the Year” award for 2013 through 2017 as part of the annual Bodybuilding.com Supplement Awards. It also is known for its exceptional taste which, combined with its leading nutritional attributes, has allowed the brand to develop a large and loyal consumer following. As of July 2019, Dymatize has more than one million followers across Facebook and Instagram, growing more than 30% over the last twelve months.

PowerBar products deliver concentrated energy and protein in convenient formats that can be consumed by competitive athletes and fitness enthusiasts to help reach peak performance. The brand’s performance and endurance products, targeted at endurance athletes, delivers carbohydrates in different product forms such as nutrition bars, gels, chews and powders for in-game usage. To adapt to evolving consumer trends, PowerBar has expanded its product portfolio to include a natural vegan protein bar and protein bars fortified with calcium and magnesium.

Proven Track Record Across Channels Based on Strong Customer Relationships

Our products are sold across a variety of channels in the U.S. and internationally. Our largest brand, Premier Protein, originated in the club channel and we have deep, long-standing relationships with our club customers. We have organically grown our sales in the club channel, and we have progressively introduced new flavors and product extensions with great success. Our sales in the club channel grew at a 31% CAGR from fiscal 2016 to fiscal 2018. We also have effectively leveraged our strong customer relationships to cross-sell our brands within different channels. For example, we recently secured national distribution of several Dymatize products with our club, mass and drug customers as well as several regional grocery customers.

We have demonstrated an ability to organically grow in other distribution channels, including expanding our presence in FDM with significant growth across key national retail partners. Our sales in the FDM channel grew at a 38% CAGR from fiscal 2016 to fiscal 2018. Further, we have experienced sizeable organic growth in the eCommerce channel, where our strong brand recognition drives high conversion rates among consumers who view our products online. Our sales in the eCommerce channel grew at a 52% CAGR from fiscal 2016 to fiscal 2018. In convenience and dollar, we recently gained distribution for additional products. Expansion in FDM and eCommerce increases consumer exposure to and trial of our products, which we believe will drive repeat purchases and further our growth across all channels.

Asset-Light Platform

We utilize a largely outsourced manufacturing network consisting of co-manufacturers and third party logistics providers. Partnering with a diversified group of co-manufacturers enables our Company to focus on our core in-house capabilities, including sales and marketing, brand management, customer service and research and development, allowing management to drive profitable growth.

Utilizing our four research and development facilities, we also have built a highly dynamic research and development platform that leverages input from our customers and sales force to enhance our speed-to-market with new products and flavors.

Attractive Organic Growth and Financial Profile

We have an attractive financial profile with a track record of significant organic growth. Net sales have grown organically from $574.7 million in fiscal 2016 to $827.5 million in fiscal 2018, representing a CAGR of 20%. Similarly, net income grew from $19.9 million in fiscal 2016 to $96.1 million in fiscal 2018, representing a CAGR of 120%, Adjusted net earnings grew from $29.3 million in fiscal 2016 to $93.3 million in fiscal 2018, representing a CAGR of 78% and Adjusted EBITDA grew from $72.0 million in fiscal 2016 to $156.5 million in fiscal 2018, representing a CAGR of 47%. See “Explanation and Reconciliation of Non-GAAP Measures” for a reconciliation of Adjusted net earnings and Adjusted EBITDA, each a non-GAAP measure, to the most directly comparable GAAP measure. In addition, our operating margin profile benefits from the quality of our brand portfolio and our lean organization structure. Our asset-light business model requires modest capital expenditures, with annual capital expenditures averaging less than 1% of net sales over the last three years. Our margin profile, along with our capital expenditure-light model and limited working capital requirements, drive consistently high cash flow generation, providing significant financial flexibility to continue to reinvest in our business and pursue value enhancing acquisition opportunities as they arise.

Experienced and Talented Management Team

We have assembled an experienced and talented management team led by our President and Chief Executive Officer, Darcy Horn Davenport, who has over twenty years of experience in the consumer packaged goods industry, including nearly ten years with Premier Nutrition and predecessor companies. Our talented management team has an average of eighteen years of experience in the consumer packaged goods industry. This team has demonstrated its ability to enhance the business through active portfolio management, including focused innovation, marketing, expansion of customer relationships and entering new sales channels. Our management team has presided over significant organic growth in the business and has successfully integrated multiple acquisitions.

The strength of our management team is further enhanced by the significant industry experience of the leadership team at our parent company, Post. In particular, Robert V. Vitale, our Executive Chairman and the President and Chief Executive Officer of Post, brings more than thirty years of financial and consumer packaged goods experience to our team.

Our Growth Strategies

We believe our presence across consumer segments, channels, product forms and geographies is unmatched by any of our competitors. This presence provides us with multiple avenues to drive continued growth in our business at a rate that outpaces the rapidly expanding convenient nutrition category.

In addition, as a publicly traded and separately capitalized company, we will be better positioned to reach our full potential, with greater financial and managerial flexibility to pursue our distinct operational priorities.

Drive Increased Household Penetration and Love for Our Brands

Premier Protein, our largest brand, holds the #1 share position in the convenient nutrition category and RTD protein shakes as measured by Nielsen household panel data for all outlets for the 52 week period ended July 27, 2019. However, household penetration for Premier Protein RTD shakes is 5% (compared to 24% for liquids in the convenient nutrition category) for the 52 week period ended July 27, 2019 according to Nielsen household panel data for all outlets, which we believe provides significant opportunity for further expansion. We believe Premier Protein is well-positioned to increase household penetration given its mainstream relevance and approachable positioning with the everyday consumer; it has demonstrated this ability by contributing to the overall growth of the category. Based on data from Nielsen for Total US xAOC including Convenience for the 52 week period ended January 26, 2019, 53% of the convenient nutrition RTD category’s growth was driven by the Premier Protein brand through new category buyers and incremental consumption by existing buyers. We believe we can continue to increase household penetration and bring in new category buyers by increasing consumer awareness of the role Premier Protein can play in healthy and active lifestyles. We plan to continue investing in comprehensive marketing plans that include national advertising, social media, sampling and grassroots efforts to introduce consumers to the superior taste and nutritional benefits of our products. We will leverage our fans’ enthusiasm for the brand to spread the word about the exceptional taste and benefits of our products. The strategic theme of our marketing for the last several years has been “Showcasing Our Fan Love,” which is centered around letting fans tell others about our differentiated portfolio. We believe this marketing approach increases relevance, credibility and memorability among our consumers, positioning Premier Protein as a leading brand that delivers a differentiated offering of nutritional products. We believe these efforts drive new household participation as well as deeper loyalty and consumer love for the brand.

Historically, Dymatize has been sold predominantly in the specialty channel and PowerBar internationally in the sports specialty channel. As both brands continue to expand in channels, such as eCommerce and FDM, in the U.S. for Dymatize and in Europe for PowerBar, we believe household penetration also will increase through incremental brand exposure. We also plan to deepen consumer love of our Dymatize and PowerBar brands among fitness enthusiasts via our global network of athlete brand ambassadors, along with increased advertising to enhance consumer connection via digital channels and our social media outlets.

Deepen Existing Customer Relationships and Continue To Expand Across Channels

We believe there are significant growth opportunities in our existing club, FDM, eCommerce and convenience channels across our brand portfolio. We have proven our ability to generate leading velocity rates, even in channels where we currently have a small presence. For example, based on Nielsen tracked channels data for the 52 week period ended August 3, 2019, Premier Protein maintains only a 4% share of shelf space within the convenient nutrition RTD category in the FDM channel, but is generating 9% of the sales and, we believe, has some of the highest product velocity rates in the category in the FDM channel. We believe Dymatize, which recently entered into the club and mass channels, also is already experiencing strong initial dollar velocities versus its competitors based on data from Nielsen for Total US xAOC including Convenience for the 13 week period ended July 27, 2019. Given this strong performance, we are excited about the opportunity to introduce additional product forms. We plan to work in partnership with our key customers to introduce incremental product forms and flavor extensions to establish a larger share of shelf and to leverage our relationships to cross-sell all of our brands. We also believe there is a growth opportunity by migrating our products to the center-of-store where there is more foot traffic. We intend to test center-of-store placements in partnerships with our key customers.

eCommerce remains a large opportunity for us across all of our brands. Our net sales have grown 52% annually in this channel from fiscal 2016 to fiscal 2018. We already have established a dedicated team to drive sales and deepen our customer relationships in this channel. In the long term, we also believe the foodservice and dollar channels are attractive markets where our brands are positioned for success.

Rapidly Innovate Across Brands to Meet Evolving Consumer Needs

Innovating to deliver delicious tasting products with quality nutrition is a key growth driver of our brands. We are an insights-driven organization and our innovation pipeline is guided by meeting unmet or underserved consumer needs. We employ a dual path innovation strategy with line extensions combined with category disrupting innovation.

For our line extension strategy, we expanded our 30 gram RTD protein shake business from three flavors in 2015 to seven flavors in 2018. The additional flavors contributed 38% of the net sales increase of Premier Protein RTD shakes since the end of fiscal 2015 and accounted for 25% of fiscal 2018 net sales of our Premier Protein RTD shakes. We expect to introduce two additional flavors in the fall of 2019. We also have improved the taste of our Premier Protein powder and nutrition bar formulations to ensure we continue to delight consumers. We believe our new Premier Protein powder offering has achieved top 10% category velocities in FDM since its launch in December 2017 based on Nielsen tracked channels data for the 52 week period ended

August 3, 2019. Premier Protein nutrition bars have achieved the first, second and third highest velocities for branded sports protein bars according to German Nielsen MarketTrack data for the grocery and drug channels for June 2019 and, we believe, continue to have strong growth in Germany. We also have experienced success with our category disrupting innovation strategy. As a recent example, we believe our clear RTD protein beverages have one of the broadest distribution levels for products of this type based on Nielsen data for Total US xAOC including Convenience for the four week period ended August 10, 2019. We launched this platform across both Premier Protein and Dymatize. The Premier Protein Clear RTD product is now distributed nationwide in Costco and other key retailers. Dymatize continues to be a leader in disruptive product innovation with several leading products for its core enthusiasts, the most recent being All9 Amino, a supplement that provides the nine essential amino acids for optimal muscle protein synthesis.

We maintain a robust three-year insight-driven pipeline that is tailored to a broad range of consumers covering a variety of need states and consumption occasions. We intend to continue to improve and expand our product offerings with new flavors and forms, innovative ingredients and unique packaging options, while maintaining our commitment to delivering the nutrition and taste profiles demanded by our consumers. Our commitment to this objective is demonstrated by our investment in four research and development facilities in Emeryville, California; Dallas, Texas; Boise, Idaho and Voerde, Germany.

Expand Our Presence in International Markets

While the U.S. convenient nutrition market accounts for the largest portion of our business, we are uniquely positioned to take advantage of the rapidly growing international market. Based on Euromonitor data, the international convenient nutrition category is expected to grow from sales of $15.6 billion in 2018 to sales of $21.1 billion in 2021, representing a CAGR of 11%.

We have an established and growing international business for Dymatize and PowerBar in several attractive markets, including Western Europe, South America and the Middle East, and for Premier Protein in Canada. From fiscal 2016 to fiscal 2018, net sales in our international business grew at a CAGR of 9%. In the short-term, we plan to leverage our existing country presence and strong distributor partnerships to rapidly expand Premier Protein and continue distribution momentum for PowerBar and Dymatize. We are seeking to expand our wholesale and direct-to-consumer Dymatize brand business with specific emphasis on growing sales of our ISO100 product. We are focused on leveraging recent marketing investments to accelerate FDM expansion of PowerBar in Western Europe, while continuing to maintain a strong presence in the specialty channel, which drives brand awareness. In addition, we intend to drive the expansion of our Premier Protein brand by offering a wider range of products in the FDM channel and investing behind our existing eCommerce platform.

We have near and longer-term aspirations to grow our brands through further international expansion in the largest opportunity international markets. We believe our brands have significant growth potential in both large emerging markets such as China and India and established markets such as the U.K., Japan and Australia.

Pursue Value-Accretive Acquisitions

Food and beverage is a highly fragmented industry with many opportunities to pursue value-enhancing acquisitions. We intend to pursue acquisition opportunities that would yield synergistic, accretive and profitable long-term growth. We plan to use our platform to consider all attractive acquisition opportunities within the convenient nutrition category, as well as the food and beverage industry more broadly. Our management depth and integration expertise can be leveraged, along with our access to capital and Post’s expertise, to make value-accretive acquisitions. The combination of consolidating selling, general and administrative functions, leveraging our scale and optimizing our supply chain will enable us to drive acquisition synergies in future transactions we may pursue.

Brand Overview

Our portfolio consists of our primary brands, Premier Protein, Dymatize and PowerBar, and two secondary brands, Joint Juice and Supreme Protein. Together our brands cover the major product forms in the convenient nutrition category and appeal to a broad range of consumer need states.

Premier Protein

Premier Protein is a leading mainstream, lifestyle brand, holding the #1 share position in the convenient nutrition category and the convenient nutrition RTD category as measured by Nielsen household panel data for all outlets for the 52 week period ended July 27, 2019.

We believe Premier Protein has a unique appeal to mainstream consumers looking for convenient, nutritious and great-tasting products they can incorporate into their daily routines. The brand is committed to delivering high protein and superior tasting products that consumers can enjoy on-the-go. Premier Protein’s mainstream relevance and approachable positioning allow the brand to capture multiple consumption occasions (breakfast, snack, meal replacement and treat) and appeal to a broad range of consumer need states. As a result, we believe it has been one of the few brands in the category that has successfully expanded across consumer types as well as product forms.

We believe Premier Protein is one of the top growth brands in the U.S. convenient nutrition category based on Nielsen data for Total US xAOC including Convenience the 52 week period ended August 3, 2019. In Nielsen tracked channels, our RTD protein shake sales have organically grown at a 56% CAGR from 2015 to 2019 based on Nielsen data for Total US xAOC including Convenience for the 52 week period ended August 15, 2015 and the comparable period in 2019, considerably outpacing the broader category. Premier Protein’s growth has expanded the broader convenient nutrition category. For example, Premier Protein drove 53% of convenient nutrition RTD category growth according to Nielsen data for Total US xAOC including Convenience for the 52 week period ended January 26, 2019. Premier Protein’s organic growth is fueled by our consumers’ loyalty to and love for the brand and its products, as new users are often introduced by their friends, families or health care providers.

Premier Protein’s product characteristics and category-leading consumer loyalty differentiate the brand from its RTD competitors. Based on Nielsen consumer metrics, we believe the brand’s RTD protein shakes outpace its competition in buy rate, purchase size, repeat rate and share of requirements. In addition, based on sales volumes from the last twelve months ended June 30, 2019, management estimates that Premier Protein sold 17 RTD shakes per second. Despite these metrics, according to Nielsen household panel data for all outlets for the 52 week period ended July 27, 2019, the U.S. household penetration rate for Premier Protein RTD shakes of 5% remains well below the household penetration rate for liquids in the convenient nutrition category of 24%, which we believe underscores the brand’s significant runway for growth.

Key Metric: Nielsen Household Panel, All Outlets, 52 week period ended 7/27/19	Premier Protein RTD Shakes
Buy Rate	$67.2
Purchase Size	$23.2
Repeat Rate	55%
Share of Requirements (Loyalty)	68%
Household Penetration	5%

Premier Protein’s product portfolio consists of RTD protein shakes, refreshing protein beverages, nutrition bars and protein powders. Premier Protein’s flagship 11 ounce RTD protein shakes contain 30 grams of protein with only one gram of sugar and 160 calories. They are gluten-and soy-free, low fat and fortified with 24 vitamins and minerals. Our RTD protein shakes are formulated to deliver great-tasting, leading protein levels while maintaining one of the leanest nutritional profiles in the category (as measured by sugar and calorie content). The product profile appeals to consumers across age ranges in all four need states. Premier Protein

RTD shakes are available in a variety of flavors including chocolate, vanilla, cookies & cream, caramel, bananas & cream, strawberries & cream and peaches & cream. Two additional flavors will be introduced in the fall of 2019.

Premier Protein has accelerated efforts to expand its portfolio of high protein products across new product forms. The brand recently entered into protein powders and refreshing protein beverages and launched a new nutrition bar line in fiscal 2019. Premier Protein’s powder portfolio consists of 100% whey protein products that contain 30 grams of protein and three grams of sugar and are available in vanilla and chocolate flavors. In refreshing protein beverages, Premier Protein launched a delicious Clear 20 gram protein drink with 90 calories and 0 grams of sugar. The Clear protein drink is available in multiple flavors, including tropical punch, raspberry and orange mango. Our Premier Protein Clear beverages are positioned as thirst quenching, functional products that deliver to consumers refreshing protein beverages with no sugar. Refreshing protein beverages is an emerging space in the convenient nutrition category.

Today, Premier Protein’s portfolio includes a nutrition bar offering 30 grams of protein and three grams of fiber with no artificial sweeteners. The nutrition bars are gluten-free, are a good source of calcium and iron and come in a variety of flavors. The nutrition bars deliver high protein, great-tasting portable nutrition. We also expanded the portfolio in fiscal 2019 to deliver a new indulgent 20 gram nutrition bar with superior taste and texture to appeal to more mainstream consumers.

Internationally, Premier Protein can be found in major Canadian retailers and recently has expanded its high protein offerings into Europe with five nutrition bars and two protein powders. Premier Protein nutrition bars have achieved the first, second and third highest velocities for branded sports protein bars according to German Nielsen MarketTrack data for the grocery and drug channels for June 2019 and, we believe, continue to have strong growth in Germany. Premier Protein also is sold in the club channel in Mexico, Japan and Korea.

We believe Premier Protein is still in the early stages of its expansion. We expect Premier Protein to continue to grow and reach new consumers as category growth is further driven by health and wellness macro tailwinds. We also expect the brand to gain additional traction across channels, expanding its share of shelf and increasing exposure points both domestically and abroad. Based on Nielsen data for Total US x AOC including Convenience for the 52 week period ended August 10, 2019, Premier Protein RTD shakes maintain only a 5% share of shelf space within the convenient nutrition RTD category, but generate 16% of the sales. We believe these statistics demonstrate the opportunity for growth. We intend to innovate across the Premier Protein portfolio, bringing new flavors and products to our loyal consumer base.

Dymatize

We believe our Dymatize brand sets the standard for athletic nutrition. It is a market leader targeting fitness enthusiasts, who value the brand for its science-based product development and athletic performance focus. The brand’s portfolio includes an assortment of sports nutrition products, including primarily protein powders as well as protein bars and nutritional supplements (such as pre-workout and amino acids).

The majority of Dymatize’s sales are generated through protein powders. Our protein powder portfolio consists of three primary products: ISO100 made with hydrolyzed 100% Whey Protein Isolate (“WPI”), Elite 100% Whey Protein and Super Mass Gainer. ISO100, the brand’s flagship product, has a global reach with sales in more than 50 countries. We believe it is the #1 selling hydrolyzed 100% WPI powder in the global convenient nutrition category. This product is well-known for its great taste and for delivering product attributes that athletes demand, including microfiltered hydrolized WPI with great absorption that is easily digestible and easily soluble.

In addition to powders, Dymatize offers a suite of products to meet the needs of athletes—including pre-workout and post-workout recovery products. In late fiscal 2018, Dymatize launched a line of value-priced products formulated for the mainstream athlete to be sold in FDM channels. Dymatize is an industry-leading brand, winning a number of Bodybuilding.com Awards, including:

•	Best Isolate Protein of the Year (ISO100) (2013—2017)

•	Best Women’s Product of the Year (ISO100) (2017)

•	Best Gainer of the Year (Super Mass Gainer) (2017)

•	Breakout Product of the Year (PREW.O.) (2018)

PowerBar

PowerBar is one of the most well-known brands in the convenient nutrition category based on a survey powered by Qualtrics performed in June 2019. The brand delivers nutrient dense products to fuel consumers with ambitious, athletic lifestyles. PowerBar is positioned as a high-quality brand internationally and has a notable presence in Western Europe. The brand also has recently expanded into eCommerce as well as the FDM channels to drive incremental scale. According to German Nielsen MarketTrack data for the grocery and drug channels, the PowerBar brand is #2 in the sports nutrition category as measured by unit sales and is the #2 energy bar brand in revenue for July 2018 to June 2019, organically growing at a CAGR of 9% from July 2017 to June 2019.

Due to its high brand awareness and leading sports brand equity, we believe PowerBar has opportunities for further expansion through broadening FDM distribution within Western Europe, gaining incremental distribution in the Middle East, Africa and the Asia Pacific region and leveraging the brand for future innovation.

PowerBar’s product portfolio ranges from great-tasting protein and energy snacks for fitness enthusiasts to highly functional and technical energy products for competitive athletes’ in-game usage. In North America, the PowerBar product portfolio has been optimized to focus on its most successful product offering, the PowerBar Protein Plus 20 gram protein bar that is gluten-free and a good source of fiber. The PowerBar Protein Plus line can be found in food, drug and convenience stores.

PowerBar’s portfolio includes a suite of product offerings including:

•

Performance Energy: Technical bars, gels, powders and supplements made with high quality ingredients that deliver functional energy and are designed for specific usage occasions for committed athletes;

•	Muscle and Shape: High protein bars, powders and RTD protein shakes designed for muscle building and post-sports recovery; and

•	Natural and Indulgence: Bars and drinks that offer more wholesome ingredients and provide balanced protein and energy to broaden appeal to everyday active consumers.

Other Brands

In addition to our primary brands, our portfolio includes the Joint Juice and Supreme Protein brands. Joint Juice is a line of great-tasting joint health liquid supplements for baby boomers with active lifestyles. Supreme Protein is a line of multi-layered, indulgent protein bars targeted towards consumers seeking a nutritious, protein-enriched snack.

Our Customers

We sell our products domestically and in more than fifty countries globally. We believe the strength of our on-trend product portfolio makes us the partner of choice for our customers, who benefit from our strong velocities, consumer insights and proven ability to grow their sales in the convenient nutrition category. In the U.S., which represented 85% of our net sales in fiscal 2018, we utilize a direct sales force in multiple channels, including club, FDM, convenience, specialty and eCommerce. We also sell through a broker network for customers in the convenience, grocery and mass channels, and through distributors for the specialty channel.

In international markets, which represented 15% of our net sales in fiscal 2018, we sell our products through a combination of direct sales to retailers and to third party distributors. We utilize a direct sales force in key markets in the E.U. and the U.K. for multiple channels, including FDM, convenience, specialty and eCommerce. We also sell through distributors in the specialty channel.

Our largest customers, Costco and Walmart and its affiliates (which includes Sam’s Club), accounted for approximately 71% of our net sales in fiscal 2018.

Marketing

Our multi-faceted, consumer-driven marketing strategy has been instrumental in driving sales and building our brands. We maintain a dedicated marketing strategy for each of our primary brands, tailoring initiatives to each brand’s target audience.

Premier Protein. Premier Protein’s marketing strategy is aimed at accelerating the brand’s positioning as a lifestyle brand for mainstream consumers. We target everyday consumers who are looking for a simple, approachable way to lead a healthier lifestyle. Our marketing initiatives for the brand are focused on increasing awareness to drive product trial and adoption as well as expanding household penetration among this group of consumers.

Premier Protein leads the RTD category in consumer loyalty and repeat purchases (among RTD brands with sales greater than $2.0 million) and has enthusiastic fans who grow the brand through word-of-mouth. As part of our marketing strategy, we leverage our fans’ enthusiasm for the brand to spread the word about the exceptional taste and benefits of our products. The strategic theme of our marketing for the last several years has been “Showcasing Our Fan Love,” which is centered around letting fans tell others about our leading nutritional profile and superior taste. We believe this marketing approach increases relevance, credibility and memorability among our core consumers, positioning Premier Protein as a leading brand that we believe delivers a differentiated offering of nutritional products.

We are a digital-first brand and maintain a dedicated internal digital marketing team. In addition to paid digital media, we leverage the following outlets, which we own and operate:

•

Website: Our brand websites serve as the primary source of information on our products, a source of recipes and health inspiration and a launch point to purchase Premier Protein products. From July 2018 to August 2019, www.premierprotein.com had more than 1.4 million visitors according to Google Analytics.

•	Instagram: Instagram is our fastest growing social media channel. We leverage Instagram to connect with our fans and influencers, share product news and offer giveaways.

•

Facebook: Facebook is our highest reach social platform with approximately one million likes as of July 2019, which is the second highest in the category. We also maintain a product rating of 4.6/5 stars, according to over 2,800 reviewers. Facebook is our primary social channel for sharing product news, posting motivational stories to accompany our fans on their fitness journey and answering consumer questions.

•	Email: We maintain an active email program, which we leverage to deliver information on new product launches and promotions.

•

Pinterest: Pinterest is a key social platform that continues to grow in followers. Our fans crave variety and often look for quick, easy recipes on our Pinterest board to help incorporate protein into their diets.

•	Twitter: We leverage Twitter as a customer service tool to answer questions or share product updates with our consumers.

Stemming from our consumer-first approach to marketing, we have designed an influencer marketing program called “Premier Shakers” that leverages micro-influencers, content creators and top-tier influencers to generate further awareness of Premier Protein. Our influencers are highly vetted and selected based on brand fit, content quality, organic product usage and engagement rates. Consistent with the brand’s strategy, we work with real life, approachable fans with whom our consumers can relate. For fiscal 2019, we estimate that our influencers’ social media channels delivered over 4.5 million impressions for the Premier Protein brand.

Dymatize. Dymatize’s marketing strategy is focused on retailer-specific programs, online and specialty print media and social media. Social media is a high-touch medium that resonates with Dymatize’s core fitness-focused consumers. Dymatize maintains a presence across all major social media platforms, which drives an estimated 43 million impressions per month. As of July 2019, Dymatize’s top two social media platforms, Facebook and Instagram, had over one million followers combined and experienced greater than 30% growth in their number of followers relative to the previous year. The brand also utilizes a social media influencer model, “Team Dymatize,” engaging with approximately forty athletes. This team promotes product usage via personal social media channels to drive awareness for the brand among its target demographic. We leverage the following outlets, which we own and operate:

•

Website: Our brand websites serve as a place for consumers to learn about our brand, become inspired by our “Team Dymatize” ambassadors, discover new recipes and get connected with retailers to purchase Dymatize products.

•

Instagram: Our primary social media platform is Instagram where we use a combination of product features, athletes, education, retailer promotions and recipes to attract followers. We also host giveaways to promote our Dymatize brand. As of July 2019, we had more than 200,000 Instagram followers, growing 35% over the prior year.

•

Facebook: We primarily use Facebook to relay content and share retailer promotions. The international platform also allows Dymatize to reach the brand’s global consumers. As of July 2019, we had more than 900,000 Facebook followers, growing 33% over the prior year.

•	Twitter: Our Twitter account attracts consumers looking to follow and learn more about the Dymatize brand.

PowerBar. Similar to Dymatize, PowerBar’s marketing efforts include retailer programs, online and specialty print media and social media as well as traditional sports marketing through events and activations to reach not only its core sports enthusiast consumers but also active lifestyle consumers. The brand’s social media content strategy is supported by seasonal cross-channel marketing and influencer campaigns, delivering approximately 25 million annual impressions. Sponsorships of sports events drive product trial with approximately 65,000 participants and a reach of approximately 1.6 million media impressions. PowerBar’s key initiatives are focused on the European market, showcasing its range of offerings. We leverage the following outlets, which we own and operate:

•

Website: Our brand websites serve as the primary source of information for our products, as a source of athlete and nutrition inspiration and as a point of purchase for all existing PowerBar products. In 2018, www.powerbar.eu had more than 400,000 unique visitors according to Google Analytics.

•

Instagram: For fiscal 2018, Instagram was our highest engagement and fastest-growing social media channel. We leverage Instagram to connect with our fans, athletes and influencers. We also use Instagram to share product news and event stories as well as to conduct raffles and lotteries to drive community engagement.

•	Facebook: Facebook is our primary social media channel for sharing product news, posting motivational stories to engage with our fans and answering consumer queries.

•	Email: In 2018, PowerBar initiated a newsletter program to deliver information on new product launches and promotions.

As described above, we use digital marketing, including our brand websites and social media sites, to communicate news about our brands directly to consumers who access our websites and social media sites and to address questions, comments or concerns about our products. Also, social media monitoring allows us to better understand industry and competitive trends. Although we do not view metrics such as brand website visits or social media followers as precise measures of the performance of products or promotions or the impact of news about our products, the metrics are useful to our management team in assessing how products, promotions or product news resonate with our fan base. These metrics contain certain limitations, as discussed under “Industry and Market Data.”

Innovation

Product innovation and renovation are critical components of our business. We have a proven track record of launching successful new products and innovating across our portfolio both domestically and abroad. We employ digital tools such as artificial intelligence and social listening to rapidly identify consumer insights and trending topics. These tools allow for the analysis of large volumes of data spread over various consumer digital platforms. We leverage the information obtained from these digital tools along with other extensive research to understand consumer trends and work in partnership with our customers to remain at the forefront of innovation.

We continue to improve and expand our product offerings with new flavors, innovative ingredients and unique packaging options, while maintaining our commitment to delivering the nutrition and taste profiles demanded by our consumers. Currently, our Premier Protein RTD shakes are available in seven flavors, up from three flavors at the end of fiscal 2015. Sales from the additional flavors accounted for 38% of the increase in net sales of our Premier Protein RTD shakes since the end of fiscal 2015 and 25% of net sales of our Premier Protein RTD shakes in fiscal 2018. Our commitment to this objective is demonstrated by our dedicated innovation team of over thirty people that includes scientists, consumer insights professionals, innovation managers and project managers. We also recently invested in a new product development lab based in Emeryville, California. This facility will allow our in-house research team to enhance the development of new products internally and bring them to market quickly through our contract manufacturing network without compromising our high standards of taste, quality, safety and nutritional content. This new facility complements our other research and development centers in Dallas, Texas; Boise, Idaho and Voerde, Germany.

We supplement our internal expertise with internationally recognized design firms, leading product development companies, third party flavor houses and innovation consultants.

Supply Chain

We primarily engage contract manufacturers and third party logistics firms to manufacture and distribute our products. Our largely outsourced model enhances production flexibility and capacity and enables us to focus on our core in-house capabilities, including sales and marketing, brand management, customer service and research and development, allowing management to drive profitable growth. We own a manufacturing operation in Voerde, Germany that supplies nutrition bars and gels primarily for the E.U. and the U.K.

Sourcing. Raw materials used in our business consist of ingredients and packaging materials purchased from local, regional and international suppliers. Our principal ingredients include milk-based, whey-based and soy-based proteins and protein blends. Our primary packaging materials include aseptic foil and plastic lined cardboard cartons, aseptic plastic bottles, plastic jars and lids, flexible film, cartons and corrugate. We purchase our ingredients in accordance with rigorous standards to assure food quality and safety. These ingredients are generally available in adequate quantities from multiple suppliers. We actively manage the cost and quality of key ingredients by visiting with major suppliers to negotiate contract commitments and assure quality processes and standards during production.

Manufacturing. We primarily engage third party contract manufacturers in North America and the E.U. to produce our finished goods. We receive products from our contract manufacturers, which include all packaging and ingredients used, for an agreed-upon tolling charge for each item produced as well other minor costs. We also own a nutrition bar and gel-filling line plant in Voerde, Germany that supplies some of the products for our PowerBar, Premier Protein and Dymatize brands.

Our largest contract manufacturer, Stremick’s Heritage Foods, LLC (“Stremick’s”), from three separate and geographically diverse manufacturing locations, provided approximately 84% of our Premier Protein RTD shake supply for the last twelve months ended June 30, 2019. Stremick’s and its affiliates have been the primary contract manufacturer for Premier Nutrition since 2010, and Stremick’s and Premier Nutrition currently operate under a manufacturing agreement dated July 1, 2017, as subsequently amended. Stremick’s manufactures and packages Premier Protein RTD shakes. Under the terms of the manufacturing agreement, Premier Nutrition is required to purchase a minimum annual order volume of RTD protein shakes and has the right (but not the obligation) to order quantities in excess of a monthly minimum amount (which is the minimum annual order volume divided by 12), provided Stremick’s has the capacity and the ability to produce such additional quantities. We have consistently exceeded our monthly minimum order amount under the manufacturing agreement. In addition, under the terms of the manufacturing agreement, Stremick’s has committed to produce an annual minimum volume of RTD protein shakes. The manufacturing agreement also contains detailed provisions regarding the product specifications and quality standards for the products to be manufactured and packaged by Stremick’s, the tolling charges for each item produced (and certain other costs) to be paid by Premier Nutrition (and related payment terms), shipping and storage obligations, the rights of a party in the event the other party does not comply with its obligations under the manufacturing agreement and other customary contractual terms and conditions. The manufacturing agreement expires on December 31, 2022. This description is qualified by reference in its entirety to the full text of the manufacturing agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

We regularly monitor the capacity and performance of our contract manufacturing partners and qualify new suppliers as needed. In order to secure supply of most of our RTD protein shakes, our relationships with these third parties are subject to minimum volume commitments, whereby these third party contract manufacturers have committed to produce, and we have committed to purchase, a minimum quantity of product. Given the growth profile of our primary products, we continuously plan for incremental capacity and review additional strategic alternatives to support our business.

RTD protein shake production is complex and requires significant technical expertise. We regularly evaluate our contract manufacturing arrangements to ensure the cost-effective manufacturing of our products. We select our manufacturing partners based on expertise, quality, cost and location. Our quality assurance team frequently monitors manufacturing partners to ensure our partners meet our rigorous processing and quality standards, detailed in our Quality Expectations Manual, including requirements for third party certification of Good Manufacturing Practices. Our owned production plant in Voerde, Germany is additionally certified to one of the international Food Safety Standards (ISO/FSSC 22.000, IFS or BRC), and OHSAS 18001 (Health and Safety).

All testing results are reviewed by internal personnel prior to releasing products from third party manufacturing facilities. Critical data also is tracked with the plants to assure that adequate controls are in place and product is consistently produced to specifications. All domestic sites maintain Global Food Safety Initiative certifications or equivalents thereof, and the food safety plans for each site are reviewed annually. Ingredients and packaging used by the brands go through a robust review and approval process. Consumer complaints are also carefully monitored and analyzed to provide feedback to the plants on performance.

Distribution. In North America, our products typically are shipped directly from our contract manufacturing partners to a network of third party warehouses. Products are distributed from third party warehouses to customer distribution centers or retail stores or are exported to international customers. Occasionally, we ship products directly from our contract manufacturers to our customers’ distribution centers.

We maintain two third party warehouse locations in Germany, both of which receive products from our production facility located in Voerde, Germany or directly from our contract manufacturers. Our branded products are distributed from the main third party warehouses to customer distribution centers or retail stores or are exported to international customers.

Competition

We compete with other brands in the convenient nutrition category and with many nutritional food and beverage players. We have numerous competitors of varying sizes, including manufacturers of other branded food and beverage products, as well as manufacturers of private label products. Competition in our industry is based on product quality, taste, functional benefits, convenience, brand loyalty and positioning, product variety, product packaging, shelf space, price, promotional efforts and ingredients. We expect the industry to remain competitive in the future and believe that we are well-positioned to compete effectively with respect to each of these factors.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our sales and EBIT margins because of consumer spending patterns and timing of promotional activity. Historically, our first quarter of the fiscal year is seasonally low for net sales for all brands driven by a slowdown for our products during the holiday season and for colder weather which impacts outdoor activities. However, sales typically increase throughout the remainder of the fiscal year as a result of promotional activity at key retailers as well as organic growth of the business.

Properties

Post will provide us space for our principal executive offices in St. Louis, Missouri pursuant to the master services agreement. Our other administrative offices, as well as the warehousing, distribution and research and development facilities of our principal operations, are described below. While our products are primarily manufactured by third party manufacturers, we also own one manufacturing facility. For additional information regarding our third party manufacturing network, see “Supply Chain.”

We lease research and development facilities and administrative offices in Emeryville, California and Dallas, Texas. We lease an additional research and development facility in Boise, Idaho. We also lease administrative offices in Munich, Germany; Worb, Switzerland and Manchester, England. We lease warehouse space in Tagelswangen, Switzerland, a distribution center with warehouse space in Kleve, Germany and, through a third party logistics firm, warehouse space in Farmers Branch, Texas. We also manufacture protein and energy bars and gels and conduct research and development through an owned facility in Voerde, Germany.

Working Capital

A description of our working capital practices is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Capital Expenditures

During fiscal 2018, our aggregate capital expenditures were $5.0 million. We have modest capital expenditures due to the asset-light nature of our business model.

Insurance

We maintain general liability and product liability, property, worker’s compensation, business interruption, director and officer and other insurance in amounts and on terms that we believe are customary for companies similarly situated. In addition, we maintain excess insurance where we reasonably believe it is cost effective.

Trademarks and Intellectual Property

We own a number of trademarks that are critical to the success of our business. Our key trademarks include Premier Protein®, Dymatize®, PowerBar®, ISO.100®, Joint Juice® and Supreme Protein®. Our owned trademarks are, in most cases, protected through registration in the U.S. or Germany, as well as in many other countries where the related brands or products are sold. We also own, or have applications pending, for several patents in the U.S. and other countries. While our patent portfolio as a whole is material to our business, no one patent or group of related patents is material to our business. In addition, we have copyrights, proprietary trade secrets, technology, know-how processes and other intellectual property rights that are not registered.

We rely on a combination of trademark law, copyright law, trade secrets, non-disclosure and confidentiality agreements and provisions in agreements and other measures to establish and protect our proprietary rights to our products, packaging, processes and intellectual property.

Governmental Regulation, Safety and Environmental Matters

Along with our contract manufacturers, distributors and ingredient and packaging suppliers, we are subject to regulation by federal, state and local governmental entities and agencies in the U.S., as well as similar regulations in Canada, Mexico, Europe and other international locations, including food safety laws, labor and employment laws, laws governing advertising, privacy laws, consumer protection regulations, worker health and safety regulations, environmental laws and regulations and other laws and regulations.

Our products are regulated in the U.S. either as food or dietary supplements, which internationally may be regulated as pharmaceuticals or other health food categories. As a producer and distributor of goods for human consumption, we must comply with stringent production, storage, recordkeeping, distribution, labeling and marketing standards established by the FDA, the USDA, the Federal Trade Commission and individual states within the U.S. We also must comply with standards established by similar regulatory agencies in Canada, Mexico, the E.U. and elsewhere. In addition, some of our products are produced and marketed under contract as part of special certification programs such as organic, kosher or non-GMO, and must comply with the strict standards of federal, state and third party certifying organizations. Products that do not meet regulatory or third party standards may be considered adulterated or misbranded and subject to withdrawal or recall. Additionally, following the recent adoption of the Food Safety Modernization Act, the FDA is implementing additional regulations focused on the prevention of food contamination, more frequent inspection of high-risk facilities, increased record-keeping and improved traceability of food.

Our manufacturing facility in Germany is subject to certain safety regulations, including the German Occupational Safety and Health Regulation. These regulations require us to comply with certain manufacturing safety standards to protect our employees from accidents. Additionally, some of the food commodities on which our business relies are subject to governmental agricultural programs (e.g., subsidies and import/export regulations), which have substantial effects on the prices and supplies of these commodities. In addition, we are subject to various federal, state and foreign laws and regulations regarding data privacy, including the E.U.’s General Data Protection Regulation and Privacy Shield, which apply to certain aspects of our business and deal with the collection and use of personal information obtained from data subjects of the E.U. Our business also is subject to various federal, state and local laws and regulations with respect to environmental matters, including air quality, wastewater and storm water management, waste handling and disposal and other regulations intended to protect public health and the environment. In the U.S., the laws and regulations include the Clean Air Act, the

Clean Water Act, the Resource Conservation and Recovery Act and the California Safe Drinking Water and Toxic Enforcement Act (“Proposition 65”), among others. Internationally, our operations, including our manufacturing facility in Germany, are subject to local and national regulations similar to those applicable to us in the U.S. We have made, and will continue to make, expenditures to ensure compliance with environmental regulations.

Employees

We have approximately 380 employees as of September 1, 2019. Of these employees, approximately 200 are in the U.S., approximately 170 are in Germany and approximately 10 are in other countries.

Legal Proceedings

Joint Juice Litigation

In March 2013, a complaint was filed on behalf of a putative, nationwide class of consumers against Premier Nutrition in the U.S. District Court for the Northern District of California seeking monetary damages and injunctive relief. The case asserted that some of Premier Nutrition’s advertising claims regarding its Joint Juice line of glucosamine dietary supplements were false and misleading. In April 2016, the district court certified a California-only class of consumers in this lawsuit (this lawsuit is hereinafter referred to as the “California Class Lawsuit”).

In 2016 and 2017, the lead plaintiff’s counsel in the California Class Lawsuit filed ten additional class action complaints in the U.S. District Court for the Northern District of California on behalf of putative classes of consumers under the laws of Connecticut, Florida, Illinois, New Jersey, New Mexico, New York, Maryland, Massachusetts, Michigan and Pennsylvania. These additional complaints contain factual allegations similar to the California Class Lawsuit, also seeking monetary damages and injunctive relief.

In April 2018, the district court dismissed the California Class Lawsuit with prejudice. This dismissal was appealed and is pending before the U.S. Court of Appeals for the Ninth Circuit. The other ten complaints remain pending in the district court.

In January 2019, the same lead counsel filed a further class action complaint in Alameda County California Superior Court, alleging claims similar to the above actions and seeking monetary damages and injunctive relief on behalf of a putative class of California consumers. In February 2019, Premier Nutrition removed this action to the U.S. District Court for the Northern District of California.

The Company intends to vigorously defend these cases. The Company does not believe that the resolution of these cases will have a material adverse effect on its combined financial condition, results of operations or cash flows. For additional information on the Joint Juice litigation, see Note 11 of “Notes to Combined Financial Statements” for the years ended September 30, 2018, 2017 and 2016 and Note 9 of “Notes to Condensed Combined Financial Statements” for the nine months ended June 30, 2019 and 2018.

Other

The Company is subject to various other legal proceedings and actions arising in the normal course of business. In the opinion of management, based upon the information presently known, the ultimate liability, if any, arising from such pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are likely to be asserted, taking into account established accruals for estimated liabilities (if any), are not expected to be material individually or in the aggregate to the combined financial position, results of operations or cash flows of the Company. In addition, although it is difficult to estimate the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters is not expected to be material to the combined financial position, results of operations or cash flows of the Company.

Emerging Growth Company Status

As a company with less than $1.07 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. We will continue to be an emerging growth company until the earliest to occur of:

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the last day of the fiscal year in which we have more than $1.07 billion in annual gross revenue;

•

the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior March 31 and we have been publicly reporting for at least 12 months; or

•	the date on which we have issued more than $1.0 billion of non-convertible debt during the prior three-year period.

For so long as we remain an emerging growth company, we are permitted and currently intend to rely on various provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. These JOBS Act provisions:

•	permit us to include less than five years of selected financial data in this prospectus;

•	permit us to include reduced disclosure regarding our executive compensation in this prospectus and our SEC filings as a public company;

•	provide an exemption from the independent public accountant attestation requirement in the assessment of our internal control over financial reporting under the Sarbanes-Oxley Act;

•

provide an exemption from compliance with any new requirements adopted by the PCAOB, requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements; and

•	provide an exemption from the requirement to hold non-binding stockholder advisory votes on executive compensation and on golden parachute arrangements not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and the registration statement of which this prospectus is a part, and we may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than they might receive from other public reporting companies in which they hold equity interests.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised financial accounting standards applicable to public companies. This provision of the JOBS Act allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to not take advantage of the extended transition period, which means that the financial statements included in this prospectus, as well as financial statements we file in the future, will be subject to all new or revised financial accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

MANAGEMENT

Executive Officers and Directors

The following sets forth, as of the date of this prospectus, information regarding individuals who are expected to serve as our executive officers and our directors at the time of this offering. Our current directors are certain executive officers of Post who, other than Robert V. Vitale, will not serve as directors of BellRing Brands, Inc. after completion of the formation transactions and this offering.

Name	Age	Position

Robert V. Vitale	53	Executive Chairman

Darcy Horn Davenport	46	President and Chief Executive Officer, Director Nominee

Douglas J. Cornille	47	Senior Vice President, Marketing of Premier Nutrition

R. Lee Partin	65	Senior Vice President, Sales of Premier Nutrition

Paul A. Rode	49	Chief Financial Officer

Craig L. Rosenthal	48	Senior Vice President and General Counsel

Robin Singh	50	Senior Vice President, Operations of Premier Nutrition

Thomas P. Erickson	64	Director Nominee

Jennifer Kuperman	46	Director Nominee

Elliot H. Stein, Jr.	70	Director Nominee

Robert V. Vitale has served as our Executive Chairman since September 2019. Mr. Vitale has been the President and Chief Executive Officer of Post, and a member of Post’s board of directors, since November 2014. Previously, Mr. Vitale served as Chief Financial Officer of Post from October 2011 until November 2014. He served as President and Chief Executive Officer of AHM Financial Group, LLC, a diversified provider of insurance brokerage and wealth management services, from 2006 until 2011 and previously was a partner of Westgate Equity Partners, LLC, a consumer-oriented private equity firm. Mr. Vitale also has served on the board of directors of Energizer Holdings, Inc., a publicly traded manufacturer of primary batteries, lighting products and automotive, fragrance and appearance products, since August 2017. Mr. Vitale was selected to serve on our Board of Directors based on his experience in significant leadership positions, his understanding of finance and financial reporting processes, his extensive experience in leadership roles in industries relevant to our business, including consumer packaged goods, retail and consumer product manufacturing, his experience in mergers and acquisitions, his experience as an executive with direct operational responsibilities and his experience as an executive and as a director of other publicly traded companies. Mr. Vitale earned his undergraduate degree from St. Louis University and his MBA from Washington University.

Darcy Horn Davenport has served as our President and Chief Executive Officer since September 2019 and will serve as a member of our Board of Directors upon completion of this offering. Ms. Davenport has served as President of Post’s Active Nutrition business since October 2017 and as President of Premier Nutrition, which will be a subsidiary of BellRing Brands, Inc. upon completion of the offering, since November 2016. Ms. Davenport previously served as General Manager of Premier Nutrition from October 2014 to November 2016 and Vice President of Marketing from October 2011 to October 2014. Prior to joining Premier Nutrition, Ms. Davenport served as Director of Brand Marketing at Joint Juice, Inc., a liquid dietary supplement manufacturer, from May 2009 to October 2011, when it combined with Premier Nutrition. Ms. Davenport has served as a member of the board of directors of Blentech Corporation, a company focusing on developing custom-made, food processing solutions including equipment, integrated systems and software, since January 2010. Ms. Davenport was selected to serve on our Board of Directors based on her experience in significant leadership positions, her extensive experience in leadership roles in industries relevant to our business, her understanding of finance and financial reporting processes, her experience in marketing and sales and her experience as an executive with direct operational responsibilities. Ms. Davenport earned her undergraduate degree from Princeton University and her MBA from New York University’s Leonard N. Stern School of Business.

Douglas J. Cornille has served as Senior Vice President, Marketing of Premier Nutrition, which will be a subsidiary of BellRing Brands, Inc. upon completion of the offering, since July 2015. Prior to joining Premier Nutrition, Mr. Cornille was Brand Director at Clif Bar & Company, a manufacturer of various food products, from August 2011 to July 2015 and was Senior Brand Manager at Dreyer’s Grand Ice Cream Holdings, Inc., a manufacturer of ice cream and frozen yogurt, from September 2003 to August 2011. Mr. Cornille earned his undergraduate degree at Rhodes College and attended Oxford University, St. John’s College. Mr. Cornille earned his MBA from Duke University—The Fuqua School of Business.

R. Lee Partin has served as Senior Vice President, Sales of Premier Nutrition, which will be a subsidiary of BellRing Brands, Inc. upon completion of the offering, since March 2012. Prior to joining Premier Nutrition, Mr. Partin was Director of Sales of Joint Juice, Inc., a liquid dietary supplement manufacturer that combined with Premier Nutrition in October 2011, from September 2008 to March 2012. Mr. Partin previously was a general manager of Dreyer’s Grand Ice Cream Holdings, Inc., a manufacturer of ice cream and frozen yogurt, from November 1982 to September 2008. Mr. Partin is a graduate of Virginia Commonwealth University—School of Business.

Paul A. Rode has served as our Chief Financial Officer since September 2019. Mr. Rode has served as Chief Financial Officer of Post’s Active Nutrition business since May 2015 and as Chief Financial Officer of Consumer Brands, a prior reporting segment of Post, from November 2014 to May 2015. Mr. Rode previously served as Vice President, Finance of Post from January 2014 to November 2014 and Vice President, Corporate Development of Post from October 2013 to January 2014. Prior to joining Post, Mr. Rode served as Vice President, Corporate Controller of Ralcorp Holdings, Inc., which was a publicly traded consumer products company and the former parent company of Post, from February 2010 to September 2013. Mr. Rode earned his undergraduate degree from the University of Kentucky and his MBA from Northwestern University’s Kellogg School of Management.

Craig L. Rosenthal has served as our Senior Vice President and General Counsel since August 2019. Prior to joining BellRing Brands, Inc., Mr. Rosenthal was an attorney at Husch Blackwell from May 2019 to August 2019. From January 2018 to May 2019, while complying with the terms of a non-competition agreement entered into with a previous employer that expired in March 2019, Mr. Rosenthal provided legal counsel regarding business transactions to small businesses and individuals. Mr. Rosenthal served as Senior Vice President—Law and Assistant Secretary at Altice USA, Inc., a publicly traded broadband communications and video services provider, from June 2016 to December 2017. Prior to that, Mr. Rosenthal was Senior Vice President, General Counsel and Secretary at Cequel Communications, LLC dba Suddenlink Communications, a telecommunications and technology company, from 2005 to June 2016, when it was acquired by Altice USA, Inc., and Director, Senior Counsel and Assistant Secretary at Cequel Communications, LLC dba Suddenlink Communications from 2003 to 2005. Previously, Mr. Rosenthal was an attorney at Husch & Eppenberger LLC (now Husch Blackwell LLP) from 1997 to 2003. Mr. Rosenthal earned his undergraduate degree from the University of Missouri and juris doctorate from Washington University School of Law.

Robin Singh has served as Senior Vice President, Operations of Premier Nutrition, which will be a subsidiary of BellRing Brands, Inc. upon completion of the offering, since March 2019. Prior to joining Premier Nutrition, Mr. Singh held various senior leadership positions at Mondelēz International, Inc., a publicly traded multinational snack food company, from 1996 until March 2019, including Vice President of Operations from July 2018 to March 2019, Director of Supply Chain Strategy and Supply Chain Reinvention North America from February 2016 to July 2018, and Director of Supply Planning North America from January 2014 to January 2016. Mr. Singh attended The University of Western Ontario—Richard Ivey School of Business and the University of Guelph, Ontario.

Thomas P. Erickson will serve as a member of our Board of Directors upon completion of this offering. Mr. Erickson has been the managing member of Thomas P. Erickson, CPA, LLC, a tax consulting firm, since May 2016 and is a retired tax partner from KPMG, where he worked from 1980 to September 2015. From September 2015 to May 2016, Mr. Erickson provided tax consulting services to various companies and individuals. Mr. Erickson has over 40 years of public accounting experience and is an instructor of advanced partnership planning, taxable and nontaxable corporate transactions and formations and S corporation planning for KPMG. Mr. Erickson was selected to serve on our Board of Directors based on his expertise in tax matters and his understanding of finance and financial reporting processes. Mr. Erickson is a Certified Public Accountant and received his bachelor’s degree from the University of Missouri-St. Louis.

Jennifer Kuperman will serve as a member of our Board of Directors upon completion of this offering. Ms. Kuperman has been head of international corporate affairs at Alibaba Group Holding Limited, a multinational conglomerate holding company specializing in eCommerce, retail, internet and technology, since April 2016 and served as vice president, international corporate affairs at Alibaba Group Holding Limited from August 2014 to April 2016. Prior to joining Alibaba Group Holding Limited, Ms. Kuperman was senior vice president of corporate brand and reputation at Visa Inc., a global payments technology company, from April 2013 to August 2014 and chief of staff, office of the chairman and chief executive officer at Visa Inc. from August 2010 to April 2013. Ms. Kuperman also served as head of global corporate communications and citizenship at Visa Inc. from August 2008 to July 2010 and head of employee and client communication at Visa Inc. from August 2004 to June 2008. Ms. Kuperman also serves on the board of directors of CoachArt, a nonprofit organization that provides arts and recreational opportunities to youth with chronic and life-threatening illnesses. Ms. Kuperman was selected to serve on our Board of Directors based on her experience in significant leadership positions and her international experience. Ms. Kuperman received her undergraduate degree from Middlebury College and her master’s of arts degree in organizational psychology from Columbia University in the City of New York.

Elliot H. Stein, Jr. will serve as a member of our Board of Directors upon completion of this offering. Mr. Stein has been chairman of Acertas, LLC and Senturion Forecasting, LLC, two privately owned data analytics firms, since 2013. In addition, Mr. Stein has been a director of Apollo Investment Corporation, a publicly traded closed-end, externally managed, non-diversified management investment company, since 2004, and a director of two publicly traded diversified, closed-end management investment companies: Apollo Senior Floating Rate Fund, Inc., since 2011, and Apollo Tactical Income Fund Inc., since 2013. Mr. Stein is also a board member of Multi-Pack Solutions, LLC, a privately owned manufacturing company, Caryn Health Solutions LLC, a privately owned health services provider, and Cohere Communications, LLC, a privately owned managed IT services and cybersecurity provider. Previously, Mr. Stein was a managing director of Commonwealth Capital Partners, L.P. He also previously served as a director of various private companies in the media, manufacturing, retail and finance industries. Mr. Stein was chairman of Caribbean International News Corporation when it filed a voluntary petition under the U.S. Bankruptcy Code in September 2013 and of News Distributors of Puerto Rico LLC when it filed a voluntary petition under the U.S. Bankruptcy Code in February 2014. Mr. Stein was selected to serve on our Board of Directors based on his experience in significant leadership positions, his understanding of financial and financial reporting processes and his experience as a director of other publicly traded companies. Mr. Stein is a Trustee of Claremont Graduate University and The New School University. He is a member of the Council on Foreign Relations. Mr. Stein received his bachelor’s degree from Claremont McKenna College.

Corporate Governance

Controlled Company Exemptions

We intend to apply to list our Class A common stock on the NYSE. Because Post will control a majority of the voting power of our outstanding voting stock upon completion of this offering, we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, we will be eligible to rely on exemptions from some of the NYSE corporate governance standards, including:

•	the requirement that a majority of our Board of Directors consist of independent directors; and

•

the requirement that we have compensation and nominating/corporate governance committee(s) comprised entirely of independent directors, each with a written charter addressing the committee’s purpose and responsibilities.

We do not currently expect to rely upon these exemptions; however, we may choose to change our Board of Directors or committee composition in the future to manage our corporate governance in accordance with these exemptions.

Structure of the Board of Directors

Upon the completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will provide for a board of directors that is divided into three classes as equal in size as possible. The classes will each have three-year terms, and the term of one class will expire each year in rotation at the year’s annual meeting of stockholders. The initial terms of Class I, Class II and Class III directors will expire in 2020, 2021 and 2022, respectively.

Ms. Davenport and Mr. Stein will serve as Class I directors, Mr. Erickson and Ms. Kuperman will serve as Class II directors and Mr. Vitale will serve as a Class III director. At each annual meeting of stockholders after the initial division of the Board of Directors into three classes, the successors to directors whose terms will expire on such date will serve from the time of their election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified.

Upon the completion of this offering, our Board of Directors will be set at five members. The size of the Board of Directors can be changed by a vote of its members. Vacancies on the Board of Directors may be filled by a majority of the remaining directors. A director elected to fill a vacancy, or a new directorship created by an increase in the size of the Board of Directors, would serve for the remainder of the full term of the class of directors in which the vacancy or newly created directorship occurred. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so as to ensure that the classes are as nearly equal in number as the then-authorized number of directors permits.

Post has designated Ms. Davenport, Mr. Erickson and Mr. Vitale as its nominees under the investor rights agreement that we will enter into with Post as part of the formation transactions and this offering, with Ms. Davenport to serve as a Class I director, Mr. Erickson to serve as a Class II director and Mr. Vitale to serve as a Class III director. If a vacancy is created on our Board of Directors as a result of the death, disability, retirement, resignation or removal of a director who is a Post nominee, Post will have the right to designate such person’s replacement. Please refer to “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Investor Rights Agreement.”

Director Independence

We expect our Board of Directors will consist of a majority of independent directors upon the completion of this offering. Upon the completion of this offering, we expect that three of the five members of our Board of Directors will qualify as “independent” under the NYSE corporate governance standards. Our Board of Directors has determined as of the date of this prospectus that each of Mr. Erickson, Ms. Kuperman and Mr. Stein is an independent director as defined under the NYSE corporate governance standards.

Board Committees

Our Board of Directors will establish standing committees in connection with the discharge of its responsibilities. Upon the completion of this offering, these committees will include an Audit Committee, a Corporate Governance and Compensation Committee and an Executive Committee. Our Board of Directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents. Under the investor rights agreement, Post has the right to designate the members of each committee until the votes that may be cast by Post under our amended and restated certificate of incorporation are less than 25% of the total voting power of all of our shares of common stock. Please refer to “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Investor Rights Agreement.”

Audit Committee

Our Audit Committee will function pursuant to a written charter adopted by our Board of Directors. Our Audit Committee’s primary responsibilities will include overseeing: (i) the quality and integrity of our financial statements and financial reporting, (ii) the independence and qualifications of our independent registered public accounting firm, (iii) the performance of our internal audit function and independent auditors, (iv) our systems of internal accounting, financial controls and disclosure controls, (v) compliance with legal and regulatory requirements, codes of conduct and ethics programs and (vi) the preparation of an annual report for inclusion in our proxy statement as the Audit Committee Report.

Our Audit Committee will have a minimum of three members. All members of our Audit Committee will be “independent” as defined in the NYSE corporate governance standards and Rule 10A-3 of the Exchange Act. At least one member of our Audit Committee will, in the judgment of our Board of Directors, be financially literate and qualify as an “audit committee financial expert” as defined under the rules and regulations of the SEC.

Corporate Governance and Compensation Committee

Our Corporate Governance and Compensation Committee will function pursuant to a written charter adopted by our Board of Directors. Our Corporate Governance and Compensation Committee’s primary responsibilities will include: (i) evaluating and determining the compensation level of our executive officers and certain other executives, (ii) overseeing and making recommendations regarding compensation plans, benefit plans and programs and stock-based plans for our employees, (iii) reviewing and overseeing risks arising from or in connection with our compensation policies and programs for our employees, (iv) recommending plans and programs for director compensation and amounts of compensation to be paid to directors and administering director compensation, (v) developing, reviewing and making recommendations for, as necessary, our corporate governance guidelines, (vi) considering and evaluating transactions between us and any of our directors, officers or affiliates, (vii) identifying individuals qualified to become members of our Board of Directors and considering and selecting, or making recommendations to our Board of Directors on, director nominees and (viii) coordinating and overseeing the annual self-assessment of our Board of Directors and management. Under the investor rights agreement, Post will have certain rights to designate directors for the BellRing Brands, Inc. Board of Directors, subject to applicable corporate governance rules of the SEC and the NYSE (which may require Post to designate independent directors). See “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Investor Rights Agreement.”

Upon the completion of this offering, we expect that all of the members of our Corporate Governance and Compensation Committee will be “independent” as defined under the NYSE corporate governance standards.

Executive Committee

Our Executive Committee will function pursuant to a written charter adopted by our Board of Directors. Our Executive Committee will be able to exercise all authority of the Board of Directors in the intervals between meetings of the Board of Directors, to the extent such authority is in compliance with our corporate governance guidelines and does not infringe upon the duties and responsibilities of other Board of Directors committees.

Code of Business Conduct and Ethics

Upon the completion of this offering, our Board of Directors will adopt a code of conduct that applies to all of our directors, officers and employees, including any persons serving as a principal executive officer, principal financial officer, principal accounting officer and controller and persons performing similar functions. Upon completion of this offering, the full text of the code of conduct will be available on our website located at www.bellring.com. We intend to disclose any amendments to or waivers from a provision of our code of conduct that applies to our executive officers on our website.

Compensation Committee Interlocks and Insider Participation

We currently operate as a wholly-owned subsidiary of Post. As a result, we did not have a compensation committee or any other committee serving a similar function when the compensation of our executive officers was established for fiscal 2018. Mr. Vitale is an executive officer of Post, and as such his compensation was reviewed and determined by Post’s corporate governance and compensation committee of its board of directors, with the advice of the compensation consultant engaged by Post’s corporate governance and compensation committee. Because our other executive officers were not executive officers of Post, their compensation was not reviewed and determined by Post’s corporate governance and compensation committee of its board of directors. Ms. Davenport’s compensation was determined by Mr. Vitale, and our other named executive officers’ compensation was determined by Ms. Davenport.

Mr. Vitale serves on the board of directors of Post and as the President and Chief Executive Officer of Post, and he also will serve as our Executive Chairman. None of our executive officers has served as a member of a compensation committee of any other entity that has an executive officer that we expect to serve as a member of our Board of Directors.

Director Compensation

None of our current directors has received compensation for his or her service as our director. After the completion of this offering, we expect that our Board of Directors will adopt a compensation program for our non-management directors with the following compensation elements.

All of our non-management directors will receive an annual cash retainer of $55,000. The chairperson of each of our Audit Committee and Corporate Governance and Compensation Committee will each receive an additional annual cash retainer of $10,000. The independent lead director of our Board will receive an additional annual retainer of $10,000.

In addition to cash compensation, each non-management director also will receive an annual grant of restricted stock units (“RSUs”) valued at approximately $100,000 on the date of grant. These RSUs will fully vest on the first anniversary of the date of grant. In addition, all awards will fully vest at the director’s retirement, disability or death.

We also will pay the premium on directors’ and officers’ liability and travel accident insurance policies insuring directors. We will reimburse directors for all reasonable expenses incurred in connection with attending Board meetings.

We expect that our Board of Directors will adopt a deferred compensation plan for our directors, pursuant to which any eligible director may elect to defer, with certain limitations, his or her retainer. Under the plan, we expect that deferred compensation could be notionally invested in BellRing Brands, Inc. Class A common stock equivalents or in a number of mutual funds operated by an investment manager and recordkeeper with a variety of investment strategies and objectives. Deferrals in BellRing Brands, Inc. Class A common stock equivalents would receive a 33 1⁄3% Company matching contribution, also credited in BellRing Brands, Inc. Class A common stock equivalents. Matching contributions would be 100% vested when made. Subject to stockholder approval, deferrals credited in Class A common stock equivalents and matching contributions generally would be paid in shares. Deferrals notionally invested in mutual funds would be paid in cash. Payments generally would be made when a person leaves the Board of Directors, in one of three ways: (1) lump sum payout; (2) five-year installments or (3) ten-year installments.

We expect that directors who also are full-time officers or employees of BellRing Brands, Inc. or Post will receive no additional compensation for serving as directors.

EXECUTIVE COMPENSATION

The following sections set forth certain information about compensation paid to our named executive officers or “NEOs.” Robert V. Vitale, our Executive Chairman, and Darcy Horn Davenport, our President and Chief Executive Officer, each served as principal executive officers of the Company in fiscal 2019 and fiscal 2018.

All references to stock-based and option awards, unless otherwise indicated, refer to awards in respect of Post common stock.

Summary Compensation Table

The following table sets forth information about the total compensation earned during fiscal 2019, fiscal 2018 and, where required, fiscal 2017 by our named executive officers:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Non- Qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)	Total ($)
Robert V. Vitale(1)	2019	—	—	—	—	—	—	—	—
Executive Chairman	2018	—	—	—	—	—	—	—	—
	2017	—	—	—	—	—	—	—	—

Darcy Horn Davenport	2019	517,500	—	1,732,163	417,340		37,156	17,514	2,721,673
President and Chief Executive Officer	2018	477,292	—	296,371	454,030	547,680	13,218	65,378	1,853,969

Douglas J. Cornille	2019	288,923	—	700,897	—		651	14,329	1,004,800
SVP, Marketing	2018	234,649	—	142,631	—	120,327	448	24,077	522,132

Paul A. Rode	2019	314,561	—	803,920	—		8,106	15,231	1,141,818
Chief Financial Officer	2018	280,456	—	176,531	—	160,390	5,376	27,988	650,741

(1)

Mr. Vitale is the President and Chief Executive Officer of Post, and is compensated by Post for his services as an employee of Post. None of his compensation was allocated to Post’s Active Nutrition business in its financial statements included herein. Mr. Vitale’s fiscal 2018 and fiscal 2017 compensation is fully disclosed in Post’s filings with the SEC, and his fiscal 2019 compensation will be fully disclosed in Post’s filings with the SEC.

(2)

The amounts relate to awards of restricted stock units of Post common stock granted in the fiscal year. The awards reflect the aggregate grant date fair values computed in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718, and do not correspond to the actual values that will be realized by the NEOs. Fiscal 2019 stock awards aggregate grant date fair values exclude forfeitures. For fiscal 2018 stock awards, see Note 12 to Post’s Active Nutrition business’s fiscal 2018 financial statements included herein for a discussion of the determination of these amounts under FASB ASC Topic 718.

(3)

The amounts relate to non-qualified stock option awards granted in the fiscal year and reflect the aggregate grant date fair values computed in accordance with FASB ASC Topic 718 and do not correspond to the actual amounts that will be realized upon exercise by the NEOs. The assumptions and fair value for non-qualified stock options granted during fiscal 2019 are summarized in the table below. For fiscal 2018 stock option awards, see Note 12 to Post’s Active Nutrition business’s fiscal 2018 financial statements included herein for a discussion of the determination of these amounts under FASB ASC Topic 718.

2019
Expected term (in years)	6.5
Expected stock price volatility	29.73%
Risk-free interest rate	3.05%
Expected dividends	0%
Fair value (per option)	$33.82

(4)

The amounts reported in this column reflect bonuses earned by the NEOs during fiscal 2018 under the Post Holdings, Inc. Annual Bonus Program, discussed below. Bonuses for fiscal 2019 have not yet been determined and we expect that they will be determined in the first fiscal quarter of 2020.

(5)	The amounts reported in this column represent the aggregate earnings on the respective NEO’s account under Post’s Deferred Compensation Plan for Key Employees and Executive Savings Investment Plan.

Narrative Disclosure to Summary Compensation Table

As described above in “Management—Compensation Committee Interlocks and Insider Participation,” the fiscal 2019 and fiscal 2018 compensation of our named executive officers (other than Mr. Vitale) was determined by Mr. Vitale or Ms. Davenport. We anticipate that Mr. Vitale and Ms. Davenport will continue to establish and manage the compensation of our named executive officers (other than Mr. Vitale) until the completion of this offering. After the completion of this offering, our executive compensation programs will be designed and implemented by our Board of Directors, through our Corporate Governance and Compensation Committee. We anticipate that our Corporate Governance and Compensation Committee will engage an independent compensation consultant to advise on the development of our executive compensation programs. The compensation programs that we adopt may differ materially from the current Post programs summarized in this Executive Compensation section.

Mr. Vitale is the President and Chief Executive Officer of Post, and he is compensated by Post for his services as an employee of Post. As none of his compensation was allocated to Post’s Active Nutrition business in its financial statements included herein, his compensation is not otherwise discussed herein and the information in the remainder of this “Executive Compensation” section pertains to our other named executive officers. Mr. Vitale’s fiscal 2018 and fiscal 2017 compensation and the benefit plans in which he participates are fully disclosed in Post’s filings with the SEC, and his fiscal 2019 compensation will be fully disclosed in Post’s filings with the SEC.

None of our named executive officers has an employment agreement with the Company.

Base Salary

Base salaries are designed to recognize and reward the skill, competency, experience and performance a named executive officer brings to the position. The total base salaries earned by our named executive officers in fiscal 2019 and fiscal 2018 are disclosed in the Summary Compensation Table above.

Annual Incentive Plan Compensation

In fiscal 2019 and fiscal 2018, each of our named executive officers participated in the Post Holdings, Inc. Annual Bonus Program, an annual incentive plan. The Annual Bonus Program is designed to reward employees for their contributions towards creating value for Post shareholders. Amounts payable to our named executive officers pursuant to awards granted under the program are determined based on achievement of business-level goals. For fiscal 2019 and fiscal 2018, Adjusted EBITDA of our business was the primary performance metric for our named executive officers. Performance achievement Adjusted EBITDA amounts were set at threshold, target and maximum performance levels, with a bonus payout of 50%, 100% or 150% if the respective performance level was met. Adjusted EBITDA amounts and bonus payout percentages were interpolated on a straight-line basis between points. Each named executive officer had a target bonus amount for the fiscal year, which was a percentage of his or her base salary. In each of fiscal 2019 and fiscal 2018, Ms. Davenport’s target bonus amount was 100% of her base salary, Mr. Cornille’s target bonus was 50% of his base salary and Mr. Rode’s target bonus amount was 50% of his base salary. Final bonus amounts are calculated by multiplying each named executive officer’s target bonus amount by the percentage bonus payout corresponding to the Adjusted EBITDA performance level for that fiscal year. The bonus earned by each named executive officer for fiscal 2018 is disclosed in the Summary Compensation Table above. The bonus earned by each named executive officer for fiscal 2019 has not yet been determined as of the date of this prospectus, and we expect that such bonus amounts will be determined in the first fiscal quarter of 2020.

Equity Awards

Equity awards for our named executive officers were awarded under the Post Holdings, Inc. 2012 Long-Term Incentive Plan (the “Post 2012 LTIP”), the Post Holdings, Inc. 2016 Long-Term Incentive Plan (the “Post 2016 LTIP”) and the Post Holdings, Inc. 2019 Long-Term Incentive Plan (the “Post 2019 LTIP” and, together with the Post 2012 LTIP and the Post 2016 LTIP, the “Post LTIPs”). Awards made to named executive officers consisted of RSUs and non-qualified stock options (“NQSOs”) with time-based vesting schedules requiring employment with the Company or another Post affiliate as of the date of each vesting. Vesting of RSUs and NQSOs is subject to acceleration, in whole or in part, upon the named executive officer’s disability or death, and in certain instances, upon involuntary termination of employment. NQSOs become exercisable as of the date of vesting and remain exercisable for a period of ten years from the date of grant, except in cases of death or termination of employment, in which case the exercise period may be shorter under the terms of the applicable Post LTIP and applicable award agreement.

We have adopted our own equity incentive compensation plan for the benefit of our eligible employees in connection with the offering, as described more fully below under “—BellRing Brands, Inc. 2019 Long-Term Incentive Plan.”

Non-Qualified Deferred Compensation Plans

Post maintains non-qualified deferred compensation plans for key employees, the Deferred Compensation Plan for Key Employees and the Executive Savings Investment Plan. Participation in these plans is limited to a select group of management or highly-compensated employees. All of our named executive officers were eligible to participate in these plans in fiscal 2019 and fiscal 2018.

Under Post’s Deferred Compensation Plan for Key Employees, named executive officers may elect to defer payment of all or a portion of their eligible annual bonus until some later date. Post’s corporate governance and compensation committee that administers the plan may determine that matching discretionary contributions may be made for a particular fiscal year, and if made such contributions will vest five years after such contribution is made, generally subject to acceleration in the event of disability or separation from service by reason of death or involuntary termination without cause, and under certain circumstances subject to acceleration in the event of retirement or change in control of Post. No discretionary contributions under this plan were made for our named executive officers in fiscal 2019 or fiscal 2018.

Post’s Executive Savings Investment Plan allows our named executive officers to defer a portion of their salaries to be paid at a future date. In addition, Post has the ability to provide a discretionary employer contribution at the times and in the amounts designated by Post, which, if made, vest at 25% for each year of service. Eligible employees may defer between 1% and 75% of their base salaries.

Under both plans, our named executive officers may select specified dates in the future upon which their deferrals will be distributed, in addition to selecting distribution at separation from service. The offering will not result in our named executive officers experiencing a separation from service for this purpose at this time. Payments also may be made in the event of a change in control of Post (depending upon the date of deferral or contribution, either as a result of the NEO’s election, or because the plans require it). Payments may be made in lump sum, in five annual installments or in ten annual installments.

Both of the plans offer measurement investment funds that our named executive officers may choose for purposes of crediting or debiting hypothetical investment gains and losses to their accounts. The hypothetical investments offered are Post common stock equivalents and a number of funds operated by The Vanguard Group Inc. with a variety of investment strategies and objectives.

Income taxes on the amounts deferred and any investment gains are deferred until distribution. Under both plans, distributions of deferrals hypothetically invested in common stock equivalents are generally made in shares of Post common stock, while deferrals hypothetically invested in the Vanguard funds are made in cash.

We anticipate that our named executive officers will no longer be eligible for deferrals under the Post Deferred Compensation Plan for Key Employees and the Post Executive Savings Investment Plan beginning January 1, 2020.

401(k) Plans

Post maintains the Post Savings Investment Plan (the “Post 401(k) Plan”), which is a defined contribution savings plan for all eligible employees of the Company, including each of our named executive officers. The Post 401(k) Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code. The Post 401(k) Plan is designed to meet ERISA’s reporting and disclosure and fiduciary requirements, as well as to meet the minimum standards for participation and vesting. The Post 401(k) Plan also is intended to qualify as a cash or deferred profit sharing plan under Section 401(k) of the Code, is intended to be qualified under Section 401(a) of the Code and is the subject of a favorable determination letter from the IRS.

Under the Post 401(k) Plan, our named executive officers may make pre-tax and Roth contributions of their eligible compensation, which are credited with a dollar-for-dollar employer matching contribution of up to 6% of eligible compensation deferred. Matching contributions made through December 31, 2017 vest at 20% for each year of service. Effective January 1, 2018, the Post 401(k) Plan was amended to provide that matching contributions made on or after January 1, 2018 are vested when made. Our named executive officers may select from a variety of investment funds, including the Post Common Stock Fund. The matching contributions made by Post under the Post 401(k) Plan for our named executive officers for fiscal 2019 were as follows: Ms. Davenport, $16,800; Mr. Cornille, $13,726; and Mr. Rode, $14,558. No discretionary contributions were made by Post under the Executive Savings Investment Plan for our named executive officers for fiscal 2019. The matching contributions made by Post under the Post 401(k) Plan for our named executive officers, as well as the discretionary contributions made by Post under the Executive Savings Investment Plan for our named executive officers, for fiscal 2018 were as follows: Ms. Davenport, $64,664; Mr. Cornille, $23,603; and Mr. Rode, $27,379. Such amounts are included in the “All Other Compensation” column in the Summary Compensation Table above.

We intend to adopt our own 401(k) plan in connection with the contemplated transactions, and expect it will be substantially similar to the Post 401(k) Plan.

Outstanding Equity Awards at September 30, 2019

The following table sets forth information on exercisable and unexercisable NQSOs and unvested RSU awards held by our named executive officers, other than Mr. Vitale, on September 30, 2019.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(13) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(13) ($)
Robert V. Vitale(1)	—		—		—	—	—		—	—	—
Darcy Horn Davenport	6,666	(2)	3,334		71.32	11/14/2026	2,000	(5)	211,680
	5,325	(3)	10,650		79.52	12/01/2027	2,485	(6)	263,012
	—		12,339	(4)	92.08	11/13/2028	4,319	(7)	457,123
							11,992	(8)	1,269,233
Douglas J. Cornille							588	(9)	62,234
							1,204	(10)	127,431
							1,727	(11)	182,786
							4,797	(8)	507,714
Paul A. Rode							5,000	(12)	529,200
							742	(9)	78,533
							1,490	(10)	157,702
							1,943	(11)	205,647
							5,535	(8)	585,824

(1)

Mr. Vitale is the President and Chief Executive Officer of Post, and is compensated by Post for his services as an employee of Post. None of his equity awards were allocated to Post’s Active Nutrition business. For more information about Mr. Vitale’s outstanding equity-based awards, please see Post’s filings with the SEC.

(2)	Non-qualified stock options; vest and become exercisable in equal installments on November 14, 2017, 2018 and 2019.
(3)	Non-qualified stock options; vest and become exercisable in equal installments on December 1, 2018, 2019 and 2020.
(4)	Non-qualified stock options; vest and become exercisable in equal installments on November 13, 2019, 2020 and 2021.
(5)

RSUs; service-based restrictions lapse in equal installments on November 14, 2017, 2018 and 2019. The RSUs will be paid in shares of Post’s common stock within sixty days from each of the applicable vesting dates.

(6)

RSUs; service-based restrictions lapse in equal installments on December 1, 2018, 2019 and 2020. The RSUs will be paid in shares of Post’s common stock within sixty days from each of the applicable vesting dates.

(7)

RSUs; service-based restrictions lapse in equal installments on November 13, 2019, 2020 and 2021. The RSUs will be paid in shares of Post’s common stock within sixty days from each of the applicable vesting dates.

(8)

RSUs; service-based restrictions lapse in equal installments on April 22, 2020, 2021 and 2022. The RSUs will be paid in shares of Post’s common stock within sixty days from each of the applicable vesting dates.

(9)

RSUs; service-based restrictions lapse in equal installments on November 16, 2017, 2018 and 2019. The RSUs will be paid in shares of Post’s common stock within sixty days from each of the applicable vesting dates.

(10)

RSUs; service-based restrictions lapse in equal installments on December 4, 2018, 2019 and 2020. The RSUs will be paid in shares of Post’s common stock within sixty days from each of the applicable vesting dates.

(11)

RSUs; service-based restrictions lapse in equal installments on November 30, 2019, 2020 and 2021. The RSUs will be paid in shares of Post’s common stock within sixty days from each of the applicable vesting dates.

(12)

RSUs; service-based restrictions lapse in equal installments on June 17, 2020, 2021, 2022, 2023 and 2024. Each RSU will be paid out in cash equal to the greater of the grant date price of $51.43 or the fair market value of one share of Post’s common stock on the applicable vesting dates and paid within sixty days from each of the applicable vesting dates.

(13)	Based on Post’s closing stock price of $105.84 on September 30, 2019, the last trading day of fiscal 2019.

Potential Payments upon Termination of Employment or Change in Control

In fiscal 2019, in the event of an involuntary termination of employment (whether in connection with a change in control of the Company or not), Ms. Davenport was eligible for compensation and benefits under the Post Holdings, Inc. Executive Severance Plan (the “Executive Severance Plan”), Mr. Cornille and Mr. Rode were each eligible for compensation and benefits under the Post Holdings, Inc. Severance Plan for Salary Grade 16 and Above

(the “Salary Grade 16 Plan”). A description of the terms of the Executive Severance Plan and the Salary Grade 16 Plan is below. In addition, information about treatment of equity awards and non-qualified deferred compensation in the event of involuntary termination (whether in connection with a change in control of the Company or not) is provided below. The descriptions below, to the extent related to a change in control, contemplate a change in control of the Company. A change in control of Post in fiscal 2019 accompanied by an involuntary termination of employment of any of our named executive officers also would have resulted in certain payments to, and vesting of equity awards held by, our named executive officers, which may have differed from the arrangements described below.

This offering will not constitute a change in control of the Company for purposes of the arrangements described below.

We anticipate that our named executive officers who are currently eligible for the Salary Grade 16 Plan will no longer be eligible for severance under that plan, and that the Company will implement its own severance plan, following the consummation of the contemplated transactions.

Potential Payments under the Post Holdings, Inc. Executive Severance Plan

In fiscal 2019, under the Executive Severance Plan, Ms. Davenport was eligible for severance benefits in the event of an involuntary termination without “cause” or a termination of employment by her for “good reason” (in the case of both, whether in connection with a change in control of the Company or not). The payment of benefits under the Executive Severance Plan is conditioned upon Ms. Davenport executing a general release of claims that includes confidentiality and cooperation provisions, among other provisions.

Severance Benefits Outside of the Context of a Change in Control

Severance benefits under the Executive Severance Plan consist of:

•

a lump sum payment of two times Ms. Davenport’s annual base salary (excluding bonus and incentive compensation) at the time of the qualifying termination, plus an amount equal to two times her then current target annual bonus amount, plus $20,000;

•

a prorated portion of the applicable annual bonus program target award based on the number of full weeks worked during the fiscal year as of the effective date of termination, provided that the performance goals are achieved;

•	Post contributions toward the cost of COBRA healthcare continuation coverage for up to twelve weeks; and

•	outplacement services for a period to be determined by Post, but not exceeding two years.

Severance benefits under the Executive Severance Plan are not available if the termination of employment is because of short- or long-term disability or death, as the result of retirement, or in the event of a for cause termination.

Severance Benefits Within the Context of a Change in Control

In the event of an involuntary termination of employment, including by Ms. Davenport for good reason, deemed in connection with a change in control, Ms. Davenport would be eligible to receive a lump sum payment equal to the present value of continuing (a) her salary and (b) the greater of (i) her target bonus for the year in which termination occurred and (ii) her last annual bonus preceding the termination or change in control (whichever is greater) for three years following her involuntary termination of employment, and the payment of other benefits (as described in the next paragraph).

Ms. Davenport also would be eligible to receive the following severance benefits: (i) payment in lump sum of the actuarial value of continuation during the applicable period of her participation in each life, health, accident and disability plan in which she was entitled to participate immediately prior to the change in control, (ii) payment of any actual costs and expenses incurred by her for litigation related to the enforcement of the Executive Severance Plan and (iii) payment of up to $20,000 of costs or expenses incurred for outplacement assistance.

Severance benefits under the Executive Severance Plan are not available if the termination of employment is because of short- or long-term disability or death, as the result of retirement, or in the event of a for cause termination.

Potential Payments under the Post Holdings, Inc. Severance Plan for Salary Grade 16 and Above

In fiscal 2019, under the Salary Grade 16 Plan, each of Mr. Cornille and Mr. Rode was eligible for severance benefits in the event of an involuntary termination without “cause.” The payment of benefits under the Salary Grade 16 Plan is conditioned upon Mr. Cornille or Mr. Rode, as applicable, executing a general release of claims that includes confidentiality and cooperation provisions, among other provisions.

Severance Benefits Outside of the Context of a Change in Control

Severance benefits under the Salary Grade 16 Plan consist of:

•	payment of thirty-nine weeks (plus one week for every year of service) of the executive’s base salary (excluding bonus and incentive compensation) at the time of the qualifying termination;

•

a prorated portion of the applicable annual bonus program target award based on the number of full weeks worked during the fiscal year as of the effective date of termination, provided that Post assesses, at the time of the termination of employment and at its discretion, that the performance criteria are met;

•	Post contributions toward the cost of COBRA healthcare continuation coverage for up to twelve weeks; and

•	outplacement services for a period to be determined by Post, but not exceeding two years.

Severance benefits under the Salary Grade 16 Plan are not available if the termination of employment is because of short- or long-term disability or death, as the result of retirement, or in the event of a for cause termination.

Severance Benefits Within the Context of a Change in Control

The Salary Grade 16 Plan also provides that each of Mr. Cornille and Mr. Rode is eligible for severance benefits in the context of a change in control of the Company in combination with his involuntary termination of employment (including for good reason).

In such an event, severance benefits are as described immediately above in the subsection “—Severance Benefits Outside of the Context of a Change in Control,” except that the severance payment consists of seventy-eight weeks of base pay (rather than thirty-nine weeks of base pay), plus one week of base pay for every year of service.

Equity Grant Agreements

Equity awards in respect of Post common stock granted to our named executive officers under the Post 2012 LTIP, the Post 2016 LTIP and the Post 2019 LTIP are subject to special provisions in the event of certain involuntary terminations and/or a change in control (as defined under the applicable award agreement) as described herein. The agreements governing all of our named executive officers’ NQSOs and RSUs issued under the Post 2016 LTIP and the Post 2019 LTIP provide that in the event of a qualifying termination, if the executive’s employment with the Company terminates as a result of a sale of the Company or a Company subsidiary, and the acquirer does not agree to assume the award on substantially the same terms, then the award fully vests.

Additional vesting rules for equity awards are as follows:

•	Equity awards issued to our named executive officers under the Post 2012 LTIP, the Post 2016 LTIP and the Post 2019 LTIP vest in whole or in part upon a termination because of death or disability.

•

Under an RSU award made to Mr. Rode on June 17, 2014 under the Post 2012 LTIP and which is scheduled to be fully vested on July 17, 2024, if Mr. Rode’s employment had been terminated by the Company or another Post affiliate without cause in fiscal 2019, any unvested RSUs would have become vested. This accelerated vesting provision also would apply if Mr. Rode’s employment with the Company or a subsidiary of the Company had terminated as a result of the sale of the Company or a subsidiary of the Company.

Vested stock options granted under the Post 2016 LTIP will remain exercisable until the earlier of: six months from the date of termination of employment (except in the case of death or disability, where such options remain exercisable for three years from the date of death or termination due to disability), or the expiration of the award under its terms.

Nonqualified Deferred Compensation

The named executive officers are permitted to participate in the Post Holdings, Inc. Deferred Compensation Plan for Key Employees and the Post Holdings, Inc. Executive Savings Investment Plan. These nonqualified plans permit participants to file elections to receive distributions of account balances upon (a) a separation from service, which generally includes retirement, termination of employment or death, or (b) on specified future dates.

Employee Benefit Plans

Our employees, including our named executive officers, currently participate in various health and welfare employee benefits under plans sponsored by Post. These plans offer benefits including medical, dental and vision coverage; life insurance, accidental death and dismemberment and disability coverage; and flexible spending accounts, among others. It is anticipated that they will continue participating in some or all of these plans following the completion of this offering, at least initially, and that the Company will offer certain benefits under its own plans effective in the months following completion of the offering.

For details regarding the treatment of compensation and employee benefits in connection with the completion of this offering, see “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Employee Matters Agreement.”

BellRing Brands, Inc. 2019 Long-Term Incentive Plan

Our Board of Directors and our sole stockholder, Post, approved the 2019 LTIP, which permits us to grant equity, equity-based and cash-based incentive awards to our employees, directors, managers, consultants and advisors. We do not expect to make any awards pursuant to the 2019 LTIP prior to the completion of this offering. The following is a summary of the material terms of the 2019 LTIP. This summary is qualified in its entirety by reference to the 2019 LTIP attached as an exhibit to the registration statement, of which this prospectus is a part. For purposes of this description of the 2019 LTIP, the term “non-employee director” is defined as provided in Rule 16b-3 of the Exchange Act.

Purpose

The purpose of the 2019 LTIP is to attract, retain and motivate participants by offering such individuals opportunities to realize stock price appreciation, by facilitating stock ownership and/or by rewarding them for achieving a high level of performance.

Administration

The Corporate Governance and Compensation Committee of the Board of Directors or another committee designated by our Board of Directors (the “Committee”) will administer the 2019 LTIP and grant awards under the 2019 LTIP. Subject to the terms of the 2019 LTIP, the Committee’s charter and applicable laws, the Committee or its delegate, or the full Board of Directors, will have the authority to interpret and administer the 2019 LTIP, make awards thereunder and prescribe the terms and conditions thereof.

Eligibility

Any of our service providers, including any of our employees, directors, managers, consultants or advisors, are eligible to participate in the 2019 LTIP at the discretion of the Committee (or the Board of Directors, as the case may be).

Types of Awards

General. The Committee has the discretion to award stock options (both nonqualified and incentive stock options), stock appreciation rights (“SARs”), performance shares, restricted stock, RSUs and other stock-based and cash-based awards. Each award will be evidenced by an agreement, certificate or other instrument or document setting forth the terms and conditions of the award, including any applicable performance criteria and period, service based or other vesting criteria or conditions on the award, and events of forfeiture. The term of the award for participants located in the U.S. will not exceed ten years. All awards will be non-transferable unless the Company permits the recipient to transfer an award not for value. No award may be exercised for a fraction of a share of Class A common stock. The exercise price applicable to stock options and stock appreciation rights will equal or exceed the fair market value of a share of our Class A common stock on the date of grant. The exercise price and/or any applicable withholding taxes with respect to any award, if the Committee so permits and upon such terms as the Committee approves, may be satisfied (a) in cash or certified bank check, (b) through delivery or tender to the Company of shares held, either actually or by attestation, by the recipient, (c) through a net or cashless form of settlement or (d) through a combination of (a), (b) and/or (c). Further, the Committee may, in its discretion, approve other methods or forms of payment and establish rules and procedures therefor. Recipients holding awards other than shares of restricted stock or RSUs will generally have no dividend or dividend-equivalent rights with respect to the shares of Class A common stock underlying the awards, and except as otherwise determined by the Committee, dividends or dividend equivalents provided for with respect to awards of restricted stock or RSUs will generally be subject to the same restrictions and conditions as the award generally and shall be payable only if and no earlier than at the same time as the underlying restricted stock or RSUs become vested.

The Committee may provide, in its discretion, that an award granted to a recipient is subject to the achievement of performance criteria, which shall be established by the Committee relating to one or more business criteria. Performance criteria may be applied to BellRing Brands, Inc., an affiliate, a parent, subsidiary, division, business unit or corporate group or an individual or any combination thereof and may be measured in absolute levels or relative to another company or companies, a peer group, an index or indices or Company performance in a previous period. Performance may be measured over such period of time as determined by the Committee. Performance goals that may be used to establish performance criteria are: free cash flow, adjusted free cash flow, base-business net sales, total segment profit, adjusted EBIT/EBITDA, adjusted diluted earnings per share, adjusted gross profit, adjusted operating profit, earnings or earnings per share before income tax (profit before taxes), net earnings or net earnings per share (profit after tax), compound annual growth in earnings per share, operating income, total shareholder return, compound shareholder return, market share, return on equity, average return on invested capital, pre-tax and pre-interest expense return on average invested capital, which may be expressed on a current value basis, or sales growth, marketing, operating or workplan goals.

With respect to incentive stock options, a recipient may not hold incentive stock options with a fair market value in excess of $100,000 in the year in which they are first exercisable, if this limitation is necessary to qualify the option as an incentive stock option. If, upon the grant of an incentive stock option, the recipient possesses more than 10% of the total combined voting power of all of the classes of stock of the Company, the option price for the incentive stock option will be at least 110% of the fair market value of the shares of Class A common stock subject to the option on the grant date, and the option will expire five years after the grant date. Incentive stock options may only be granted to employees of the Company. The Company has no liability to any recipient or other person if an option designated as an incentive stock option fails to qualify as such.

Accelerated Vesting; Change in Control

Each award will vest in whole or in part on terms provided in the award agreement. The 2019 LTIP provides that an award may permit acceleration of vesting requirements and acceleration of the expiration of the applicable term upon such terms and conditions as shall be set forth in the award. The 2019 LTIP provides for “double trigger” rather than “single trigger” accelerated vesting, meaning awards will be accelerated as the result of a change in control where the participant’s employment is involuntarily terminated or the participant terminates for “good reason” in connection with a change in control, or upon a Committee determination that such acceleration is in the best interests of the Company. With respect to performance-based awards, all performance goals will be either deemed achieved at 100% target levels and adjusted pro-rata based on the applicable performance period, or vested based upon actual performance levels, or the greater of target and pro-rated or actual performance. The Committee also may permit acceleration of vesting of such awards in certain events, including in the event of the participant’s death, disability or retirement.

For purposes of the 2019 LTIP, a change in control does not include any direct or indirect spin-off, split-off or similar transaction involving BellRing Brands, Inc. securities by any stockholder of BellRing Brands, Inc. to such stockholder’s stockholders and is otherwise limited to:

•	replacement of a majority of the incumbent board;

•

acquisition or beneficial ownership of the right to direct the vote with respect to more than 50% of the combined voting power of the then outstanding securities of BellRing Brands, Inc. entitled to vote generally in the election of directors (“Voting Control”), excluding:

•	any direct or indirect acquisition or beneficial ownership by BellRing Brands, Inc., Post or any of its or their subsidiaries;

•

the direct or indirect acquisition or beneficial ownership of additional securities of BellRing Brands, Inc. entitled to vote generally in the election of directors or of the right to direct such vote by a person that already beneficially owns Voting Control; or

•	any acquisition or beneficial ownership by any employee benefit plan (or related trust);

•	consummation of a reorganization, merger, share exchange or consolidation (an “LTIP Business Combination”), unless:

•

all or substantially all of the beneficial owners of Voting Control immediately prior to such LTIP Business Combination continue to beneficially own the right to direct the vote with respect to more than 50% of the combined voting power of the then outstanding securities of the entity resulting from the LTIP Business Combination;

•	after the LTIP Business Combination, no person beneficially owns the right to direct the vote with respect to more than 50% of the combined voting power of the then outstanding securities of the entity resulting from the LTIP Business Combination, unless such person beneficially owned Voting Control prior to the LTIP Business Combination; and

•

at least a majority of the members of the board of directors resulting from the LTIP Business Combination were incumbent members of the board of directors at the time of the initial agreement or action of the Board of Directors approving such LTIP Business Combination;

•	sale or other disposition of all or substantially all of the assets of the Company; or

•	the stockholders of the Company approve a plan to liquidate or dissolve the Company.

Notwithstanding the foregoing, a change in control will not have occurred with respect to any award that is subject to Section 409A of the Code to the extent necessary to avoid adverse tax consequences thereunder, unless the transaction constitutes a “change in control event” under Section 409A of the Code.

Award Limits

The 2019 LTIP is the Company’s only equity compensation plan with shares available for future award grants. There are 2,000,000 shares of our Class A common stock available for use under the 2019 LTIP. No more than 2,000,000 shares of Class A common stock may be granted as incentive stock options. Shares of Class A common stock issued under the 2019 LTIP may be authorized and unissued shares or treasury shares. The following shares of Class A common stock may not again be made available for issuance as awards: shares not issued as a result of the net settlement of an outstanding SAR or stock option; shares used to pay the exercise price or withholding taxes related to an outstanding award; or shares repurchased on the open market with the proceeds of a stock option exercise price. The following will not be applied to the share limitations above: any shares subject to an award under the 2019 LTIP to the extent the shares are not used because the award is forfeited, canceled, terminated, expired or lapsed for any reason; and shares and any awards that are granted through the settlement, assumption or substitution of outstanding awards previously granted, or through obligations to grant future awards, as a result of a merger, spin-off, consolidation or acquisition of the employing company with or by us. If an award is settled in cash, the number of shares of Class A common stock on which the award is based will not count toward the above share limits.

No participant will be granted (i) options to purchase shares of Class A common stock and SARs with respect to more than 2,000,000 shares in the aggregate, (ii) any other awards with respect to more than 2,000,000 shares of Class A common stock in the aggregate (or, in the event such award denominated or expressed in terms of number of shares of Class A common stock is paid in cash, the equivalent cash value) or (iii) any cash bonus award not denominated or expressed in terms of number of shares of Class A common stock with a value that exceeds $10,000,000 in the aggregate, in each case, in any twelve-month period under the 2019 LTIP. In addition, for any one non-employee director, the aggregate grant date fair value of awards granted during any calendar year, together with any cash retainers payable to the director and any Company matching contributions credited to the director’s nonqualified deferred compensation account for that calendar year, cannot exceed $500,000 (or $700,000 for a non-employee chairperson of the Board of Directors).

Amendment, Modification and Termination

Subject to the terms of the 2019 LTIP, our Board of Directors may at any time amend, modify or suspend the 2019 LTIP, and the Committee may at any time alter or amend any or all awards under the 2019 LTIP to the extent permitted by law. Any alterations or amendments may be made unilaterally by the Committee, subject to the provisions of the 2019 LTIP, unless such amendments are deemed by the Committee to be materially adverse to the participants and are not required as a matter of law. Amendments are subject to approval of the stockholders of the Company only as required by law, or if the amendment increases the total number of shares of Class A common stock available under the 2019 LTIP, except as adjusted for specified changes in capitalization. The 2019 LTIP shall remain in effect for a term of ten years following September 30, 2019, the date on which it became effective, or until all shares of Class A common stock subject to the 2019 LTIP shall have been purchased or acquired according to the 2019 LTIP provisions, whichever occurs first, unless the 2019 LTIP is sooner terminated pursuant to its complete terms.

Certain U.S. Federal Income Tax Consequences

The following is a summary of the U.S. federal income tax consequences that generally will arise with respect to awards that may be granted under the 2019 LTIP. This summary is based upon the provisions of the Code and regulations promulgated thereunder, as in effect on the date of this prospectus. Changes in the law may modify this discussion, and in some cases, the changes may be retroactive. Further, this summary is not intended to be a complete discussion of all of the federal income tax consequences associated with the 2019 LTIP. Accordingly, for precise advice as to any specific transaction or set of circumstances, participants should consult with their own tax and legal advisors. Participants also should consult with their own tax and legal advisors regarding the application of any state, local and foreign taxes and any federal gift, estate and inheritance taxes.

Incentive Stock Options. Some options may constitute “incentive stock options” within the meaning of Section 422 of the Code. If the Company grants an incentive stock option, the recipient will not be required to recognize income upon the grant of the incentive stock option, and the Company will not be allowed to take a deduction.

Similarly, when the recipient exercises any incentive stock options, provided the recipient has not ceased to be an employee for more than three months before the date of exercise, the recipient will not be required to recognize income, and the Company will not be allowed to take a deduction. For purposes of the alternative minimum tax, however, the amount by which the aggregate fair market value of the Class A common stock acquired on exercise of an incentive stock option exceeds the exercise price of that option generally will be an adjustment included in the recipient’s alternative minimum taxable income for the year in which the incentive stock option is exercised. The Code imposes an alternative minimum tax on a taxpayer whose alternative minimum taxable income, as defined in Section 55(b)(2) of the Code, exceeds the taxpayer’s adjusted gross income.

Additional tax consequences will depend upon how long recipients hold the shares of the Class A common stock received after exercising the incentive stock options. If a recipient holds the shares for more than two years from the date of grant and one year from the date of exercise of the option, upon disposition of the shares, the recipient will not recognize any ordinary income, and the Company will not be allowed to take a deduction. However, the difference between the amount the recipient realizes upon disposition of the shares and the basis (i.e., the amount the recipient paid upon exercise of the incentive stock option) in those shares will be taxed as a long-term capital gain or loss.

If the recipient disposes of shares of Class A common stock acquired upon exercise of an incentive stock option which he or she has held for less than two years from the date of grant or one year from the date of exercise, the recipient generally will recognize ordinary income in the year of the disposition. To calculate the amount of ordinary income that must be recognized upon such a disposition, the recipient must make the following determinations and calculations:

•	determine which is smaller: the amount realized on disposition of the shares or the fair market value of the shares on the date of exercise; and

•	next, subtract the basis in those shares from the smaller amount. This is the amount of ordinary income that the recipient must recognize.

To the extent that the recipient recognizes ordinary income, the Company is allowed to take a deduction. In addition, the recipient must recognize as short-term or long-term capital gain, depending on whether the holding period for the shares exceeds one year, any amount that the recipient realizes upon disposition of those shares which exceeds the fair market value of those shares on the date the recipient exercised the option. The recipient will recognize a short-term or long-term capital loss, depending on whether the holding period for the shares exceeds one year, to the extent the basis in the shares exceeds the amount realized upon disposition of those shares.

As noted above, the excess of the fair market value of the shares of Class A common stock at the time the recipient exercises his or her incentive stock option over the exercise price for the shares is a tax adjustment item for the purposes of the alternative minimum tax.

Non-Qualified Stock Options. If the recipient receives a NQSO, the recipient will not recognize income at the time of the grant of the stock option; however, the recipient will recognize ordinary income upon the exercise of the NQSO. The amount of ordinary income recognized equals the difference between (a) the fair market value of the Class A common stock on the date of exercise and (b) the exercise price. The Company will be entitled to a deduction in the same amount. The ordinary income the recipient recognizes will be subject to applicable tax withholding by the Company. When the recipient sells these shares, any difference between the sales price and the basis (i.e., the exercise price plus the ordinary income recognized by the recipient) will be treated as a capital gain or loss.

Restricted Stock. Unless a timely Section 83(b) election is made as described in the following paragraph, a recipient generally will not recognize taxable income upon the grant of restricted stock because the restricted stock generally will be nontransferable and subject to a substantial risk of forfeiture. A recipient will recognize ordinary income when the restrictions that impose a substantial risk of forfeiture of the shares of Class A common stock or the transfer restrictions lapse. The amount recognized will be equal to the difference between the fair market value of the shares at this time and the original purchase price paid for the shares, if any. The ordinary income recognized by a recipient with respect to restricted stock awarded under the 2019 LTIP will be subject to applicable tax withholding by the Company. If a timely Section 83(b) election has not been made, any dividends received with respect to Class A common stock subject to such restrictions will be treated as additional compensation income and not as dividend income.

A recipient may elect, pursuant to Section 83(b) of the Code, to recognize as ordinary income the fair market value of the restricted stock upon grant, notwithstanding that the restricted stock would otherwise not be includable in gross income at that time. If the election is made within 30 days of the date of grant, then the recipient would include in gross income an amount equal to the difference between the fair market value of the restricted stock on the date of grant and the purchase price paid for the restricted stock, if any. Any change in the value of the shares after the date of grant will be taxed as a capital gain or capital loss only if and when the shares are disposed of by the recipient. If the Section 83(b) election is made, the recipient’s capital gains holding period begins on the date of grant.

The Section 83(b) election is irrevocable. If a Section 83(b) election is made and the recipient then forfeits the restricted stock, the recipient may not deduct as a loss the amount previously included in gross income.

A recipient’s tax basis in shares of restricted stock received pursuant to the 2019 LTIP will be equal to the sum of the amount (if any) the recipient paid for the Class A common stock and the amount of ordinary income recognized by the recipient as a result of making a Section 83(b) election or upon the lapse of the restrictions. Unless a Section 83(b) election is made, the recipient’s holding period for the shares for purposes of determining gain or loss on a subsequent sale will begin on the date the restrictions lapse.

In general, the Company will be entitled to a deduction at the same time and in an amount equal to the ordinary income recognized by a recipient with respect to shares of restricted stock awarded pursuant to the 2019 LTIP.

If, subsequent to the lapse of the restrictions on the shares, the recipient sells the shares, the difference, if any, between the amount realized from the sale and the tax basis of the shares to the recipient will be taxed as a capital gain or capital loss.

Stock Appreciation Rights / Performance Shares / Restricted Stock Units. A recipient generally will not recognize taxable income upon the grant of SARs, performance shares or RSUs. Instead, a recipient will recognize as ordinary income, and the Company will have a corresponding deduction of, any cash delivered and the fair market value of any Class A common stock delivered in payment of an amount due under the SAR, performance share or RSU award. The ordinary income the recipient recognizes will be subject to applicable tax withholding by the Company.

Upon selling any Class A common stock received by a recipient in payment of an amount due under a SAR, performance share or RSU award, the recipient generally will recognize a capital gain or loss in an amount equal to the difference between the sale price of the Class A common stock and the recipient’s tax basis in the Class A common stock (i.e., the ordinary income recognized by the recipient).

Other Stock-Based and Cash-Based Awards. The tax consequences associated with any other stock-based or cash-based award granted under the 2019 LTIP will vary depending on the specific terms of the award, including whether the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the recipient under the award, any applicable holding period and the recipient’s tax basis.

Section 409A of the Code. Pursuant to Section 409A of the Code, significant restrictions have been imposed on the ability to defer the taxation of compensation, including, without limitation, the deferral of income pursuant to some of the arrangements described herein (e.g., performance shares). Violation of Section 409A of the Code triggers immediate inclusion in income and application of income and additional taxes.

Section 280G of the Code and Section 4999 of the Code. Under Section 280G of the Code and Section 4999 of the Code, the Company is prohibited from deducting any “excess parachute payment” to an individual, and the individual must pay a 20% excise tax on any “excess parachute payment.” An individual’s “parachute payments” which exceed his or her average annual compensation will generally be treated as “excess parachute payments” if the present value of such payments equals or exceeds three times the individual’s average annual compensation. A payment generally may be considered a “parachute payment” if it is contingent on a change in control of the Company, as defined in Sections 280G and 4999 of the Code.

Non-U.S. Taxpayers. If the recipient is subject to the tax laws of any country other than the U.S., the recipient should consult his or her own tax and legal advisors to determine the tax and legal consequences of any award received under the 2019 LTIP.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A common stock and our Class B common stock immediately following the completion of the formation transactions and this offering for:

•	each person known by us to beneficially own more than 5% of any class of our voting securities;

•	each named executive officer;

•	each of our directors and any director nominees; and

•	all of our directors, director nominees and executive officers as a group.

The following information has been presented in accordance with the SEC’s rules and is not necessarily indicative of beneficial ownership for any other purpose. Under the SEC’s rules, beneficial ownership of a class of capital stock as of any date includes any shares of that class as to which a person, directly or indirectly, has or shares voting power or investment power as of that date and also any shares as to which a person has the right to acquire sole or shared voting or investment power as of or within 60 days after that date through the exercise of any stock option, warrant or other right (including any conversion or redemption right). The number of shares of our Class A common stock outstanding and the percentage of beneficial ownership immediately following this offering are based on the number of BellRing Brands, LLC Units to be issued in connection with the formation transactions (based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) and the assumed redemption by Post of all of its BellRing Brands, LLC Units for shares of our Class A common stock. Subject to the terms of the amended and restated limited liability company agreement, BellRing Brands, LLC Units may be redeemed for, at the option of BellRing Brands, LLC (as determined by its Board of Managers), shares of our Class A common stock, or for cash. The redemption of BellRing Brands, LLC Units for shares of Class A common stock will be at an initial redemption rate of one share of Class A common stock for one BellRing Brands, LLC Unit, subject to customary redemption rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Amended and Restated Limited Liability Company Agreement.”

The address of each director, director nominee and named executive officer shown in the table below is c/o BellRing Brands, Inc., 2503 S. Hanley Road, St. Louis, Missouri 63144.

	Class A Beneficially Owned				Class B Beneficially Owned
Beneficial Owner Name	Number of Shares		Percentage of Class(1)		Number of Shares	Percentage of Class
Principal Stockholder:
Post Holdings, Inc.(2)	97,474,179	(3)	76.5	(3)	1	100%
Named Executive Officers, Directors and Director Nominees:
Robert V. Vitale	—		—		—	—
Darcy Horn Davenport	—		—		—	—
Paul A. Rode	—		—		—	—
Douglas J. Cornille	—		—		—	—
Thomas P. Erickson	—		—		—	—
Jennifer Kuperman	—		—		—	—
Elliot H. Stein, Jr.	—		—		—	—

All directors, director nominees and executive officers as a group (ten persons)	—		0%		—	0%

*	Less than one percent.
(1)	Assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of our Class A common stock.
(2)

2503 S. Hanley Road, St. Louis, Missouri 63144. Post is a publicly traded company. For information regarding our relationship with Post, see “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post.”

(3)	Represents the shares of Class A common stock that may be acquired upon the redemption of BellRing Brands, LLC Units held by Post.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Unrestricted Subsidiary Designation

As part of the formation transactions and this offering, BellRing Brands, Inc. and its subsidiaries will be designated “unrestricted subsidiaries” under Post’s senior note indentures and secured credit facility (meaning that they will not be guarantors of Post’s senior notes or secured credit facility or subject to the covenants under Post’s senior note indentures or secured credit facility), and any of such entities that are guarantors under Post’s secured credit facility will be released, as guarantors, the liens on their assets will be released and the liens on any of their shares or other equity interests will be released. Thereafter, none of the assets of any such entities or their equity interests, including equity interests in their subsidiaries, will be pledged to secure Post’s debt, and they will not guarantee any of Post’s debt.

Post Bridge Loan

Prior to the completion of this offering, Post will borrow $1,225.0 million under the Post bridge loan pursuant to a bridge facility agreement that Post and certain of its subsidiaries as guarantors (other than BellRing Brands, Inc., but including BellRing Brands, LLC and its domestic subsidiaries) will enter into with various financial institutions, including certain affiliates of the underwriters in this offering. The Post bridge loan will bear interest at a rate per annum equal to (i) for the period from and including October 11, 2019 to but excluding October 21, 2019, the Eurodollar Rate (as such term is defined in the bridge facility agreement) plus 450 basis points, (ii) for the period from and including October 21, 2019 to but excluding October 25, 2019, the Eurodollar Rate plus 500 basis points, (iii) for the period from and including October 25, 2019 to but excluding February 8, 2020, 12.00% and (iv) for the period from and including February 8, 2020 to but excluding the maturity date, 12.25%. Payments of interest on the Post bridge loan are due on October 21, 2019, October 25, 2019, December 31, 2019, and the last day of each quarter thereafter. The Post bridge loan will mature on August 23, 2024.

On the same day this offering is completed, BellRing Brands, LLC will enter into an assignment and assumption agreement with Post and the administrative agent (on behalf of the lenders) under the Post bridge loan pursuant to which (i) BellRing Brands, LLC will become the borrower under the Post bridge loan, and Post and its subsidiary guarantors (which will not include BellRing Brands, LLC or its domestic subsidiaries) will be released from their respective obligations thereunder, (ii) the domestic subsidiaries of BellRing Brands, LLC will continue to guarantee the Post bridge loan and (iii) BellRing Brands, LLC’s obligations under the Post bridge loan will become secured by a first priority security interest in substantially all of the assets of BellRing Brands, LLC and in substantially all of the assets of its subsidiary guarantors. Post will retain the net cash proceeds of the Post bridge loan. BellRing Brands, Inc. will contribute the net proceeds of this offering to BellRing Brands, LLC, which will use such net proceeds to repay a portion of the Post bridge loan and related interest.

Debt Facilities

Immediately after the completion of the formation transactions and the completion of this offering, BellRing Brands, LLC expects to enter into the debt facilities consisting of a $200.0 million revolving credit facility and an approximately $700.0 million term loan facility, and use the proceeds of the borrowings thereunder to repay the remaining balance of the Post bridge loan and all interest thereunder and for the other purposes described under “Use of Proceeds.” A final determination as to whether to enter into any such debt facilities will be made by the BellRing Brands, LLC Board of Managers after completion of this offering. While we expect that the Board of Managers will determine to enter into the debt facilities and borrow funds under the debt facilities, we can provide no assurance that the Board of Managers will make such a determination. We anticipate that BellRing Brands, LLC, if its Board of Managers determines to borrow under the debt facilities, will borrow the full amount available under the term loan facility and approximately $73.0 million under the revolving credit facility (based upon the midpoint of the estimated offering price range set forth on the cover page of this prospectus), resulting in net proceeds to BellRing Brands, LLC of approximately $6.1 million, after deducting fees and expenses (including original issue discount with respect to the term loan facility), repayment of the remaining portion of the Post bridge loan and related interest and repayment of cash and cash equivalents to Post.

We expect that the revolving credit facility also will be available for working capital and for general corporate purposes (including acquisitions) and that a portion of the revolving credit facility will be available for up to approximately $20.0 million in letter of credit issuances. The debt facilities also may include incremental revolving and term loan facilities at our request and at the discretion of the lenders, on terms to be agreed upon with such lenders.

We expect the debt facilities to contain customary representations and warranties that are made at closing and upon each borrowing under the debt facilities, and customary affirmative and negative covenants for agreements of this type, including requirements regarding the delivery of financial and other information, compliance with laws and limitations on BellRing Brands, LLC and its subsidiaries with respect to indebtedness, liens, fundamental changes, restrictive agreements, prepayments and amendments of other indebtedness, dispositions of assets, acquisitions and other investments, sale-leaseback transactions, changes in the nature of its business, transactions with affiliates, dividends and redemptions or repurchases of stock. In addition, we will be required to maintain a maximum total net leverage ratio not to exceed 6.00:1.00, as measured at the end of any fiscal quarter, commencing with the first full fiscal quarter after the closing date of the debt facilities.

We expect that the BellRing Brands, LLC obligations under the debt facilities will be unconditionally guaranteed by its existing and subsequently acquired or organized domestic subsidiaries (other than immaterial subsidiaries) and that the debt facilities will be secured by security interests on substantially all of the assets of BellRing Brands, LLC and the assets of its subsidiary guarantors, subject to limited exceptions. BellRing Brands, Inc. will not be an obligor or guarantor under the debt facilities, nor will BellRing Brands, Inc. pledge its BellRing Brands, LLC Units as collateral.

We expect that the interest rate for the term loan facility will be, at our option, either (a) a LIBOR rate or (b) a base rate determined by reference to the highest of (i) the prime rate, (ii) the federal funds rate plus 0.50% per annum and (iii) one-month LIBOR plus 1.00% per annum, in each case plus an applicable margin of 5.00% for LIBOR loans or 4.00% for base rate loans. We expect that the term loan facility will require scheduled amortization payments in an annual amount equal to 5.00% of the original principal amount of the term loans, payable quarterly (commencing on March 31, 2020), with the balance to be paid at maturity on October 21, 2024. We expect that the term loan facility will provide for customary mandatory prepayment provisions, including provisions for mandatory prepayment (a) from the net cash proceeds of certain asset sales and (b) beginning with the fiscal year ending September 30, 2020, 75% of annual excess cash flow (which percentage will be reduced to 50% if the secured net leverage ratio is below a specified level as of a fiscal year end), and will provide that the terms loans may be optionally prepaid at 101% of the principal amount thereof at any time during the first year of the facility, and without premium or penalty thereafter.

We expect that the interest rate for the revolving credit facility will be, at our option, either (a) a LIBOR rate or (b) a base rate determined in the same manner as for the term loan facility, in each case plus an applicable margin. The applicable margin during the first full fiscal quarter following the closing date will be 4.25% for LIBOR loans and 3.25% for base rate loans. We expect that, following the first full fiscal quarter after the closing date, the applicable margin for LIBOR loans and base rate loans will be (i) 4.25% and 3.25%, respectively, if the secured net leverage ratio is greater than or equal to 3.50:1:00, (ii) 4.00% and 3.00%, respectively, if the secured net leverage ratio is less than 3.50:1:00 and greater than or equal to 2.50:1.00 or (iii) 3.75% and 2.75%, respectively, if the secured net leverage ratio is less than 2.50:1:00. We expect that BellRing Brands, LLC will pay the revolving lenders a facility fee per annum on the average daily unused portion of the revolving commitments through the maturity date for the applicable revolving credit commitments, which fee varies between 0.50% and 0.25% based on the total secured net leverage ratio as of each fiscal quarter end. We expect that the revolving credit facility will have a maturity date of October 21, 2024.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the consummation of this offering. This summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, each of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of Delaware law. You are encouraged to read our amended and restated certificate of incorporation and our amended and restated bylaws for greater detail on the provisions that may be important to you.

Capital Stock

In connection with the formation transactions and this offering, we intend to amend and restate our certificate of incorporation so that our authorized capital stock will consist of 500,000,000 shares of Class A common stock, par value $0.01 per share, one share of Class B common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

After consummation of this offering, we expect to have 30,000,000 shares of our Class A common stock outstanding (or 34,500,000 shares if the underwriters exercise their over-allotment option in full), one share of our Class B common stock outstanding and no shares of preferred stock outstanding. We have received approval to list our Class A common stock on the NYSE under the symbol “BRBR”.

Common Stock

Voting. Holders of our Class A common stock will be entitled to one vote for each share held on all matters submitted to stockholders for their vote or approval. For so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units, the aggregate voting power of the share of our Class B common stock will represent 67% of the combined voting power of the common stock of BellRing Brands, Inc. and, in the aggregate, the holders of the Class A common stock will have 33% of the combined voting power of the common stock of BellRing Brands, Inc. In the event that Post and its affiliates (other than us) hold 50% or less of the BellRing Brands, LLC Units, the holder of the share of Class B common stock shall be entitled to a number of votes equal to the number of BellRing Brands, LLC Units held by all persons other than us; provided, that (i) Post, or its applicable affiliate, as the holder of the share of our Class B common stock, will only be entitled to cast a number of votes on its own behalf and at its own discretion equal to the number of BellRing Brands, LLC Units held by Post and its affiliates (other than us), and (ii) in the event that any BellRing Brands, LLC Units are held by persons other than us or Post and its affiliates, then Post, or its applicable affiliate, as the holder of the share of our Class B common stock, will cast the remainder of the votes to which the share of our Class B common stock is entitled only in accordance with instructions and directions from such other holders of the BellRing Brands, LLC Units in accordance with proxies granted by Post to, or voting agreements or other voting arrangements entered into by Post with, such other holders pursuant to the amended and restated limited liability company agreement. The holders of our Class A common stock and the holder of our Class B common stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except with respect to any amendment of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of a class of our common stock so as to affect it adversely, which amendment must be approved by a majority of the votes entitled to be cast by the holders of the shares adversely affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Following the formation transactions and this offering, Post will own the share of our Class B common stock and will therefore control 67% of the combined voting power of our outstanding common stock. In any event, Post will be able to control our business policies and affairs and any action requiring the general approval of our stockholders, including the adoption of amendments to our amended and restated certificate of incorporation and our amended and restated bylaws, the approval of mergers or sales of substantially all of our assets and the removal of members of our Board of Directors with or without cause. For so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, Post also will have the power to nominate a majority of the members to our Board of Directors under our investor rights agreement. The concentration of ownership and voting power of Post also may delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without the support of Post, even if such events are in the best interests of minority stockholders.

Dividends. The holders of our Class A common stock will be entitled to receive dividends when, as and if declared by our Board of Directors out of legally available funds. The holder of our Class B common stock will not have any right to receive dividends.

Liquidation or Dissolution. Upon our liquidation or dissolution, the holders of our Class A common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than its par value, the holder of our Class B common stock will not have any right to receive a distribution upon a liquidation or dissolution of our Company.

Redemption. Subject to the terms of the amended and restated limited liability company agreement, BellRing Brands, LLC Units will be redeemable for, at BellRing Brands, LLC’s option (as determined by its Board of Managers), (i) shares of our Class A common stock or (ii) cash (based on the market price of the shares of our Class A common stock). Each such redemption will be at an initial redemption rate of one share of Class A common stock for one BellRing Brands, LLC Unit, subject to customary redemption rate adjustments for stock splits, stock dividends and reclassifications.

Transferability. The share of our Class B common stock will initially be owned by Post and may not be transferred except to an affiliate of Post (other than us); provided that Post may grant one or more proxies to, or enter into one or more voting agreements or other voting arrangements with, any persons other than us or Post’s affiliates to whom Post or any of its affiliates (other than us) transfers BellRing Brands, LLC Units pursuant to the amended and restated limited liability company agreement, and Post may transfer the share of our Class B common stock in connection with any distribution of its ownership interests in BellRing Brands, LLC by means of a spin-off or split-off to its shareholders.

Other Matters. Our Class A common stock and our Class B common stock will have no preemptive rights pursuant to the terms of our amended and restated certificate of incorporation. There will be no redemption or sinking fund provisions applicable to our Class A common stock or our Class B common stock. The outstanding share of our Class B common stock issued in connection with the formation transactions will be fully paid and non-assessable, and the shares of our Class A common stock offered by us in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock

Following the formation transactions and this offering, we will be authorized to issue up to 50,000,000 shares of preferred stock. Our Board of Directors will be authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our Board of Directors also will be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by our stockholders, subject to applicable rules of the NYSE and Delaware law.

Authorizing our Board of Directors to establish preferred stock eliminates delays associated with seeking stockholder approval of the creation of a particular class or series of preferred stock. The rights of the holders of common stock are subject to the rights of holders of any preferred stock issued at any time, including in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our Class A common stock and our Class B common stock, which could have an adverse impact on the market price of our Class A common stock. These provisions also could make it more difficult for our stockholders to effect certain corporate actions, including the election of directors. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Corporate Opportunities

The Delaware General Corporation Law permits the adoption of a provision in a corporation’s certificate of incorporation renouncing any interests or expectancy of a corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or to one or more of its directors, officers or stockholders.

Our amended and restated certificate of incorporation will include certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Post and its directors, officers, employees, agents and affiliates (except that we and our subsidiaries will not be deemed affiliates of Post or its affiliates for purposes of these provisions) and our rights, powers, duties and liabilities and those of our directors, officers, managers, employees and agents in connection with our relationship with Post. In general, and except as may be set forth in any agreement between us and Post, these provisions will provide that Post and its affiliates may carry on and conduct any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as us; Post and its affiliates may do business with any of our customers, vendors and lessors; and Post and its affiliates may make investments in any kind of property in which we may make investments. In addition, these provisions will provide that we renounce any interest or expectancy to participate in any business of Post or its affiliates.

Moreover, our amended and restated certificate of incorporation will provide that we renounce any interests or expectancy in corporate opportunities which become known to (i) any of our directors, officers, managers, employees or agents who also are directors, officers, employees, agents or affiliates of Post or its affiliates (except that we and our subsidiaries will not be deemed affiliates of Post or its affiliates for the purposes of the provision) or (ii) Post or its affiliates. The provision generally will provide that neither Post nor our directors, officers, managers, employees or agents who also are directors, officers, employees, agents or affiliates of Post or its affiliates will be liable to us or our stockholders for breach of any fiduciary duty solely by reason of the fact that any such person pursues or acquires any corporate opportunity for the account of Post or its affiliates, directs, recommends or transfers such corporate opportunity to Post or its affiliates or does not offer or communicate information regarding such corporate opportunity to us or any person controlled by us because such person has directed or intends to direct such opportunity to Post or one of its affiliates. This renunciation will not extend to corporate opportunities expressly offered to one of our directors, officers, managers, employees or agents, solely in his or her capacity as a director, officer, manager, employee or agent of us.

These provisions in our amended and restated certificate of incorporation will cease to apply at such time as (i) we and Post and its affiliates are no longer affiliates of one another and (ii) none of the directors, officers, employees, agents or affiliates of Post serve as our directors, officers, managers, employees or agents. See “Risk Factors—Risks Related to Our Relationship with Post—Post’s interests may conflict with our interests and the interests of our stockholders. Conflicts of interest or disputes between Post and our Company could be resolved in a manner unfavorable to our Company and our other stockholders” and “—Our amended and restated certificate of incorporation could prevent us from benefiting from corporate opportunities that might otherwise have been available to us.”

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our Board of Directors.

These provisions include:

Action by Written Consent; Special Meetings of Stockholders. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that, following the date on which Post and its various affiliates cease to own of record more than 50% of the BellRing Brands, LLC Units (the “triggering event”), stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Prior to the triggering event, stockholder action may be taken by written consent in lieu of a meeting. Our amended and restated bylaws also will provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the affirmative vote of a majority of the entire Board of Directors, the Chairperson of the Board of Directors, by the Secretary, on the written request of Post and its successors (but only for so long as Post and its subsidiaries own of record, in the aggregate, more than 50% of the BellRing Brands, LLC Units) or the President. Except as described above, stockholders will not be permitted to call a special meeting or to require our Board of Directors to call a special meeting.

Advance Notice Procedures. Our amended and restated bylaws will contain provisions requiring that advance notice be delivered to us of any business to be brought by a stockholder before an annual meeting and providing for procedures to be followed by stockholders in nominating persons for election to our Board of Directors. Ordinarily, the stockholder must give notice in writing to our Secretary not less than 90 days nor more than 120 days prior to the date of the first anniversary of the prior year’s annual meeting (and for purposes of calculating this date with respect to the first annual meeting after the date of this offering, the annual meeting for the prior year shall be deemed to have been held on January 24, 2019); except that, in the event that the date of the meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be received not earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of the annual meeting is first made, except that such advance notice requirements shall not apply to Post with respect to business to be brought by Post before an annual meeting and, for so long as the investor rights agreement is in effect, such advance notice requirements shall not apply to Post with respect to any individual nominated or designated by Post for election or appointment to our Board of Directors. For stockholder proposals, the notice must include a description of the proposal, the reasons for the proposal and other specified matters. Our Board of Directors may reject any proposals that have not followed these procedures or that are not a proper subject for stockholder action in accordance with the provisions of applicable law. Although our amended and restated bylaws will not give our Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Directors, and Not Stockholders, Fix the Size of the Board of Directors. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of our Board of Directors, but in no event will it consist of less than five nor more than twelve directors. Upon consummation of this offering, our Board of Directors will consist of five members.

Vacancies and Newly-Created Directorships on the Board of Directors. Subject to the rights of holders of any class or series of our capital stock outstanding, other than our common stock, and the rights of Post under the investor rights agreement (for so long as it remains in effect), any vacancy on our Board of Directors occurring for any reason prior to the expiration of the term of the director class in which the vacancy occurs (including vacancies which occur by reason of an increase in the number of directors) will be filled by (i) the affirmative vote of a majority of the remaining directors, even if less than a quorum, (ii) at a special meeting of the stockholders called for such purpose or (iii) prior to the triggering event, by written consent of one or more of our stockholders. A director elected to fill a vacancy will be elected for the unexpired term of his or her predecessor. These provisions could make it more difficult for stockholders to affect the composition of our Board of Directors.

Classified Board of Directors. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that our Board of Directors will be divided into three classes of directors serving staggered three-year terms. The number of directors assigned to each class will be as equal as reasonably possible. With respect to the members of the Board in office immediately after consummation of this offering, the first class of directors will hold office until the first annual stockholders’ meeting for election of directors, the second class of directors will hold office until the second annual stockholders’ meeting for election of directors, and the third class of directors will hold office until the third annual stockholders’ meeting for election of directors. Each class will thereafter hold office until the third annual stockholders’ meeting for election of directors following the most recent election of such class and until their successors are duly elected and qualified. With only a portion of the Board of Directors up for election each year, the existence of a classified Board of Directors could render more difficult or discourage an attempt to obtain control of our Company because it would take more than one annual meeting to do so.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to applicable rules of the NYSE and Delaware law. These additional shares may be utilized for a variety of corporate purposes, including future public offerings or private offerings to raise additional capital, corporate acquisitions and employee benefit plans and equity grants. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise. We do not intend to solicit approval of our stockholders for issuance of authorized but unissued shares of our common stock and preferred stock, unless our Board of Directors believes that approval is advisable or is required by applicable rules of the NYSE or Delaware law.

Business Combinations with Interested Stockholders. We intend to elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date on which the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. Nevertheless, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that Post and its various affiliates, successors and certain transferees designated by Post (including any such person who is granted a proxy by, or enters into a voting agreement with, Post pursuant to the amended and restated limited liability company agreement) will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Amendments to Certificate of Incorporation and Bylaws

The Delaware General Corporation Law provides that a corporation may amend its certificate of incorporation upon a resolution of its board of directors proposing the amendment and its submission to the stockholders for their approval upon the affirmative vote of holders of a majority of the voting power entitled to vote thereon. Our amended and restated certificate of incorporation will provide that our amended and restated

certificate of incorporation may be amended in accordance with and upon the vote prescribed by Delaware law, except that:

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The holders of our Class A common stock and our Class B common stock will each be entitled to vote separately upon any amendment to our amended and restated certificate of incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of the shares of such class of common stock in a manner that affects them adversely.

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Section 10 of our amended and restated certificate of incorporation (relating to indemnification) may be amended (or a provision inconsistent with Section 10 adopted) only upon the affirmative vote of not less than 85% of all of the voting power of all of the outstanding shares of our common stock then entitled to vote in the election of directors, voting together as a single class.

The Delaware General Corporation Law provides that the power to adopt, amend or repeal the bylaws of a corporation is held by the stockholders of the corporation, except that a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal its bylaws upon the board of directors of the corporation, but the fact that such power has been so conferred upon the board of directors will not divest the stockholders of such power or limit their power to adopt, amend or repeal the bylaws. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that a majority of all of the members of our Board of Directors may amend, alter, change or repeal any provision of our amended and restated bylaws, except that our Board of Directors may not amend, alter, change or repeal any provision of the bylaws relating to their amendment in any manner that alters the stockholders’ power to amend, alter, change or repeal the bylaws. Our amended and restated certificate of incorporation and our amended and restated bylaws also will provide that the stockholders may amend, alter, change or repeal any provision of our amended and restated bylaws upon the affirmative vote of a majority of all of the voting power of the Company entitled to vote thereon, except that the stockholders will not have the power to amend, alter, change or repeal any provision of the bylaws relating to their amendment in any manner that alters our Board of Directors’ power to amend, alter, change or repeal the bylaws.

Directors’ Liability; Indemnification of Directors and Officers

The Delaware General Corporation Law permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

The Delaware General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action or suit (i.e., one by or in the right of the corporation), indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees and agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if such person has been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provide that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our directors and certain of our executive officers that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Listing and Trading

Our Class A common stock is currently not listed on any securities exchange. We have received approval to have our Class A common stock listed on the NYSE under the symbol “BRBR”.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our Class A common stock will be Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect prevailing market prices for shares of our Class A common stock. Furthermore, since not all of the shares of our Class A common stock outstanding will be available for sale immediately after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of our Class A common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our Class A common stock as well as our ability to raise equity capital in the future.

All of the 30,000,000 shares of Class A common stock (or 34,500,000 shares if the underwriters exercise their over-allotment option in full) outstanding following this offering will have been issued in this offering and will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act.

Immediately following the consummation of the formation transactions and this offering, the members of BellRing Brands, LLC will consist of BellRing Brands, Inc. and Post. Post will hold 97,474,179 BellRing Brands, LLC Units equal to 76.5% of the economic interest in BellRing Brands, LLC (or 73.9% if the underwriters exercise their over-allotment option in full) and one share of our Class B common stock, which, so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as described in this prospectus, will represent 67% of the combined voting power of our outstanding common stock. Pursuant to the terms of the amended and restated limited liability company agreement, the holders of BellRing Brands, LLC Units (other than us) may from time to time redeem their BellRing Brands, LLC Units for, at the option of BellRing Brands, LLC (as determined by its Board of Managers), (i) shares of our Class A common stock on a one-for-one equivalent basis or (ii) cash (based on the market price of the shares of our Class A common stock), subject to customary redemption rate adjustments for stock splits, stock dividends and reclassifications. The share of BellRing Brands, Inc. Class B common stock will be initially owned by Post and may only be transferred to affiliates of Post (other than us). The 97,474,179 shares of our Class A common stock issuable upon redemption of BellRing Brands, LLC Units held by Post would be considered “restricted securities,” as that term is defined in Rule 144 at the time of this offering.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act.

Lock-Up Agreements

Post and certain of our executive officers and directors will enter into lock-up agreements under which they will agree not to sell or otherwise transfer shares of our Class A common stock or BellRing Brands, LLC Units or securities, convertible into or exchangeable for shares of our Class A stock as applicable, for a period of 180 days after the date of this prospectus. These lock-up restrictions may be extended in specified circumstances and are subject to certain exceptions. For more information, see “Underwriting (Conflicts of Interest).” As a result of these contractual restrictions, shares of our Class A common stock and the other securities subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters. When determining whether or not to release our Class A common stock and other securities from lock-up agreements, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such release or waiver for one of our directors or officers, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver.

In addition, we will agree with the underwriters not to sell any shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions, including for sales in connection with this offering or with the grant or exercise of stock based equity awards. The underwriters may, at any time, waive these restrictions.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, once we have been subject to public company reporting requirements for at least ninety days, a person who has beneficially owned shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate of us, and who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the ninety days preceding a sale, will be entitled to sell, upon expiration of the lock-up agreements described above, such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. Such a non-affiliated person who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate of us, will be entitled to sell these shares without limitation.

In general, under Rule 144, our affiliates or persons selling shares on behalf of our affiliates will be entitled to sell upon expiration of the 180-day lock-up period described above, within any three-month period, a number of shares that does not exceed the greater of:

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1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 300,000 shares immediately after this offering (assuming the underwriters do not elect to exercise their over-allotment option to purchase additional shares of our Class A common stock); or

•	the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks before a notice of the sale is filed on Form 144 with respect to such sale.

Sales by our affiliates or persons selling shares on behalf of our affiliates under Rule 144 also are subject to manner of sale and notice provisions and to the availability of public information about us.

Registration Statement on Form S-8

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our Class A common stock reserved for issuance under the 2019 LTIP. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of our Class A common stock that will be covered by that registration statement and issued pursuant to the terms of the 2019 LTIP will be eligible for sale by the recipient in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

Registration Rights

On the date this offering is completed, we will enter into an investor rights agreement with Post pursuant to which, among other things, we will grant Post and its affiliates certain registration rights with respect to our Class A common stock owned by Post and its affiliates. For more information, see “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post—Investor Rights Agreement.” Pursuant to the lock-up arrangements described above, Post and its affiliates will agree not to exercise those rights during the lock-up period without the prior written consent of the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Pre-Offering Relationship with Post

We currently operate as Post’s Active Nutrition business. As a result, in the ordinary course of our business, Post has provided us with various services, including finance, information technology, legal, human resources, quality, supply chain and purchasing functions. Our combined statement of operations and comprehensive income includes allocations of general and administrative costs, including stock-based compensation expense, related to these functions. For more information regarding these allocations, see Note 8 of “Notes to Condensed Combined Financial Statements” for the nine months ended June 30, 2019 and 2018 and Note 10 of “Notes to Combined Financial Statements” for the three fiscal years ended September 30, 2018 included in this prospectus.

We also will enter into certain agreements with Post in connection with this offering and relating to our relationship with Post after this offering, which are described below.

Post-Offering Relationship with Post

We will enter into the following agreements with Post relating to this offering and our relationship with Post after this offering:

•	the master transaction agreement;

•	the employee matters agreement;

•	the investor rights agreement;

•	the amended and restated limited liability company agreement;

•	the tax matters agreement;

•	the tax receivable agreement; and

•	the master services agreement.

The material terms to be included in each of these agreements are summarized below. The summary of each such agreement is qualified by reference in its entirety to the full text of the applicable agreement, each of which are or will be filed as an exhibit to the registration statement of which this prospectus is a part.

Master Transaction Agreement. Prior to the completion of this offering, BellRing Brands, Inc. and BellRing Brands, LLC will enter into the master transaction agreement with Post which will set forth the agreements among BellRing Brands, Inc., BellRing Brands, LLC and its subsidiaries, and Post and its subsidiaries (other than us), regarding the principal transactions required to effect the formation transactions and this offering, and will govern the relationship between Post and us after this offering. For a description of the formation transactions, see “Prospectus Summary—Formation Transactions.”

Formation Transactions and Allocation of Assets and Liabilities. The master transaction agreement will detail the steps and related timing for each of the formation transactions. The master transaction agreement also will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of BellRing Brands, LLC and Post as part of the separation of the Active Nutrition business from Post.

The master transaction agreement will provide, among other things, that, subject to certain exceptions and the terms and conditions contained therein, on the date this offering is completed:

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the assets exclusively related to the business and operations of Post’s Active Nutrition business as well as certain other assets mutually agreed upon by Post and BellRing Brands, LLC, which we collectively refer to as the “BellRing Brands, LLC Assets,” will, to the extent not already held by BellRing Brands, LLC or one of its subsidiaries, be transferred to BellRing Brands, LLC or one of its subsidiaries;

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certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the BellRing Brands, LLC Assets, and other liabilities related to the businesses and operations of Post’s Active Nutrition business, as well as certain other liabilities mutually agreed upon by Post and BellRing Brands, LLC, which we collectively refer to as the “BellRing Brands, LLC Liabilities,” will be retained by or transferred to BellRing Brands, LLC or one of its subsidiaries; and

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all other assets and liabilities (including whether accrued, contingent or otherwise) other than the independent liabilities of BellRing Brands, Inc. which are not otherwise included in the BellRing Brands, LLC Liabilities (such liabilities are referred to as the “BellRing Brands, Inc. Liabilities”), the BellRing Brands, LLC Assets and the BellRing Brands, LLC Liabilities (such assets and liabilities, other than the BellRing Brands, Inc. Liabilities, the BellRing Brands, LLC Assets and the BellRing Brands, LLC Liabilities, are referred to as the “Post Assets” and the “Post Liabilities,” respectively) will be retained by or transferred to Post or one of its subsidiaries (other than BellRing Brands, Inc. and BellRing Brands, LLC and its subsidiaries).

Except as may expressly be set forth in the master transaction agreement or any other ancillary agreements, all assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that (1) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (2) any necessary consents or governmental approvals may not be obtained or any requirements of laws or judgments may not be complied with.

Claims. The master transaction agreement will provide that, in general, Post and BellRing Brands, LLC will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Further Assurances. The master transaction agreement will provide that, to the extent that any transfers or assignments contemplated by the master transaction agreement have not been consummated immediately after this offering, the parties will agree to cooperate to effect such transfers as promptly as practicable following this offering. In addition, pursuant to the master transaction agreement, each of the parties will agree to cooperate with the other parties and use reasonable best efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the master transaction agreement and the other ancillary agreements.

Initial Public Offering. Pursuant to the master transaction agreement, we will cooperate with Post to accomplish this offering and will, at Post’s request, promptly take any and all actions necessary or desirable to effect this offering.

Releases. The master transaction agreement will provide that, except as otherwise provided in the master transaction agreement or any other ancillary agreements, each of BellRing Brands, Inc. and BellRing Brands, LLC, on the one hand, and Post, on the other hand, will release and forever discharge the other party(ies) and their respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the consummation of this offering. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the master transaction agreement and the ancillary agreements.

Financial Reporting Covenants; Auditors and Audits; Annual Financial Statements and Accounting. Under the master transaction agreement each of BellRing Brands, Inc. and BellRing Brands, LLC will agree that, until such time as Post is no longer required to include, for any fiscal year presented in any Form 10-K of Post, the consolidated results of operations and financial position of BellRing Brands, Inc. or any of its subsidiaries or to account for its investment in BellRing Brands, Inc. or any of its subsidiaries under the equity method of accounting, among other things (all references to “BellRing Brands, Inc. and its subsidiaries” include BellRing Brands, LLC and its subsidiaries, as applicable):

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BellRing Brands, Inc. and its subsidiaries will maintain disclosure controls and procedures and internal control over financial reporting that will provide reasonable assurance that, among other things, (1) its annual and quarterly financial statements are reliable and timely prepared in accordance with GAAP and applicable law, (2) its transactions are recorded as necessary to permit the preparation of its financial statements, (3) receipts and expenditures are authorized at the appropriate level within BellRing Brands, Inc. and its subsidiaries, as applicable and (4) unauthorized uses and dispositions of assets that could have a material effect on its financial statements are prevented or detected in a timely manner;

•	BellRing Brands, Inc. and its subsidiaries will maintain the same fiscal year as Post;

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BellRing Brands, Inc. and/or BellRing Brands, LLC will establish a disclosure committee that will review BellRing Brands, Inc.’s Forms 10-K, 10-Q and other significant filings with the SEC, and permit employees selected by Post to attend such committee’s meetings;

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BellRing Brands, Inc. will coordinate with Post regarding the timing and content of BellRing Brands, Inc.’s earnings releases and financial guidance, and BellRing Brands, Inc. and its subsidiaries will cooperate fully (and cause their independent auditors to cooperate fully) with Post in connection with any of Post’s SEC, NYSE (or such other national security exchange on which the Class A common stock is listed) and other public filings, press releases and public and private offering documents;

•	BellRing Brands, Inc. and its subsidiaries will not change their independent auditors without Post’s prior written consent;

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BellRing Brands, Inc. and its subsidiaries will use their reasonable best efforts to enable their independent auditors to complete their audits of BellRing Brands, Inc.’s and its subsidiaries’ financial statements in a timely manner so as to permit timely filing of Post’s public filings;

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BellRing Brands, Inc. and its subsidiaries will provide to Post and its independent auditors all information required for Post to meet its schedule for the filing and distribution of its financial statements and to make available to Post and its independent auditors all documents necessary for the annual audit of BellRing Brands, Inc. and its subsidiaries as well as access to the responsible company personnel so that Post and its independent auditors may conduct their audits relating to BellRing Brands, Inc.’s and its subsidiaries’ financial statements;

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BellRing Brands, Inc. and its subsidiaries will adhere to certain specified Post accounting policies and notify and consult with Post regarding any changes to accounting principles and estimates used in the preparation of financial statements, and any deficiencies in, or violations of law in connection with, internal control over financial reporting;

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BellRing Brands, Inc. and its subsidiaries will, at the times and in the manner set forth in the master transaction agreement, deliver to Post consolidated financial statements and other financial information, quarterly business process reviews, annual budgets and financial projections, and other information reasonably requested by Post, and make their personnel and the personnel of their independent auditors available to Post; and

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BellRing Brands, Inc. and its subsidiaries will promptly report in reasonable detail to Post the following events or circumstances that they become aware of: (1) significant deficiencies and material weaknesses which are reasonably likely to adversely affect any of their ability to report financial information; (2) any fraud that involves management or other employees who have a significant role in their internal control over financial reporting; (3) illegal acts; and (4) any report of a material violation of law made pursuant to the SEC’s attorney conduct rules.

Indemnification. The master transaction agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Post’s business with Post. Specifically, BellRing Brands, LLC and Post will indemnify, defend and hold harmless the other party and its affiliates and subsidiaries and their respective officers, directors, employees and agents (collectively, the “indemnified parties”) for any losses arising out of or otherwise in connection with:

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the liabilities that each such party assumed or retained pursuant to the master transaction agreement (which, in the case of BellRing Brands, LLC, would include the BellRing Brands, Inc. Liabilities and the BellRing Brands, LLC Liabilities and, in the case of Post, would include the Post Liabilities) and the other ancillary agreements;

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the failure of BellRing Brands, Inc., BellRing Brands, LLC or Post to pay, perform or otherwise promptly discharge any of the BellRing Brands, Inc. Liabilities, the BellRing Brands, LLC Liabilities or the Post Liabilities, respectively, in accordance with their terms, whether prior to, at or after the consummation of this offering;

•	any breach by such party (which, in the case of BellRing Brands, LLC, would include a breach by BellRing Brands, Inc.) of the master transaction agreement or the other ancillary agreements; and

•

except to the extent relating to a BellRing Brands, LLC Liability, in the case of Post, or a Post Liability, in the case of BellRing Brands, LLC, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement or arrangement for the benefit of Post or BellRing Brands, LLC, respectively.

Pursuant to the master transaction agreement, BellRing Brands, LLC also will indemnify, defend and hold harmless the Post indemnified parties for any losses arising out of or otherwise in connection with any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information (1) contained in the registration statement of which this prospectus is a part or any prospectus (other than information provided by Post to us specifically for inclusion in the registration statement of which this prospectus is a part, or any prospectus), (2) contained in any public filings made by BellRing Brands, Inc. with the SEC following this offering or (3) provided by us to Post specifically for inclusion in Post’s annual, quarterly or current reports or proxy statements following this offering to the extent (A) such information pertains to us or our business and (B) Post has provided prior written notice to us that such information will be included in one or more annual, quarterly or current reports or proxy statements, specifying how such information will be presented, and the information is included in such annual, quarterly or current reports or proxy statements (except, in the case of this clause (B), for liabilities arising out of or resulting from, or in connection with, any action or inaction of Post or any of its subsidiaries (other than us), including as a result of any misstatement or omission of any information by Post to us).

Pursuant to the master transaction agreement, Post also will indemnify, defend and hold harmless our indemnified parties for any losses arising out of or otherwise in connection with any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information (1) contained in the registration statement of which this prospectus is a part or any prospectus provided by Post specifically for inclusion therein to the extent such information pertains to (A) Post or (B) Post’s business (for the avoidance of doubt, other than our business) and (2) provided by Post to us specifically for inclusion in BellRing Brands, Inc.’s annual, quarterly or current reports or proxy statements following this offering to the extent (A) such information pertains to (x) Post or (y) Post’s business (for the avoidance of doubt, other than our business) or (B) BellRing Brands, Inc. has provided written notice to Post that such information will be included in one or more of its annual, quarterly or current reports or proxy statements, specifying how such information will be presented, and the information is included in such annual, quarterly or current reports or proxy statements (except, in the case of this clause (B), for liabilities arising out of or resulting from, or in connection with, any action or inaction of us, including as a result of any misstatement or omission of any information by us to Post).

The master transaction agreement also will specify procedures with respect to claims subject to indemnification and related matters.

Expenses. Under the master transaction agreement, we will pay all costs, fees and expenses incurred in connection with this offering and the formation transactions (other than costs, fees and expenses relating to the Post bridge loan as described below), or, upon the request of Post, will reimburse Post or its subsidiaries (other than us) with respect to any such costs, fees and expenses previously paid by Post or its subsidiaries (other than us). BellRing Brands, LLC will, and will cause its subsidiaries to, pay all principal and interest under the Post bridge loan; provided, however, that costs, fees and expenses incurred prior to this offering in connection with obtaining the Post bridge loan will be borne solely by Post and its subsidiaries (other than us).

Following the completion of this offering, BellRing Brands, LLC will, and will cause its subsidiaries to, pay to Post an amount equal to the value of all cash and cash equivalents, in each case determined in accordance with GAAP, held by BellRing Brands, LLC and its subsidiaries as of immediately prior to the consummation of this offering.

Other Provisions. The master transaction agreement also will govern other matters related to the consummation of this offering, the provision and retention of records, access to information, confidentiality, cooperation with respect to governmental filings and third party consents and insurance.

Termination. The master transaction agreement may be terminated at any time prior to the completion of this offering by Post. The master transaction agreement may be terminated at any time after the completion of this offering only with the mutual consent of each of Post, BellRing Brands, Inc. and BellRing Brands, LLC.

Employee Matters Agreement. As part of the formation transactions and this offering, BellRing Brands, Inc. and BellRing Brands, LLC will enter into the employee matters agreement with Post. The employee matters agreement will cover a wide range of compensation and benefit matters, including the following:

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we will continue participating in certain Post employee benefit plans and programs, with such participation to cease December 31, 2019 unless otherwise determined by Post. Effective January 1, 2020, we will establish and adopt certain replacement employee benefit plans, including our own 401(k) plan, and permit and facilitate the participation in such plans by our eligible employees (and their eligible dependents and beneficiaries);

•

BellRing Brands, LLC will be responsible for any liabilities associated with the participation by our employees, former employees and their dependents and beneficiaries in the Post Holdings, Inc. Health and Welfare Benefit Plan prior to terminating their participation in such plan, and should we or any of our subsidiaries adopt a nonqualified deferred compensation plan, we, or the applicable subsidiary, will assume all liabilities associated with payment of account balances attributable to our employees or former employees under the Post Holdings, Inc. Deferred Compensation Plan for Key Employees and the Post Holdings, Inc. Executive Savings Investment Plan;

•

Except as otherwise provided in the employee matters agreement, BellRing Brands, LLC will, or will cause its subsidiaries, to assume or retain, to pay, perform, fulfill and discharge: (i) all liabilities under all employee benefit plans and arrangements sponsored or maintained or contributed to by us, and all employee benefit plans and arrangements assumed or adopted by us, and (ii) all liabilities, whenever incurred, with respect to the employment or termination of employment of our employees and our former employees and their dependents and beneficiaries; provided, that if any employee or former employee to which any such liability relates is or was an employee exclusively of BellRing Brands, Inc. at the time such liability arose, BellRing Brands, Inc. will pay, perform, fulfill and discharge such liability in due course and in full; and

•

we will establish a non-qualified deferred compensation plan for eligible members of the BellRing Brands, Inc. board of directors effective January 1, 2020, and permit and facilitate the participation in such plan by eligible directors of BellRing Brands, Inc.

Additionally, under the employee matters agreement, we will use commercially reasonable efforts to maintain effective registration statements with the SEC with respect to the 2019 LTIP or any successor plan, and any equity awards issued thereunder. Restricted stock unit awards and nonqualified stock option awards issued to employees of BellRing Brands, LLC or its subsidiaries (or their predecessors) under certain Post long-term incentive plans which remain unsettled or outstanding as of the date of this offering, and any such awards issued to our employees after the date of this offering, will (i) vest or continue to vest and be settled or forfeited according to their terms, or (ii) later, if legally permissible as determined by Post and the Post board of directors or its corporate governance and compensation committee and agreed to by the BellRing Brands, Inc. board of directors, be converted into awards issued under the 2019 LTIP or any successor thereto. The corporate governance and compensation committee of the Post board of directors will have the exclusive authority to determine the treatment of any outstanding Post equity awards in the event of a subsequent spinoff or sale of Post’s retained interest in us, consistent with the terms of Post’s long-term incentive plans and any applicable award agreements thereunder. BellRing Brands, LLC and its subsidiaries will bear the monthly actual expense and the employer related payroll expense of any such outstanding awards while outstanding and due to their settlement or exercise.

We and Post may terminate the employee matters agreement by mutual consent, and Post may terminate the employee matters agreement in the event of a change of control of Post, or a change of control of BellRing Brands, Inc. or the sale of all or substantially all of its consolidated assets. In the event that BellRing Brands, Inc. directly or indirectly acquires or creates a subsidiary which is not otherwise a direct or indirect subsidiary of BellRing Brands, LLC and which employs employees, Post, BellRing Brands, Inc. and BellRing Brands, LLC will re-negotiate the employee matters agreement in good faith in order to, among other items, reflect that such new subsidiary will be responsible for liabilities associated with its employees.

Investor Rights Agreement. As part of the formation transactions and this offering, BellRing Brands, Inc. will enter into the investor rights agreement with Post. The investor rights agreement will provide Post with certain demand, shelf and piggyback registration rights with respect to its shares of BellRing Brands, Inc. Class A common stock and also will provide Post with certain governance rights, depending on the percentage of the total voting power of BellRing Brands, Inc. outstanding common stock held by Post.

Under the registration rights provisions of the investor rights agreement:

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after the completion of this offering, Post and its affiliates will have the right to cause us to conduct an unlimited number of demand registrations, subject to certain customary restrictions, which demand registrations may take the form of a shelf registration;

•

once we are eligible to do so, Post and its affiliates will have the right to cause us to file and have declared effective a shelf registration statement on Form S-3 with respect to all of their shares of BellRing Brands, Inc. Class A common stock; and

•	Post and its affiliates will have the right to participate in certain registered offerings by us.

The registration rights provisions also will contain customary provisions relating to cooperation with the registration process, black-out periods and customary securities law indemnity provisions in favor of the selling stockholders. With certain customary exceptions, we will be required to bear all registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the investor rights agreement. Registration rights may be transferred by Post and its affiliates, subject to certain restrictions. No predetermined penalties or liquidated damages will be payable by us if we fail to comply with the registration rights provisions of the investor rights agreement.

As of the completion of this offering, our Board of Directors will have five members, divided into three classes. The investor rights agreement will provide that Post, subject to applicable corporate governance rules of the SEC and the NYSE (which may require Post to designate independent directors), will have the right to designate: (i) a majority of the directors (and if the number of directors is even, one director more than 50% of the number of directors) if the votes that may be cast by Post under our amended and restated certificate of incorporation are more than 50% of the total voting power of our outstanding common stock, (ii) one less than a majority of the directors (and if the number of directors is even, 50% of the number of directors) if the votes that may be cast by Post under our amended and restated certificate of incorporation are more than 25% but 50% or less of the total voting power of our outstanding common stock and (iii) one-third of the directors (rounded down to the nearest whole number) if the votes that may be cast by Post under our amended and restated certificate of incorporation are more than 10% but 25% or less of the total voting power of our outstanding common stock. Post will lose the right to designate directors if the votes that may be cast by Post under our amended and restated certificate of incorporation are 10% or less of the total voting power of our outstanding common stock. If a vacancy is created on our Board of Directors as a result of the death, disability, retirement, resignation or removal of a director who was designated by Post, Post will have the right to designate such person’s replacement. For so long as the votes that may be cast by Post under our amended and restated certificate of incorporation are 25% or more of the outstanding BellRing Brands, Inc. common stock, Post will have the right, subject to applicable corporate governance rules of the SEC and the NYSE, to designate the members of the committees of our Board of Directors. For any person designated by Post as provided above, BellRing Brands, Inc. will ensure that such person so designated will be nominated for election and will use reasonable best efforts to cause such person to be elected as a director.

The investor rights agreement will terminate when Post and its permitted transferees hold less than 2.5% of the total voting power of our outstanding common stock.

Amended and Restated Limited Liability Company Agreement. As part of the formation transactions and this offering, BellRing Brands, Inc., Post and BellRing Brands, LLC will enter into the amended and restated limited liability company agreement, which will govern the operations of BellRing Brands, LLC and the rights and obligations of its members (which will initially be Post and us). We will operate our business through BellRing Brands, LLC and its consolidated subsidiaries.

Reorganization. As part of the formation transactions, BellRing Brands, LLC will establish two new classes of its common units, a voting membership unit and nonvoting common units (such nonvoting common units are referred to as BellRing Brands, LLC Units). BellRing Brands, LLC will issue one voting membership unit to BellRing Brands, Inc., which will confer the right to appoint all members of the Board of Managers of BellRing Brands, LLC. All of the existing membership interests in BellRing Brands, LLC owned by Post prior to the formation transactions will be reclassified into 97,474,179 BellRing Brands, LLC Units in connection with the formation transactions. In connection with the formation transactions and this offering, additional BellRing Brands, LLC Units will be issued to BellRing Brands, Inc. as described under “Prospectus Summary—Formation Transactions.” The Board of Managers may cause BellRing Brands, LLC to issue from time to time such additional units or other equity securities as it may determine.

Governance. BellRing Brands, LLC will be managed by its Board of Managers. The number of managers of BellRing Brands, LLC will be fixed from time to time exclusively by BellRing Brands, Inc., as the owner of the sole voting membership unit of BellRing Brands, LLC, but in no event will it consist of less than five nor more than twelve managers. As the owner of the sole voting membership unit, BellRing Brands, Inc. will have the sole power to appoint and remove all of the members of the Board of Managers, with or without cause. No other members of BellRing Brands, LLC, in their capacity as such, will have any authority or right to appoint members to the Board of Managers, and therefore will not control BellRing Brands, LLC. The Board of Managers will be responsible for the oversight of BellRing Brands, LLC’s operations and overall performance and strategy, while the management of the day-to-day operations of the business of BellRing Brands, LLC and the execution of business strategy will be the responsibility of the officers and employees of BellRing Brands, LLC and its subsidiaries. None of the members of BellRing Brands, LLC will have any authority or right to control the management of BellRing Brands, LLC or to bind it in connection with any matter. Post, however, will have the ability to exercise majority voting control over BellRing Brands, Inc. by virtue of its ownership of our Class B common stock (for so long as Post or its affiliates (other than us) directly own more than 50% of the BellRing Brands, LLC Units as set forth in this prospectus) and the investor rights agreement, which will give Post the ability to designate a majority of our Board of Directors (for so long as the votes that may be cast by Post under our amended and restated certificate of incorporation are more than 50% of the total voting power of our outstanding common stock).

Economic and Voting Rights of Members. Each BellRing Brands, LLC Unit will entitle the holder to economic rights equal to the economic rights of each other BellRing Brands, LLC Unit. Other than the rights of BellRing Brands, Inc., as the holder of the sole voting membership unit, to fix the number of, and to appoint and remove, the members of the Board of Managers, the members of BellRing Brands, LLC will have no voting rights, or power or authority to vote, approve or consent to any matter or action taken, or requested to be taken, by BellRing Brands, LLC, except for certain approval rights of Post, as described below under “—Coordination of BellRing Brands, Inc. and BellRing Brands, LLC,” and the members’ rights to approve certain amendments to the amended and restated limited liability company agreement, as described below under “—Amendments.”

Other BellRing Brands, LLC Securities. Under the amended and restated limited liability company agreement, the Board of Managers may in the future cause BellRing Brands, LLC to issue additional BellRing Brands, LLC Units or other, newly created classes of BellRing Brands, LLC securities having such rights, preferences and other terms as the Board of Managers determines, and in such amounts as the Board of Managers may determine. Any such issuance would have a dilutive effect on the economic interest BellRing Brands, Inc. holds in BellRing Brands, LLC.

Distributions and Allocations. In general, under the amended and restated limited liability company agreement, BellRing Brands, LLC may make distributions to its members from time to time at the discretion of the Board of Managers. Such distributions will be made to the members on a pro rata basis in proportion to the number of BellRing Brands, LLC Units held by each member, except that the Board of Managers may cause BellRing Brands, LLC to make non-proportionate distributions to BellRing Brands, Inc. in connection with any cash redemption of our Class A common stock. Net profits and net losses of BellRing Brands, LLC generally will be allocated to holders of BellRing Brands, LLC Units on a pro rata basis in proportion to the number of BellRing Brands, LLC units held by each member. The amended and restated limited liability company agreement will provide, to the extent cash is available, for distributions pro rata to the holders of BellRing Brands, LLC Units such that members receive an amount of cash sufficient to cover the taxes payable by them as a result of the allocation of BellRing Brands, LLC’s net profits and losses and to cover obligations of BellRing Brands, Inc. under the tax receivable agreement. In addition, the amended and restated limited liability company agreement will provide that BellRing Brands, LLC will reimburse BellRing Brands, Inc. for any reasonable out-of-pocket expenses incurred on behalf of the Company, including all fees, costs and expenses of BellRing Brands, Inc. associated with being a public company and maintaining its corporate existence. If and to the extent any such reimbursements constitute gross income to BellRing Brands, Inc. or any of its affiliates, such amounts will be treated as “guaranteed payments” within the meaning of Code Section 707(c) and will not be treated as distributions for purposes of computing the capital accounts of BellRing Brands, LLC’s members.

Coordination of BellRing Brands, Inc. and BellRing Brands, LLC. Under the amended and restated limited liability company agreement, any time BellRing Brands, Inc. issues a share of Class A common stock or any other equity security entitled to any economic rights (including, without limitation, in this offering or pursuant to equity compensation plans or outstanding options, rights, warrants or other awards thereunder), which such securities we refer to collectively as “economic company securities,” BellRing Brands, LLC must issue to BellRing Brands, Inc. one BellRing Brands, LLC Unit (if BellRing Brands, Inc. issues a share of Class A common stock) or such other equity security (if BellRing Brands, Inc. issues an economic company security other than Class A common stock) corresponding to the economic company security BellRing Brands, Inc. issues, and with substantially the same rights to dividends and distributions; provided, that the net proceeds BellRing Brands, Inc. receives with respect to the corresponding economic company security, if any, must be concurrently contributed to BellRing Brands, LLC, subject to certain exceptions; provided further, that if BellRing Brands, Inc. issues any shares of Class A common stock in order to purchase or fund the purchase from any person other than a member of BellRing Brands, LLC of a number of BellRing Brands, LLC Units or to purchase or fund the purchase of shares of Class A common stock, then BellRing Brands, LLC is not required to issue any new BellRing Brands, LLC Units and BellRing Brands, Inc. is not required to contribute such net proceeds to BellRing Brands, LLC. BellRing Brands, LLC may not issue any additional BellRing Brands, LLC Units to BellRing Brands, Inc. or to any of our subsidiaries unless substantially simultaneously therewith BellRing Brands, Inc. or such subsidiary issues or sells an equal number of shares of Class A common stock to another person, and BellRing Brands, LLC may not issue any other equity securities to BellRing Brands, Inc. or to any of our subsidiaries unless substantially simultaneously, BellRing Brands, Inc. or such subsidiary issues or sells to another person an equal number of shares of a new class or series of the equity of BellRing Brands, Inc. or such subsidiary with substantially the same rights to dividends and distributions and other economic rights as those of such BellRing Brands, LLC equity securities.

Conversely, subject to certain exceptions, neither BellRing Brands, Inc. nor any of our subsidiaries may redeem, repurchase or otherwise acquire any shares of Class A common stock unless substantially simultaneously BellRing Brands, LLC redeems, repurchases or otherwise acquires from BellRing Brands, Inc. or such subsidiary an equal number of BellRing Brands, LLC Units for the same price per security (or, if BellRing Brands, Inc. uses funds received from distributions from BellRing Brands, LLC or other funds available to it that were not provided by BellRing Brands, LLC or the net proceeds from an issuance of Class A common stock to fund such redemption, repurchase or acquisition, then BellRing Brands, LLC will cancel an equal number of BellRing Brands, LLC Units for no consideration). The amended and restated limited liability company agreement contains similar provisions with respect to redemptions, repurchases or acquisitions by us or our subsidiaries of other equity securities.

If we determine that (i) the terms of any of our or our subsidiaries’ debt does not permit us to comply with the provisions of the amended and restated limited liability company agreement described above in connection with the issuance, redemption or repurchase of any shares of Class A common stock or other equity securities of BellRing Brands, Inc. (or similar securities of our subsidiaries), or any BellRing Brands, LLC Units or other equity securities of BellRing Brands, LLC, or (ii) if (x) BellRing Brands Inc. incurs any indebtedness and desires to transfer the proceeds of such indebtedness to BellRing Brands, LLC and (y) BellRing Brands, Inc. is unable to lend the proceeds of such indebtedness to BellRing Brands, LLC on an equivalent basis because of restrictions in any debt instrument of BellRing Brands, Inc., then we may implement an economically equivalent alternative arrangement without complying with such provisions. Any such arrangement is be subject to the prior written consent of Post for so long as Post holds at least 10% of the BellRing Brands, LLC Units.

Transfer of BellRing Brands, LLC Units. No member of BellRing Brands, LLC may directly or indirectly transfer all or any part of its BellRing Brands, LLC Units or any right or economic interest pertaining to such units, including the right to receive or have any economic interest in distributions or advances from BellRing Brands, LLC, or the voting membership unit, without the Board of Managers’ prior written consent, unless the transfer falls within a category of permitted transfers. The Board of Managers’ consent is not required in connection with the following permitted transfers:

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transfers pursuant to a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to Class A common stock or a merger, consolidation or other business combination of BellRing Brands, Inc.;

•	transfers by Post to another person;

•	transfers in connection with a redemption of BellRing Brands, LLC Units (as described below under “—Redemption Rights”);

•	transfers of restricted securities (as defined in the investor rights agreement) in accordance with the investor rights agreement;

•

transfers by Post in connection with any distribution of its beneficial retained interest in BellRing Brands, LLC to its shareholders (including transfers to a subsidiary of Post in connection therewith (whether or not accompanied by a merger of such subsidiary with BellRing Brands, Inc. or any of its subsidiaries)); and

•	any other transfer of shares of our Class A common stock.

In connection with any (i) transfer by Post or any of its affiliates (other than us) of any BellRing Brands, LLC Units to any person other than us or Post’s affiliates, or (ii) issuance of additional BellRing Brands, LLC Units by BellRing Brands, LLC to any person other than us, Post or Post’s affiliates, in either case, Post or such affiliate must grant to the transferee a written proxy, or enter into a written voting agreement or other voting arrangement with such transferee; provided, that no such proxy, voting agreement or other voting arrangement will be required in connection with a transfer by Post (i) pursuant to a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to Class A common stock or a merger, consolidation or other business combination of BellRing Brands, Inc., (ii) as part of a redemption of BellRing Brands, LLC Units, (iii) of “registrable securities” (as defined in the investor rights agreement) in accordance with the investor rights agreement, (iv) as part of any distribution of its beneficial retained interest in BellRing Brands, LLC to its shareholders or (v) of shares of our Class A common stock.

Each such proxy, agreement or arrangement will set forth a specific number or percentage of votes to which the share of Class B common stock is entitled that it covers for each applicable transferee, and:

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for so long as Post or its applicable affiliate, as the holder of the share of Class B common stock, holds in the aggregate more than 50% of the BellRing Brands, LLC Units, whether the transferee will have the right to exercise any voting rights under such proxy, agreement or other arrangement;

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that, in the event that Post or its applicable affiliate, as the holder of the share of Class B common stock, holds in the aggregate 50% or less of the BellRing Brands, LLC Units, the transferee will have the right to direct the holder of such share of Class B common stock to cast a number of votes to which the outstanding share of Class B common stock is entitled equal to the number of BellRing Brands, LLC Units held by such transferee; and

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that, in the event of a subsequent transfer of BellRing Brands, LLC Units by such transferee to another person, such transferee’s rights under the proxy, agreement or other arrangement will automatically be deemed assigned or transferred, in whole or in part, to the subsequent acquiring person to the extent such person acquires associated BellRing Brands, LLC Units; except that any subsequent transfer of BellRing Brands, LLC Units to the holder of the share of Class B common stock or us will constitute a revocation of the rights granted under such proxy, agreement or other arrangement with respect to the BellRing Brands, LLC Units so transferred.

Redemption Rights. Each member (other than us) will have the right to cause BellRing Brands, LLC to redeem its BellRing Brands, LLC Units in exchange for, at BellRing Brands, LLC’s option (as determined by its Board of Managers), (i) shares of our Class A common stock or (ii) cash (based on the market price of the shares of our Class A common stock). The redemption of BellRing Brands, LLC Units in exchange for shares of Class A common stock will be at an initial redemption rate of one share of Class A common stock for one BellRing Brands, LLC Unit, subject to customary redemption rate adjustments for stock splits, stock dividends and reclassifications. Any decision to redeem BellRing Brands, LLC Units for cash rather than shares of our Class A common stock will ultimately be determined by the BellRing Brands, LLC Board of Managers.

Exculpation and Indemnification. Neither any member of the Board of Managers nor any member of BellRing Brands, LLC (including Post and BellRing Brands, Inc.) nor their respective officers, directors, employees or other persons described in the amended and restated limited liability company agreement, which we refer to collectively as “covered persons,” will be liable, including under any legal or equitable theory of fiduciary duty or other theory of liability, to BellRing Brands, LLC or to any other covered person for any losses, claims, damages or liabilities incurred by reason of any act or omission performed or omitted by such covered person in good faith on behalf of BellRing Brands, LLC.

BellRing Brands, LLC will indemnify each covered person against any losses, claims, damages, liabilities, expenses and other amounts arising from claims or proceedings in which such covered person may be involved or become subject to in connection with any matter arising out of or in connection with BellRing Brands, LLC’s business or affairs or the amended and restated limited liability company agreement or any related document, unless such loss or other amount is a result of a covered person not acting in good faith on behalf of BellRing Brands, LLC or arose as a result of the willful commission of any act that is dishonest and materially injurious to BellRing Brands, LLC, results from its contractual obligations under any related document to be performed in a capacity other than as a covered person or results from the breach by any member of BellRing Brands, LLC (in such capacity) of its contractual obligations under the amended and restated limited liability company agreement.

Dissolution. BellRing Brands, LLC will be dissolved and its business wound up only upon the earliest to occur of forty-five days after the sale or other disposition of all or substantially all of the assets of BellRing Brands, LLC or upon the approval of the Board of Managers.

Amendments. The amended and restated limited liability company agreement may not be amended without the prior written consent of the Board of Managers and of members holding a majority in interest of BellRing Brands, LLC Units, except that the Board of Managers, acting alone, may amend the amended and restated limited liability company agreement (i) to reflect the admission of new members or transfers of units, as provided by and in accordance with the terms of the amended and restated limited liability company agreement, (ii) to effect any subdivisions or combinations of units made in compliance with the amended and restated limited liability company agreement and (iii) to issue additional BellRing Brands, LLC Units or any new class of units in accordance with the terms of the amended and restated limited liability company agreement.

The amended and restated limited liability company agreement specifies that the Board of Managers, acting alone, may amend the amended and restated limited liability company agreement to, among other matters, reflect the admission of new members or transfers of BellRing Brands, LLC Units or any other class of units, effect any subdivisions or combinations of BellRing Brands, LLC Units or any other class of units and issue additional BellRing Brands, LLC Units or any new class of units, each in compliance with the applicable terms of the amended and restated limited liability company agreement.

Tax Receivable Agreement. Post (or certain of its transferees or assignees) may redeem BellRing Brands, LLC Units for, at the option of BellRing Brands, LLC (as determined by its Board of Managers), shares of our Class A common stock or cash pursuant to the amended and restated limited liability company agreement. See “—Amended and Restated Limited Liability Company Agreement.” These redemptions, certain formation transactions and certain actual or deemed distributions from BellRing Brands, LLC to Post (or certain of its transferees or assignees) or deemed sales by Post (or certain of its transferees or assignees) to BellRing Brands, Inc. or BellRing Brands, LLC of BellRing Brands, LLC Units or assets, may result in increases in our share of the tax basis of BellRing Brands, LLC’s assets that otherwise would not have been available to us. Such increases in tax basis are likely to increase (for tax purposes) depreciation and amortization deductions allocable to us and therefore reduce the amount of income tax attributable to BellRing Brands, LLC’s operations we would otherwise be required to pay in the future and also may decrease gain (or increase loss) otherwise allocable to us from BellRing Brands, LLC on future dispositions of certain of BellRing Brands, LLC’s assets to the extent the increased tax basis is allocated to those assets. Furthermore, under Section 704(c) of the Code, we will be entitled to certain tax benefits generated by the tax basis in BellRing Brands, LLC’s assets in excess of our pro rata share of such basis at the time of the partnership’s formation. The IRS may challenge all or part of these tax basis increases and tax benefits and no assurances can be made regarding the availability of these tax basis increases or other tax benefits.

Upon the closing of this offering, BellRing Brands, Inc. will enter into the tax receivable agreement with Post and BellRing Brands, LLC. Under the tax receivable agreement, we will be required to make cash payments to Post (or certain of its transferees or other assignees) equal to 85% of the amount of cash savings, if any, in U.S. federal income tax, as well as state and local income tax and franchise tax (using an assumed tax rate on a base equal to the U.S. federal taxable income of BellRing Brands, Inc.), that we realize (or, in some circumstances, we are deemed to realize) as a result of (a) the increase in the tax basis of the assets of BellRing Brands, LLC attributable to (i) the redemption of BellRing Brands, LLC Units by Post (or certain of its transferees or assignees) pursuant to the amended and restated limited liability company agreement, (ii) deemed sales by Post (or certain of its transferees or assignees) of BellRing Brands, LLC Units or assets to BellRing Brands, Inc. or BellRing Brands, LLC, (iii) certain actual or deemed distributions from BellRing Brands, LLC to Post (or certain of its transferees or assignees) and (iv) certain formation transactions, (b) disproportionate allocations of tax benefits to BellRing Brands, Inc. as a result of Section 704(c) of the Code and (c) certain tax benefits (e.g., basis adjustments, deductions, etc.) attributable to payments under the tax receivable agreement. Any payments made by us under the tax receivable agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. There can be no assurance that we will be able to fund or finance our obligations under the tax receivable agreement. Furthermore, our future obligation to make payments under the tax receivable agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are subject to the tax receivable agreement. BellRing Brands, LLC will have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption of BellRing Brands, LLC Units for shares of our Class A common stock or cash occurs. Payments under the tax receivable agreement are not conditioned on Post’s continued ownership of BellRing Brands, LLC Units or our Class A common stock or Class B common stock after this offering. The rights of Post under the tax receivable agreement are assignable to transferees of Post’s BellRing Brands, LLC Units (other than us as transferee pursuant to subsequent redemptions of the transferred BellRing Brands, LLC Units). Actual tax benefits realized by us may differ from the tax benefits calculated pursuant to the terms of the tax receivable agreement, including as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed state and local income tax rate on a base equal to the U.S. federal taxable income of BellRing Brands, Inc. to calculate tax benefits. We expect to benefit from the remaining 15% of tax benefits, if any, that we may realize (or in some cases, are deemed to realize). The payment obligations under the tax receivable agreement are obligations of BellRing Brands, Inc. and not of BellRing Brands, LLC.

The actual increase in tax basis and the amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including:

•

the price of shares of our Class A common stock in connection with this offering and at the time of redemptions—the basis adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of our Class A common stock at the time of the closing of this offering and each redemption;

•

the timing of any redemptions—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of BellRing Brands, LLC at the time of each redemption;

•	the extent to which such redemptions are taxable—if a redemption is not taxable for any reason, increased tax deductions will not be available;

•

the amount and timing of our income—the tax receivable agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the tax receivable agreement. If we do not have taxable income, we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the tax receivable agreement;

•	any future changes in federal tax laws—if future changes in federal tax laws result in changes in the amount and timing of payments (for example, changes to interest expense limitations); and

•	any future changes in federal corporate income tax rates.

For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability (using assumed state and local tax rates on a base equal to the U.S. federal taxable income of BellRing Brands, Inc.) to the amount of such taxes that we would have been required to pay had there been no basis adjustments, or disproportionate allocations of tax benefits to BellRing Brands, Inc. as a result of Section 704(c) of the Code, and had the tax receivable agreement not been entered into. The tax receivable agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of this offering. There is no maximum term for the tax receivable agreement; however, the tax receivable agreement may be voluntarily terminated by a majority of our independent directors pursuant to an early termination procedure and will be terminated upon the occurrence of certain mergers, asset sales, other forms of business combination or other changes of control (but specifically excluding any distributions by Post of its retained beneficial interest in BellRing Brands, LLC by means of a spin-off to its shareholders) or our material breach of our material obligations under the tax receivable agreement, and in each case we will be obligated to pay Post (and its transferees and assignees) an agreed upon amount equal to the estimated present value of the remaining payments to be made under the tax receivable agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the basis adjustments).

Post has advised us that, except under the circumstances described under “Use of Proceeds,” it has no definitive plans to exit its interests in BellRing Brands, Inc. or BellRing Brands, LLC, and it does not currently expect that any such exit would include the redemption of its BellRing Brands, LLC Units, as described above, due to unfavorable tax consequences that it could incur as a result, particularly in light of the availability of more tax-efficient exit alternatives – including tax-free “spin-off” or “split-off” transactions (which are not expected to result in adjustments to the tax basis of the assets of BellRing Brands, LLC). Post (or its transferees or assignees) may nevertheless determine to engage in redemptions or exchanges in its sole discretion. For an illustration of the amount, based upon certain assumptions, that would be payable by BellRing Brands, Inc. under the tax receivable agreement if all of Post’s (and its transferees’ and assignees’) BellRing Brands, LLC Units were redeemed, see “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by Post (or its assignees or transferees) under the tax receivable agreement. For example, the earlier disposition of assets following a transaction that results in a basis adjustment will generally accelerate payments under the tax receivable agreement and increase the present value of such payments.

The tax receivable agreement will provide that, upon a merger, asset sale or other form of business combination or certain other changes of control or if, at any time, a majority of our independent directors elect an early termination of the tax receivable agreement or materially breach any of our material obligations under the tax receivable agreement, our (or our successor’s) future obligations under the tax receivable agreement would accelerate and become due and payable based on certain assumptions, including that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the tax receivable agreement, and that, as of the effective date of the acceleration, any BellRing Brands, LLC Units that Post (or its transferees or assignees) has not yet redeemed will be deemed to have been redeemed by Post (and its transferees and assignees) for an amount based on the closing trading price of our Class A common stock at the time of termination, even if we do not receive the corresponding tax benefits until a later date when the BellRing Brands, LLC Units are actually redeemed. As a result of the foregoing, we would be required to make an immediate cash payment equal to the estimated present value of the anticipated future tax benefits that are the subject of the tax receivable agreement (using a discount rate equal to the lesser of 6.5% per annum, compounded annually, and LIBOR plus 300 basis points), which payment may be made significantly in advance of the actual realization, if any, of those future tax benefits and, therefore, we could be required to make payments under the tax receivable agreement that are greater than the specified percentage of the actual tax benefits we ultimately realize. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. Such obligations under the tax receivable agreement, however, would not arise if Post distributes its beneficial retained interest in BellRing Brands, LLC by means of a spin-off to its shareholders. For an illustration of the amount, based upon certain assumptions, that would be payable by BellRing Brands, Inc. under the tax receivable agreement if a majority of our independent directors were to elect to terminate the tax receivable agreement immediately after this offering, see “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Payments under the tax receivable agreement will be based on the tax reporting positions that we determine, and the IRS or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain any such challenge. If the outcome of any such challenge would reasonably be expected to materially affect a recipient’s payments under the tax receivable agreement, then we will not be permitted to settle or to fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of Post (and its transferees and assignees), and any such restrictions will apply for as long as the tax receivable agreement remains in effect. Post (and its transferees and assignees) will not reimburse us for any payments that may previously have been made under the tax receivable agreement even if the IRS or another tax authority subsequently disallows the tax basis increase or any other relevant tax item. Instead, any excess cash payments made by us to Post (or its transferees or assignees) will be netted against any future cash payments that we might otherwise be required to make under the terms of the tax receivable agreement. However, we might not determine that we have effectively made an excess cash payment to Post (or its transferees or assignees) for a number of years following the initial time of such payment. As a result, in certain circumstances, we could make payments to Post under the tax receivable agreement in excess of our cash tax savings and become aware of that fact only at a time when there are no further payments against which to offset that excess amount.

Payments will generally be due under the tax receivable agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the tax receivable agreement will continue to accrue interest at LIBOR plus 500 basis points until such payments are made, including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

Upon consummation of this offering, BellRing Brands, Inc. will be a holding company, will have no material assets other than its ownership of BellRing Brands, LLC Units, and will have no independent means of generating revenue or cash flow. We expect that BellRing Brands, LLC will make distributions pro rata to holders of BellRing Brands, LLC Units in an amount sufficient to allow us to pay our tax obligations in respect of taxable income allocated to us from BellRing Brands, LLC, any payments due under the tax receivable agreement and our operating expenses, which could be significant. In addition, the amended and restated limited liability company agreement will provide that BellRing Brands, LLC will reimburse BellRing Brands, Inc. for any reasonable out-of-pocket expenses incurred on behalf of the Company, including all fees, costs and expenses of BellRing Brands, Inc. associated with being a public company and maintaining its corporate existence. However, BellRing Brands, LLC’s ability to make such distributions or reimbursement payments may be subject to various limitations and restrictions including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which BellRing Brands, LLC is then a party, including any debt agreements, or any applicable law, or that would have the effect of rendering BellRing Brands, LLC insolvent. Actual tax benefits realized by us may differ from the tax benefits calculated pursuant to the terms of the tax receivable agreement, including as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed state and local income tax rate on a base equal to the U.S. federal taxable income of BellRing Brands, Inc. to calculate tax benefits. If BellRing Brands, LLC does not distribute sufficient funds for us to pay our operating expenses, including taxes and any payments due under the tax receivable agreement, we may have to borrow funds, which could materially adversely affect our liquidity and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid; except that nonpayment for a specified period may constitute a material breach of a material obligation under the tax receivable agreement and therefore could result in the acceleration of payments due under the tax receivable agreement.

Our organizational structure, including the fact that Post will own more than 50% of the voting power of our voting stock and hold its economic interest in BellRing Brands, LLC directly, confers certain benefits upon Post that will not benefit the holders of our Class A common stock to the same extent as it will benefit Post. Although we will retain 15% of the amount of the tax benefits described above, it is possible that the interests of Post may in some circumstances conflict with our interests and the interests of our other stockholders, including you. For example, Post may have different tax positions from us, especially in light of the tax receivable agreement, that could influence its decisions regarding whether and when we should dispose of assets, whether and when we should incur new or refinance existing indebtedness, and whether and when we should terminate the tax receivable agreement and accelerate our obligations thereunder. In addition, changes in tax laws, the determination of future tax reporting positions, the structuring of future transactions (including dispositions of Post’s interests in us or in BellRing Brands, LLC, such as a through a tax-free spin-off to its shareholders) and related restrictions on us, and the handling of any future challenges by any taxing authority to our tax reporting positions, may take into consideration Post’s tax plans and objectives or other considerations, which may differ from the considerations of us or our other stockholders. In the event Post is sold, the acquiring party will succeed to the rights and obligations of BellRing Brands, LLC under the tax receivable agreement.

Tax Matters Agreement. As part of the formation transactions and this offering, BellRing Brands, Inc. and BellRing Brands, LLC will enter into the tax matters agreement with Post that will govern our respective rights, responsibilities and obligations with respect to tax matters, including responsibility for taxes attributable to BellRing Brands, LLC and its subsidiaries, entitlement to refunds, allocation of tax attributes, preparation of tax returns, certain tax elections, control of tax contests and other matters.

Under the tax matters agreement, Post will be responsible for all taxes for Post’s Active Nutrition business which relate to pre-offering periods, and BellRing Brands, LLC generally will be responsible for: (i) all taxes imposed with respect to any consolidated, combined or unitary tax return of Post or any of its subsidiaries that includes BellRing Brands, LLC or any of its subsidiaries to the extent such taxes relate to post-offering periods, and are attributable to BellRing Brands, LLC or any of its subsidiaries, as determined under the tax matters agreement, and (ii) all taxes that relate to post-offering periods imposed with respect to consolidated, combined, unitary or separate tax returns of BellRing Brands, LLC or any of its subsidiaries as determined under the tax matters agreement. In the event that BellRing Brands, Inc. is included in any consolidated, combined or unitary tax return of Post or any of its subsidiaries, then to the extent Post is required to pay any taxes of BellRing Brands, Inc. that are not otherwise attributable to BellRing Brands, LLC or its subsidiaries, or any separate tax attributes of Post or its subsidiaries (other than us) are used to offset such taxes, Post and BellRing Brands, Inc. will be responsible for such taxes as if BellRing Brands, Inc. were BellRing Brands, LLC.

Under the tax matters agreement, for so long as BellRing Brands, LLC or any of its subsidiaries are includable in any consolidated income tax return required to be filed by Post, Post will maintain separate calculations of the separate taxes and tax attributes of BellRing Brands, LLC and its subsidiaries, on the one hand, and Post and each person required to join in a tax return on a consolidated, combined or unitary basis (other than BellRing Brands, LLC and its subsidiaries), on the other hand. To the extent that BellRing Brands, LLC or any of its subsidiaries are required to be included in any consolidated income tax return required to be filed by Post, Post will prepare and file (or cause to be prepared and filed) each such return and will pay or cause to be paid all taxes due in respect thereof. In such event, BellRing Brands, LLC will pay to Post an amount of any taxes attributable to BellRing Brands, LLC and its subsidiaries that are actually paid by Post in respect of any such return, subject to certain offsets or additional payments relating to tax liability that is reduced by separate tax attributes of one group or another to the extent the tax liability for a later tax period is greater than it would have been had such separate tax attribute not been used to reduce tax liability in a prior tax period. In the event of an audit of Post, on the one hand, or BellRing Brands, LLC or any of its subsidiaries, on the other hand, the entity being audited will notify the other party of, and keep it reasonably informed with respect to, the portion of such audit the outcome of which is reasonably expected to affect the other party’s rights and obligations under the tax matters agreement. The other party will have the right to participate in (but not control) and to monitor any such portion of such audit at its own expense, and the audited party will not settle or fail to contest any issue reasonably expected to materially affect the other party’s rights or obligations under the agreement without the other party’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

Master Services Agreement. As part of the formation transactions and this offering, BellRing Brands, Inc. and BellRing Brands, LLC will enter into the master services agreement with Post, pursuant to which we and Post currently expect that Post will provide some combination of the following services, among others, to us following completion of this offering:

•	assistance with certain legal, finance, internal audit, treasury, information technology support, insurance and tax matters, including assistance with certain public company reporting obligations;

•	the use of office and/or data center space;

•	payroll processing services;

•	tax compliance services; and

•	such other services as to which Post and we may agree.

The charges for these services will be agreed upon prior to the completion of this offering. In general, the services to be provided by Post will begin on the date of the completion of this offering and will continue for the periods specified in the master services agreement, subject to any subsequent extension or truncation agreed to by us and Post. In addition, Post may terminate (i) the master services agreement or any services provided thereunder in the event of a change of control of Post, or a change of control of BellRing Brands, Inc. or the sale of all or substantially all of the consolidated assets of Post or BellRing Brands, Inc., (ii) any services provided to a subsidiary of BellRing Brands, Inc. in the event of a change of control of the subsidiary or the sale of all or substantially all of its assets, (iii) any services provided to a business line or operating division of BellRing Brands, Inc. or its subsidiaries in the event of a sale of such business line or operating division and (iv) any services provided by Post’s Canadian subsidiary, Post Foods Canada Inc., in the event of a change in control of Post Foods Canada Inc. We may terminate the master services agreement with respect to one or more particular services being received upon such notice as will be provided for in the master services agreement.

Policies and Procedures Regarding Related Party Transactions

Upon completion of this offering, we expect that our Board of Directors will adopt a written code of conduct that complies with all applicable requirements of the SEC and the NYSE and that contains conflict of interest policies governing transactions involving any director, executive officer or beneficial owner of more than 5% of any class of our voting securities that could be deemed to present a conflict of interest, including transactions in which we participate where the amount involved exceeds $120,000 and in which any of our directors or executive officers, or any beneficial owner of more than 5% of any class of our voting securities, has or will have a direct or indirect material interest.

We expect that our Corporate Governance and Compensation Committee will be responsible for reviewing and either approving, ratifying or disapproving such transactions. In considering a related party transaction, we believe that our Corporate Governance and Compensation Committee will take into account relevant facts and circumstances, including the following:

•	whether the terms of the transaction are no less favorable to us than terms generally available to an unaffiliated third party under similar circumstances;

•	the materiality of the director’s, executive officer’s or beneficial owner’s interest in the transaction, including any actual or perceived conflicts of interest; and

•	the importance of the transaction and the benefit (or lack thereof) of such transaction to us.

We expect that our Corporate Governance and Compensation Committee will not approve or ratify such transaction unless, after considering all facts and circumstances, including the factors listed above, it determines that the transaction is in, or is not inconsistent with, the best interests of us and our stockholders.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of our Class A common stock applicable to non-U.S. holders who acquire such shares in this offering. This discussion is based on current provisions of the Code, U.S. Treasury regulations promulgated under the Code, and administrative rulings and court decisions in effect as of the date of this prospectus, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes, a partnership or any of the following:

•	a citizen or individual resident of the U.S.;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons” (within the meaning of Section 7701(2)(30) of the Code) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our Class A common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our Class A common stock should consult their tax advisors.

This discussion assumes that a non-U.S. holder holds shares of our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, brokers or dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, controlled foreign corporations, passive investment companies, tax-exempt entities, holders who acquired our Class A common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the U.S., holders who hold our Class A common stock as part of a hedge, straddle, constructive sale, conversion transaction or other risk-reduction transaction, persons subject to special tax accounting rules as a result of any item of gross income with respect to the Class A common stock being taken into account in an applicable financial statement, tax-qualified retirement plans, tax-exempt organizations or governmental organizations, persons deemed to sell our common stock under the constructive sale provisions of the Code, “qualified foreign pension funds” as defined in 897(1)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds and holders who own or have owned (directly, indirectly or constructively) 5% or more of our Class A common stock (by vote or value)). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the Medicare contribution tax on net investment income, or U.S. state or local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state or local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our Class A common stock.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON

STOCK. WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR CLASS A COMMON STOCK CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Dividends

As described in this prospectus under “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. In general, any distributions we make to a non-U.S. holder with respect to shares of our Class A common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the non-U.S. holder within the U.S.). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our Class A common stock, but not below zero, and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our Class A common stock, as capital gain and will be treated as described below under “—Gain on Sale or Other Disposition of Our Class A Common Stock.” However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your shares of Class A common stock elects) to withhold with respect to the taxable portion of the distribution only, we (or the intermediary) must generally withhold on the entire distribution, in which case you generally would be entitled to a refund from the IRS, to the extent the withholding exceeds your tax liability with respect to the distribution.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, on dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form) certifying under penalties of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the non-U.S. holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding their possible entitlement to benefits under an applicable income tax treaty.

Dividends effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to such non-U.S. holder’s U.S. permanent establishment) generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, at the regular graduated rates. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments. To claim this exemption, the non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S.

Gain on Sale or Other Disposition of Our Class A Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding” and “—Foreign Account Tax Compliance Act,” withholding tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the U.S. and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is a nonresident alien individual and is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•

we are or have been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied.

Gain that is effectively connected with the conduct of a trade or business in the U.S. generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. A nonresident alien individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the U.S. for 183 days or more during the year of sale or other disposition of our Class A common stock will be subject to tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder of our Class A common stock. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Backup withholding is generally imposed at a rate of 24%. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you generally will be allowed as a credit against U.S. federal income tax provided that you provide the required information to the IRS in a timely manner. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our Class A common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our Class A common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of our Class A common stock by a non-U.S. holder effected at a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Under Sections 1471 through 1474 of the Code and the Treasury regulations promulgated thereunder (collectively, “FATCA”), a U.S. federal withholding tax of 30% generally will be imposed on certain payments made to a “foreign financial institution” (as specifically defined under these rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution or meets other exceptions. Under FATCA and administrative guidance, a U.S. federal withholding tax of 30% generally also will be imposed on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying its direct and indirect U.S. owners or meets other exceptions. Foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing these withholding and reporting requirements may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. These withholding taxes would be imposed on dividends with respect to our Class A common stock to foreign financial institutions or non-financial foreign entities (including in their capacity as agents or custodians for beneficial owners of our Class A common stock) that fail to satisfy the above requirements. In general, withholding on gross proceeds on disposition of our common stock is subject to withholding under FATCA as well. However, recently proposed Treasury regulations, which tax payers may generally rely upon until final regulations are issued, eliminate withholding on payments of gross proceeds. There can be no assurances, however, that future guidance will not restore the obligation to withhold on gross proceeds. Prospective non-U.S. holders should consult with their tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares of Class A Common Stock
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Barclays Capital Inc.
BMO Capital Markets Corp.
Credit Suisse Securities (USA) LLC
Evercore Group L.L.C.
Stifel, Nicolaus & Company, Incorporated
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC
HSBC Securities (USA) Inc.
Nomura Securities International, Inc.
PNC Capital Markets LLC
Rabo Securities USA, Inc.
UBS Securities LLC

Total:	30,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part of the shares of Class A common stock to certain dealers at a price that represents a concession not in excess of $        a share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. Certain of the underwriters may offer and sell the Class A common stock through one or more of their respective affiliates or selling agents.

We have granted to the underwriters an option, exercisable for thirty days from the date of this prospectus, to purchase up to 4,500,000 additional shares of Class A common stock from us at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following tables show the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 4,500,000 shares of Class A common stock.

	Per Share	Total No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $8.0 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, or FINRA, up to $30,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed     % of the total number of shares of Class A common stock offered by them.

We have received approval to have our Class A common stock approved for listing on the NYSE under the trading symbol “BRBR”.

We and all of our directors, certain of our officers and Post have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, provided, that such restricted period will end ten business days prior to the scheduled closure of our trading window for the first full fiscal quarter completed after the date of this prospectus if (A) such restricted period ends during or within ten business days prior to the scheduled closure of such trading window and (B) such restricted period will end at least 120 days after the date of this prospectus, which we refer to as the “restricted period”:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions in the immediately preceding paragraph do not apply to our directors, officers or other holders of our outstanding Class A common stock or other securities who are parties to the lock-up agreements in certain circumstances including, but not limited to, the following:

•	distributions of common stock or BellRing Brands, LLC Units to a party’s limited partners or stockholders;

•	transfers of common stock or BellRing Brands, LLC Units to any trust for the direct or indirect benefit of the party or his or her immediate family;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock;

•

surrenders of common stock or BellRing Brands, LLC Units to the Company in payment of the exercise price of any options to purchase common stock or BellRing Brands, LLC Units, or withholdings in respect of tax obligations of common stock or BellRing Brands, LLC Units which were issuable upon such exercise;

•	sales or dispositions of shares of common stock solely for the purpose of sufficiently covering tax obligations which arise from the exercise or vesting of stock options or restricted stock units;

•	offers and sales of common stock pursuant to this offering;

•

the recapitalization of the Company’s capital stock into shares of Class A common stock and one share of Class B common stock, and the redemption of BellRing Brands, LLC Units in exchange for shares of Class A common stock;

•	transfers of common stock or BellRing Brands, LLC Units acquired in open market transactions after the completion of this offering; or

•

offers or transfers of common stock pursuant to a bona fide third-party tender offer, merger, consolidation or similar transaction to all holders of the Company’s capital stock involving a change of control of the Company.

The lock-up restrictions described above do not apply to us with respect to certain transactions, including issuances (or contemplated issuances) of common stock (including securities convertible into or exercisable or exchangeable for common stock) in connection with an acquisition or strategic or minority investment transaction.

Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release our Class A common stock and other securities from lock-up agreements, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such release or waiver for one of our directors or officers, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver.

To facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters also may sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase shares of Class A common stock in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the underwriters that may make Internet distributions on the same basis as other allocations.

Conflicts of Interest

Affiliates of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Credit Suisse Securities (USA) LLC, each of which is an underwriter in this offering, are lenders under the Post bridge loan. The proceeds received by BellRing Brands, LLC from its sale of BellRing Brands, LLC Units will be used to repay a portion of the Post bridge loan and related interest. Because of the manner in which the proceeds will be used, this offering will be conducted in accordance with Financial Industry Regulatory Authority, Inc., or FINRA, Rule 5121. This rule requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of ‘‘due diligence’’ with respect to, this prospectus and the registration statement of which this prospectus forms a part. Barclays Capital Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We will agree to indemnify Barclays Capital Inc. against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Moreover, none of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Credit Suisse Securities (USA) LLC is permitted to sell Class A common stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Furthermore, affiliates of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc., Barclays Capital Inc., BMO Capital Markets Corp., Credit Suisse Securities (USA) LLC, SunTrust Robinson Humphrey, Inc., Wells Fargo Securities, LLC, Nomura Securities International, Inc., Rabo Securities USA, Inc. and UBS Securities LLC, each of which is acting as an underwriter in this offering, will act as joint lead arrangers or co-managers under a new term loan facility and a revolving credit facility that we expect to enter in connection with this offering.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of our Class A common stock was determined through negotiations among us, Post and the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. Neither we, Post nor the underwriters can assure investors that an active trading market for the shares will develop, or that after the offering the shares will trade in the public market at or above the initial public offering price.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided, that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression of an “offer to the public” in relation to our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common stock to be offered so as to enable an investor to decide to purchase our Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the U.K., this prospectus is only addressed to and directed at qualified investors who are: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion)

Order 2005 (the “Order”); or (ii) high-net-worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will only be engaged with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this prospectus or any of its contents.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to this offering, us or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal who are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory with respect to these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than: (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or that do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”); (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder; or (iii) in other circumstances that do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares that are, or are intended to be, disposed of only to persons outside of Hong Kong or “professional investors” in Hong Kong.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is a corporation (that is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA, except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA); (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA; (iii) where no consideration is or will be given for the transfer; (iv) where the transfer is by operation of law; (v) as specified in Section 276(7) of the SFA; or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments, and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA, except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA); (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired for consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets); (iii) where no consideration is or will be given for the transfer; (iv) where the transfer is by operation of law; (v) as specified in Section 276(7) of the SFA; or (vi) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (“FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the Class A common stock offered hereby and certain other legal matters in connection with this offering will be passed upon for us by Lewis Rice LLC. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP. Lewis Rice LLC has from time to time represented and may continue to represent Post and some of its affiliates in connection with various legal matters.

EXPERTS

The balance sheet of BellRing Brands, Inc. as of August 7, 2019 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Post’s Active Nutrition business as of September 30, 2018 and 2017 and for each of the three years in the period ended September 30, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

BellRing Brands, Inc. has filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

The SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Our filings with the SEC, including the registration statement, are available to you for free on the SEC’s internet website.

Upon completion of this offering, BellRing Brands, Inc. will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. BellRing Brands, Inc. intends to furnish to its stockholders its annual reports containing audited combined financial statements and the notes thereto certified by an independent public accounting firm.

We also maintain an internet website at www.bellring.com. Information on or accessible through our website is not part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Post Holdings, Inc.

Opinion on the Financial Statement—Balance Sheet

We have audited the accompanying balance sheet of BellRing Brands, Inc. (the “Company”) as of August 7, 2019, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of August 7, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri

August 8, 2019

We have served as the Company’s auditor since 2019.

BELLRING BRANDS, INC.

BALANCE SHEET

($ in millions, except per share data)

August 7,
2019
Total Assets	$—
Commitments and Contingencies
Stockholder’s Equity
Common Stock, par value $0.01 per share, 1,000 shares authorized and outstanding	—

Total Stockholder’s Equity	$—

See accompanying Notes to Balance Sheet.

BELLRING BRANDS, INC.

NOTES TO BALANCE SHEET

($ in millions, except per share data)

NOTE 1—BACKGROUND

BellRing Brands, Inc. (the “Corporation”) was formed as a Delaware corporation on March 20, 2019 for the purpose of completing a public offering and related transactions in order to carry on the Active Nutrition business of Post Holdings, Inc. The Corporation had no operations through the submission date.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The balance sheet is presented in accordance with accounting principles generally accepted in the United States. Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in the financial statements because there have been no significant activities in this entity.

NOTE 3—STOCKHOLDERS’ EQUITY

The Corporation is authorized to issue 1,000 shares of common stock, par value $0.01 per share, all of which are issued and outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Post Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Active Nutrition (the combination of Premier Nutrition Corporation, Dymatize Enterprises, LLC and Active Nutrition International GmbH of Post Holdings, Inc.) (the “Company”) as of September 30, 2018 and 2017, and the related combined statements of operations and comprehensive income, of parent company equity and of cash flows for each of the three years in the period ended September 30, 2018, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri

April 5, 2019

We have served as the Company’s auditor since 2018.

ACTIVE NUTRITION

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

($ in millions)

	Year Ended September 30,
	2018	2017	2016
Net Sales	$827.5	$713.2	$574.7
Cost of goods sold	549.8	467.4	395.5

Gross Profit	277.7	245.8	179.2
Selling, general and administrative expenses	135.1	131.0	119.8
Amortization of intangible assets	22.8	22.8	22.8
Impairment of goodwill	—	26.5	—
Other operating (income) expenses, net	—	(0.1)	4.9

Earnings before Income Taxes	119.8	65.6	31.7
Income tax expense	23.7	30.4	11.8

Net Earnings	$96.1	$35.2	$19.9

Other comprehensive (loss) income:
Foreign currency translation adjustments	(0.4)	1.0	—

Other comprehensive (loss) income	(0.4)	1.0	—

Comprehensive Income	$95.7	$36.2	$19.9

See accompanying Notes to Combined Financial Statements.

ACTIVE NUTRITION

COMBINED BALANCE SHEETS

($ in millions)

	September 30,
	2018	2017
ASSETS
Current Assets
Cash and cash equivalents	$10.9	$7.8
Receivables, net	87.2	63.0
Inventories	61.6	85.7
Prepaid expenses and other current assets	4.0	9.3

Total Current Assets	163.7	165.8
Property, net	11.9	9.9
Goodwill	65.9	65.9
Other intangible assets, net	318.7	341.5
Other assets	0.2	0.1

Total Assets	$560.4	$583.2

LIABILITIES AND PARENT COMPANY EQUITY
Current Liabilities
Accounts payable	58.7	48.4
Other current liabilities	35.6	28.2

Total Current Liabilities	94.3	76.6
Deferred income taxes	13.6	22.2
Other liabilities	0.8	—

Total Liabilities	108.7	98.8
Commitments and Contingencies (See Note 11)
Parent Company Equity
Net parent investment	453.1	485.4
Accumulated other comprehensive loss	(1.4)	(1.0)

Total Parent Company Equity	451.7	484.4

Total Liabilities and Parent Company Equity	$560.4	$583.2

See accompanying Notes to Combined Financial Statements.

ACTIVE NUTRITION

COMBINED STATEMENTS OF CASH FLOWS

($ in millions)

	Year Ended September 30,
	2018	2017	2016
Cash Flows from Operating Activities
Net earnings	$96.1	$35.2	$19.9
Adjustments to reconcile net earnings to net cash flow provided by operating activities:
Depreciation and amortization	25.9	25.3	25.0
Impairment of goodwill	—	26.5	—
Non-cash allocated expense from parent	4.6	4.4	3.6
Assets held for sale	—	(0.2)	4.5
Deferred income taxes	(8.6)	(1.3)	2.3
Other, net	—	(0.1)	0.5
Other changes in operating assets and liabilities:
Increase in receivables	(24.3)	(7.1)	(19.0)
Decrease (increase) in inventories	24.1	2.3	(7.2)
Decrease (increase) in prepaid expenses and other current assets	5.3	(3.4)	(1.4)
Increase in other assets	(0.1)	—	(0.1)
Increase (decrease) in accounts payable and other current liabilities	17.4	(0.6)	13.1
Increase (decrease) in non-current liabilities	0.8	(0.6)	(0.4)

Net Cash Provided by Operating Activities	141.2	80.4	40.8

Cash Flows from Investing Activities
Additions to property	(5.0)	(3.9)	(4.4)
Proceeds from sale of property	—	6.0	1.8

Net Cash (Used in) Provided by Investing Activities	(5.0)	2.1	(2.6)

Cash Flows from Financing Activities
Change in net parent investment	(133.0)	(84.0)	(34.8)

Net Cash Used in Financing Activities	(133.0)	(84.0)	(34.8)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(0.1)	0.4	(0.1)

Net Increase (Decrease) in Cash and Cash Equivalents	3.1	(1.1)	3.3
Cash and Cash Equivalents, Beginning of Year	7.8	8.9	5.6

Cash and Cash Equivalents, End of Year	$10.9	$7.8	$8.9

See accompanying Notes to Combined Financial Statements.

ACTIVE NUTRITION

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

($ in millions)

	Net Parent Investment	Accumulated Other Comprehensive Loss	Total Parent Company Equity
Balance, September 30, 2015	$542.2	$(2.0)	$540.2
Net earnings	19.9	—	19.9
Net decrease in net parent investment	(32.3)	—	(32.3)

Balance, September 30, 2016	$529.8	$(2.0)	$527.8
Net earnings	35.2	—	35.2
Foreign currency translation adjustments	—	1.0	1.0
Net decrease in net parent investment	(79.6)		(79.6)

Balance, September 30, 2017	$485.4	$(1.0)	$484.4
Net earnings	96.1	—	96.1
Foreign currency translation adjustments	—	(0.4)	(0.4)
Net decrease in net parent investment	(128.4)		(128.4)

Balance, September 30, 2018	$453.1	$(1.4)	$451.7

See accompanying Notes to Combined Financial Statements.

ACTIVE NUTRITION

NOTES TO COMBINED FINANCIAL STATEMENTS

($ in millions, except per share data)

Note 1—Background

On November 15, 2018, Post Holdings, Inc. (“Post”) announced that Post’s Board of Directors approved a plan to separate its Active Nutrition business (herein referred to as “Active Nutrition” or “the Company”) into a distinct, publicly traded company.

In connection with this offering, BellRing Brands, Inc. was formed as a Delaware corporation on March 20, 2019. BellRing Brands, Inc. and Post intend to complete a series of formation transactions, whereby Active Nutrition will be transferred to BellRing Brands, LLC, a subsidiary of BellRing Brands, Inc. Active Nutrition is comprised of Premier Nutrition Corporation (“Premier Nutrition”), which Post acquired in fiscal 2013; Dymatize Enterprises, LLC (“Dymatize”), which Post acquired in fiscal 2014; and the assets related to the PowerBar brand (“PowerBar”), which Post acquired in an asset purchase in fiscal 2015 and included Active Nutrition International GmbH (formerly known as PowerBar Europe GmbH), which today manufactures and sells products of the Active Nutrition business in certain international markets.

The Company has a single operating segment and is a provider of highly nutritious, great-tasting products including ready-to-drink (“RTD”) protein shakes, other RTD beverages, powders, nutrition bars and supplements in the convenient nutrition category. At September 30, 2018 and 2017, there were no shares of common or preferred stock of the Company authorized or outstanding.

Note 2—Summary of Significant Accounting Policies

Principles of Combination—These combined financial statements have been prepared on a stand-alone basis and are derived from the accounting records of Post. The combined financial statements reflect the historical results of operations, financial position and cash flows of Post’s Active Nutrition business and the allocation to the Company of certain Post corporate expenses. For the purposes of these financial statements, income taxes have been computed for the Company on a stand-alone, separate tax return basis.

Transactions between the Company and Post and its subsidiaries (excluding the Company) are included in these financial statements. All intercompany transactions between the Company and Post and its subsidiaries (excluding the Company) are considered to be effectively settled for cash, excluding the allocation of certain Post non-cash corporate expenses. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and on the Combined Balance Sheets as “Net parent investment.”

These combined financial statements may not reflect the actual expenses that would have been incurred had Active Nutrition operated as a stand-alone company. Actual costs that would have been incurred had the Company operated as a separate company during the periods presented would depend on a number of factors, including the organizational structure and strategic decisions made in various areas, such as human resources, legal, finance, information technology and infrastructure, among others.

Use of Estimates and Allocations—The combined financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States (“GAAP”), which require certain elections as to accounting policy, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amount of net revenues and expenses during the reporting periods. Significant accounting policy elections, estimates and assumptions include, among others, valuation assumptions of goodwill and other intangible assets and income taxes. Actual results could differ from those estimates.

Business Combinations—The Company uses the acquisition method of accounting for acquired businesses. Under the acquisition method, the financial statements reflect the operations of an acquired business starting from the completion of the acquisition. The assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of the acquisition. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.

Cash Equivalents—Cash equivalents include all highly liquid investments with original maturities of less than three months.

Receivables—Receivables are reported at net realizable value. This value includes appropriate allowances for doubtful accounts, cash discounts and other amounts which the Company does not ultimately expect to collect. The Company determines its allowance for doubtful accounts based on historical losses as well as the economic status of, and its relationship with, its customers, especially those identified as “at risk.” A receivable is considered past due if payments have not been received within the agreed upon invoice terms. Receivables are written off against the allowance when deemed to be uncollectible based upon the Company’s evaluation of the customer’s solvency.

Inventories—Inventories are generally valued at the lower of average cost (determined on a first-in, first-out basis) or net realizable value (“NRV”). Reported amounts have been reduced by a write-down for obsolete product and packaging materials based on a review of inventories on hand compared to estimated future usage and sales.

Restructuring Expenses—Restructuring charges principally consist of severance. The Company recognizes restructuring obligations and liabilities for exit and disposal activities at fair value in the period the liability is incurred. Employee severance costs are expensed when they become probable and reasonably estimable under established severance plans. See Note 4 for information about restructuring expenses.

Held for Sale Assets—Assets are classified as held for sale if the Company has committed to a plan for selling the assets, is actively and reasonably marketing them and the sale of such assets is reasonably expected within one year. See Note 4 for information about assets held for sale.

Property—Property is recorded at cost, and depreciation expense is generally provided on a straight-line basis over the estimated useful life of the property. Estimated useful lives range from 1 to 10 years for machinery and equipment; 1 to 30 years for buildings, building improvements and leasehold improvements; and 1 to 5 years for software. Total depreciation expense was $3.1, $2.5 and $2.2 in fiscal 2018, 2017 and 2016, respectively. Any gains and losses incurred on the sale or disposal of assets are included in “Other operating expenses, net” in the Combined Statements of Operations and Comprehensive Income. Repair and maintenance costs incurred in connection with on-going and planned major maintenance activities are accounted for under the direct expensing method. Property consisted of:

	September 30,
	2018	2017
Land and land improvements	$0.5	$0.5
Buildings and leasehold improvements	5.2	4.5
Machinery and equipment	10.3	7.8
Software	1.6	1.5
Construction in progress	0.7	0.8

	18.3	15.1
Accumulated depreciation	(6.4)	(5.2)

	$11.9	$9.9

Other Intangible Assets—Other intangible assets consist primarily of definite-lived customer relationships and trademarks and brands. Amortization expense related to definite-lived intangible assets, which is provided on a straight-line basis (as it approximates the economic benefit) over the estimated useful lives of the assets, was $22.8 in each of fiscal 2018, 2017 and 2016. For the definite-lived intangible assets recorded as of September 30, 2018, amortization expense of $22.2 is expected in each of the next five fiscal years. Other intangible assets consisted of:

	September 30, 2018			September 30, 2017
	Carrying Amount	Accum. Amort.	Net Amount	Carrying Amount	Accum. Amort.	Net Amount
Customer relationships	$209.4	$(54.0)	$155.4	$209.4	$(42.5)	$166.9
Trademarks and brands	213.4	(50.1)	163.3	213.4	(39.3)	174.1
Other	3.1	(3.1)	—	3.1	(2.6)	0.5

	$425.9	$(107.2)	$318.7	$425.9	$(84.4)	$341.5

Recoverability of Assets—The Company continually evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its assets, including property, identifiable intangibles and goodwill.

In addition, definite-lived asset groups are reassessed as needed whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable or the estimated useful life is no longer appropriate. If circumstances require that a definite-lived asset group be tested for possible impairment, the Company will compare the undiscounted cash flows expected to be generated by the asset group to the carrying amount of the asset group. If the carrying amount of the definite-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

Net Parent Investment—Net parent investment in the Combined Balance Sheets represents Post’s historical investment in its Active Nutrition reporting segment, its accumulated net income and the net effect of the transactions with and allocations from Post.

Revenue—Revenue is recognized when title of goods and risk of loss is transferred to the customer, as specified by the shipping terms. Net sales reflect gross sales, including amounts billed to customers for shipping and handling, less sales discounts and trade allowances (including promotional price buy downs and new item promotional funding). Customer trade allowances are generally computed as a percentage of gross sales. Products are generally sold with no right of return, except in the case of goods which do not meet product specifications or are damaged. Related reserves are maintained based on return history. Estimated reductions to revenue for customer incentive offerings are based upon customer redemption history.

Cost of Goods Sold—Cost of goods sold includes, among other things, inbound and outbound freight costs and depreciation expense related to assets used in production, while storage and other warehousing costs are included in “Selling, general and administrative expenses” in the Combined Statements of Operations and Comprehensive Income. Storage and other warehousing costs totaled $11.8, $12.0 and $10.6 in fiscal 2018, 2017 and 2016, respectively.

Advertising—Advertising costs are expensed as incurred, except for costs of producing media advertising such as television commercials or magazine advertisements, which are deferred until the first time the advertising takes place. The amounts reported as assets on the Combined Balance Sheets as “Prepaid expenses and other current assets” were immaterial as of September 30, 2018 and 2017.

Stock-based Compensation—The Company’s employees have historically participated in Post’s stock-based compensation plans. Stock-based compensation expense has been allocated to the Company based on the awards and terms previously granted to its employees. All awards outstanding under Post’s stock-based compensation plans will continue to vest and the Company will record stock based-compensation expense related to those awards. The Company recognizes the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of equity awards and the fair market value at each quarterly reporting date for liability awards. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). See Note 12 for disclosures related to stock-based compensation.

Income Tax Expense—Income tax expense is estimated based on income taxes in each jurisdiction and includes the effects of both current tax exposures and the temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These temporary differences result in deferred tax assets and liabilities. A valuation allowance is established against the related deferred tax assets to the extent that it is not “more likely than not” that the future benefits will be realized. Reserves are recorded for estimated exposures associated with the Company’s tax filing positions, which are subject to periodic audits by governmental taxing authorities. Interest due to an underpayment of income taxes is classified as income taxes. For the purposes of these financial statements, income taxes have been computed for the Company on a stand-alone, separate tax return basis. See Note 6 for disclosures related to income taxes.

Note 3—Recently Issued and Adopted Accounting Standards

The Company has considered all new accounting pronouncements and has concluded there are no new pronouncements (other than the ones described below) that had or will have an impact on the results of operations, other comprehensive income (“OCI”), financial condition, cash flows or parent company equity based on current information.

Recently Issued

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract.” This ASU largely aligns the guidance on recognizing implementation costs incurred in a cloud computing arrangement that is a service contract with that for implementation costs incurred to develop or obtain internal-use software, including hosting arrangements that include an internal-use software license. The Company early adopted this ASU on October 1, 2018, in fiscal 2019, on a prospective basis, as permitted by the standard. This change did not have a material impact on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” This ASU requires a company to recognize right-of-use assets and lease liabilities with terms greater than one year on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for lessees, lessors and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. This ASU is effective for annual periods beginning after December 15, 2018 and interim periods therein (i.e., Active Nutrition’s financial statements for the year ending September 30, 2020), with early adoption permitted. The Company will adopt this standard on October 1, 2019 and expects to use the modified retrospective method of adoption applied prospectively as of the adoption date. The Company has selected a software vendor and is in the process of assessing its lease agreements to identify those that fall within the scope of this ASU. This ASU will result in an increase in both assets and liabilities; however, the Company is unable to quantify the impact at this time. In addition, the Company expects expanded disclosures to present additional information related to its leasing arrangements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” which will supersede all existing revenue recognition guidance under GAAP. This ASU’s core principle is that a company will recognize revenue when it transfers promised goods or services to a customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The ASU also calls for additional disclosures around the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted this ASU on October 1, 2018, in fiscal 2019, and will use the modified retrospective transition method of adoption. The adoption will not have a material impact on the Company’s financial statements as the impact of this ASU will be limited to classification changes of immaterial amounts within the statement of operations.

Recently Adopted

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates step two of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill to measure a goodwill impairment charge. Under this ASU, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount, and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value with the loss not exceeding the total amount of goodwill allocated to that reporting unit. The Company early adopted this ASU using a prospective approach during the fourth quarter of fiscal 2017, as permitted by the ASU. The adoption of this ASU resulted in an impairment of goodwill of $26.5 in the Dymatize reporting unit in the year ended September 30, 2017. See Note 5 for further discussion of this impairment.

In July 2015, the FASB issued ASU 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory.” This ASU requires most inventory to be measured at the lower of cost and NRV, thereby simplifying the previous guidance under which an entity must measure inventory at the lower of cost or market. Market is defined as replacement cost, NRV or NRV less a normal profit margin. This ASU will not apply to inventory that is measured using either the last-in, first-out method or the retail inventory method. The Company adopted this ASU during the first quarter of fiscal 2018. The adoption of this ASU did not have a material impact on the Company’s combined financial statements or related disclosures.

Note 4—Restructuring

In September 2015, the Company announced its plan to close its Dymatize manufacturing facility located in Farmers Branch, Texas and permanently transfer production to third party facilities under co-manufacturing agreements. Plant production ceased in the fourth quarter of fiscal 2015, and the facility was sold in December 2016. No additional restructuring costs were incurred in fiscal 2018 or 2017.

Amounts related to the restructuring event are shown in the following table. All costs are employee-related and are recognized in “Selling, general and administrative expenses” in the Combined Statement of Operations and Comprehensive Income.

Balance, September 30, 2015	$1.4
Charge to expense	(0.1)
Cash payments	(1.3)
Non-cash charges	—

Balance, September 30, 2016	$—

Total expected restructuring charge	$4.2
Cumulative incurred to date	4.2

Remaining expected restructuring charge	$—

Assets Held for Sale

Related to the shutdown of manufacturing operations at its Farmers Branch, Texas facility in September 2015, the Company had land and buildings classified as assets held for sale at September 30, 2016. The carrying value of the assets included in “Prepaid expenses and other current assets” on the Combined Balance Sheet was $5.8 as of September 30, 2016. The fair value of assets held for sale were measured at fair value on a nonrecurring basis based on a third party offer to purchase the assets. The fair value measurement was categorized as Level 3, as the fair values utilized significant unobservable inputs. The land and buildings were sold in December 2016. Held for sale net (gains) and losses of $(0.2) and $4.5 were recorded in fiscal 2017 and 2016, respectively, to adjust the carrying value of the assets to their fair value less estimated selling costs. The net gains and losses were reported as “Other operating expenses, net” on the Combined Statements of Operations and Comprehensive Income.

Note 5—Goodwill

The changes in the carrying amount of goodwill are noted in the following table.

Balance, September 30, 2016
Goodwill (gross)	$180.7
Accumulated impairment losses	(88.3)

Goodwill (net)	$92.4
Impairment loss	(26.5)

Balance, September 30, 2017 and September 30, 2018
Goodwill (gross)	$180.7
Accumulated impairment losses	(114.8)

Goodwill (net)	$65.9

Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. The Company conducts a goodwill impairment qualitative assessment during the fourth quarter of each fiscal year following the annual forecasting process, or more frequently if facts and circumstances indicate that goodwill may be impaired. The goodwill impairment qualitative assessment requires an analysis to determine if it is more likely than not that the fair value of the business is less than its carrying amount. If adverse qualitative trends are identified that could negatively impact the fair value of the business, a quantitative goodwill impairment test is performed. In fiscal 2018, 2017 and 2016, the Company elected not to perform a qualitative assessment and instead performed a quantitative impairment test for all three reporting units. At September 30, 2018 and 2017, the $65.9 balance in goodwill on the Combined Balance Sheets was entirely attributable to the Premier Nutrition reporting unit.

The estimated fair value is determined using a combined income and market approach with a greater weighting on the income approach. The income approach is based on discounted future cash flows and requires significant assumptions, including estimates regarding future revenue, profitability, capital requirements and discount rate. The market approach is based on a market multiple (revenue and EBITDA, which stands for earnings before interest, income taxes, depreciation and amortization) and requires an estimate of appropriate multiples based on market data. These fair value measurements fell within Level 3 of the fair value hierarchy.

The Company did not record a goodwill impairment charge at September 30, 2018, as all reporting units with goodwill passed the quantitative impairment test.

For the year ended September 30, 2017, the Company recorded a charge of $26.5 for the impairment of goodwill. The impairment charge related to the Dymatize reporting unit. In fiscal 2017, consistent with the prior year, the specialty channel, from which the Dymatize reporting unit derived the majority of its sales, continued to experience weak sales, which resulted in management lowering its long-term expectations for the Dymatize reporting unit. After conducting step one of the impairment analysis, it was determined that the carrying value of the Dymatize reporting unit exceeded its fair value by $76.6, and the Company recorded an impairment charge for goodwill down to the fair value. At the time of the analysis, the Dymatize reporting unit had $26.5 of remaining goodwill, and therefore, an impairment charge for the entire goodwill balance of $26.5 was recorded.

For the year ended September 30, 2016, the Company concluded that there was no impairment of goodwill. With the exception of the Dymatize reporting unit, all reporting units passed step one of the impairment test. The Dymatize reporting unit failed step one, and accordingly, step two of the analysis was performed as was required prior to the adoption of ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” in fiscal 2017. Based on the results of step two, it was determined that the fair value of the goodwill allocated to the Dymatize reporting unit exceeded its carrying value by approximately $36.0 and was therefore not impaired as of September 30, 2016.

Note 6—Income Taxes

The expense for income taxes consisted of the following:

	Year Ended September 30,
	2018	2017	2016
Current:
Federal	$29.4	$29.9	$7.6
State	2.6	1.6	1.0
Foreign	0.3	0.2	0.9

	32.3	31.7	9.5

Deferred:
Federal	(9.1)	(1.3)	2.3
State	0.5	—	—

	(8.6)	(1.3)	2.3

Income tax expense	$23.7	$30.4	$11.8

The effective income tax rate for fiscal 2018 was 19.8% compared to 46.3% for fiscal 2017 and 37.2% for fiscal 2016. A reconciliation of income tax expense with amounts computed at the federal statutory tax rate follows:

	Year Ended September 30,
	2018	2017	2016
Computed tax(a)	$29.4	$23.0	$11.1
Enacted tax law and changes, including the Tax Act(a)	(9.4)	—	—
State income taxes, net of effect on federal tax	3.3	2.2	1.0
Non-deductible goodwill impairment loss	—	6.0	—
Other, net (none in excess of 5% of statutory tax)	0.4	(0.8)	(0.3)

Income tax expense	$23.7	$30.4	$11.8

(a)

Fiscal 2018 federal corporate income tax was computed using a blended United States (“U.S.”) federal corporate income tax rate of 24.5%. The fiscal 2018 federal corporate income tax rate was impacted by the Tax Cuts and Jobs Act (the “Tax Act”), as discussed below. Fiscal 2017 and 2016 federal corporate income tax was computed at the federal statutory tax rate of 35%.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax non-current assets (liabilities) were as follows:

	September 30, 2018			September 30, 2017
	Assets	Liabilities	Net	Assets	Liabilities	Net
Accrued vacation, incentive and severance	$1.4	$—	$1.4	$2.5	$—	$2.5
Inventory	2.0	—	2.0	3.1	—	3.1
Accrued liabilities	4.3	—	4.3	4.4	—	4.4
Property	—	(0.3)	(0.3)	0.4	—	0.4
Intangible assets	—	(21.0)	(21.0)	—	(32.6)	(32.6)

Total deferred taxes	$7.7	$(21.3)	$(13.6)	$10.4	$(32.6)	$(22.2)

At September 30, 2018, the Company had undistributed earnings of consolidated foreign subsidiaries of $2.3, and the Company intends to indefinitely reinvest undistributed earnings of its foreign subsidiaries. In accordance with the Tax Act, the Company recorded a one-time transition on tax on such earnings during the year ended September 30, 2018, as discussed below.

For fiscal 2018, 2017 and 2016, foreign income before income taxes was $1.0, $0.7 and $2.8, respectively.

Tax Act

In fiscal 2018, the effective income tax rate was impacted by the Tax Act, which was enacted on December 22, 2017. The Securities and Exchange Commission issued interpretive guidance regarding the Tax Act, which was codified by ASU 2018-05, “Income Taxes (Topic 740): Amendments to the Securities and Exchange Commission (“SEC”) paragraphs pursuant to SEC Staff Accounting Bulletin No. 118,” in March 2018. The Tax Act resulted in significant impacts to the Company’s accounting for income taxes with the most significant of these impacts relating to the reduction of the U.S. federal corporate income tax rate, a one-time transition tax on unrepatriated foreign earnings and full expensing of certain qualified depreciable assets placed in service after September 27, 2017 and before January 1, 2023. The Tax Act enacted a new U.S. federal corporate income tax rate of 21% that will fully go into effect for the Company’s fiscal 2019 tax year and is prorated with the pre-December 22, 2017 U.S. federal corporate income tax rate of 35% for the Company’s fiscal 2018 tax year. This proration resulted in a blended U.S. federal corporate income tax rate of 24.5% for fiscal 2018. Adjustments were made in the following instances: (i) the Company remeasured its existing deferred tax assets and liabilities considering both the fiscal 2018 blended rate and the 21% rate for future periods and recorded a tax benefit of $9.9 and (ii) the Company calculated the one-time transition tax and recorded tax expense of $0.5. Full expensing of certain depreciable assets will result in a temporary difference and will be analyzed as assets are placed in service.

Unrecognized Tax Benefits

The Company recognizes the tax benefit from uncertain tax positions only if it is “more likely than not” that the tax position will be sustained on examination by the taxing authorities. The tax benefits recognized from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. To the extent the Company’s assessment of such tax positions changes, the change in estimate will be recorded in the period in which the determination is made. Unrecognized tax benefits were $0.5 and $0.6 at September 30, 2018 and 2016, respectively. There were no unrecognized tax benefits recorded by the Company at September 30, 2017.

Unrecognized tax benefits activity for the years ended September 30, 2018 and 2017 is presented in the following table:

Unrecognized tax benefits, September 30, 2016	$0.6
Additions for tax positions taken in current year and acquisitions	—
Reductions for tax positions taken in prior years	(0.6)
Settlements with tax authorities/statute expirations	—

Unrecognized tax benefits, September 30, 2017	$—
Additions for tax positions taken in current year and acquisitions	0.5
Reductions for tax positions taken in prior years	—
Settlements with tax authorities/statute expirations	—

Unrecognized tax benefits, September 30, 2018	$0.5

The amount of the net unrecognized tax benefits that, if recognized, would directly affect the effective income tax rate is $0.5 at September 30, 2018. The Company does not believe that any of the $0.5 will be recognized within twelve months of September 30, 2018.

U.S. federal, U.S. state and German income tax returns for the tax years ended September 30, 2017, 2016 and 2015 are subject to examination by the tax authorities in each respective jurisdiction.

Note 7—Supplemental Operations Statement and Cash Flow Information

	Year Ended September 30,
	2018	2017	2016
Advertising and promotion expenses	$33.2	$42.7	$35.9
Repair and maintenance expenses	0.3	0.6	0.7
Research and development expenses	8.1	7.2	6.3
Rent expense	2.1	1.8	1.2
Income taxes paid(a)	0.4	1.0	—

(a)

Income taxes paid relate to the Company’s international operations. All U.S. federal and state tax payments are made by Post and are a component of “Net parent investment” on the Combined Balance Sheets.

Note 8—Supplemental Balance Sheet Information

	September 30,
	2018	2017
Receivables, net
Trade	$84.9	$62.5
Other	2.4	0.8

	87.3	63.3
Allowance for doubtful accounts	(0.1)	(0.3)

	$87.2	$63.0

Inventories
Raw materials and supplies	$24.9	$21.3
Finished products	36.7	64.4

	$61.6	$85.7

Accounts Payable
Trade	$56.9	$46.2
Book cash overdrafts	1.0	1.9
Other	0.8	0.3

	$58.7	$48.4

Other Current Liabilities
Accrued legal settlements	$17.5	$8.5
Accrued compensation	8.8	8.7
Advertising and promotion	2.6	5.0
Income and other taxes payable	0.3	0.8
Other	6.4	5.2

	$35.6	$28.2

Note 9—Allowance for Doubtful Accounts

	September 30,
	2018	2017	2016
Balance, beginning of year	$0.3	$0.3	$0.5
Provision charged to expense	—	—	0.4
Write-offs, less recoveries	(0.2)	—	(0.6)

Balance, end of year	$0.1	$0.3	$0.3

Note 10—Related Party Transactions

The Company’s Combined Statements of Operations and Comprehensive Income include expense allocations from Post of general and administrative costs, including stock-based compensation expense, as well as costs related to the finance, information technology, legal, human resources, quality, supply chain and purchasing functions. Costs for these functions and services performed by Post have been allocated to the Company based on a reasonable activity base (including specific costs, revenue, net assets and headcount, or a combination of such items) or another reasonable method. Allocated costs were $4.6, $4.4 and $3.6 for the years ended September 30, 2018, 2017 and 2016, respectively, and are included in “Selling, general and administrative expenses” in the Combined Statements of Operations and Comprehensive Income. All allocated costs are included in “Change in net parent investment” within financing activities on the Combined Statements of Cash

Flows. It is not practicable to determine the actual expenses that would have been incurred for these services had the Company operated as a separate entity. Actual costs that would have been incurred had the Company operated as a separate company during the periods presented would depend on a number of factors, including the organizational structure and strategic decisions made in various areas, such as human resources, legal, finance, information technology and infrastructure, among others. Management considers the allocation method to be reasonable.

The Company sells to certain other subsidiaries of Post, the results of which are immaterial and have been included in the accompanying financial statements.

Financial resources for Active Nutrition’s U.S. operations have historically been provided by Post, which has managed cash and cash equivalents on a centralized basis. Under Post’s centralized cash management system, cash requirements are provided directly by Post and cash generated by Active Nutrition is generally remitted directly to Post. Transaction systems (e.g. payroll, employee benefits and accounts payable) used to record and account for cash disbursements are generally provided by Post. Cash receipts associated with U.S. business have been transferred to Post on a daily basis and Post has funded our cash disbursements. Financial resources for Active Nutrition’s international operations have been historically managed by the Company.

Note 11—Commitments and Contingencies

Legal Proceedings

Joint Juice Litigation

In March 2013, a complaint was filed on behalf of a putative, nationwide class of consumers against Premier Nutrition in the U.S. District Court for the Northern District of California seeking monetary damages and injunctive relief. The case asserted that some of Premier Nutrition’s advertising claims regarding its Joint Juice line of glucosamine dietary supplements were false and misleading. In April 2016, the district court certified a California-only class of consumers in this lawsuit (this lawsuit is hereinafter referred to as the “California Class Lawsuit”).

In 2016 and 2017, the lead plaintiff’s counsel in the California Class Lawsuit filed ten additional class action complaints in the U.S. District Court for the Northern District of California on behalf of putative classes of consumers under the laws of Connecticut, Florida, Illinois, New Jersey, New Mexico, New York, Maryland, Massachusetts, Michigan and Pennsylvania. These additional complaints contain factual allegations similar to the California Class Lawsuit, also seeking monetary damages and injunctive relief.

In April 2018, the district court dismissed the California Class Lawsuit with prejudice. This dismissal was appealed and is pending before the U.S. Court of Appeals for the Ninth Circuit. The other ten complaints remain pending in the district court.

In January 2019, the same lead counsel filed a further class action complaint in Alameda County California Superior Court, alleging claims similar to the above actions and seeking monetary damages and injunctive relief on behalf of a putative class of California consumers.

The Company intends to vigorously defend these cases. The Company does not believe that the resolution of these cases will have a material adverse effect on its combined financial condition, results of operations or cash flows.

During the year ended September 30, 2016, the Company expensed $5.5 related to this litigation, which was included in “Selling, general and administrative expenses” in the Combined Statement of Operations and Comprehensive Income. No additional expense related to this litigation was incurred in fiscal 2018 or 2017. At both September 30, 2018 and 2017, the Company had accrued $8.5 related to this matter that was included in “Other current liabilities” on the Combined Balance Sheets.

Other

The Company is subject to various other legal proceedings and actions arising in the normal course of business. In the opinion of management, based upon the information presently known, the ultimate liability, if any, arising from such pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are likely to be asserted, taking into account established accruals for estimated liabilities (if any), are not expected to be material individually or in the aggregate to the combined financial position, results of operations or cash flows of the Company. In addition, although it is difficult to estimate the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters is not expected to be material to the combined financial position, results of operations or cash flows of the Company.

Lease Commitments

Future minimum rental payments under noncancelable operating leases in effect as of September 30, 2018 were $2.6, $2.6, $2.6, $2.3, $2.2 and $5.4 for fiscal 2019, 2020, 2021, 2022, 2023 and thereafter, respectively.

Note 12—Stock-Based Compensation

The Company’s employees participated in Post’s 2012 Long-Term Incentive Plan (the “2012 Plan”) and Post’s 2016 Long-Term Incentive Plan (the “2016 Plan”). The following disclosures reflect the details of Post’s stock-based compensation plans and are not reflective of the Company’s stock-based compensation subsequent to the initial public offering of BellRing Brands, Inc. common stock. On February 3, 2012, Post established the 2012 Plan, which permitted the issuance of various stock-based compensation awards of up to 6.5 million shares of Post’s common stock. On January 28, 2016, Post established the 2016 Plan, which permitted the issuance of stock-based compensation awards of up to 2.4 million shares of Post’s common stock, which includes shares remaining to be issued under the 2012 Plan which were transfered to the 2016 Plan upon its establishment. Awards issued under the 2012 Plan and 2016 Plan have a maximum term of 10 years, provided, however, that the corporate governance and compensation committee of Post’s board of directors may, in its discretion, grant awards with a longer term to participants who are located outside of the U.S.

Total compensation cost for Post’s non-cash and cash stock-based compensation awards recognized in the years ended September 30, 2018, 2017 and 2016 was $33.8, $30.7 and $25.6, respectively, and the related recognized deferred tax benefit for each of those periods was $7.8, $9.7 and $8.0, respectively. As of September 30, 2018, the total compensation cost related to Post’s non-vested awards not yet recognized was $55.5, which is expected to be recognized over a weighted-average period of 2.1 years. Expense allocated to Active Nutrition was $2.0, $1.6 and $0.9 for the years ended September 30, 2018, 2017 and 2016, respectively, which includes expense directly attributable to Active Nutrition’s employees, as well as allocations of certain Post employees (see Note 10). Expense specifically attributable to Active Nutrition’s employees was $1.9, $1.5 and $0.8 for the years ended September 30, 2018, 2017 and 2016, respectively.

Stock Options

Information about Post’s stock options is summarized in the following table.

	Stock Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at September 30, 2017	4,198,500	$45.36
Granted	248,206	80.04
Exercised	(128,999)	45.12
Forfeited	(6,667)	71.32
Expired	—	—

Outstanding at September 30, 2018	4,311,040	47.32	5.63	$218.6

Vested and expected to vest as of September 30, 2018	4,311,040	47.32	5.63	218.6

Exercisable at September 30, 2018	3,647,330	43.67	5.24	198.3

The fair value of each stock option was estimated on the date of grant using the Black-Scholes Model. Post uses the simplified method for estimating a stock option term as it does not have sufficient historical share options exercise experience upon which to estimate an expected term. The expected term is estimated based on the award’s vesting period and contractual term. Expected volatilities are based on historical volatility trends and other factors. The risk-free rate is the interpolated U.S. Treasury rate for a term equal to the expected term. The weighted-average assumptions and fair values for stock options granted during the years ended September 30, 2018, 2017 and 2016 are summarized in the table below.

	2018	2017	2016
Expected term	6.5	6.5	6.5
Expected stock price volatility	30.7%	30.6%	29.1%
Risk-free interest rate	2.2%	1.9%	1.9%
Expected dividends	0%	0%	0%
Fair value (per option)	$28.52	$24.80	$20.22

The total intrinsic value of stock options exercised was $4.7, $17.6 and $5.1 in the fiscal years ended September 30, 2018, 2017 and 2016, respectively. Expense allocated to Active Nutrition was $0.2 and $0.1 for the years ended September 30, 2018 and 2017, respectively. There was no expense allocated to Active Nutrition related to stock options for the year ended September 30, 2016.

Restricted Stock Units

Information about Post’s restricted stock units is summarized in the following table.

	Restricted Stock Units	Weighted- Average Grant Date Fair Value Per Share
Nonvested at September 30, 2017	730,040	$63.55
Granted	478,325	80.19
Vested	(213,824)	60.99
Forfeited	(52,673)	75.01

Nonvested at September 30, 2018	941,868	71.94

The grant date fair value of each restricted stock unit award was determined based upon the closing price of Post’s common stock on the date of grant. The total vest date fair value of restricted stock units that vested during fiscal 2018, 2017 and 2016 was $17.4, $10.5 and $32.0, respectively.

In fiscal 2018, 2017 and 2016, Post granted 13,300, 10,200 and 15,000 restricted stock units to the non-management members of its board of directors, respectively. Due to vesting provisions of these awards, Post determined that 11,400, 8,500 and 12,500 of these awards granted in fiscal 2018, 2017 and 2016, respectively, had subjective acceleration rights such that Post expensed the grant date fair value upon issuance and recognized $0.9 of related expense in the year ended September 30, 2018 and $0.7 in each of the years ended September 30, 2017 and 2016. Expense allocated to Active Nutrition was $1.6, $1.0 and $0.3 for the years ended September 30, 2018, 2017 and 2016, respectively.

Cash Settled Restricted Stock Units

Information about Post’s cash settled restricted stock units is summarized in the following table.

	Cash Settled Restricted Stock Units	Weighted- Average Grant Date Fair Value Per Share
Nonvested at September 30, 2017	100,119	$49.47
Granted	—	—
Vested	(38,537)	43.28
Forfeited	(1,330)	62.90

Nonvested at September 30, 2018	60,252	53.13

Cash settled restricted stock awards are liability awards and as such, their fair value is based upon the closing price of Post’s common stock for each reporting period, with the exception of 49,000 cash settled restricted stock units that are valued at the greater of the closing stock price or the grant price of $51.43. Cash used by Post to settle restricted stock units was $3.2, $4.1 and $5.9 for the years ended September 30, 2018, 2017 and 2016, respectively. Expense allocated to Active Nutrition was $0.2, $0.5 and $0.6 for the years ended September 30, 2018, 2017 and 2016, respectively.

Note 13—Information about Geographic Areas and Major Customers

The Company’s external revenues were primarily generated by sales within the U.S.; foreign sales were 15% of total fiscal 2018 net sales, of which 43%, the largest concentration, were within Europe. Sales are attributed to individual countries based on the address to which the product is shipped.

As of September 30, 2018 and 2017, the majority of the Company’s tangible long-lived assets were located in Europe and had a net carrying value of $6.2 and $5.8, respectively, the remainder were located in the U.S.

Two customers individually accounted for more than 10% of total net sales in each of the years ended September 30, 2018, 2017 and 2016. One customer accounted for $298.7, $230.8 and $146.4, or 36%, 32% and 25%, of total net sales in the years ended September 30, 2018, 2017 and 2016, respectively. The other customer accounted for $285.3, $243.0 and $187.4, or 35%, 34% and 33%, of total net sales in the years ended September 30, 2018, 2017 and 2016, respectively.

Net sales by product are shown in the following table.

	Year Ended September 30,
	2018	2017	2016
Shakes and other RTDs	$608.5	$469.3	$307.1
Powders	114.9	116.9	126.3
Nutrition bars	92.5	112.7	126.4
Other	11.6	14.3	14.9

Total	$827.5	$713.2	$574.7

ACTIVE NUTRITION

CONDENSED COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

($ in millions)

	Nine Months Ended June 30,
	2019	2018
Net Sales	$639.9	$607.6
Cost of goods sold	404.8	403.6

Gross Profit	235.1	204.0
Selling, general and administrative expenses	92.0	104.1
Amortization of intangible assets	16.6	17.1

Earnings before Income Taxes	126.5	82.8
Income tax expense	30.1	13.1

Net Earnings	$96.4	$69.7

Other comprehensive loss:
Foreign currency translation adjustments	(0.4)	(0.3)

Other comprehensive loss	(0.4)	(0.3)

Comprehensive Income	$96.0	$69.4

See accompanying Notes to Condensed Combined Financial Statements (Unaudited).

ACTIVE NUTRITION

CONDENSED COMBINED BALANCE SHEETS (Unaudited)

($ in millions)

	June 30, 2019	September 30, 2018
ASSETS
Current Assets
Cash and cash equivalents	$3.4	$10.9
Receivables, net	94.5	87.2
Inventories	113.8	61.6
Prepaid expenses and other current assets	6.5	4.0

Total Current Assets	218.2	163.7
Property, net	11.2	11.9
Goodwill	65.9	65.9
Other intangible assets, net	302.1	318.7
Other assets	0.2	0.2

Total Assets	$597.6	$560.4

LIABILITIES AND PARENT COMPANY EQUITY
Current Liabilities
Accounts payable	$60.5	$58.7
Other current liabilities	28.4	35.6

Total Current Liabilities	88.9	94.3
Deferred income taxes	15.9	13.6
Other liabilities	1.8	0.8

Total Liabilities	106.6	108.7

Parent Company Equity
Net parent investment	492.8	453.1
Accumulated other comprehensive loss	(1.8)	(1.4)

Total Parent Company Equity	491.0	451.7

Total Liabilities and Parent Company Equity	$597.6	$560.4

See accompanying Notes to Condensed Combined Financial Statements (Unaudited).

ACTIVE NUTRITION

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (Unaudited)

($ in millions)

	Nine Months Ended June 30,
	2019	2018
Cash Flows from Operating Activities
Net Earnings	$96.4	$69.7
Adjustments to reconcile net earnings to net cash flow provided by operating activities:
Depreciation and amortization	19.0	19.4
Non-cash allocated expense from parent	8.3	3.3
Deferred income taxes	2.3	(10.4)
Other, net	—	0.1
Other changes in operating assets and liabilities:
Increase in receivables, net	(7.4)	(9.8)
(Increase) decrease in inventories	(52.4)	14.0
(Increase) decrease in prepaid expenses and other current assets	(2.5)	6.2
Decrease in other assets	—	0.1
(Decrease) increase in accounts payable and other current liabilities	(5.3)	7.9
Increase in non-current liabilities	1.0	—

Net Cash Provided by Operating Activities	59.4	100.5

Cash Flows from Investing Activities
Additions to property	(1.8)	(2.2)

Net Cash Used in Investing Activities	(1.8)	(2.2)

Cash Flows from Financing Activities
Change in net parent investment	(65.0)	(99.5)

Net Cash Used in Financing Activities	(65.0)	(99.5)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(0.1)	(0.1)

Net Decrease in Cash and Cash Equivalents	(7.5)	(1.3)
Cash and Cash Equivalents, Beginning of Year	10.9	7.8

Cash and Cash Equivalents, End of Period	$3.4	$6.5

See accompanying Notes to Condensed Combined Financial Statements (Unaudited).

ACTIVE NUTRITION

CONDENSED COMBINED STATEMENTS OF PARENT COMPANY EQUITY (Unaudited)

($ in millions)

	As Of and For The Nine Months Ended June 30,
	2019	2018
Net Parent Investment
Beginning of period	$453.1	$485.4
Net earnings	96.4	69.7
Net decrease in net parent investment	(56.7)	(96.2)

End of period	492.8	458.9
Accumulated Other Comprehensive Loss
Beginning of period	(1.4)	(1.0)
Foreign currency translation adjustments	(0.4)	(0.3)

End of period	(1.8)	(1.3)

Total Parent Company Equity	$491.0	$457.6

See accompanying Notes to Condensed Combined Financial Statements.

ACTIVE NUTRITION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

($ in millions)

NOTE 1—BASIS OF PRESENTATION

The Active Nutrition business of Post (herein referred to as “Active Nutrition” or “the Company”) is a provider of highly nutritious, great-tasting nutrition products including ready-to-drink (“RTD”) protein shakes, other RTD beverages, powders, nutrition bars and supplements in the convenient nutrition category. The Company has a single operating segment.

These condensed combined financial statements have been prepared on a stand-alone basis and are derived from the accounting records of Post Holdings, Inc. (“Post”). The condensed combined financial statements reflect the historical results of operations, financial position and cash flows of Active Nutrition and the allocation to the Company of certain Post corporate expenses. For the purposes of these financial statements, income taxes have been computed for the Company on a stand-alone, separate tax return basis.

Transactions between the Company and Post and its subsidiaries (excluding the Company) are included in these financial statements. All intercompany transactions between the Company and Post and its subsidiaries (excluding the Company) are considered to be effectively settled for cash, excluding the allocation of certain Post non-cash corporate expenses. The total net effect of the settlement of these intercompany transactions is reflected in the Condensed Combined Statements of Cash Flows as “Change in net parent investment” within financing activities and on the Condensed Combined Balance Sheets as “Net parent investment.”

In the opinion of the Company’s management, the assumptions underlying the historical condensed combined financial statements of the Company, including the basis on which the expenses have been allocated from Post, are reasonable. However, the allocations may not reflect the expenses that the Company would have incurred as a separate company for the periods presented.

The accompanying unaudited condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, the accompanying unaudited condensed combined financial statements include all adjustments (consisting of only normal, recurring adjustments) considered necessary for a fair statement of the Company’s results of operations, comprehensive income, financial position, cash flows and parent company equity for the interim periods presented. Interim results are not necessarily indicative of the results that may be expected for the full year. The accompanying unaudited condensed combined financial statements should be read in conjunction with the combined annual financial statements and notes thereto for the years ended September 30, 2018, 2017 and 2016. Subsequent events have been assessed through the submission date and no events were identified to report or record.

NOTE 2—RECENTLY ISSUED AND ADOPTED ACCOUNTING STANDARDS

The Company has considered all new accounting pronouncements and has concluded there are no new pronouncements (other than the ones described below) that had or will have an impact on the Company’s results of operations, financial position, cash flows or parent company equity based on current information.

Recently Issued

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842).” This ASU requires a company to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for lessees, lessors and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-11, “Leases (Topic 842): Targeted Improvements.” This ASU provides an additional transition method by allowing entities to initially apply the new lease standard at the date of adoption with a cumulative effect adjustment to the opening balances of retained earnings in the period of adoption. This ASU also gives lessors the option of electing, as a practical expedient by class of underlying asset, not to separate the lease and non-lease components of a contract when those lease contracts meet certain criteria. These ASUs are effective for annual periods beginning after December 15, 2018 and interim periods therein (i.e., Active Nutrition’s financial statements for the year ending September 30, 2020), with early adoption permitted. The Company will adopt these ASUs on October 1, 2019, and it expects to use the modified retrospective method of adoption. The Company has selected a software vendor and is in the process of assessing its lease agreements to identify those that fall within the scope of these ASUs. These ASUs will result in an increase in both assets and liabilities; however, the Company is unable to quantify the impact at this time. In addition, the Company expects to provide expanded disclosures upon adoption to present additional information related to its leasing arrangements.

Recently Adopted

In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract.” This ASU largely aligns the guidance for recognizing implementation costs incurred in a cloud computing arrangement that is a service contract with that for recognizing implementation costs incurred to develop or obtain internal-use software, including hosting arrangements that include an internal-use software license. The Company adopted this ASU on October 1, 2018 on a prospective basis, as permitted by the ASU. This change did not have a material impact on the Company’s financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” which superseded all existing revenue recognition guidance under GAAP. This ASU’s core principle is that a company will recognize revenue when it transfers promised goods or services to a customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also calls for additional disclosures around the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted this ASU on October 1, 2018 and used the modified retrospective transition method of adoption. The adoption of this ASU did not have a material impact on the Company’s financial statements as the impact of this ASU was limited to classification changes of $5.3 within the statement of operations and comprehensive income. For additional information, refer to Note 3.

NOTE 3—REVENUE FROM CONTRACTS WITH CUSTOMERS

In conjunction with the adoption of ASU 2014-09 (see Note 2), the Company updated its policy for recognizing revenue. The Company utilized a comprehensive approach to assess the impact of this ASU by reviewing its customer contract portfolio and existing accounting policies and procedures in order to identify potential differences that would result from applying the new requirements of Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers.” A summary of the updated policy is included below.

Revenue Recognition Policy

The Company recognizes revenue when performance obligations have been satisfied by transferring control of the goods to customers. Control is generally transferred upon delivery of the goods to the customer. At the time of delivery, the customer is invoiced using previously agreed-upon credit terms. Shipping and/or handling costs that occur before the customer obtains control of the goods are deemed fulfillment activities and are accounted for as fulfillment costs. The Company’s contracts with customers generally contain one performance obligation.

Many of the Company’s contracts with customers include some form of variable consideration. The most common forms of variable consideration are trade promotions, rebates and discounts. Variable consideration is treated as a reduction of revenue at the time product revenue is recognized. Depending on the nature of the variable consideration, the Company primarily uses the “expected value” method to determine variable consideration. The Company does not believe that there will be significant changes to its estimates of variable consideration when any uncertainties are resolved with customers. The Company reviews and updates estimates of variable consideration each period. Uncertainties related to the estimates of variable consideration are resolved in a short time frame and do not require any additional constraint on variable consideration.

The Company’s products are sold with no right of return, except in the case of goods which do not meet product specifications or are damaged. No services beyond this assurance-type warranty are provided to customers. Customer remedies include either a cash refund or an exchange of the product. As a result, the right of return and related refund liability is estimated and recorded as a reduction of revenue based on historical sales return experience.

Impacts of Adoption

The Company used the modified retrospective transition method of adoption and elected the following practical expedients in accordance with ASC Topic 606:

•

Significant financing component—The Company elected not to adjust the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, the period between the transfer of a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

•

Shipping and handling costs—The Company elected to account for shipping and handling activities that occur before the customer has obtained control of a good as fulfillment activities (i.e., an expense), rather than as promised services.

•

Measurement of transaction price—The Company elected to exclude from the measurement of transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer for sales taxes.

The following tables summarize the impact of the Company’s adoption of ASC Topic 606 on a modified retrospective basis in the Company’s Condensed Combined Statement of Operations and Comprehensive Income. As a result of the adoption, certain payments to customers totaling $5.3 in the nine months ended June 30, 2019 previously classified in “Selling, general, and administrative expenses” were classified as “Net Sales” in the Condensed Combined Statement of Operations and Comprehensive Income. These payments to customers relate to trade advertisements that support the Company’s sales to customers. In accordance with ASC Topic 606, these payments were determined not to be distinct within the customer contracts and, as such, require classification within net sales. No changes to the balance sheet were required by the adoption of ASC Topic 606.

	Nine Months Ended June 30, 2019
	As Reported Under Topic 606	As Reported Under Prior Guidance	Impact of Adoption
Net Sales	$639.9	$645.2	$(5.3)
Cost of goods sold	404.8	404.8	—

Gross Profit	235.1	240.4	(5.3)
Selling, general and administrative expenses	92.0	97.3	(5.3)
Amortization of intangible assets	16.6	16.6	—

Earnings before Income Taxes	$126.5	$126.5	$—

Disaggregated Revenues

The following table presents net sales by product. The amounts for the nine months ended June 30, 2019 are presented under ASC Topic 606, “Revenue from Contracts with Customers” and the amounts for the nine months ended June 30, 2018 are presented under ASC Topic 605, “Revenue Recognition.”

	Nine Months Ended June 30,
	2019	2018
Shakes and other RTD beverages	$493.6	$439.0
Powders	90.0	87.4
Nutrition bars	48.9	72.3
Other	7.4	8.9

Net Sales	$639.9	$607.6

NOTE 4—INCOME TAXES

The effective income tax rate was 23.8% and 15.8% for the nine months ended June 30, 2019 and 2018, respectively. In accordance with ASC Topic 740, “Income Taxes,” the Company records income tax expense for interim periods using the estimated annual effective income tax rate for the full fiscal year adjusted for the impact of discrete items occurring during the interim periods.

The effective income tax rate in the nine months ended June 30, 2018 was impacted by the Tax Cuts and Jobs Act (the “Tax Act”), which was enacted on December 22, 2017. The Tax Act resulted in significant impacts to the Company’s accounting for income taxes, with the most significant of these impacts resulting from the reduction of the U.S. federal corporate income tax rate, a one-time transition tax on unrepatriated foreign earnings and full expensing of certain qualified depreciable assets placed in service after September 27, 2017 and before January 1, 2023. The Tax Act enacted a new U.S. federal corporate income tax rate of 21% that went into effect for the Company’s 2019 tax year and was prorated with the pre-December 22, 2017 U.S. federal corporate income tax rate of 35% for the Company’s 2018 tax year. This proration resulted in a blended U.S. federal corporate income tax rate of 24.5% for fiscal 2018. During the nine months ended June 30, 2018, the Company (i) remeasured its existing deferred tax assets and liabilities considering both the 2018 fiscal year blended rate and the 21% rate for periods beyond fiscal 2018 and recorded a tax benefit of $9.9 and (ii) calculated the one-time transition tax and recorded tax expense of $0.5. Full expensing of certain depreciable assets resulted in temporary differences, which were analyzed throughout fiscal 2018 as assets were placed in service.

NOTE 5—INVENTORIES

	June 30, 2019	September 30, 2018
Raw materials and supplies	$19.3	$24.9
Work in process	0.2	—
Finished products	94.3	36.7

	$113.8	$61.6

NOTE 6—PROPERTY, NET

	June 30, 2019	September 30, 2018
Property, at cost	$20.0	$18.3
Accumulated depreciation	(8.8)	(6.4)

	$11.2	$11.9

NOTE 7—INTANGIBLE ASSETS, NET

Total intangible assets subject to amortization are as follows:

	June 30, 2019			September 30, 2018
	Carrying Amount	Accumulated Amortization	Net Amount	Carrying Amount	Accumulated Amortization	Net Amount
Customer relationships	$209.4	$(62.6)	$146.8	$209.4	$(54.0)	$155.4
Trademarks/brands	213.4	(58.1)	155.3	213.4	(50.1)	163.3
Other intangible assets	3.1	(3.1)	—	3.1	(3.1)	—

	$425.9	$(123.8)	$302.1	$425.9	$(107.2)	$318.7

NOTE 8—RELATED PARTY TRANSACTIONS

The Company’s Condensed Combined Statements of Operations and Comprehensive Income include allocations of general and administrative costs, including stock-based compensation expense, as well as costs related to the finance, information technology, legal, human resources, quality, supply chain and purchasing functions. Costs for these functions and services performed by Post have been allocated to the Company based on a reasonable activity base (including specific costs, revenue, net assets and headcount, or a combination of such items) or another reasonable method. Allocated costs were $8.3 and $3.3 for the nine months ended June 30, 2019 and 2018, respectively, and are included in “Selling, general and administrative expenses” in the Condensed Combined Statements of Operations and Comprehensive Income. Allocated costs include $3.9 of costs related to the separation of the Company from Post for the nine months ended June 30, 2019. Separation costs of $0.1 were recorded directly by the Company during the nine months ended June 30, 2019, and were included in “selling, general and administrative expenses” in the Condensed Combined Statements of Operations and Comprehensive Income. All allocated costs are included in “Change in net parent investment” within financing activities on the Condensed Combined Statements of Cash Flows. It is not practicable to determine the actual expenses that would have been incurred for these services had the Company operated as a separate entity. Actual costs that would have been incurred had the Company operated as a separate public company during the periods presented would depend on a number of factors, including the organizational structure and strategic decisions made in various areas, such as human resources, legal, finance, information technology and infrastructure, among others. Management considers the allocation method to be reasonable.

The Company sells to certain other subsidiaries of Post, the results of which are immaterial and have been included in the accompanying financial statements.

Financial resources for the Company’s U.S. operations have historically been provided by Post, which has managed cash and cash equivalents on a centralized basis. Under Post’s centralized cash management system, cash requirements are provided directly by Post and cash generated by the Company is generally remitted directly to Post. Transaction systems (e.g. payroll and employee benefits) used to record and account for cash disbursements are generally provided by Post. Cash receipts associated with the U.S. business have been transferred to Post on a daily basis and Post has funded the Company’s cash disbursements. Financial resources for the Company’s international operations have been historically managed by the Company.

NOTE 9—COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Joint Juice Litigation

In March 2013, a complaint was filed on behalf of a putative, nationwide class of consumers against Premier Nutrition Corporation (“Premier Nutrition”) in the U.S. District Court for the Northern District of California

seeking monetary damages and injunctive relief. The case asserted that some of Premier Nutrition’s advertising claims regarding its Joint Juice line of glucosamine dietary supplements were false and misleading. In April 2016, the district court certified a California-only class of consumers in this lawsuit ( this lawsuit is hereinafter referred to as the “California Class Lawsuit”).

In 2016 and 2017, the lead plaintiff’s counsel in the California Class Lawsuit filed ten additional class action complaints in the U.S. District Court for the Northern District of California on behalf of putative classes of consumers under the laws of Connecticut, Florida, Illinois, Maryland, Massachusetts, Michigan, New Jersey, New Mexico, New York and Pennsylvania. These additional complaints contain factual allegations similar to the California Class Lawsuit, also seeking monetary damages and injunctive relief.

In April 2018, the district court dismissed the California Class Lawsuit with prejudice. This dismissal was appealed and is pending before the U.S. Court of Appeals for the Ninth Circuit. The other ten complaints remain pending in the district court.

In January 2019, the same lead counsel filed a further class action complaint in Alameda County California Superior Court, alleging claims similar to the above actions and seeking monetary damages and injunctive relief on behalf of a putative class of California consumers. In February 2019, Premier Nutrition removed this action to the U.S. District Court for the Northern District of California.

The Company intends to vigorously defend these cases. The Company does not believe that the resolution of these cases will have a material adverse effect on its combined financial condition, results of operations or cash flows.

At both June 30, 2019 and September 30, 2018, the Company had accrued $8.5 related to this matter that was included in “Other current liabilities” on the Condensed Combined Balance Sheets.

Other

The Company is subject to various other legal proceedings and actions arising in the normal course of business. In the opinion of management, based upon the information presently known, the ultimate liability, if any, arising from such pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are likely to be asserted, taking into account established accruals for estimated liabilities (if any), are not expected to be material individually or in the aggregate to the combined financial position, results of operations or cash flows of the Company. In addition, although it is difficult to estimate the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters is not expected to be material to the combined financial position, results of operations or cash flows of the Company.

30,000,000 Shares

BellRing Brands, Inc.

Class A common stock

Prospectus

                    , 2019

Morgan Stanley

Citigroup

J.P. Morgan

Goldman Sachs & Co. LLC

BofA Merrill Lynch

Barclays

BMO Capital Markets

Credit Suisse

Evercore ISI

Stifel

SunTrust Robinson Humphrey

Wells Fargo Securities

HSBC

Nomura

PNC Capital Markets LLC

Rabo Securities

UBS Investment Bank

You should rely only on the information contained in this prospectus. None of BellRing Brands, Inc., Post Holdings, Inc. or the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. BellRing Brands, Inc. is offering to sell, and seeking offers to buy, the Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

No action is being taken in any jurisdiction outside of the U.S. to permit a public offering of the Class A common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the U.S. are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                 , 2019 (the 25th day after the date of this prospectus), all dealers that effect transactions in the Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable in connection with the offering of our Class A common stock contemplated by this Registration Statement. All of the fees set forth below are estimates.

SEC registration fee	$85,084
FINRA filing fee	$98,825
Listing fees and expenses	$295,000
Transfer agent and registrar fees and expenses	$3,500
Printing fees and expenses	$400,000
Legal fees and expenses	$2,250,000
Accounting fees and expenses	$1,150,000
Tax advisory fees and expenses	$2,900,000
Miscellaneous	$817,591

Total	$8,000,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to BellRing Brands, Inc. The Delaware General Corporation law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. BellRing Brands, Inc.’s amended and restated certificate of incorporation will provide for indemnification by BellRing Brands, Inc. of its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. BellRing Brands, Inc.’s amended and restated certificate of incorporation will provide for such limitation of liability.

In addition, we intend to maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

We also intend to enter into indemnification agreements with our directors and certain of our executive officers. These agreements will contain provisions that may require us, among other things, to indemnify these directors and executive officers against certain liabilities that may arise because of their status or service as directors or executive officers.

At present there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification is required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

On March 25, 2019, we issued 1,000 shares of common stock to Post Holdings, Inc. in exchange for $10.00 in the aggregate under an exemption from registration provided by Section 4(a)(2) of the Securities Act. In addition, in connection with the offering contemplated by this Registration Statement, we and Post Holdings, Inc. intend to complete a series of formation transactions, resulting in certain entities comprising the Active Nutrition business of Post’s Holdings, Inc. becoming our subsidiaries. In connection with these transactions, we will issue the share of our Class B common stock to Post Holdings, Inc., also under an exemption from registration provided by Section 4(a)(2) of the Securities Act. No underwriters will be involved in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.

Item 17. Undertakings.

(a)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)	The undersigned Registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of BellRing Brands, Inc.

3.2*	Form of Amended and Restated Bylaws of BellRing Brands, Inc.

4.1*	Form of Class A Common Stock Certificate of BellRing Brands, Inc.

5.1*	Opinion of Lewis Rice LLC

10.1	Master Transaction Agreement

10.2*	Form of Employee Matters Agreement

10.3*	Form of Investor Rights Agreement

10.4*	Form of Amended and Restated Limited Liability Company Agreement of BellRing Brands, LLC

10.5*	Form of Tax Matters Agreement

10.6*	Form of Tax Receivable Agreement

10.7*	Form of Master Services Agreement

10.8*	Form of Indemnification Agreement

10.9#*	BellRing Brands, Inc. 2019 Long-Term Incentive Plan

10.10	Bridge Facility Agreement dated as of October 11, 2019, among Post Holdings, Inc., Morgan Stanley Senior Funding, Inc., as Administrative Agent and other lenders from time to time party thereto

10.11	Guarantee and Collateral Agreement dated as of October 11, 2019 among Post Holdings, Inc., certain of its subsidiaries and Morgan Stanley Senior Funding, Inc., as Administrative Agent

10.12†*	Stremick Heritage Foods, LLC and Premier Nutrition Corporation Manufacturing Agreement dated as of July 1, 2017, as amended June 11, 2018, October 1, 2018 and July 3, 2019

21.1*	Subsidiaries of BellRing Brands, Inc.

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3*	Consent of Lewis Rice LLC (contained in Exhibit 5.1)

24.1*	Powers of Attorney (included on signature page previously filed)

99.1*	Consent of Darcy Horn Davenport

99.2*	Consent of Thomas P. Erickson

99.3*	Consent of Elliot H. Stein, Jr.

99.4*	Consent of Jennifer Kuperman Johnson

*	Previously filed.
†	Certain portions of this document that constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10).
#	This exhibit relates to management agreements or compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the County of St. Louis, State of Missouri, on October 11, 2019.

BellRing Brands, Inc.

By:	/s/ Diedre J. Gray
Diedre J. Gray
Secretary

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Robert V. Vitale	Executive Chairman (Co-Principal Executive Officer and Director)	October 11, 2019

* Darcy Horn Davenport	President and Chief Executive Officer (Co-Principal Executive Officer)	October 11, 2019

* Paul A. Rode	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 11, 2019

*	Director	October 11, 2019
Jeff A. Zadoks

/s/ Diedre J. Gray	Director	October 11, 2019
Diedre J. Gray

*By:	/s/ Diedre J. Gray
Name:	Diedre J. Gray
Title:	Attorney-in-Fact

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